As filed with the Securities and Exchange Commission on April 27, 2017.

Registration No. 333-217085

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Carvana Co.

(Exact name of registrant as specified in its charter)

Delaware	5500	81-4549921
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4020 E. Indian School Road

Phoenix, Arizona 85018

Telephone: (602) 852-6604

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ernie Garcia, III

Chief Executive Officer

4020 E. Indian School Road

Phoenix, Arizona 85018

Telephone: (602) 852-6604

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Robert M. Hayward, P.C. Robert E. Goedert Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 Telephone: (312) 862-2000	Alan F. Denenberg, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 Telephone: (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, par value $0.001 per share	17,250,000	$16.00(2)	$276,000,000	$31,988.40(3)

(1)	Includes 2,250,000 shares of Class A common stock subject to the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(a) of the Securities Act of 1933.
(3)	Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

SUBJECT TO COMPLETION DATED APRIL 27, 2017

Preliminary Prospectus dated April 27, 2017

15,000,000 Shares

Class A Common Stock

This is the initial public offering of shares of Class A common stock of Carvana Co., par value $0.001 per share. Carvana Co. is offering 15,000,000 shares of its Class A common stock to be sold in the offering.

Prior to this offering, there has been no public market for the Class A common stock of Carvana Co. It is currently estimated that the initial public offering price per share will be between $14.00 and $16.00. Carvana Co’s. Class A common stock has been approved for listing on the New York Stock Exchange (the “NYSE”) under the symbol “CVNA.”

Carvana Co. has two authorized classes of common stock: Class A and Class B. Holders of the Class A common stock are entitled to one vote per share. Ernest Garcia, II, Ernie Garcia, III, and entities controlled by one or both of them (collectively, the “Garcia Parties”) are entitled to ten votes per share of Class B common stock they beneficially own, for so long as the Garcia Parties maintain, in the aggregate, direct or indirect beneficial ownership of at least 25% of the outstanding shares of Class A common stock (determined on an as-exchanged basis assuming that all of the Class A Units were exchanged for Class A common stock). All other holders of Class B common stock are each entitled to one vote per share. All holders of Class A and Class B common stock will vote together as a single class except as otherwise required by applicable law. Holders of the Class B common stock do not have any right to receive dividends or distributions upon the liquidation or winding up of Carvana Co.

Carvana Co. will contribute the net proceeds from this offering to its wholly owned subsidiary, Carvana Co. Sub LLC (“Carvana Sub”), that will in turn use such net proceeds to purchase newly-issued units (“LLC Units”) in Carvana Group, LLC (“Carvana Group”). The purchase price for the LLC Units will be equal to 0.8 times the initial public offering price of the shares of Class A common stock less the underwriting discounts and commissions referred to below. Carvana Group will use the net proceeds it receives in connection with this offering as described under “Use of Proceeds.” Upon completion of this offering, Carvana Co. will have, indirectly through Carvana Sub, acquired 18,750,000 LLC Units representing a 11% economic interest in Carvana Group. Although Carvana Co. will initially have an indirect minority economic interest in Carvana Group, Carvana Sub will be the sole manager of Carvana Group and, through Carvana Group, operate and control its business. The existing owners of Carvana Group will hold the remaining 152,030,062 LLC Units representing a 89% economic interest in Carvana Group. LLC Units are, from time to time, exchangeable for shares of Class A common stock or, at our election, for cash. See “Organizational Structure — Exchange Agreement.” Carvana Co. will be a holding company, and upon consummation of this offering and the application of the net proceeds therefrom, its sole asset will be its indirect equity interest in the LLC Units of Carvana Group. Immediately following this offering, the holders of Class A common stock will collectively own 100% of the economic interests in Carvana Co. and have 1% of the voting power of Carvana Co. The holders of our Class B common stock will have the remaining 99% of the voting power of Carvana Co.

Carvana Co. is an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, has elected to comply with certain reduced public company reporting requirements.

See “Risk Factors” beginning on page 20 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to Investors	Underwriting Discounts and Commissions(1)	Proceeds to Carvana
Per share to Public	$	$	$
Per share to certain shareholders(2)	$	$	$
Total	$	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.
(2)	The Garcia Parties have indicated an interest in purchasing up to an aggregate of $20.0 million of shares of our Class A common stock (or an aggregate of 1,333,333 shares) in this offering at the initial public offering price. The underwriters will not receive any underwriting discounts or commissions from our sales of shares to these purchasers.

The underwriters have the option to purchase up to an additional 2,250,000 shares of Class A common stock from us at the initial public offering price less the underwriting discounts and commissions for a period of 30 days after the date of this prospectus.

The Garcia Parties have indicated an interest in purchasing up to an aggregate of $20.0 million of shares of our Class A common stock (or an aggregate of 1,333,333 shares of our Class A common stock, assuming an initial public offering price of $15.00, which is the midpoint of the estimated public offering price range set forth above) offered pursuant to this prospectus in this offering at the initial public offering price, including up to $2.0 million personally by our Chief Executive Officer, Ernie Garcia, III. To the extent the Garcia Parties purchase any such shares in this offering, the number of shares available for sale to the public will accordingly be reduced. Because these indications of interest are not binding agreements or commitments to purchase, the Garcia Parties may elect not to purchase shares in this offering. The underwriters will not receive any underwriting discounts or commissions from the sale of shares to the Garcia Parties.

The underwriters expect to deliver shares of Class A common stock against payment in New York, New York on                 , 2017.

Wells Fargo Securities	BofA Merrill Lynch	Citigroup	Deutsche Bank Securities

Baird	William Blair	BMO Capital Markets	JMP Securities

Prospectus dated                         , 2017.

1.800.444.0840
CARVANA
CARVANA
2014 AUDI
A6
28K MILES
$32,500
CARVANA
2015 BMW
41K MILES

Annual
Revenue
$4.6M
2013
$41.7M
816% YoY
2014
$130.4M
213% YoY
2015
$365.1M
180% YoY
2016
CARVANA
CARVANA

4.8
★★★★★
Rating(1)
4,250+
Customer Reviews
on Carvana.com(1)
95%
Would Recommend
To A Friend(1)
CARVANA
(1) Through Q4 2016

Through and including             , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

BASIS OF PRESENTATION

In connection with the consummation of this offering, we will effect certain organizational transactions. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions and this offering, which we refer to collectively as the ‘‘Organizational Transactions.’’ See ‘‘Organizational Structure’’ for a description of the Organizational Transactions and a diagram depicting our anticipated structure after giving effect to the Organizational Transactions, including this offering.

Unless we state otherwise or the context otherwise requires, the terms “we,” “us,” “our,” “our business” and “our company” refer to and similar references refer: (1) on or following the consummation of the Organizational Transactions, including this offering, to Carvana Co. and its consolidated subsidiaries, including Carvana Group, and (2) prior to the consummation of the Organizational Transactions, including this offering, to Carvana Group and its consolidated subsidiaries.

We will be a holding company and upon consummation of this offering and the application of net proceeds therefrom our sole asset will be the capital stock of a wholly owned subsidiary, Carvana Sub, whose sole asset will be LLC Units of Carvana Group. Carvana Co. will be the sole managing member of Carvana Sub, and Carvana Sub will be the sole managing member of Carvana Group. Carvana Group will be the predecessor of the issuer, Carvana Co., for financial reporting purposes. Carvana Co. will be the reporting entity following this offering.

Accordingly, this prospectus contains the historical financial statements of Carvana Group and its consolidated subsidiaries. The unaudited pro forma consolidated financial data of Carvana Co. presented in this prospectus has been derived from the application of pro forma adjustments to the historical consolidated financial statements of Carvana Group and its subsidiaries included elsewhere in this prospectus. These pro forma adjustments give effect to the Organizational Transactions as described in ‘‘Organizational Structure,’’ including the consummation of this offering and other related transactions, as if all such transactions had occurred on January 1, 2016. See ‘‘Unaudited Pro Forma Consolidated Financial Data’’ for a complete description of the adjustments and assumptions underlying the unaudited pro forma consolidated financial data included in this prospectus.

Throughout this prospectus, we provide a number of key operating metrics used by management, some of which are used by our competitors in the automotive retail industry, including retail units sold, number of markets, monthly unique visitors, inventory units available, average days to sale and total gross profit. We define retail units sold as the number of vehicles sold to customers in a given period, net of returns under our seven-day return policy. We define a market as a metropolitan area in which we have commenced local advertising and offer free home delivery to customers with a Carvana employee and branded delivery truck. We define a monthly unique visitor as an individual who has visited our website within a calendar month. We define inventory units available as the number of vehicles listed for sale on our website on the last day of a given reporting period. We define average days to sale as the average number of days between vehicle acquisition by us and delivery to a customer for all retail units sold in a period. However, this metric does not include any retail units that remain unsold at period end. We define total gross profit per unit as the aggregate gross profit in a given period divided by retail units sold in that period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The consolidated financial statements of Carvana Group in this prospectus include Carvana Group’s accounts presented on a consolidated basis. Carvana Group was formed as an Arizona limited liability company by DriveTime Automotive Group, Inc. (together with its subsidiaries and affiliates other than us, “DriveTime”) and commenced operations in 2012. On March 10, 2015, Carvana Group converted to a Delaware limited liability company. Prior to November 1, 2014, we were a wholly-owned subsidiary of DriveTime. On November 1, 2014, DriveTime distributed the units of Carvana, LLC to its unitholders on a pro-rata basis (the “Spinoff”). Following the Spinoff, the unitholders of DriveTime contributed the Carvana, LLC units to Carvana Group. We have accounted for the distribution as a spinoff transaction in accordance with applicable U.S. generally accepted accounting principles and have reflected assets and liabilities before and after November 1, 2014 at their historical basis.

i

Prior to November 1, 2014, Carvana Group’s historical consolidated financial statements included expense allocations related to certain functions provided by DriveTime, including, but not limited to, general corporate expenses related to accounting and finance, human resources, payroll and benefits, equipment, corporate communications, software and production. These expenses have been allocated to us based on direct usage or benefit where identifiable, with the remainder allocated on a pro rata basis determined by management. Management considers the basis on which the expenses have been allocated to reasonably reflect the utilization of the services provided to, or the benefit received by, us for all periods presented prior to November 1, 2014. The allocations may not, however, reflect the expenses we would have incurred as an independent company for the periods presented prior to November 1, 2014. Actual costs that may have been incurred if we had been a stand-alone entity would depend on a number of factors, including the organizational structure, whether functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and infrastructure. We are unable to determine the amount of costs that would have been incurred had we been independent.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research.

Our estimates are derived from publicly available information released by third party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. The independent industry publications used in this prospectus were not prepared on our behalf. While we are not aware of any misstatements regarding any information presented in this prospectus, forecasts, assumptions, expectations, beliefs, estimates and projects involve risk and uncertainties and are subject to change based on various factors, including those described under the headings “Forward-Looking Statements” and “Risk Factors.”

References in this prospectus to (i) “DealerSocket 2015” refer to the DealerSocket Independent Dealership Action Report Fall 2015 and (ii) “DealerSocket 2016” refer to the DealerSocket 2016 Independent Dealership Action Report.

TRADEMARKS AND TRADENAMES

This prospectus includes our trademarks and service marks, “Carvana,” “Carvana Certified,” “CarvanaCare” and “Cardian Angel,” which are protected under applicable intellectual property laws and are the property of the issuer or its subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, such as “Amazon,” “Google,” “Vroom” and “Shift” which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A common stock. For a more complete understanding of us and this offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes. Some of the statements in this prospectus are forward-looking statements. See “Forward-Looking Statements.” Unless otherwise stated, this prospectus assumes no exercise of the underwriters’ option to purchase additional shares.

Our Company

Carvana is a leading eCommerce platform for buying used cars. We are transforming the used car buying experience by giving consumers what they want – a wide selection, great value and quality, transparent pricing and a simple, no pressure transaction. Each element of our business, from inventory procurement to fulfillment and overall ease of the online transaction, has been built for this singular purpose.

We provide a refreshingly different and convenient car buying experience that can save buyers time and money. On our platform, consumers can research and identify a vehicle, inspect it using our proprietary 360-degree vehicle imaging technology, obtain financing and warranty coverage, purchase the vehicle and schedule delivery or pick-up, all from their desktop or mobile devices. Our transaction technologies and online platform transform a traditionally time consuming process by allowing customers to secure financing, complete a purchase and schedule delivery online in as little as 10 minutes.

Our technology and infrastructure allow us to seamlessly and cost efficiently deliver this car buying experience to our customers. We use proprietary algorithms to optimize our nationally pooled inventory of over 7,300 vehicles, inspect and recondition our vehicles based on our “Carvana Certified” 150-point inspection process and operate our own logistics network to deliver cars directly to customers as soon as the next day. Customers in certain markets also have the option to pick up their vehicle at one of our proprietary vending machines, which provides an exciting pick-up experience for the customer while decreasing our variable costs, increasing scalability and building brand awareness.

From the launch of our first market in January 2013 through December 31, 2016, we purchased, reconditioned, sold and delivered approximately 27,500 vehicles to customers through our website, generating $541.8 million in revenue. Our sales have grown as we have added new markets and increased our market penetration in our current markets. As of December 31, 2016, our in-house distribution network services 21 metropolitan markets, and we plan to continue to expand our network into additional markets. Since we launched our first market in 2013, we have grown organically across the United States, adding two markets in 2014, six in 2015 and 12 in 2016.

Our revenues have grown from $4.6 million in 2013 and $41.7 million in 2014 to $130.4 million in 2015. For the year ended December 31, 2016, we generated $365.1 million in revenue, representing a 180.0% increase over the $130.4 million in revenue that we generated for the year ended December 31, 2015. We continue to invest heavily in growth and generated a net loss of $93.1 million for the year ended December 31, 2016, compared to a net loss of $36.8 million for the year ended December 31, 2015.

The following graphic illustrates the cumulative number of vehicles sold through our website on a quarterly basis along with selected milestones of our business.

Industry Overview

The U.S. automotive industry generated approximately $1.1 trillion in sales in 2015, which comprised roughly 20% of the U.S. retail economy and made it the largest consumer retail market in the United States according to the U.S. Census Bureau. Edmunds.com estimates U.S. used vehicle sales at over $710 billion in 2015, representing approximately 38 million used vehicle transactions at an average sales price of $18,552.

The used car auto retail industry is highly fragmented. There are approximately 63,000 used car dealerships in North America, comprised of 45,000 independent used car dealerships and nearly 18,000 franchise dealerships, according to the DealerSocket 2015. The largest dealer brand commands approximately 1.6% of the U.S. market and the top 100 used car auto retailers collectively hold approximately 7.0% of U.S. market share, according to Edmunds.com, publicly-listed dealership filings and Automotive News.

Consumers in this large and fragmented market have a distinct set of expectations that are challenging for traditional used car retailers to address.

•

Wide selection.    Traditional used car retailers are limited by staging capacity and anticipated local demand; and they generally lack the logistical capabilities to source vehicles from other locations quickly and cost-effectively.

•	Value. Traditional used car retailers have high overhead costs and must pass these costs on to their customers.

•	Confidence in quality. Traditional used car retailers may lack the scale and expertise to consistently purchase high quality vehicles and uniformly recondition them.

•

Control and no pressure.    According to DealerSocket 2016, 81% of North American consumers do not enjoy the car buying process, and U.S. car salespeople are among the least trusted professionals according to a 2015 Gallup poll.

•

Fast, simple purchasing process.    Buying a car at a traditional auto dealership is often a multi-part transaction including vehicle purchase, trade-in, financing and complementary products, and requires over three hours on average, according to the 2016 Car Buyer Journey report from Autotrader.

Historically, consumers have discovered vehicles for sale through local print and broadcast media as well as word of mouth, and would go to dealerships to educate themselves on potential purchases. However, 97% of customer vehicle purchases involve online research, according to the Cars Online 2014 report from Capgemini, and the typical used car buyer spends approximately nine hours researching a prospective car purchase online, according to the 2016 Car Buyer Journey report from Autotrader.

As eCommerce has become more established, reaching 8.4% of total retail sales in the U.S. in the third quarter of 2016 according to the U.S. Census Bureau, consumers have become more comfortable buying taste-driven, higher-priced products such as consumer electronics and home furnishings online. Similarly, auto consumers are interested in eCommerce solutions for their car purchasing needs — 75% of U.S. car buyers would consider completing their entire car purchase online if given the opportunity, according to Accenture’s 2015 Automotive Digital Survey.

Our Solution

In response to these evolving consumer needs, we built Carvana to provide a no pressure, no haggle experience with flexible and fast transactions. We aim to deliver the best selection, best value and best experience for used car buyers.

•

The Best Selection.    As of December 31, 2016, we offer all consumers a nationally pooled inventory of over 7,300 high-quality used vehicles. We evaluate all of the vehicles that we own and offer for sale using our 150-point “Carvana Certified” inspection process, which we are able to perform at scale across our network of inspection and reconditioning centers (“IRCs”). We use proprietary algorithms to optimize our inventory acquisition based on extensive used vehicle market and customer behavior data. Furthermore, our nationally pooled inventory system maximizes the breadth of vehicle selection for our customers in any given location. This results in a higher likelihood that customers are able to find the make, model, year and color combination that they desire. In contrast, traditional dealerships are limited in range of selection because they typically optimize a local inventory of a few hundred vehicles at each dealership location, even if they own thousands of vehicles across multiple distributed locations.

•

The Best Value.    Our proprietary technology and vertically-integrated business model allow us to enjoy a significantly lower variable cost structure versus traditional dealerships and provide substantial value to our customers. We do not require a network of brick-and-mortar dealerships staffed with sales personnel; instead, we utilize both an in-house logistics network and proprietary vending machines to facilitate trade-ins and vehicle delivery. Additionally, we believe our pooled inventory approach will result in lower average days to sale, which we expect will help improve margins due to decreased vehicle depreciation resulting in higher unit selling price. These savings are passed on to the consumer through sales prices that averaged $1,430 below Kelley Blue Book Suggested Retail Value per vehicle during the year ended December 31, 2016. Furthermore, we are able to provide personalized and highly-transparent financing terms based on basic customer information that results in faster transaction times, clear lending terms and competitive interest rates.

•

The Best Experience.    We aim to provide the best car buying experience available for our customers through a fully-integrated, convenient online shopping experience. Our proprietary 360-degree vehicle imaging technology provides transparency by allowing customers to view vehicle features and imperfections. We provide automated trade-in valuations, financing and warranties. Customers can easily select among various pricing and pre-approved financing terms and receive approval in seconds. We offer a premium fulfillment experience with pick-up and delivery options available, including pick-up at our vending machines in some markets. Our in-house customer advocates are available to answer customer questions that arise throughout the process. Finally, we offer seven-day return and 100-day warranty policies with every car we sell.

We believe that our customers value the ease of use and transparency of our platform. They have responded favorably to our solution, as illustrated by the ratings we receive. Our customers rated us an average of 4.8 out of 5.0 as of December 31, 2016, and 95% of them said they would recommend us to a friend when responding to over 4,250 satisfaction surveys we solicited from our inception through December 31, 2016. These positive reactions create opportunities for repeat customers and a strong referral network.

Our Competitive Strengths

Our business model is disrupting the traditional used vehicle sales model. Carvana’s primary goal is to rapidly scale vehicle unit sales by focusing on delivering an unparalleled customer experience. Since our inception in 2012, we have been developing and leveraging the following key strengths of our robust platform, which we believe provide significant competitive advantages.

•

Purpose-built vertically-integrated eCommerce platform.    Our platform combines a comprehensive online sales experience with a vertically-integrated supply chain, which gives us control of all critical operations and transaction elements and facilitates a fast, simple and consistent user experience.

•

Differentiated shopping experience.    We have developed market-leading technology that makes the online vehicle purchasing process intuitive, transparent and fun. Coupled with our certification process and seven–day return policy, this generates the confidence and trust in our platform needed to buy a car online.

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Proprietary financing technology.    Our differentiated financing solutions allow customers to choose their preferred financing from thousands of pre-approved down payment and monthly payment combinations and enable us to generate automotive finance receivables that we typically sell to third party financing partners at a premium.

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Efficient logistics network and attractive fulfillment experience.    Our proprietary logistics software, in-house delivery network and multi-story glass tower vending machines differentiate us from competitors by allowing us to predictably and efficiently transport cars while providing customers a distinctive fulfillment experience.

•

Scaled used vehicle infrastructure.    We currently leverage a network of three IRCs and supporting software for our vehicle reconditioning and logistics activities that required significant investments in time and capital and provide substantial capacity for growth.

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Scale driving powerful network effects.    Our logistics capabilities allow us to offer every car in our inventory to customers across our markets. As we add markets, we expect to increase overall demand, which would enable us to carry a larger and broader inventory and in turn, improve our offering across markets and increase our market share.

Our Growth Strategies

The foundation of our business is retail vehicle unit sales. This drives the majority of our revenue and allows us to capture additional revenue streams associated with financing, vehicle service contracts (“VSCs”) and trade-in vehicles. As we mature, we believe we will continue to improve conversion on these revenue streams and expand our offering of complementary products. However, all of these additional revenue opportunities are derived from retail vehicle unit sales and as a result, our growth strategies are primarily focused on this metric.

Our ability to generate vehicle sales is a function of the number of markets we operate in, our penetration in those markets and our ability to build and maintain our brand by offering great value, transparency and outstanding customer service. We plan to continue growing our vehicle unit sales, number of markets, market penetration and complementary product revenues, while enhancing our competitive positioning, by executing the following key elements of our growth strategy:

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Increase sales through further penetration of our existing markets.    We believe that our markets are at an early stage of growth when measured by market share. We plan to continue marketing and actively building our brand in existing markets by improving our operations, opening additional vending machines, increasing our inventory size and growing brand awareness.

•

Continue to enter key geographic markets.    We believe there is a substantial opportunity to utilize our capital-light expansion model and proven go-to-market strategy to enter additional markets by expanding our existing logistics network and advertising in those markets.

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Continue to innovate and extend our technology leadership.    We believe that the complexity of the automotive retail transaction provides substantial opportunity for technology investment and that our leadership and continued growth will enable us to responsibly invest in further differentiating ourselves from competitors’ offerings.

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Develop broad consumer awareness of our brand.    We intend to attract new customers through advertising, public relations, and customer referrals. We also plan to build vending machines in additional markets to capitalize on the publicity they generate and believe our brand building efforts will be further enhanced once we are able to economically launch national advertising campaigns.

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Develop new products.    We plan to leverage our platform to increase monetization opportunities by introducing new complementary products and services. The car purchasing and ownership cycle provides many opportunities to add value for our customers, and our technology and process automation knowledge position us well to provide these services in unique and differentiated ways.

Risks Associated with Our Business

There are a number of risks related to our business, this offering and our Class A common stock that you should consider before you decide to participate in this offering. You should carefully consider all the information presented in the section entitled “Risk Factors” in this prospectus. Some of the principal risks related to our business include the following:

•	our history of losses and ability to maintain profitability in the future;

•	our ability to effectively manage our rapid growth;

•	our limited operating history;

•	the seasonal and other fluctuations in our quarterly operating results;

•	our relationship with DriveTime;

•	our management’s accounting judgments and estimates;

•	the highly competitive industry in which we participate;

•	the changes in prices of new and used vehicles; and

•	the Garcia Parties’ control over the outcome of matters requiring stockholder approval, including the election of directors.

These and other risks are more fully described in the section entitled “Risk Factors” in this prospectus. If any of these risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, you could lose all or part of your investment in our Class A common stock.

Recent Unaudited Operating Results

Set forth below are certain preliminary estimates of our operating results for the three months ended March 31, 2017 compared to our actual operating results for the three months ended March 31, 2016. We have not yet finalized our operating results for the three months ended March 31, 2017, and our consolidated statements of operations and related notes as of and for the three months ended March 31, 2017 are not expected to be available until after this offering is completed. Consequently, our final operating results for the three months ended March 31, 2017 will not be available to you prior to investing in this offering. We may identify items that would require us to make adjustments to our preliminary estimates of our operating results set forth below during our financial statement preparation process. As a result, our operating results could be different from those set forth below and those differences could be material. See “Forward-Looking Statements.”

The preliminary financial data included below has been prepared by, and is the responsibility of, our management. Our independent auditors have not audited, reviewed, compiled or performed any procedures with respect to such preliminary financial data. Accordingly, our independent auditors express no opinion or any other form of assurance with respect thereto.

We are providing the following preliminary estimates of our operating results for the three months ended March 31, 2017:

•

For the three months ended March 31, 2017, we currently expect used vehicle sales to be between 8,250 and 8,350 units, as compared to sales of 3,783 units for the three months ended March 31, 2016. This increase in unit sales was driven in part by growth to 23 markets as of March 31, 2017 from 11 markets as of March 31, 2016. This increase in unit sales was also driven by growth in existing markets due to expanded inventory selection, enhanced marketing efforts, increased brand awareness and customer referrals.

•

For the three months ended March 31, 2017, we currently expect total net sales and operating revenues to be between $157.3 and $159.3 million, as compared to total net sales and operating revenues of $73.0 million for the three months ended March 31, 2016. The increase in total net sales and operating revenues was primarily the result of the increase in unit sales.

•

For the three months ended March 31, 2017, we currently expect total gross profit to be between $9.3 and $9.8 million, as compared to total gross profit of $4.0 million for the three months ended March 31, 2016. The expected increase in gross profit is primarily due to increased unit sales and increased used vehicle gross profit per unit, which was primarily driven by enhancements in our proprietary vehicle purchasing, pricing and logistics technology.

•

For the three months ended March 31, 2017, we currently expect total net loss to be between $39.3 and $38.3 million, as compared to total net loss of $17.3 million for the three months ended March 31, 2016. The expected increase in net loss is primarily due to an increase in selling, general and administrative expenses associated with expansion to additional markets and investment in infrastructure and headcount to support our growth.

General Corporate Information

Carvana Co. was incorporated as a Delaware corporation on November 29, 2016 in anticipation of this offering. Our corporate headquarters are located at 4020 East Indian School Road, Phoenix, Arizona 85018. Our telephone number is (602) 852-6604. Our website address is www.carvana.com. The information on, or accessible through, our website is not deemed to be part of this prospectus.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of the last day of the fiscal year following the fifth anniversary of the completion of this offering, the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, the date on which we are deemed to be a large accelerated filer (this means the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year), or the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements and executive compensation in this prospectus and expect to elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

Ownership and Organizational Structure

Following this offering and the consummation of the Organizational Transactions, we will be a holding company and our sole asset will be the capital stock of a wholly owned subsidiary, Carvana Sub, whose sole asset will be its membership interest in Carvana Group. We will operate and control all of the business and affairs and consolidate the financial results of Carvana Group. See “Organizational Structure” for a complete description of the Organizational Transactions.

In connection with the Organizational Transactions:

•

We will amend and restate Carvana Group’s existing operating agreement (the “LLC Operating Agreement”) to, among other things, (i) eliminate a class of preferred membership interests, (ii) provide for LLC Units consisting of two classes of common ownership interests in Carvana Group (Class B common units held by certain employees and consultants subject to vesting and a participation threshold (“Class B Units”), and Class A common units held by the other Carvana Group owners, including the Garcia Parties and Carvana Sub (“Class A Units”)), and (iii) appoint our wholly owned subsidiary, Carvana Sub, as the sole manager of Carvana Group. See “Organizational Structure — Amended and Restated Operating Agreement of Carvana Group.”

•

We and our wholly owned subsidiary, Carvana Sub, will enter into an exchange agreement with the holders of LLC Units (the “LLC Unitholders”) pursuant to which the LLC Unitholders (other than Carvana Sub) will be entitled to exchange LLC Units, together with shares of Class B common stock in the case of Class A Units, for a number of shares of Class A common stock determined in accordance with the Exchange Agreement or, at our election, for cash. See “Organizational Structure — Exchange Agreement.”

•

We will enter into a tax receivable agreement (the “Tax Receivable Agreement”) with the LLC Unitholders that will provide for the payment by Carvana Co. to LLC Unitholders of 85% of the amount of cash savings, if any, in U.S. federal, state, local and foreign income taxes we actually realize (or, under certain circumstances are deemed to realize in the case of an early termination payment by us, a change in control or a material breach by us of our obligations under the Tax Receivable Agreement, as discussed below) as a result of (i) the increase in our proportionate share of the existing tax basis of the assets of Carvana Group and an adjustment in the tax basis of the assets of Carvana Group reflected in that proportionate share as a result of purchases of LLC Units from the LLC Unitholders (other than Carvana Sub) by Carvana Sub and (ii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we are required to make under the Tax Receivable Agreement. Due to the uncertainty of various factors, we cannot estimate the likely tax benefits we will realize as a result of LLC Unit exchanges, and the resulting amounts we are likely to pay out to LLC Unitholders pursuant to the Tax Receivable Agreement; however, we estimate that such payments may be substantial. See “Organizational Structure — Tax Receivable Agreement.”

We estimate that the net proceeds to us from the sale of our Class A common stock in this offering, after deducting underwriting discounts and commissions but before deducting estimated expenses payable by us, will be approximately $210.7 million ($242.0 million if the underwriters exercise their option to purchase additional shares in full), based on an assumed initial public offering price of $15.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). We will contribute such net proceeds to our wholly owned subsidiary, Carvana Sub, that will in turn use such net proceeds as follows:

•

pay $210.7 million to acquire 18,750,000 newly-issued LLC Units in Carvana Group at a purchase price per LLC Unit based on an assumed initial public offering price of $15.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) less underwriting discounts and commissions.

In turn, Carvana Group intends to:

•	repay all outstanding borrowings under a $50.0 million credit facility from Verde Investment, Inc., an affiliate of DriveTime, (the “Verde Credit Facility”);

•

transfer approximately 170,000 LLC Units to Ernest Garcia, II (assuming an initial public offering price of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) in exchange for his 0.1% ownership interest in Carvana, LLC;

•	pay an estimated $5.5 million of expenses incurred in connection with the Organizational Transactions; and

•	use the remaining proceeds for general corporate purposes. See “Use of Proceeds.”

The following diagram depicts our anticipated structure upon the completion of this offering and the use of proceeds therefrom. This chart is provided for illustrative purposes only and does not show all of our legal entities or ownership percentages of such entities.

(1)	Upon completion of this offering, the Garcia Parties will collectively control approximately 97% of the voting interest in us (or approximately 96% if the underwriters exercise their option to purchase additional shares in full). The remaining LLC Unitholders will collectively control approximately 2% of the voting interest in us. See “Principal Stockholders” for additional information about the other LLC Unitholders that will beneficially own more than 5% of our outstanding shares of Class B common stock following the completion of this offering. In addition to the Garcia Parties, our existing owners include a limited number of third parties that have invested in Class A Units, as well as certain of our employees who have been issued Class B Units pursuant to the LLC Plan.

(2)

Shares of Class A common stock and Class B common stock will vote as a single class. Each outstanding share of Class A common stock will be entitled to one vote on all matters to be voted on by stockholders generally. The shares of Class B common stock have no economic rights. Each share of our Class B common stock held by the Garcia Parties entitles its holder to ten votes on all matters to be voted on by stockholders generally for so long as the Garcia Parties maintain direct or indirect beneficial ownership of at least 25% of the outstanding shares of Class A common stock (determined on an as-exchanged basis assuming that all of the Class A Units were exchanged for Class A common stock). All other shares of our Class B common stock entitle their holder to one vote per share on all matters to be voted on by stockholders generally. In accordance with the exchange agreement to be entered into in connection with the Organizational Transactions, LLC Unitholders will be entitled to exchange LLC Units, together with shares of Class B common stock in the case of Class A Units, for shares of Class A common stock determined in accordance with the Exchange Agreement or, at our election, for cash.

(3)	During 2016, Carvana, LLC established a bonus plan for certain non-executive employees (the “Existing Performance Plan”), participants in which will be issued an aggregate of approximately 298,000 restricted shares of Class A common stock upon the completion of this offering pursuant to the terms of our new 2017 Omnibus Incentive Plan (the “2017 Incentive Plan”) (assuming an initial public offering price of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). We will also issue an aggregate of approximately 60,000 restricted shares of Class A common stock (assuming an initial public offering price of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) upon the completion of this offering to certain of our non-executive employees who are not participants in the Existing Performance Plan. Upon the completion of this offering, we also expect to award options to purchase an aggregate of approximately 417,000 shares of Class A common stock to our non-employee directors and approximately 100 employees, with an exercise price set at the initial public offering price. A portion of the options will be unvested as of the date of grant and will be time-vesting over a five year period.

(4)	The Garcia Parties have indicated an interest in purchasing up to an aggregate of $20.0 million of shares of our Class A common stock (or an aggregate of 1,333,333 shares of our Class A common stock, assuming an initial public offering price of $15.00, which is the midpoint of the estimated public offering price range set forth above) in this offering at the initial public offering price, including up to $2.0 million personally by our Chief Executive Officer, Ernie Garcia, III. To the extent that the Garcia Parties purchase any such shares in this offering, the number of shares available for sale to the public will accordingly be reduced. Because these indications of interest are not binding agreements or commitments to purchase, the Garcia Parties may elect not to purchase shares in this offering or to purchase fewer shares than they indicated an interest in purchasing. The underwriters will not receive any underwriting discounts or commissions from the sale of shares to the Garcia Parties. Any shares purchased the Garcia Parties in this offering will be subject to lock-up restrictions described in the section entitled “Underwriting.”

(5)	Includes 766,500 LLC Units we expect Carvana Group to issue to our executive officers and certain other employees prior to the pricing of this offering. Assumes no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, (i) the holders of Class A common stock will have 2% of the voting power in Carvana Co., (ii) the holders of Class B common stock will have 98% of the voting power of Carvana Co., (iii) the LLC Units held by the remaining LLC Unitholders will constitute 18% of the outstanding LLC Units in Carvana Group, and (iv) Carvana Co. will own, indirectly through its wholly owned subsidiary, Carvana Sub, 12% of the outstanding LLC Units in Carvana Group.

Our corporate structure following the offering, as described above, is commonly referred to as an “Up-C” structure, which is commonly used by partnerships and limited liability companies when they undertake an initial public offering of their business. Our Up-C structure will allow the existing owners of Carvana Group to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “passthrough” entity, for income tax purposes following the offering. One of these benefits is that future taxable income of Carvana Group that is allocated to such owners will be taxed on a flow-through basis and therefore will not be subject to corporate taxes at the entity level. Additionally, because the LLC Units that the existing owners will continue to hold are exchangeable for shares of our Class A common stock or, at our option, for cash from Carvana Sub, the Up-C structure also provides the existing owners of Carvana Group potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded. See “Organizational Structure” and “Description of Capital Stock.”

Following this offering, each of the existing owners of Carvana Group Class A Units will also hold a number of shares of our Class B common stock equal to 0.8 times the number of Class A Units they own. Our Class A common stock and Class B common stock will have what is commonly referred to as a “high/low vote structure,” which means that certain shares of our Class B common stock will have ten votes per share, while other shares of Class B common stock and all shares of Class A common stock will only have one vote per share. Each share of our Class B common stock held by the Garcia Parties, which includes Ernie Garcia, III, our Chief Executive Officer, as well as his father (who is also our controlling shareholder) will entitle its holder to ten votes per share for so long as the Garcia Parties maintain direct or indirect beneficial ownership of at least 25% of our total outstanding shares of common stock. All other shares of our Class B common stock will have one vote per share, which is on par with the voting rights of our Class A common stock. This high/low vote structure will enable the Garcia Parties to control the outcome of matters submitted to our stockholders for approval, including the election of our directors, as well as the overall management and direction of our company. Furthermore, the Garcia Parties will continue to exert a significant degree of influence, or actual control, over matters requiring shareholder approval until they own as little as approximately 25% of our outstanding common stock. We believe that maintaining this control by the Garcia Parties will be important for enabling them to successfully guide the implementation of our company’s growth strategies and strategic vision. Meanwhile, holders of our Class A common stock will have economic and voting rights similar to those of holders of common stock of non-Up-C structured public companies that have a high/low vote structure.

Carvana Co. will hold, indirectly through its wholly owned subsidiary, Carvana Sub, LLC Units, and therefore receive the same benefits as our existing owners on account of its ownership in an entity treated as a partnership, or “passthrough” entity, for income tax purposes. As Carvana Sub purchases LLC Units from the existing owners under the mechanism described above, Carvana Co. will obtain a step-up in tax basis in its share of Carvana Group’s assets. This step-up in tax basis will provide Carvana Co. with certain tax benefits, such as future depreciation and amortization deductions that can reduce the taxable income allocable to Carvana Co. Carvana Co. expects to enter into an agreement under which it will agree to pay the existing owners of Carvana Group 85% of the value of these tax benefits; however, the remaining 15% of the value of such benefits will be available to Carvana Co.

Generally, Carvana Co. will receive a pro rata share of any distributions made by Carvana Group to its members. However, pursuant to the LLC Operating Agreement, tax distributions will be made quarterly by Carvana Group to the holders of Class A Units on a pro rata basis based on Carvana Group’s net taxable income and to the holders of Class B Units based on such holder’s allocable share of Carvana Group’s net taxable income (rather than on a pro rata basis). Such tax distributions will be calculated based upon an assumed tax rate, which, under certain circumstances, may cause Carvana Group to make tax distributions that, in the aggregate, exceed the amount of taxes that Carvana Group would have paid if it were a similarly situated corporate taxpayer. Funds used by Carvana Group to satisfy its tax distribution obligations will not be available for reinvestment in our business. See “Risk Factors — Risks Related to Our Organizational Structure.”

Upon completion of this offering, we will be controlled by the Garcia Parties because the Garcia Parties will control approximately 97% of the voting interest in us (or approximately 96% if the underwriters exercise their option to purchase additional shares of our Class A common stock in full).

As a result of the Organizational Transactions:

•

the investors in this offering will collectively own 15.0 million shares of our Class A common stock and we will hold, indirectly through our wholly owned Subsidiary, Carvana Sub, 18.6 million LLC Units after the transfer of approximately 170,000 LLC Units to Ernest Garcia, II in exchange for his 0.1% ownership interest in Carvana, LLC;

•	certain of our current employees will own 0.4 million shares of restricted Class A common stock issued pursuant to the 2017 Incentive Plan;

•	the Garcia Parties will own 121.2 million LLC Units and 97.0 million shares of Class B common stock;

•	the remaining LLC Unitholders will own 31.0 million LLC Units and 20.3 million shares of Class B common stock;

•	our Class A common stock will collectively represent approximately 1% of the voting power in us; and

•	our Class B common stock will collectively represent approximately 99% of the voting power in us.

THE OFFERING

Issuer	Carvana Co.

Class A common stock offered by us	15,000,000 shares.

Option to purchase additional shares of our Class A common stock	2,250,000 shares.
Class A common stock to be outstanding immediately after this offering	15,000,000 shares (or 17,250,000 shares if the underwriters’ option is exercised in full). If all outstanding LLC Units held by the LLC Unitholders were exchanged for newly-issued shares of Class A common stock in accordance with the Exchange Agreement (based upon an assumed offering price of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), 136,760,049 shares of Class A common stock (or 139,010,049 shares if the underwriters’ option is exercised in full) would be outstanding.

Class B common stock to be outstanding immediately after this offering	117,236,210 shares. Immediately after this offering, the LLC Unitholders will own 100% of the outstanding shares of our Class B common stock.

Ratio of shares of Class A common stock to LLC Units	After this offering, Carvana Group will maintain a four-to-five ratio between the number of shares of Class A common stock issued by us and the number of LLC Units owned by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities and subject to adjustment as set forth in the Exchange Agreement, and taking into account Carvana Sub’s 0.1% ownership interest in Carvana, LLC).

Voting	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

After this offering, the LLC Unitholders will hold a number of shares of Class B common stock equal to 0.8 times the number of Class A Units held by the LLC Unitholders (other than Carvana Sub). Each share of our Class B common stock held by the Garcia Parties entitles its holder to ten votes on all matters to be voted on by stockholders generally for so long as the Garcia Parties maintain direct or indirect beneficial ownership of at least 25% of the outstanding shares of our Class A common stock (determined on an as-exchanged basis assuming that all of the Class A Units were exchanged for Class A common stock).

As a result, the Garcia Parties will have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. All other shares of our Class B common stock entitle their holders to one vote per share on all matters to be voted on by stockholders generally. See “Description of Capital Stock —Common Stock — Voting Rights.”

Holders of our Class A and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Upon completion of this offering, we will be controlled by the Garcia Parties. Upon completion of this offering, the Garcia Parties will control approximately 97% of the voting interest in us (or approximately 96% if the underwriters exercise their option to purchase additional shares in full). See “Organizational Structure” and “Management — Corporate Governance.”

Voting power of Class A common stock	1% (or 100% if all outstanding LLC Units were exchanged for newly-issued shares of Class A common stock in accordance with the Exchange Agreement).

Voting power of Class B common stock	99% (or 0% if all outstanding LLC Units were exchanged for newly-issued shares of Class A common stock in accordance with the Exchange Agreement).

Use of proceeds	We estimate, based upon an assumed initial public offering price of $15.00 per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we will receive net proceeds from this offering of approximately $210.7 million (or $242.0 million if the underwriters exercise their option in full to purchase additional shares of Class A common stock), after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses payable by us.

We intend to contribute the net proceeds to our wholly owned subsidiary, Carvana Sub, that will in turn acquire 18,750,000 newly-issued LLC Units (or 21,562,500 LLC Units if the underwriters exercise their option in full to purchase additional shares of Class A common stock) in Carvana Group. In turn, Carvana Group intends to apply the net proceeds it receives from us to repay all outstanding borrowings under the Verde Credit Facility, to pay expenses incurred in connection with the Organizational Transactions and for general corporate purposes. Carvana Sub will also transfer approximately 170,000 LLC Units to Ernest Garcia, II (assuming an initial public offering price of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) in exchange for his 0.1% ownership interest in Carvana, LLC.

See ‘‘Use of Proceeds” and “Organizational Structure.”

Dividend policy	We currently intend to retain any future earnings for investment in our business and do not expect to pay any dividends in the foreseeable future. The declaration and payment of all future dividends, if any, will be at the discretion of our board of directors (our “Board”) and will depend upon our financial condition, earnings, contractual restrictions, or applicable laws and other factors that our board of directors may deem relevant. See “Dividend Policy.”

Exchange rights of holders of the LLC Units	Prior to this offering, we will enter into an exchange agreement with the LLC Unitholders so that they may exchange LLC Units, together with shares of Class B common stock, in the case of Class A Units, for shares of Class A common stock in accordance with the terms of the Exchange Agreement or, at our election, for cash. Any shares of Class B common stock so delivered will be cancelled. See “Organizational Structure —Exchange Agreement.”

Tax receivable agreement	We will enter into a Tax Receivable Agreement with Carvana Group and the LLC Unitholders that will provide for the payment by us to such persons of 85% of the amount of tax benefits, if any, that we actually realize (or in some circumstances are deemed to realize) as a result of (1) the increase in our proportionate share of the existing tax basis of the assets of Carvana Group and an adjustment in the tax basis of the assets of Carvana Group reflected in that proportionate share as a result of any future exchanges of LLC Units held by the LLC Unitholders for shares of our Class A common stock or cash described under “Organizational Structure — Exchange Agreement” and (2) certain other tax benefits related to our making payments under the Tax Receivable Agreement. Due to the uncertainty of various factors, we cannot estimate the likely tax benefits we will realize as a result of LLC Unit exchanges, and the resulting amounts we are likely to pay out to LLC Unitholders pursuant to the Tax Receivable Agreement; however, we estimate that such payments may be substantial. See “Organizational Structure — Tax Receivable Agreement.”

Registration rights agreement

We intend to enter into a Registration Rights Agreement with certain LLC Unitholders in connection with this offering. The Registration Rights Agreement will provide such LLC Unitholders certain registration rights whereby, following our initial public offering and the expiration of any related lock-up period, such LLC Unitholder can require us to register under the Securities Act shares of Class A common stock issuable to them upon exchange of their LLC Units. The Registration Rights Agreement will also provide for piggyback registration rights for certain LLC Unitholders. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

Risk factors	Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Trading symbol	“CVNA.”

Directed share program	At our request, the underwriters have reserved up to 5% of the Class A common stock offered by this prospectus for sale, at the initial public offering price, through a directed share program to our non-employee directors, certain of our vendors as well as certain individuals who are friends of certain Class A Unit holders. There can be no assurance that any of the reserved shares of Class A common stock will be so purchased. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction as described in “Underwriting.” The number of shares of Class A common stock available for sale to the general public in this offering will be reduced to the extent that the reserved shares of Class A common stock are purchased in the directed share program. Any reserved shares of Class A common stock not purchased through the directed share program will be offered to the general public on the same basis as the other shares of Class A common stock offered hereby.

The Garcia Parties have indicated an interest in purchasing up to an aggregate of $20.0 million of shares of our Class A common stock (or an aggregate of 1,333,333 shares of our Class A common stock, assuming an initial public offering price of $15.00, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) in this offering at the initial public offering price, including up to $2.0 million personally by our Chief Executive Officer, Ernie Garcia, III. To the extent that the Garcia Parties purchase any such shares in this offering, the number of shares available for sale to the public will accordingly be reduced. Because these indications of interest are not binding agreements or commitments to purchase, the Garcia Parties may elect not to purchase shares in this offering or to purchase fewer shares than they indicated an interest in purchasing. The underwriters will not receive any underwriting discounts or commissions from the sale of shares to the Garcia Parties. Any shares purchased by the Garcia Parties in this offering will be subject to lock-up restrictions described in the section entitled “Underwriting.”

Unless otherwise indicated, all information in this prospectus:

•

assumes the effectiveness of the Organizational Transactions, including the amendment and restatement of the operating agreement of Carvana Group, as well as the effectiveness of our amended and restated certificate of incorporation and bylaws, which we will adopt prior to the completion of this offering;

•	assumes an initial public offering price of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus;

•	assumes that the underwriters’ option to purchase 2,250,000 additional shares of Class A common stock from us is not exercised;

•	excludes the shares of Class A common stock that may be issuable upon exercise of redemption and exchange rights held by the LLC Unitholders;

•

excludes 14,000,000 shares of Class A common stock reserved for future issuance, of which approximately 358,000 restricted shares of Class A common stock are expected to be issued to certain employees upon the completion of this offering and options to purchase an aggregate of approximately 417,000 shares of Class A common stock are expected to be issued to approximately 100 employees and directors upon the completion of this offering, with an exercise price set at the initial public offering price, in each case under our 2017 Incentive Plan and assuming an initial public offering price of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus;

•

excludes 766,500 Class B Units that we expect Carvana Group to issue to certain of our executive officers and certain other employees prior to the pricing of this offering, with a participation threshold based on the public offering price. See “Executive Compensation — Equity Incentives — Summary of Current Awards Under the Carvana Group Equity Incentive Plan” for a discussion of the participation thresholds; and

•

assumes the Garcia Parties have purchased an aggregate of 1,333,333 shares of our Class A common stock in this offering, assuming an initial public offering price of $15.00 (which is the midpoint of the estimated public offering price range set forth on the cover of this prospectus) at the initial public offering price.

SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

The following tables present, as of the dates and for the periods indicated, (1) the summary historical consolidated financial and other data for Carvana Group and its consolidated subsidiaries and (2) the summary unaudited pro forma financial data for Carvana Co. and its consolidated subsidiaries including Carvana Group. Carvana Group is the predecessor of Carvana Co. for financial reporting purposes. The summary consolidated statement of operations data for the years ended December 31, 2014 and December 31, 2015 and December 31, 2016 and the summary consolidated balance sheet data as of December 31, 2015 and December 31, 2016 have been derived from the audited consolidated financial statements of Carvana Group and its subsidiaries included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2014 presented below has been derived from the audited consolidated financial statements of Carvana Group and its subsidiaries not included in this prospectus.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The information set forth below should be read together with ‘‘Use of Proceeds,’’ ‘‘Capitalization,’’ ‘‘Selected Consolidated Financial Data,’’ ‘‘Unaudited Pro Forma Consolidated Financial Data’’ and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

The summary unaudited pro forma consolidated financial data of Carvana Co. presented below have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma financial data as of and for the year ended December 31, 2016, give effect to the Organizational Transactions as described in ‘‘Organizational Structure,’’ including the consummation of this offering, the use of proceeds therefrom and related transactions, as described in ‘‘Use of Proceeds” and ‘‘Unaudited Pro Forma Consolidated Financial Data,’’ as if all such transactions had occurred on January 1, 2016, with respect to the statement of operations data and as of December 31, 2016 with respect to the balance sheet data. The unaudited pro forma financial data include various estimates that are subject to material change and may not be indicative of what our operations or financial position would have been had this offering and related transactions taken place on the dates indicated, or that may be expected to occur in the future. See ‘‘Unaudited Pro Forma Consolidated Financial Data’’ for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma consolidated financial data.

The summary historical consolidated financial and other data of Carvana Co. have not been presented as Carvana Co. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

	Historical Carvana Group			Pro Forma Carvana Co.(1)
	Years Ended December 31,			Year Ended December 31, 2016
	2014	2015	2016
	(in thousands, except per share and selected other data)
Consolidated Statements of Operations Data:
Used vehicle sales, net	$41,123	$124,972	$341,989	$341,989
Wholesale vehicle sales	522	3,743	10,163	10,163
Other sales and revenues(2)	34	1,677	12,996	12,996

Net sales and operating revenues	41,679	130,392	365,148	365,148
Cost of sales	42,103	129,046	345,951	345,951

Gross (loss) profit	(424)	1,346	19,197	19,197
Selling, general and administrative expenses	14,684	36,678	108,676	113,466
Interest expense	108	1,412	3,587	3,587
Other expense, net	22	36	46	46

Loss before income taxes	(15,238)	(36,780)	(93,112)	(97,902)
Income tax provision	—	—	—	—

Net loss	$(15,238)	$(36,780)	$(93,112)	(97,902)

Less net loss attributable to non-controlling interests				(87,251)

Net loss attributable to Carvana Co.				$(10,651)

Per Share Data(1):
Pro forma weighted average shares of Class A common stock outstanding:
Basic				15,000
Diluted				136,760
Pro forma net loss available to Class A common stock per share:
Basic				$(0.71)
Diluted				$(0.72)
Selected Other Data:
Number of markets at period end	3	9	21
Retail units sold	2,105	6,523	18,761
Inventory units available on website	652	1,842	7,310
Total gross (loss) profit per unit	$(201)	$206	$1,023
Consolidated Balance Sheets Data (at period end):
Cash and cash equivalents	$6,929	$43,134	$39,184	$214,732
Vehicle inventory	26,371	68,038	185,506	185,506
Total assets	40,104	136,012	335,833	510,104
Floor Plan Facility	5,619	42,302	165,313	165,313

(1)	See “Unaudited Pro Forma Consolidated Financial Data” for the description of the assumptions underlying the pro forma calculations.

(2)	Includes $460 of other sales and revenues from related parties for the year ended December 31, 2016.

RISK FACTORS

This offering and an investment in our Class A common stock involve a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our Class A common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, the trading price of our Class A common stock could decline and you could lose all or part of your investment in our Class A common stock.

Risks Related to Our Business

We have a history of losses and we may not achieve or maintain profitability in the future.

We have not been profitable since our inception in 2012 and had an accumulated loss of approximately $152.6 million as of December 31, 2016. We incurred net losses of $15.2 million, $36.8 million and $93.1 million, respectively, in the years ended December 31, 2014, December 31, 2015 and December 31, 2016. We expect to make significant investments to further develop and expand our business and these investments may not result in increased revenue or growth on a timely basis or at all. In addition, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. As a result of these increased expenditures, we will have to generate and sustain increased revenue to achieve and maintain profitability.

We expect to continue to incur losses at least in the near term as we invest in and strive to grow our business. We may incur significant losses in the future for a number of reasons, including slowing demand for used cars and our related products and services, increasing competition, weakness in the automotive retail industry generally, as well as other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications and delays in generating revenue or profitability. If our revenue slows, we may not be able to reduce costs in a timely manner because many of our costs are fixed at least in the short term. In addition, if we reduce variable costs to respond to losses, this may limit our ability to acquire customers and grow our revenues. Accordingly, we may not achieve or maintain profitability and we may continue to incur significant losses in the future.

Our recent, rapid growth may not be indicative of our future growth and, if we continue to grow rapidly, we may not be able to manage our growth effectively.

Our revenue grew from $41.7 million for the year ended December 31, 2014 to $130.4 million and $365.1 million for the years ended December 31, 2015 and December 31, 2016, respectively. We expect that, in the future, even if our revenue increases, our rate of growth may decline. In any event, we will not be able to grow as fast or at all if we do not:

•	increase the number of unique visitors to our website and the number of customers;

•	further improve the quality of our product offering, features and complementary products and services, and introduce high quality new products, services and features;

•	introduce additional third party products and services; or

•	acquire sufficient appropriate inventory at an attractive cost and high quality to meet the increasing demand for our vehicles.

There can be no assurance that we will meet these objectives. We expect to continue to expend substantial financial and other resources on:

•	marketing and advertising, including an increase to our television advertising expenditures;

•	expansion of our vehicle inventory; and

•	general administration, including legal, accounting and other compliance expenses related to being a public company.

Our historical rapid growth has placed and may continue to place significant demands on our management and our operational and financial resources. We have experienced significant growth in the number of users of our platform as well as the amount of data that we analyze. We have hired and expect to continue hiring additional personnel to support our rapid growth. Our organizational structure is becoming more complex as we add staff, and we will need to improve our operational, financial and management controls as well as our reporting systems and procedures. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas without undermining our corporate culture of rapid innovation, teamwork and attention to the car buying experience for the consumer. If we cannot manage our growth effectively to maintain the quality and efficiency of our customers’ car buying experience and the quality of the vehicles we sell, our business could be harmed and our results of operations and financial condition could be materially and adversely affected.

Our business has grown rapidly as additional customers have purchased used cars and complementary products and services through our platform. However, our business is relatively new and has operated at substantial scale for only a limited period of time. Given this limited history, it is difficult to predict whether we will be able to maintain or grow our business. We also expect that our business will evolve in ways that may be difficult to predict. For example, over time our investments intended to drive new customer traffic to our website may be less productive than expected. In the event of this or any other adverse developments, our continued success will depend on our ability to successfully adjust our strategy to meet changing market dynamics. If we are unable to do so, our business could be harmed and our results of operations and financial condition could be materially and adversely affected.

Our limited operating history makes it difficult to evaluate our current business and future prospects and the risk of your investment.

We launched our first market in 2013 and do not have a long history operating as a commercial company. In addition, we have only operated independently of DriveTime since November 1, 2014 and following our Spinoff, we remained dependent on DriveTime for a number of important operations, including locations for certain of our inspection and reconditioning centers (“IRCs”), vehicle inventory purchasing and a number of administrative services. We continue to utilize DriveTime for certain services. Due to this and other factors, our operating results are not predictable and our historical results may not be indicative of our future results. In order for our revenues to continue to increase, we need to successfully enter new markets, acquire more customers and expand our brand awareness. The foregoing may not happen at all or may not happen as quickly as we expect. Our failure to expand our brand awareness, successfully enter new markets, acquire new customers and gain repeat customers would harm our business, financial condition and results of operation.

We may experience seasonal and other fluctuations in our quarterly operating results, which may not fully reflect the underlying performance of our business.

We expect our quarterly results of operations, including our revenue, gross profit and profitability, if any, and cash flow to vary significantly in the future, based in part on, among other things, consumers’ car buying patterns. Used vehicle sales exhibit seasonality with sales peaking late in the first calendar quarter and diminishing through the rest of the year, with the lowest relative level of vehicle sales expected to occur in the fourth calendar quarter. Due to our rapid growth, our sales patterns to date have not reflected the general seasonality of the used vehicle industry, but we expect this to change once our business and markets mature. Used vehicle prices also exhibit seasonality, with used vehicles depreciating at a faster rate in the last two quarters of each year and a slower rate in the first two quarters of each year. Historically, this has led our gross profit per unit to be higher on average in the first half of the year than in the second half of the year. Other factors that may cause our quarterly results to fluctuate include, without limitation:

•	our ability to attract new customers;

•	changes in the competitive dynamics of our industry;

•	the regulatory environment;

•	expenses associated with unforeseen quality issues and manufacturer recalls; and

•	litigation or other claims against us.

In addition, a significant portion of our expenses are fixed and do not vary proportionately with fluctuations in revenues. Accordingly, our results in any quarter may not indicate the results we may achieve in any subsequent quarter or for the full year, and period-to-period comparisons of our operating results may not be meaningful.

Through shared service and other agreements that were not negotiated at arm’s length, we historically benefited from DriveTime’s expertise and economies of scale, and continue to utilize DriveTime and its affiliates for certain services and processes and as a lender to us.

We were incubated by, and benefited from, our relationship and a series of arrangements with DriveTime that were not negotiated at arm’s length, as DriveTime is controlled by our controlling shareholder, who is also the father of our Chief Executive Officer. Currently, many services that DriveTime historically provided to us (including certain accounting, finance, legal, human resources, payroll and benefits, information technology, real estate and inventory purchasing) are now provided by alternative vendors or have been brought in-house. Consequently, certain of our historical costs may not accurately reflect our future costs to the extent that DriveTime no longer provides us with such services or refuses to continue doing so at currently contracted-for prices.

For example, DriveTime built our existing IRCs and now leases them to us. If we are unable to time-efficiently and cost effectively construct or acquire additional IRCs in the future, our production capacity may not be sufficient to satisfy customer demand. In addition, we lease most of our logistics hubs from DriveTime. If we cannot similarly lease space for logistics hubs in our future markets from DriveTime, we may not be able to expand into new markets as quickly as we have historically and we may incur additional costs in such expansion.

We continue to engage DriveTime and its affiliates, and other entities controlled by our controlling shareholder, to provide us with certain services, including the administration of VSCs sold to our customers. We also continue to utilize DriveTime for certain information technology and tax systems and services. For example, we rely on DriveTime’s inventory management system and accounting system to support our revenue recognition process. Should DriveTime fail to adequately perform any of these services or maintain these systems, our financial condition and results of operations may be adversely affected. Additionally, DriveTime has in the past and may in the future purchase automotive finance receivables from us.

DriveTime performs ongoing servicing and collections on automotive finance receivables originated by us before and after we sell such automotive finance receivables. If DriveTime is unwilling to enter into servicing arrangements in our future facilities on terms or at prices consistent with their historical prices or at all, our ability to sell such receivables may be adversely affected, and if DriveTime refuses to continue servicing and collecting on automotive finance receivables originated by us prior to our sale of the same to third parties, our ability to adequately prepare such receivables for sale may be adversely affected.

In February 2017, we entered into the $50.0 million Verde Credit Facility with an affiliate of DriveTime. We can not assure you that similar funds would have been available to us from a third party lender.

DriveTime is currently in the process of evaluating strategic alternatives, including the potential sale of the company to interested third parties. If such a sale is completed, there can be no assurances that DriveTime will enter into any new agreements or arrangements, or extensions or renewals of existing agreements or arrangements, with us on the same or similar terms or at all.

See “Certain Relationships and Related Party Transactions—Our Relationship with DriveTime.”

Our results of operations and financial condition are subject to management’s accounting judgments and estimates, as well as changes in accounting policies.

The preparation of our financial statements requires us to make estimates and assumptions affecting the reported amounts of our assets, liabilities, revenues and expenses. If these estimates or assumptions are incorrect, it could have a material adverse effect on our results of operations or financial condition. We have identified several accounting policies as being “critical” to the fair presentation of our financial condition and results of operations because they involve major aspects of our business and require us to make judgments about matters that are inherently uncertain. These policies are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and the notes to consolidated financial statements included in this prospectus.

The implementation of new accounting requirements or other changes to U.S. generally accepted accounting principles could have a material adverse effect on our reported results of operations and financial condition.

We participate in a highly competitive industry, and pressure from existing and new companies may adversely affect our business and operating results.

We face significant competition from companies that provide listings, information, lead generation, and car buying services designed to reach consumers and enable dealers to reach these consumers.

Our current and future competitors may include:

•	traditional used car dealerships that could increase investment in technology and infrastructure to compete directly with our online model;

•

Internet and online automotive sites that could change their models to directly compete with us, such as Google, Amazon, AutoTrader.com, eBay Motors, Edmunds.com, KBB.com, Autobytel.com, TrueCar.com and Cars.com;

•	providers of offline, membership-based car buying services such as the Costco Auto Program;

•	used car dealers or marketplaces with eCommerce business or online platforms such as Vroom and Shift; and

•	automobile manufacturers such as General Motors, Ford and Volkswagon that could change their sales models through technology and infrastructure investments.

We also expect that new competitors will continue to enter the online and traditional automotive retail industry with competing brands, business models, products and services, which could have an adverse effect on our revenue, business and financial results. For example, traditional car dealerships could transition their selling efforts online allowing them to sell cars across state lines and compete directly with our online offering and pricing model with no negotiation. There can be no assurance we will not experience competition from DriveTime, the company from which we were spun off and with which we currently have a number of business relationships. In addition, DriveTime is currently in the process of evaluating strategic alternatives, including the potential sale of the company to interested third parties. If such a sale is completed, it may be more likely that DriveTime determines to compete with us to a greater extent than presently. Furthermore, there can be no assurances that DriveTime will enter into any new agreements or arrangements, or extensions or renewals of existing agreements or arrangements, with us on the same or similar terms or at all. Furthermore, we have a cross-license agreement with DriveTime pursuant to which DriveTime has obtained limited licenses to some of our intellectual property. Additionally, existing eCommerce businesses, such as Amazon, could directly enter the online used car market. Some of these companies have significantly greater resources than we do and may be able to provide customers access to a greater inventory of vehicles at lower prices while delivering a competitive online experience.

Our competitors may also develop and market new technologies that render our existing or future business model, products and services less competitive, unmarketable or obsolete. For example,

technology is currently being developed to produce automated, driverless vehicles that could eventually reduce the demand for, or replace, traditional cars including the used vehicles that we sell. Additionally, car rideshare services, such as Uber and Lyft, are becoming increasingly popular as a means of transportation and may decrease consumer demand for the used cars we sell, particularly as urbanization increases. Furthermore, new technologies such as autonomous driving software have the potential to change the dynamics of car ownership in the future. In addition, if our competitors develop business models, products or services with similar or superior functionality to our solutions, it may adversely impact our business.

Our competitors may also impede our ability to reach consumers or commence operations in certain jurisdictions. For example, our competitors may increase their search engine optimization efforts and outbid us for search terms on various search engines. Additionally, our competitors could use their political influence and increase lobbying efforts resulting in new regulations or interpretations of existing regulations that would prevent us from operating in certain jurisdictions.

Our current and potential competitors may have significantly greater financial, technical, marketing and other resources than we have, and the ability to devote greater resources to the development, promotion and support of their products and services. Additionally, they may have more extensive automotive industry relationships, longer operating histories and greater name recognition than we have. As a result, these competitors may be able to respond more quickly with new technologies and to undertake more extensive marketing or promotional campaigns. If we are unable to compete with these companies, the demand for our used cars, products and services could substantially decline.

Private plaintiffs and federal, state and local regulatory and law enforcement authorities continue to scrutinize advertising, sales, financing and insurance activities in the sale and leasing of used vehicles. If, as a result, other automotive retailers adopt more transparent, consumer-oriented business practices, our differentiation versus those retailers could be reduced.

In addition, if one or more of our competitors, or DriveTime, were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. Our competitors may also establish or strengthen cooperative relationships with our current or future third party data providers, technology partners, or other parties with whom we have relationships, thereby limiting our ability to develop, improve and promote our solutions. We may not be able to compete successfully against current or future competitors, and competitive pressures may harm our revenue, business and financial results.

Our business is sensitive to changes in the prices of new and used vehicles.

Any significant changes in retail prices for new or used vehicles could have a material adverse effect on our revenues and results of operations. For example, if retail prices for used vehicles rise relative to retail prices for new vehicles, it could make buying a new vehicle more attractive to our customers than buying a used vehicle, which could have a material adverse effect on our results of operations and could result in reduced used car sales and lower revenue. Additionally, manufacturer incentives could contribute to narrowing the price gap between new and used vehicles. Used vehicle prices may also decline due to an increased number of new vehicle lease returns over the next several years. While lower used vehicle prices reduce our cost of acquiring new inventory, lower prices could also lead to reductions in the value of inventory we currently hold, which could have a negative impact on gross profit. Furthermore, any significant changes in wholesale prices for used vehicles could have a material adverse effect on our results of operations by reducing wholesale margins.

Our business is dependent upon access to desirable vehicle inventory. Obstacles to acquiring attractive inventory, whether because of supply, competition, or other factors may have a material adverse effect on our business, sales and results of operations.

We acquire cars for sale through numerous sources, including wholesale auction and directly from consumers. There can be no assurance that the supply of desirable used vehicles will be sufficient to meet our needs. A reduction in the availability of or access to sources of inventory could have a material adverse effect on our business, sales and results of operations.

Additionally, we evaluate tens of thousands of potential cars daily using a proprietary algorithm to predict mechanical soundness, consumer desirability and relative value as prospective inventory. If we fail to adjust appraisal offers to stay in line with broader market trade-in offer trends, or fail to recognize those trends, it could adversely affect our ability to acquire inventory. Our ability to source vehicles through our appraisal process could also be affected by competition, both from new and used car dealers directly and through third party websites driving appraisal traffic to those dealers. In addition, we remain dependent on third parties to sell us used vehicles, and there can be no assurance of an adequate supply of such vehicles on terms that are attractive to us.

Our business is dependent upon our ability to expeditiously sell inventory. Failure to expeditiously sell our inventory could have a material adverse effect on our business, sales and results of operations.

Our purchases of used vehicles are based in large part on projected demand. If actual sales are materially less than our forecasts, we would experience an over-supply of used vehicle inventory. An over-supply of used vehicle inventory will generally cause downward pressure on our product sales prices and margins and increase our average days to sale.

Used vehicle inventory has typically represented a significant portion of total assets. Having such a large portion of our total assets in the form of used vehicle inventory for an extended period of time subjects us to depreciation and other risks that affect our results of operations. Accordingly, if we have excess inventory or our average days to sale increases, we may be unable to liquidate such inventory at prices that allow us to meet margin targets or to recover our costs could have a material adverse effect on our results of operations.

Our ability to sell automotive finance receivables and generate gains on sales of these finance receivables may decline in the future and any material reduction could harm our business, results of operations and financial condition.

We provide financing to customers and typically sell the receivables related to the financing contract to third party investors or, in limited instances, DriveTime. For example, we entered into agreements in December 2016 pursuant to which third party purchasers committed to purchase an aggregate of $667.2 million of automotive finance receivables we originate. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Finance Receivables.” Consistent with our experience under similar prior arrangements, we expect to exceed our capacity to sell automotive finance receivables under these agreements prior to the fourth quarter of 2017. As we use the available capacity under each agreement, we plan to enter into new arrangements to sell additional vehicle finance receivables. If we reach our capacity under these or future arrangements, and we cannot replace them with new arrangements, we may be unable to generate adequate liquidity and our business, financial condition and results of operations may be adversely affected.

Additionally, there can be no assurance that our relationships with the investors who purchase these receivables or DriveTime will continue in the future or that such investors will renew our agreements with them when they expire or that they will not terminate them due to a breach by us of our agreements with them or otherwise. If they or DriveTime cease to purchase these receivables, it would have a material adverse effect on our ability to continue originating finance receivables and adversely impact our operating results. Furthermore, we would be subject to the risk that some of these receivables are not paid when due and we are forced to incur unexpected asset write-offs and bad debt expense.

We depend on the sale of automotive finance receivables for a substantial portion of our gross profit.

In connection with the sale of used cars, many of our customers use our financing services to finance a portion of the purchase price of their vehicle. The prices we are able to charge for finance receivables that we sell are based on a variety of factors, including the terms and credit risk associated with the automotive finance receivables, the historical credit performance of the finance receivables we sell, investor demand and other factors. If these variables or others were to change, we might be required to reduce our sales prices on finance receivables, sell fewer of them or both, which could reduce our gains on sales of finance receivables. Any material reduction in our interest rate spread or gains on sale of finance receivables could have a material adverse effect on our business, results of operations and financial condition. Furthermore, customers may elect to finance their car purchases through other parties who may be able to offer more attractive terms in which case we would lose the source of a significant portion of our historical gross profit.

Our ability to resell automotive finance receivables is dependent on our ability to originate desirable finance receivables. If customers or third parties provide us incorrect or fraudulent data, we may offer credit terms that do not align with the customer’s credit profile, and our operating results may be harmed.

We offer financing to our customers to facilitate their purchases of used vehicles. The terms of the financing we offer are dependent in part on our assessment of such customers’ credit-worthiness, which is based on data gathered from customers and third parties. If the information we rely on is inaccurate or fraudulent, we may offer inappropriate terms to our customers, resulting in originating receivables that we are unable to collect or sell because they are based on an inaccurate credit profile. Originating a material amount of receivables with inaccurate or fraudulent credit profiles could have a material adverse effect on our business, results of operations and financial condition.

The success of our business relies heavily on our marketing and branding efforts and these efforts may not be successful.

We believe that an important component of our growth will be the growth of visitors to our website. Because we are a consumer brand, we rely heavily on marketing and advertising to increase brand visibility with potential customers. We currently advertise through a blend of brand and direct advertising channels with the goal of increasing the strength, recognition and trust in the Carvana brand and driving more unique visitors to our website. We recorded expenses of approximately $4.1 million, $10.8 million and $27.0 million on advertising in the years ended December 31, 2014, December 31, 2015 and December 31, 2016, respectively.

Our business model relies on our ability to scale rapidly and to decrease incremental customer acquisition costs as we grow. If we are unable to recover our marketing costs through increases in customer traffic and in the number of transactions by users of our platform, or if our broad marketing campaigns are not successful or are terminated, it could have a material adverse effect on our growth, results of operations and financial condition.

We rely on Internet search engines and social networking sites to help drive traffic to our website, and if we fail to appear prominently in the search results or fail to drive traffic through paid advertising, our traffic would decline and our business would be adversely affected.

We depend in part on Internet search engines, such as Google, Bing and Yahoo! and social networking sites such as Facebook to drive traffic to our website. Our ability to maintain and increase the number of visitors directed to our website is not entirely within our control. Our competitors may increase their search engine optimization efforts and outbid us for search terms on various search engines, resulting in their websites receiving a higher search result page ranking than ours. Additionally, Internet search engines could revise their methodologies in a way that would adversely affect our search result rankings. If Internet search engines modify their search algorithms in ways that are detrimental to us, or if our competitors’ efforts are more successful than ours, overall growth in our customer base could slow or our customer base could decline. Internet search engine providers could provide automotive dealer and pricing information directly in search results, align with our competitors or choose to develop competing services. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of users directed to our website through Internet search engines could harm our business and operating results.

We operate in a highly regulated industry and are subject to a wide range of federal, state and local laws and regulations. Failure to comply with these laws and regulations could have a material adverse effect on our business, results of operations and financial condition.

We are subject to a wide range of federal, state and local laws and regulations. Our sale and purchase of used vehicles and related activities, including the sale of complementary products and services, are subject to state and local licensing requirements, federal and state laws regulating vehicle advertising, state laws related to title and registration and state laws regulating vehicle sales and service. The financing we offer to customers is subject to federal and state laws regulating the provision of consumer finance. Our facilities and business operations are subject to laws and regulations relating to environmental protection and health and safety. In addition to these laws and regulations that apply specifically to our business, we will also be subject to laws and regulations affecting public companies upon the completion of this offering, including securities laws and NYSE listing rules. The violation of any of these laws or regulations could result in administrative, civil or criminal penalties or in a cease-and-desist order against our business operations, any of which could damage our reputation and have a material adverse effect on our business, sales and results of operations. We have incurred and will continue to incur capital and operating expenses and other costs to comply with these laws and regulations.

Our logistics operations, which we depend upon to transport vehicles from auctions to our inspections and reconditioning centers, then on to our logistics hubs, and finally to our vending machines, fulfillment centers or directly to customers, are subject to the regulatory jurisdiction of the U.S. Department of Transportation (the “DOT”) and states through which our vehicles travel, which have broad administrative powers with respect to our logistics operations. Vehicle dimensions and driver hours of service are also subject to both federal and state regulation. More restrictive limitations on vehicle weight and size, trailer length and configuration, or driver hours of service would increase our costs, and if we are unable to pass these cost increases on to our customers, may increase our operating expenses and adversely affect our financial condition, operating results and cash flows. If we fail to comply with the DOT regulations or regulations become more stringent, we could experience increased inspections, regulatory authorities could take remedial action including imposing fines or shutting down our operations or we could be subject to increased audit and compliance costs. If any of these events occur, our financial condition, operating results and cash flows would be adversely affected.

Our sale of used vehicles and financing offerings are subject to the state and local licensing requirements of the jurisdictions in which we operate. Regulators of jurisdictions in which our customers reside, but for which we do not have a dealer or financing license, could require that we obtain a license or otherwise comply with various state regulations. Despite our belief that we are not subject to the licensing requirements of those jurisdictions, regulators may seek to impose punitive fines for operating without a license or demand we seek a license in those jurisdictions, any of which may inhibit our ability to do business in those jurisdictions, increase our operating expenses and adversely affect our financial condition and results of operations.

The foregoing description of laws and regulations to which we are or may be subject is not exhaustive, and the regulatory framework governing our operations is subject to continuous change.

Changes in the laws and regulations to which our business and industry is subject could have a material adverse effect on our business, sales, results of operations and financial condition.

Recent federal legislative and regulatory initiatives and reforms may result in an increase in expenses or a decrease in revenues, which could have a material adverse effect on our results of operations. For example, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) regulates, among other things, the provision of consumer financing. The Dodd-Frank Act established a new consumer financial protection agency, the Consumer Financial Protection Bureau (“CFPB”), with broad regulatory powers. The CFPB is responsible for administering and enforcing laws and regulations related to consumer financial products and services, including our provision of vehicle financing and our receivables sale facilities. The evolving regulatory environment in the wake of the Dodd-Frank Act and the creation of the CFPB may increase the cost of regulatory compliance or result in changes to business practices that could have a material adverse effect on our results of operations.

The Patient Protection and Affordable Care Act of 2010, as it is phased in over time, significantly affects the provision of health care services and will increase the costs we incur to provide our employees with health coverage. Current federal labor policy could lead to increased unionization efforts, which could increase labor costs, disrupt facility operations, and have a material adverse effect on our business, sales and results of operations.

The enactment of new laws and regulations or the interpretation of existing laws and regulations in an unfavorable way may affect the operation of our business, directly or indirectly, which could result in substantial regulatory compliance costs, civil or criminal penalties, including fines, adverse publicity, decreased revenues and increased expenses.

If we fail to comply with the Telephone Consumer Protection Act, we may face significant damages, which could harm our business, financial condition, results of operations and cash flows.

We utilize telephone calls and text messaging as a means of responding to customer interest in purchasing and/or financing vehicles. We generate leads from our website by prompting potential customers to provide their phone numbers so that we can contact them in response to their interest in financing terms or a specific vehicle. We also pay third parties for leads. A portion of our revenue comes from sales and/or financing that involves a call made by our internal call centers to these potential customers.

The Telephone Consumer Protection Act (the “TCPA”), as interpreted and implemented by the Federal Communications Commission (the “FCC”), imposes significant restrictions on utilization of telephone calls and text messages to residential and mobile telephone numbers as a means of communication, when the prior consent of the person being contacted has not been obtained. Violations of the TCPA may be enforced by the FCC or by individuals through litigation, including class actions, and statutory penalties for TCPA violations range from $500 to $1,500 per violation, which is often interpreted to mean per phone call.

While we have implemented processes and procedures to comply with the TCPA, any failure by us or the third parties on which we rely for data to adhere to, or successfully implement, appropriate processes and procedures in response to existing or future regulations could result in legal and monetary liability, fines and penalties, or damage to our reputation in the marketplace, any of which could have a material adverse effect on our business, financial condition and results of operations. Additionally, any changes to the TCPA or its interpretation that further restrict the way we contact and communicate with our potential customers or generate leads, or any governmental or private enforcement actions related thereto, could adversely affect our ability to attract customers and harm our business, financial condition, results of operations and cash flows.

Government regulation of the Internet and eCommerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and eCommerce. Existing and future regulations and laws could impede the growth of the Internet, eCommerce or mobile commerce. These regulations and laws may involve taxes, privacy and data security, anti-spam, pricing, content protection, electronic contracts and communications, mobile communications, consumer protection, information reporting requirements, unencumbered Internet access to our services and the design and operation of websites. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the Internet as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or eCommerce. Unfavorable regulations and laws could diminish the demand for used cars and complementary products and services and increase our cost of doing business.

Our failure to maintain a reputation of integrity and to otherwise maintain and enhance our brand could adversely affect our business, sales and results of operations.

Our business model is based on our ability to provide customers with a transparent and simplified solution to car buying that will save them time and money. Accordingly, our reputation as a company that is founded on the fundamental principle of integrity is critical to our success. If we fail to maintain the high standards on which our reputation is built, or if an event occurs that damages this reputation, it could adversely affect consumer demand and have a material adverse effect on our business, sales and results of operations. Even the perception of a decrease in the quality of our brand could impact results.

Complaints or negative publicity about our business practices, marketing and advertising campaigns, compliance with applicable laws and regulations, the integrity of the data that we provide to users, data privacy and security issues, and other aspects of our business, especially on blogs and social media websites, and irrespective of their validity, could diminish customer confidence in our platform and adversely affect our brand. The growing use of social media increases the speed with which information and opinions can be shared and thus the speed with which reputation can be affected. If we fail to correct or mitigate misinformation or negative information, including information spread through social media or traditional media channels, about us or the vehicles we offer, our customer experience, or any aspect of our brand, it could have a material adverse effect on our business, sales and results of operations.

Our ability to grow our complementary product and service offerings may be limited, which could negatively impact our growth rate, revenues and financial performance.

If we introduce or expand additional offerings for our platform, such as services or products involving new cars, vehicle trade-ins, financing, insurance, deficiency waivers, customized accessories, leasing or maintenance, we may incur losses or otherwise fail to enter these markets successfully. Our expansion into these markets will place us in competitive and regulatory environments with which we are unfamiliar and involve various risks, including the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years, if at all. In attempting to establish new service or product offerings, we expect to incur significant expenses and face various other challenges, such as expanding our customer advocate and management personnel to cover these markets and complying with complicated regulations that apply to these markets. In addition, we may not successfully demonstrate the value of these complementary products and services to consumers, and failure to do so would compromise our ability to successfully expand into these additional revenue streams. Any of these risks, if realized, could adversely affect our business and results of operations.

If we do not adequately address the shift to mobile device technology by our customers, operating results could be harmed and our growth could be negatively affected.

Our future success depends in part on our ability to provide adequate functionality for visitors who use mobile devices to shop for used cars and the number of transactions with us that are completed by those users. In the year ended December 31, 2015, approximately 52.2% of unique visitors to our website were attributable to mobile devices and in the year ended December 31, 2016, this figure grew to approximately 54.1%. The shift to mobile technology by our users may harm our business in the following ways:

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customers visiting our website from a mobile device may not accept mobile technology as a viable long-term platform to buy or sell a vehicle. This may occur for a number of reasons, including our ability to provide the same level of website functionality to a mobile device that we provide on a desktop computer, the actual or perceived lack of security of information on a mobile device and possible disruptions of service or connectivity;

•	we may not continue to innovate and introduce enhanced products that can be suitably conveyed on mobile platforms;

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consumers using mobile devices may believe that our competitors offer superior products and features based in part on our inability to provide sufficient website functionality to convince a mobile device user to transact with us; or

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regulations related to consumer finance disclosures, including the Truth in Lending Act, may be interpreted, in the context of mobile devices, in a manner which could expose us to legal liability in the event we are found to have violated applicable laws.

If we do not develop suitable functionality for users who visit our website using a mobile device, our business and operating results could be harmed.

Our business is subject to risks related to the larger automotive ecosystem, including consumer demand, global supply chain challenges and other macroeconomic issues.

Decreases in consumer demand could adversely affect the market for used vehicle purchases and, as a result, reduce the number of consumers using our platform. Consumer purchases of new and used vehicles generally decline during recessionary periods and other periods in which disposable income is adversely affected. For example, the number of new vehicle sales in the United States decreased from approximately 16.4 million in 2007 to approximately 10.6 million in 2009, according to the Bureau of Economic Analysis. Purchases of new and used vehicles are typically discretionary for consumers and have been, and may continue to be, affected by negative trends in the economy and other factors, including rising interest rates, the cost of energy and gasoline, the availability and cost of credit, reductions in business and consumer confidence, stock market volatility, increased regulation and increased unemployment. Increased environmental regulation has made, and may in the future make, used cars more expensive and less desirable for consumers. In addition, our business may be negatively affected by challenges to the larger automotive ecosystem, including urbanization, global supply chain challenges and other macroeconomic issues. For example, car rideshare services, such as Uber and Lyft, are becoming increasingly popular as a means of transportation and may decrease consumer demand for the used cars we sell, particularly as urbanization increases. Additionally, new technologies such as autonomous driving software have the potential to change the dynamics of car ownership in the future. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

The current geographic concentration where we provide services creates an exposure to local economies, regional downturns or severe weather or catastrophic occurrences that may materially adversely affect our financial condition and results of operations.

We currently conduct business through three IRCs located in Winder, Georgia, Blue Mound, Texas and Delanco, New Jersey, managing fulfillment to 21 metropolitan areas across the southeast, mid-Atlantic, and Midwest regions and Texas. We hold the significant majority of our inventory at these three locations. While we have insurance to cover losses on those vehicles, events such as fire, flood, or hail could impact our business. In addition, our business is currently more susceptible to regional conditions than the operations of more geographically diversified competitors, and we are vulnerable to economic downturns in those regions. Any unforeseen events or circumstances that negatively affect these areas could materially adversely affect our revenues and profitability. These factors include, among other things, changes in demographics and population. Severe weather conditions and other catastrophic occurrences in areas in which we operate or from which we obtain inventory may materially adversely affect our results of operations. Such conditions may result in physical damage to our properties, loss of inventory, delays in the delivery of vehicles to our logistics hubs, fulfillment centers and vending machines or to our customers. Any of these factors may disrupt our businesses and materially adversely affect our financial condition and result of operations. Furthermore, there can be no assurance that we will be able to successfully replicate our business model and achieve levels of success as we enter new markets.

We may require additional debt and equity capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances. If such capital is not available to us, our business, operating results and financial condition may be harmed.

We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to increase our marketing expenditures to improve our brand awareness, build and maintain our inventory of quality used vehicles, develop new products or services (including vehicle financing services) or further improve existing products and services, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them on terms that are acceptable to us, or at all. In addition, any debt financing that we secure in the future could involve restrictive covenants which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, operating results, financial condition and prospects could be adversely affected.

We rely on agreements with third parties to finance our vehicle inventory purchases. If we fail to maintain adequate relationships with third parties to finance our vehicle inventory purchases, we may be unable to maintain sufficient inventory, which would adversely affect our business and results of operations.

We rely on agreements with third party lenders to finance our vehicle inventory purchases. If we are unable to extend the agreements on favorable terms or at all, or if the agreements expire and are not renewed, our inventory supply may decline, resulting in fewer vehicles available for sale on our website. For example, our floor plan facility with Ally matures in December 2017 and may be extended for an additional 364-day period at Ally’s sole discretion. If we are unable to renew the facility with Ally or find a satisfactory replacement, whether because of our financial and operating performance or for other reasons, our ability to acquire inventory would be adversely affected. New funding arrangements may be at higher interest rates or other less favorable terms. These financing risks, in addition to rising interest rates and changes in market conditions, if realized could negatively impact our results of operations and financial condition.

We make certain representations concerning the automotive finance receivables we sell. If those representations are not correct, we could be required to repurchase the receivables. Any significant required repurchases could have an adverse effect upon our ability to operate and fund our business.

We generally seek to sell automotive finance receivables to third parties. If these receivables do not meet the specified representations, we have in the past, and may in the future, be forced to repurchase these receivables. If we sell a significant amount of receivables that do not meet the predetermined representations, we may be required to use cash on hand or obtain alternative financing in order to repurchase them. Any significant repurchases could have a material adverse effect on our business, results of operations and financial condition.

We rely on our proprietary credit scoring model in the forecasting of automotive finance receivable loss rates. If we are unable to effectively forecast loss rates, it may negatively impact our operating results.

We rely on our internally developed models to forecast loss rates of the automotive finance receivables we originate. We generally seek to sell these receivables to third parties. If the receivables we sell to third parties experience higher loss rates than forecasted, we may obtain less favorable pricing on the receivables we sell to those parties in the future and suffer reputational harm in the marketplace for the receivables we sell and our business, results of operations and financial condition may be adversely affected. We hold receivables we originate on our balance sheet until we sell them to third parties, and to the extent those receivables fail to perform during our holding period, they may become ineligible for sale. If we rely on a model that fails to effectively forecast loss rates on receivables we originate and these receivables suffer higher losses than expected, our business, results of operations and financial condition may be adversely affected.

We rely on internal and external logistics to transport our vehicle inventory throughout our markets and the United States. Thus, we are subject to business risks and costs associated with the transportation industry. Many of these risks and costs are out of our control, and any of them could have a material adverse effect on our business, financial condition and results of operations.

We rely on a combination of internal and external logistics to transport vehicles from auctions to our IRCs, then to our logistics hubs, and finally to our vending machines, fulfillment centers or directly to customers. As a result, we are exposed to risks associated with the transportation industry such as weather, traffic patterns, gasoline prices, recalls affecting our vehicle fleet, local and federal regulations, vehicular crashes, insufficient internal capacity, rising prices of external transportation vendors, fuel prices and taxes, license and registration fees, insurance premiums, self-insurance levels, difficulty in recruiting and retaining qualified drivers, disruption of our technology systems, and increasing equipment and operational costs. Our failure to successfully manage our logistics and fulfillment process could cause a disruption in our inventory supply chain and distribution, which may adversely affect our operating results and financial condition.

We face a variety of risks associated with the construction and operation of our vending machines and fulfillment centers, any of which could adversely affect our financial condition and results of operations.

We are required to obtain approvals, permits and licenses from state regulators and local municipalities to construct and operate our vending machines and fulfillment centers. We may face delays in obtaining the requisite approvals, permits and licenses to construct and operate our vending machines and fulfillment centers or we may not be able to obtain them at all. If we encounter delays in obtaining or cannot obtain the requisite approvals, permits and licenses to construct and operate our vending machines and fulfillment centers in desirable locations our financial condition and results of operations may be adversely affected.

We often lease the real estate on which we construct and operate our vending machines. Our landlords may recognize the unique nature and use of our vending machines and the difficulty they could have finding a replacement tenant if we vacate the site. Consequently, our landlords may offer us unfavorable leasing terms. If we are required to enter into inflexible and expensive leases to construct and operate our vending machines our financial condition and results of operations may be adversely affected.

We depend on one supplier to construct portions of our vending machines and to provide technical support and maintenance on our vending machines. If we are unable to maintain our relationship with our supplier, such supplier ceases to produce the vending machines, or such supplier is unable to effectively deliver our vending machine orders on timelines and at the price we have negotiated, and we are unable to contract with an alternative supplier we may not be able to construct new vending machines or continue to operate existing vending machines and our financial condition and operating results may be adversely affected. Additionally, the durability of our vending machines is unknown and we may be required to incur significant maintenance and other expenses to keep them operating properly. If we are required to incur significant expenses to maintain our vending machines our financial condition and operating results may be adversely affected.

We collect, process, store, share, disclose and use personal information and other data, and our actual or perceived failure to protect such information and data could damage our reputation and brand and harm our business and operating results.

We collect, process, store, share, disclose and use personal information and other data provided by consumers. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of such information. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. Any failure or perceived failure to maintain the security of personal and other data that is provided to us by consumers and vendors could harm our reputation and brand and expose us to a risk of loss or litigation and possible liability, any of which could adversely affect our business and operating results.

Additionally, concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy related matters, even if unfounded, could harm our business and operating results.

There are numerous federal, state and local laws regarding privacy and the collection, processing, storing, sharing, disclosing, using and protecting of personal information and other data, the scope of which are changing, subject to differing interpretations, and which may be costly to comply with and may be inconsistent between jurisdictions or conflict with other rules. We generally comply with industry standards and are subject to the terms of our privacy policies and privacy-related obligations to third parties. We strive to comply with applicable laws, policies, legal obligations and industry codes of conduct relating to privacy and data protection, to the extent possible. However, it is possible that these obligations may be interpreted and applied in new ways or in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices or that new regulations could be enacted. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to consumers or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of sensitive information, which may include personally identifiable information or other customer data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause consumers, vendors and receivable purchasers to lose trust in us, which could have an adverse effect on our business. Additionally, if vendors, developers or other third parties that we work with violate applicable laws or our policies, such violations may also put consumer, vendor or receivables purchasers’ information at risk and could in turn harm our reputation, business and operating results.

A significant disruption in service on our website could damage our reputation and result in a loss of consumers, which could harm our business, brand, operating results and financial condition.

Our brand, reputation and ability to attract customers depend on the reliable performance of our website and the supporting systems, technology and infrastructure. We may experience significant interruptions with our systems in the future. Interruptions in these systems, whether due to system failures, programming or configuration errors, computer viruses, or physical or electronic break-ins, could affect the availability of our inventory on our website and prevent or inhibit the ability of customers to access our website. Problems with the reliability or security of our systems could harm our reputation, result in a loss of customers and result in additional costs.

Substantially all of the communications, network and computer hardware used to operate our website are located at co-location facilities. Although we have multiple locations, our systems are not fully redundant. In addition, we do not own or control the operation of these facilities. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes, and similar events. The occurrence of any of these events could damage our systems and hardware or could cause them to fail.

Problems faced by our third party web hosting providers could adversely affect the experience of our customers. For example, our third party web hosting providers could close their facilities without adequate notice. Any financial difficulties, up to and including bankruptcy, faced by our third party web hosting providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third party web hosting providers are unable to keep up with our growing capacity needs, our business could be harmed.

Any errors, defects, disruptions, or other performance or reliability problems with our network operations could interrupt our customers’ access to our inventory and our access to data that drives our inventory purchase operations as well as cause delays and additional expense in arranging access to new facilities and services, any of which could harm our reputation, business, operating results and financial condition.

Failure to adequately protect our intellectual property, technology and confidential information could harm our business and operating results.

Our business depends on our intellectual property, technology and confidential information, the protection of which is crucial to the success of our business. For example, we have developed proprietary algorithms to price the vehicles we purchase and sell and the financing we offer customers. We rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect these algorithms and our other intellectual property, technology and confidential information. In addition, we attempt to protect our intellectual property, technology and confidential information by requiring certain of our employees and consultants to enter into confidentiality and assignment of inventions agreements and certain third parties to enter into nondisclosure agreements. These agreements may not effectively grant all necessary rights to any inventions that may have been developed by the employees and consultants. In addition, these agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property, or technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our website features, software and functionality or obtain and use information that we consider proprietary. Changes in the law or adverse court rulings may also negatively affect our ability to prevent others from using our technology.

We currently hold rights to the “carvana.com” Internet domain name and various other related domain names. The regulation of domain names in the United States is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain all domain names that use the name Carvana or are otherwise important for our business.

We may be subject to claims asserting that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employees or claims asserting ownership of what we regard as our own intellectual property.

Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property may not be self-executing or the assignment agreement may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property.

We may in the future be subject to intellectual property disputes, which are costly to defend and could harm our business and operating results.

We may from time to time face allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including from our competitors or non-practicing entities. We may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Patent and other intellectual property litigation may be protracted and expensive, and the results are difficult to predict and may require us to stop offering some features, purchase licenses or modify our products and features while we develop non-infringing substitutes or may result in significant settlement costs.

Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, our operating results and our reputation.

Our platform utilizes open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

In addition, we use open source software in our platform and expect to use open source software in the future. The term of various open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our platform. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses, if we combine our proprietary software with open source software in a certain manner. In the event that portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, or to re-engineer all or a portion of our technologies or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and services. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with usage of open source software cannot be eliminated and could negatively affect our business and operating results.

Our business is sensitive to conditions affecting automotive manufacturers, including manufacturer recalls.

Adverse conditions affecting one or more automotive manufacturers could have a material adverse effect on our sales and results of operations and could impact the supply of vehicles. In addition, manufacturer recalls are a common occurrence that have accelerated in frequency and scope in recent years. Recalls and the increased regulatory scrutiny surrounding selling used vehicles with open safety recalls could adversely affect used vehicle sales or valuations, could cause us to temporarily remove vehicles from inventory, could cause us to sell affected vehicles at a loss, could force us to incur increased costs and could expose us to litigation and adverse publicity related to the sale of recalled vehicles, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on third party technology to complete critical business functions. If that technology fails to adequately serve our needs and we cannot find alternatives, it may negatively impact our operating results.

We rely on third party technology for certain of our critical business functions, including customer identity verification for financing, transportation fleet telemetry, network infrastructure for hosting the website and inventory data, software libraries and development environments and tools, services to allow customers to digitally sign contracts, customer service call center management software and automation controls and software for our vending machines. If these technologies fail or we cannot maintain our relationships with the technology providers and we cannot find suitable alternatives, our financial condition and operation results may be adversely affected.

We depend on key personnel to operate our business, and if we are unable to retain, attract and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of our executives and employees. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. In addition, the loss of any of our key employees or senior management, including our Chief Executive Officer, Ernie Garcia, III, or our Chief Financial Officer, Mark Jenkins, could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. Our executive officers and other employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We may not be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business could be materially and adversely affected.

The obligations associated with being a public company will require significant resources and management attention, and we will incur increased costs as a result of becoming a public company.

As a public company, we will face increased legal, accounting, administrative and other costs and expenses that we have not incurred as a private company. We expect to incur additional costs related to operating as a public company. After the completion of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires that we file annual, quarterly and current reports with respect to our business and financial condition and proxy and other information statements, and the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act and the Public Company Accounting Oversight Board (“PCAOB”) and the listing requirements of the NYSE, each of which imposes additional reporting and other obligations on public companies. As a public company, we will be required to, among other things:

•	prepare and distribute periodic reports, proxy statements and other stockholder communications in compliance with the federal securities laws and rules and the NYSE rules;

•	expand the roles and duties of our Board and committees thereof and management;

•	hire additional financial and accounting personnel and other experienced accounting and finance staff with the expertise to address complex accounting matters applicable to public companies;

•	institute more comprehensive financial reporting and disclosure compliance procedures;

•	involve and retain to a greater degree outside counsel and accountants to assist us with the activities listed above;

•	enhance our investor relations function;

•	establish new internal policies, including those relating to trading in our securities and disclosure controls and procedures;

•	comply with the NYSE listing standards; and

•	comply with the Sarbanes-Oxley Act.

We expect these rules and regulations and changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies to increase legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could have a material adverse effect on our business, financial condition and results of operations.

We also expect that being a public company and being subject to new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These increased costs may require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

Our success will depend, in part, on our ability to grow our business in response to the demands of consumers and other constituents within the automotive industry as well as competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses and technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions. The risks we face in connection with acquisitions include:

•	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

•	coordination of technology, research and development and sales and marketing functions;

•	transition of the acquired company’s users to our website and mobile applications;

•	retention of employees from the acquired company;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	integration of the acquired company’s accounting, management information, human resources and other administrative systems;

•	the need to implement or improve controls, policies and procedures at a business that prior to the acquisition may have lacked effective controls, policies and procedures;

•	potential write-offs of intangibles or other assets acquired in such transactions that may have an adverse effect our operating results;

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liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, consumers, former stockholders, or other third parties.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities and otherwise harm our business. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses, or the write-off of goodwill, any of which could harm our financial condition. Also, the anticipated benefits of any acquisitions may not materialize. Any of these risks, if realized, could materially and adversely affect our business and results of operations.

We are, and may in the future be, subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations and financial condition.

We are subject to various litigation matters from time to time, which could have a material adverse effect on our business, results of operations and financial condition. Claims arising out of actual or alleged violations of law could be asserted against us by individuals, either individually or through class actions, by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to consumer finance laws, consumer protection laws, intellectual property laws, privacy laws, labor and employment laws, securities laws and employee benefit laws. These actions could expose us to adverse publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business. See “Business — Legal Proceedings.”

Errors in our retail installment contracts with our customers may render them unenforceable.

We enter into purchase agreements, buyer’s orders, retail installment contracts and other contracts with our customers that are generated automatically based upon information the customer enters into our website. The contracts are intended to comply with the applicable consumer lending and other commercial and legal requirements of the relevant jurisdiction in which the sale is made. We face the risk, however, that the auto-generated forms may inadvertently contain errors, omissions or otherwise fail to comply with applicable regulations in a manner that would render such contracts unenforceable. For example, most jurisdictions impose a maximum interest rate cap that we can charge our customers. If we inadvertently or otherwise exceed the relevant cap, our retail installment contracts in such jurisdiction may be unenforceable, and in some instances, we may be required to pay damages or repay any financing charges previously collected. If a significant number of our retail installment contracts are rendered unenforceable, our financial condition and results of operations may be adversely affected.

Risks Related to Our Organizational Structure

Our principal asset after the completion of this offering will be our indirect interest in Carvana Group, and, accordingly, we will depend on distributions from Carvana Group to pay our taxes and expenses, including payments under the Tax Receivable Agreement. Carvana Group’s ability to make such distributions may be subject to various limitations and restrictions.

Upon the consummation of this offering, we will be a holding company and will have no material assets other than our indirect ownership of LLC Units of Carvana Group. As such, we will have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of Carvana Group and its subsidiaries and distributions we receive from Carvana Group. There can be no assurance that our subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in our debt instruments, will permit such distributions.

Carvana Group will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to any entity-level U.S. federal income tax. Instead, taxable income of Carvana Group will be allocated to the LLC Unitholders, including Carvana Sub, our wholly owned subsidiary. Accordingly, we will incur income taxes on our allocable share of any net taxable income of Carvana Group. Under the terms of the LLC Operating Agreement, Carvana Group will be obligated to make tax distributions to LLC Unitholders, including us. In addition to tax expenses, we will also incur expenses related to our operations, including payments under the Tax Receivable Agreement. Due to the uncertainty of various factors, we cannot estimate the likely tax benefits we will realize as a result of LLC Unit exchanges, and the resulting amounts we are likely to pay out to LLC Unitholders pursuant to the Tax Receivable Agreement; however, we estimate that such payments may be substantial. See “Certain

Relationships and Related Party Transactions—Tax Receivable Agreement.” We intend to cause Carvana Group to make cash distributions to the owners of LLC Units in an amount sufficient to (1) fund all or part of their tax obligations in respect of taxable income allocated to them and (2) cover our operating expenses, including payments under the Tax Receivable Agreement. However, Carvana Group’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which Carvana Group is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Carvana Group insolvent. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the Tax Receivable Agreement, such payments generally will be deferred and will accrue interest until paid. Nonpayment for a specified period, however, may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, unless, generally, such nonpayment is due to a lack of sufficient funds. See “Organizational Structure — Tax Receivable Agreement” and “Organizational Structure — Amended and Restated Operating Agreement of Carvana Group.” In addition, if Carvana Group does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired. See “— Risks Related to This Offering and Ownership of Our Class A Common Stock” and “Dividend Policy.”

The Garcia Parties will continue to control us following this offering and their interests may conflict with or differ from your interests as a stockholder.

Based on LLC Units outstanding as of December 31, 2016, prior to this offering, the Garcia Parties beneficially owned approximately 79% of the LLC Units. Immediately following this offering and the application of net proceeds therefrom, the Garcia Parties will beneficially own approximately 71% of the LLC Units and are entitled to ten votes per share for so long as the Garcia Parties maintain direct or indirect beneficial ownership of at least 25% of the outstanding shares of Class A common stock (determined on an as-exchanged basis assuming that all of the Class A Units were exchanged for Class A common stock), thereby giving the Garcia Parties the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. Because the Garcia Parties hold their economic ownership interest in our business through the LLC, rather than through the public company, the Garcia Parties may have conflicting interests with holders of shares of our Class A common stock. For example, the Garcia Parties may have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, especially in light of the existence of the Tax Receivable Agreement that we will enter into in connection with this offering, and whether and when we should terminate the Tax Receivable Agreement and accelerate the obligations thereunder. In addition, the structuring of future transactions may take into consideration these tax considerations or other considerations even where no similar benefit would accrue to us. See “Organizational Structure — Tax Receivable Agreement.”

Conflicts of interest could arise between our stockholders and the LLC Unitholders, which may impede business decisions that could benefit our stockholders.

Holders of LLC Units have the right to consent to certain amendments to the operating agreement of the LLC, as well as to certain other matters. Holders of these voting rights may exercise them in a manner that conflicts with the interests of our stockholders. Circumstances may arise in the future when the interests of the LLC Unitholders conflict with the interests of our stockholders. As we control the LLC, we have certain obligations to the LLC Unitholders that may conflict with fiduciary duties our officers and directors owe to our stockholders. These conflicts may result in decisions that are not in the best interests of stockholders.

Upon the listing of our shares on the NYSE, we will be a “controlled company” within the meaning of the rules of the NYSE and, as a result, will qualify for, but do not currently intend to rely on,

exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon completion of this offering, the Garcia Parties will continue to control a majority of the combined voting power of Carvana Co. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and need not comply with certain requirements, including the requirement that a majority of the Board consist of independent directors and the requirements that our compensation and nominating and governance committees be composed entirely of independent directors. Following this offering, we do not intend to utilize these exemptions. For so long as we qualify as a “controlled company,” we will maintain the option to utilize some or all of these exemptions. If we utilize these exemptions, we may not have a majority of independent directors and our compensation and nominating and governance committees may not consist entirely of independent directors, and such committees will not be subject to annual performance evaluations. Accordingly, in the event we rely on these exemptions in the future, you would not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. See “Management —Controlled Company Status.”

The Tax Receivable Agreement with the LLC Unitholders requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and we expect that the payments we will be required to make will be substantial.

In connection with the consummation of this offering, we will enter into a Tax Receivable Agreement with the LLC Unitholders. Pursuant to the Tax Receivable Agreement, we will be required to make cash payments to such LLC Unitholders equal to 85% of the tax benefits, if any, that we actually realize, or, in some circumstances, are deemed to realize, as a result of (1) the increase in our wholly owned subsidiary’s proportionate share of the existing tax basis of the assets of the LLC and an adjustment in the tax basis of the assets of the LLC reflected in that proportionate share as a result of any future exchanges of LLC Units held by the LLC Unitholders for shares of our Class A common stock or cash, as described under “Organizational Structure — Exchange Agreement” and (2) certain other tax benefits related to payments we make under the Tax Receivable Agreement. Due to the uncertainty of various factors, we cannot estimate the likely tax benefits we will realize as a result of LLC Unit exchanges, and the resulting amounts we are likely to pay out to LLC Unitholders pursuant to the Tax Receivable Agreement; however, we estimate that such payments may be substantial. Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, which tax reporting positions will be based on the advice of our tax advisors. Any payments made by us to the LLC Unitholders under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make payments under the Tax Receivable Agreement, such payments generally will be deferred and will accrue interest until paid. Nonpayment for a specified period, however, may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, unless, generally, such nonpayment is due to a lack of sufficient funds. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the Tax Receivable Agreement. The payments under the Tax Receivable Agreement are also not conditioned upon the LLC Unitholders maintaining a continued ownership interest in the LLC. See “Organizational Structure — Tax Receivable Agreement.”

The actual amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the timing of exchanges by the LLC Unitholders, the amount of gain recognized by such LLC Unitholders, the amount and timing of the taxable income we generate in the future and the federal tax rates then applicable.

The amounts that we may be required to pay to the LLC Unitholders under the Tax Receivable Agreement may be accelerated in certain circumstances and may also significantly exceed the actual tax benefits that we ultimately realize.

The Tax Receivable Agreement provides that if (1) certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, (2) we materially breach any of our material obligations under the Tax Receivable Agreement or (3) that if, at any time, we elect an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and our obligations, or our successor’s obligations, to make payments under the Tax Receivable Agreement would accelerate and become immediately due and payable. The amount due and payable in that circumstance is based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement. See “Organizational Structure — Tax Receivable Agreement.” We may need to incur debt to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.

As a result of a change in control or our election to terminate the Tax Receivable Agreement early, (1) we could be required to make cash payments to the LLC Unitholders that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement and (2) we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the LLC Unitholders that will not benefit Class A common stockholders to the same extent as they will benefit the LLC Unitholders.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the LLC Unitholders that will not benefit the holders of our Class A common stock to the same extent. We will enter into a Tax Receivable Agreement with the LLC Unitholders, which will provide for the payment by us to the LLC Unitholders of 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of (1) the increase in our wholly owned subsidiary’s proportionate share of the existing tax basis of the assets of the LLC and an adjustment in the tax basis of the assets of the LLC reflected in that proportionate share as a result of any future exchanges of LLC Units held by an LLC Unitholder for shares of our Class A common stock or cash, as described under “Organizational Structure — Exchange Agreement” and (2) certain other tax benefits related to our making payments under the Tax Receivable Agreement. Due to the uncertainty of various factors, we cannot estimate the likely tax benefits we will realize as a result of LLC Unit exchanges, and the resulting amounts we are likely to pay out to LLC Unitholders pursuant to the Tax Receivable Agreement; however, we estimate that such payments may be substantial. See “Organizational Structure — Tax Receivable Agreement.” Although we will retain 15% of the amount of such tax benefits, this and other aspects of our organizational structure may adversely impact the future trading market for the Class A common stock.

We will not be reimbursed for any payments made to the LLC Unitholders under the Tax Receivable Agreement in the event that any tax benefits are disallowed.

We will not be reimbursed for any cash payments previously made to the LLC Unitholders pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to an LLC Unitholder will be netted against any future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there may not be future cash payments to net against. The applicable U.S. federal income tax rules are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings. See “Organizational Structure — Tax Receivable Agreement.”

We may not be able to realize all or a portion of the tax benefits that are currently expected to result from future exchanges of LLC Units for our Class A common stock, the utilization of certain tax attributes previously held by Carvana Group and from payments made under the Tax Receivable Agreement.

Our ability to realize the tax benefits that we currently expect to be available as a result of the increases in tax basis created by any future exchanges of LLC Units (together with shares of our Class B common stock in the case of Class A Units) for our Class A common stock and by the payments made pursuant to the Tax Receivable Agreement, and our ability to utilize the pre-offering net operating losses of Carvana Group and the interest deductions imputed under the Tax Receivable Agreement all depend on a number of assumptions, including that we earn sufficient taxable income each year during the period over which such deductions are available and that there are no adverse changes in applicable law or regulations. If our actual taxable income were insufficient or there were adverse changes in applicable law or regulations, we may be unable to realize all or a portion of these expected benefits and our cash flows and stockholders’ equity could be negatively affected. See “Organizational Structure — Tax Receivable Agreement.”

In certain circumstances, Carvana Group will be required to make distributions to us and the LLC Unitholders and the distributions may be substantial.

Carvana Group will be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to its members, including us. We intend to cause Carvana Group to make tax distributions quarterly to the holders of Class A Units on a pro rata basis based on Carvana Group’s net taxable income and to the holders of Class B Units based on such holder’s allocable share of Carvana Group’s net taxable income (rather than on a pro rata basis). Funds used by Carvana Group to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, these tax distributions may be substantial, and will likely exceed (as a percentage of Carvana Group’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. As a result of the potential differences in the amount of net taxable income allocable to us and the LLC Unitholders, it is possible that we will receive distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. To the extent we do not distribute such cash balances as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to Carvana Group, the LLC Unitholders would benefit from any value attributable to such accumulated cash balances as a result of its ownership of Class A common stock following an exchange of its LLC Units (including any exchange upon an acquisition of us). See “Dividend Policy.”

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

We are subject to income taxes in the United States, and our tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	expiration of, or detrimental changes in, research and development tax credit laws; or

•	changes in tax laws, regulations or interpretations thereof.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal and state authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if it (1) is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

As the sole managing-member of Carvana Sub, we will control and manage Carvana Sub, which, by virtue of being the sole managing-member of Carvana Group, will, in turn, control and manage Carvana Group. On that basis, we believe that neither our interest in Carvana Sub nor Carvana Sub’s interest in Carvana Group are “investment securities” under the 1940 Act. Therefore, we have less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) in “investment securities.” However, if we were to lose the right to manage and control Carvana Sub or if Carvana Sub were to lose the right to manage and control Carvana Group, interests in Carvana Group or Carvana Sub could be deemed to be “investment securities” under the 1940 Act.

We intend to conduct our operations so that we will not be deemed to be an investment company. However, if we were deemed to be an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Participation in this offering by the Garcia Parties would reduce the available public float for our shares.

The Garcia Parties have indicated an interest in purchasing up to an aggregate of $20.0 million of shares of our Class A common stock (or an aggregate of 1,333,333 shares of our Class A common stock, assuming an initial public offering price of $15.00, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) in this offering at the initial public offering price. To the extent that the Garcia Parties purchase any such shares of Class A common stock in this offering, the number of shares available for sale to the public will accordingly be reduced. Because these indications of interest are not binding agreements or commitments to purchase, the Garcia Parties may elect not to purchase shares in this offering. If the Garcia Parties were to purchase all of these shares, they, together with our other directors, executive officers and each of the existing owners that is known to be the beneficial owner of more than 5% of any class or series of our capital stock and their affiliates, in the aggregate, would own approximately 86% of our outstanding Class A common stock (and other securities convertible into or exchangeable or exercisable for shares of our Class A common stock) after giving effect to the Organizational Transactions and this offering.

If the Garcia Parties purchase all or a portion of the shares in which they have indicated an interest in this offering, such purchases would reduce the available public float for our shares because the Garcia

Parties would be restricted from selling the shares by a lock-up agreement they have entered into with our underwriters and by restrictions under applicable security laws. As a result, any purchase of shares by such existing owners in this offering may reduce the liquidity of our Class A common stock relative to what it would have been had these shares been purchased by investors that were not affiliated with us.

Risks Related to Our Liquidity

Our substantial indebtedness could adversely affect our financial flexibility and our competitive position and prevent us from fulfilling our obligations under our credit agreement.

As of December 31, 2016, we had, on a consolidated basis, $170.8 million aggregate principal amount of outstanding indebtedness represented by our vehicle inventory financing and security agreement dated as of December 30, 2015 and amended on November 9, 2016 and February 10, 2017 (as amended, the “Floor Plan Facility”) between us and Ally Bank and promissory note agreements as of various dates in 2016 between us and third party providers of equipment financing. Additionally, we may borrow up to an aggregate of $50.0 million under the Verde Credit Facility under which $30.0 million was drawn as of April 14, 2017.

Our substantial indebtedness could have significant effects on our business. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our current and future indebtedness, including our Floor Plan Facility;

•	increase our vulnerability to adverse changes in prevailing economic, industry and competitive conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, the execution of our business strategy and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	increase our cost of borrowing;

•	restrict us from exploiting business opportunities;

•	place us at a disadvantage compared to our competitors that have fewer debt obligations; and

•

limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy and other general corporate purposes.

We expect to use cash flow from operations to meet current and future financial obligations, including funding our operations, debt service requirements and capital expenditures. The ability to make these payments depends on our financial and operating performance, which is subject to prevailing economic, industry and competitive conditions and to certain financial, business, economic and other factors beyond our control.

Despite current indebtedness levels, we may incur substantially more indebtedness, which could further exacerbate the risks associated with our substantial indebtedness.

We may incur significant additional indebtedness in the future. We may also consider investments in joint ventures or acquisitions, which may increase our indebtedness. If new debt is added to our currently anticipated indebtedness levels, the related risks that we face could intensify.

We may not be able to generate sufficient cash flow to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance outstanding debt obligations depends on our financial and operating performance, which will be affected by prevailing economic, industry and competitive conditions and by financial, business and other factors beyond our control. We may not be able to maintain a sufficient level of cash flow from operating activities to permit us to pay the principal, premium, if any, and interest on the our indebtedness. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which would also adversely affect our ability to incur additional indebtedness.

We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or seek to restructure or refinance our indebtedness. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants. These alternative measures may not be successful, and we may be unable to meet our scheduled debt service obligations.

In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service obligations. We may not be able to consummate these asset sales to raise capital or sell assets at prices and on terms that we believe are fair and any proceeds that we do receive may not be adequate to meet any debt service obligations then due. If we cannot meet our debt service obligations, the holders of our indebtedness may accelerate such indebtedness and, to the extent such indebtedness is secured, foreclose on our assets. In such an event, we may not have sufficient assets to repay our indebtedness. If any of these risks are realized, our business and financial condition would be adversely affected.

Risks Related to This Offering and Ownership of our Class A Common Stock

The Garcia Parties control us and will continue to control us following this offering and their interests may conflict with ours or yours in the future.

Immediately following this offering of Class A common stock, the Garcia Parties will together hold approximately 97% of the voting power of our outstanding capital stock through their beneficial ownership of our Class B common stock (assuming an initial public offering price of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). The Garcia Parties are entitled to ten votes per share of Class B common stock they beneficially own, for so long as the Garcia Parties maintain, in the aggregate, direct or indirect beneficial ownership of at least 25% of the outstanding shares of Class A common stock (determined on an as-exchanged basis assuming that all of the Class A Units were exchanged for Class A common stock). Our Class A common stock, which is the stock we are selling in this offering, will have one vote per share. So long as the Garcia Parties continue to beneficially own a sufficient number of shares of Class B common stock, even if they beneficially own significantly less than 50% of the shares of our outstanding capital stock, the Garcia Parties will continue to be able to effectively control our decisions. For example, if the Garcia Parties hold Class B common stock amounting to 25% of our outstanding capital stock, they would collectively control 77% of the voting power of our capital stock.

As a result, the Garcia Parties will have the ability to elect all of the members of our Board and thereby control our policies and operations, including the appointment of management, future issuances of our Class A common stock or other securities, the payment of dividends, if any, on our Class A common stock, the incurrence of debt by us, amendments to our amended and restated certificate of incorporation and amended and restated bylaws, and the entering into of extraordinary transactions, and the interests of the Garcia Parties may not in all cases be aligned with your interests.

In addition, the Garcia Parties will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of our company or a change in the composition of our Board and could preclude any acquisition of our company. This concentration of voting control could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of our company and ultimately might affect the market price of our Class A common stock.

In addition, the Garcia Parties may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to you. For example, the Garcia Parties could cause us to make acquisitions that increase our indebtedness or cause us to sell revenue-generating assets. The Garcia Parties may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. One of the Garcia Parties, Ernest Garcia, II, is the chairman of the board of directors and largest shareholder of DriveTime, which could compete more directly with us in the future. In particular, DriveTime is currently in the process of evaluating strategic alternatives, including the potential sale of the company to interested third parties. If such a sale is completed, it may be more likely that DriveTime determines to compete with us to a greater extent than presently. Furthermore, there can be no assurances that DriveTime will enter into any new agreements or arrangements, or extensions or renewals of existing agreements or arrangements, with us on the same or similar terms or at all. Our amended and restated certificate of incorporation will provide that none of the Garcia Parties or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. The Garcia Parties also may pursue acquisition opportunities that may otherwise be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

For a description of the dual class structure, see the section “Description of Capital Stock.”

You will suffer immediate and substantial dilution in the net tangible book value of the Class A common stock you purchase.

The price you pay for shares of our Class A common stock sold in this offering is substantially higher than our pro forma net tangible book value per share. Based on the initial public offering price for our Class A common stock of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, you will incur immediate dilution in net tangible book value per share of $12.73. Dilution is the difference between the offering price per share and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after the offering. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the stock purchased in this offering in the event of liquidation. See ‘‘Dilution.’’

You may be diluted by future issuances of additional Class A common stock or LLC Units in connection with our incentive plans, acquisitions or otherwise; future sales of such shares in the public market, or the expectations that such sales may occur, could lower our stock price.

Our amended and restated certificate of incorporation will authorize us to issue shares of our Class A common stock and options, rights, warrants and appreciation rights relating to our Class A common stock for the consideration of and on the terms and conditions established by our Board in its sole discretion, whether in connection with acquisitions or otherwise. The LLC Operating Agreement also authorizes Carvana Group to issue additional LLC Units whether in connection with an acquisition or otherwise. The LLC Unitholders may, at any time following the expiration of the lock-up period under the lock-up agreements, require Carvana Group to redeem all or a portion of their LLC Units in exchange for, at our election, (1) a cash payment by Carvana Group or (2) newly issued shares of Class A common stock, in each case in accordance with the terms and conditions of the Exchange Agreement. See “Organizational

Structure — Exchange Agreement.” The market price of shares of our Class A common stock could decline as a result of these exchanges or the perception that an exchange could occur. These exchanges, or the possibility that these exchanges may occur, also might make it more difficult for holders of our Class A common stock to sell such stock in the future at a time and at a price that they deem appropriate. Immediately prior to the pricing of this offering, we expect Carvana Group to issue an aggregate of 766,500 Class B Units to our executive officers and certain other employees, in each case with a participation threshold based on the public offering price.

We have reserved 14.0 million shares of Class A common stock for issuance under our 2017 Incentive Plan, and we will grant an aggregate of approximately 358,000 restricted shares of Class A common stock to certain employees upon completion of this offering and options to purchase approximately 417,000 shares of Class A common stock to certain directors and employees upon completion of this offering with an exercise price set at the initial public offering price, in each case assuming an initial public offering price of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus. Any Class A common stock that we issue, including under our 2017 Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

We and our officers and directors and substantially all of our stockholders (and holders of other securities convertible into or exchangeable or exercisable for shares of our capital stock, including LLC Units) and optionholders, subject to certain exceptions, have agreed that, without the prior written consent of Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock; or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Class A common stock, subject to certain exceptions. Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., in their sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. See ‘‘Underwriting.’’

The market price of our Class A common stock may decline significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of our Class A common stock might impede our ability to raise capital through the issuance of additional shares of Class A common stock or other equity securities.

Pursuant to the LLC Operating Agreement, we may elect to issue shares of Class A common stock to fund a redemption of LLC Units for cash. Any sales in connection with exchange rights, or the prospect of any such sales, could materially impact the market price of our Class A common stock and could impair our ability to raise capital through future sales of equity securities. For a further description of the exchange rights, see ‘‘Organizational Structure — Exchange Agreement.’’

In connection with the completion of this offering, we intend to enter into a Registration Rights Agreement with certain LLC Unitholders. Any sales in connection with the Registration Rights Agreement, or the prospect of any such sales, could materially impact the market price of our Class A common stock and could impair our ability to raise capital through future sales of equity securities. For a further description of our Registration Rights Agreement, see ‘‘Certain Relationships and Related Party Transactions —Registration Rights Agreement.’’

Our Class A common stock price may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has not been a public trading market for shares of our Class A common stock. It is possible that after this offering an active trading market will not develop or continue or, if developed, that any market will be sustained, which could make it difficult for you to sell your shares of

Class A common stock at an attractive price or at all. The initial public offering price of our Class A common stock will be determined by negotiations between us and the representatives of the underwriters based upon a number of factors and may not be indicative of prices that will prevail in the open market following the consummation of this offering. See ‘‘Underwriting.’’ Consequently, you may not be able to sell our shares of Class A common stock at prices equal to or greater than the price you paid in this offering.

Volatility in the market price of our Class A common stock may prevent you from being able to sell your shares at or above the price you paid for them. Many factors, which are outside our control, may cause the market price of our Class A common stock to fluctuate significantly, including those described elsewhere in this ‘‘Risk Factors’’ section and this prospectus, as well as the following:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry compared to market expectations;

•	future announcements concerning our business or our competitors’ businesses;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	the size of our public float;

•	coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in laws or regulations which adversely affect our industry or us;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in senior management or key personnel;

•	issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;

•	adverse resolution of new or pending litigation against us; and

•

changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

As a result, volatility in the market price of our Class A common stock may prevent investors from being able to sell their Class A common stock at or above the initial public offering price or at all. These broad market and industry factors may materially reduce the market price of our Class A common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low. As a result, you may suffer a loss on your investment.

Substantial blocks of our total outstanding shares may be sold into the market when “lock-up” or “market standoff” periods end. If there are substantial sales of shares of our Class A common stock, the price of our Class A common stock could decline.

The price of our Class A common stock could decline if there are substantial sales of our Class A common stock, particularly sales by our directors, executive officers, and significant stockholders, or if there is a large number of shares of our Class A common stock available for sale. After this offering, we will have 15,000,000 shares of our Class A common stock outstanding (assuming an initial public offering price of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). All of the shares of Class A common stock sold in this offering will be available for sale in the public market except for any shares that may be purchased in this offering pursuant to the directed share program and any shares purchased by the Garcia Parties, all of which will be subject to lock-up agreements described under “Underwriting.” Substantially all of our outstanding shares of Class A common stock and other securities convertible into or exchangeable or exercisable for shares of our capital stock, including LLC Units, are currently restricted from resale as a result of market standoff and “lock-up” agreements, as more fully described in “Shares Eligible for Future Sale.” These shares will become available to be sold 181 days after the date of this prospectus. Shares held by directors, executive officers and other affiliates will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and various vesting agreements.

After our initial public offering, certain of our LLC Unitholders will have rights, subject to some conditions, to require us to file registration statements covering Class A common stock issuable to them upon exchange of their LLC Units. We would be required to include Class A common shares in registration statements that we may file for ourselves or our stockholders, subject to market standoff and lockup agreements. We also intend to register shares of common stock that we have issued and may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing market standoff or lock-up agreements.

Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. may, in their sole discretion, permit our stockholders to sell shares prior to the expiration of the restrictive provisions contained in those lock-up agreements.

The market price of the shares of our Class A common stock could decline as a result of the sale of a substantial number of our shares of Class A common stock in the public market or the perception in the market that the holders of a large number of such shares intend to sell their shares.

We do not intend to pay dividends on our Class A common stock for the foreseeable future.

We currently have no intention to pay dividends on our Class A common stock at any time in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. Certain of our debt instruments contain covenants that restrict the ability of our subsidiaries to pay dividends to us. In addition, despite our current indebtedness, we may still be able to incur additional debt in the future, and such indebtedness may restrict or prevent us from paying dividends on our Class A common stock. Furthermore, our ability to declare and pay dividends may be limited by instruments governing future indebtedness we may incur.

Delaware law and certain provisions in our certificate of incorporation may prevent efforts by our stockholders to change the direction or management of our company.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, our certificate of incorporation and our amended and restated by-laws contain provisions that may make the acquisition of our company more difficult without the approval of our Board, including, but not limited to, the following:

•

the Garcia Parties are entitled to ten votes for each share of our Class B common stock they hold of record on all matters submitted to a vote of stockholders for so long as the Garcia Parties maintain direct or indirect beneficial ownership of at least 25% of the outstanding shares of Class A common stock (determined on an as-exchanged basis assuming that all of the Class A Units were exchanged for Class A common stock);

•	at such time as there are no outstanding shares of Class B common stock, only our Board may call special meetings of our stockholders;

•	we have authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval; and

•	we require advance notice and duration of ownership requirements for stockholder proposals.

Our amended and restated certificate of incorporation also contains a provision that provides us with protections similar to Section 203 of the Delaware General Corporation Law (the “DGCL”), and will prevent us from engaging in a business combination with a person (excluding the Garcia Parties and their transferees) who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or stockholder approval is obtained prior to the acquisition. See “Description of Capital Stock — Anti-Takeover Provisions.” These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire, including actions that you may deem advantageous, or negatively affect the trading price of our Class A common stock. In addition, because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our Board or initiate actions that are opposed by our then-current Board, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see “Description of Capital Stock.”

Our certificate of incorporation will provide, subject to certain exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Pursuant to our certificate of incorporation, as will be in effect upon the completion of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate or our bylaws or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine. The forum selection clause in our certificate may have the effect of discouraging lawsuits against us or our directors and officers and may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A common stock, which could depress the price of our Class A common stock.

Our certificate of incorporation will authorize us to issue one or more series of preferred stock. Our Board will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our Class A common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our Class A common stock at a premium to the market price, and materially adversely affect the market price and the voting and other rights of the holders of our Class A common stock.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to auditor attestation requirements and disclosure about our executive compensation, that apply to other public companies.

We are an ‘‘emerging growth company,’’ as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not ‘‘emerging growth companies,’’ including, but not limited to, (1) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (3) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and of shareholder approval of any golden parachute payments not previously approved. We have elected to adopt these reduced disclosure requirements. We cannot predict if investors will find our Class A common stock less attractive as a result of our taking advantage of these exemptions and as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

We will remain an ‘‘emerging growth company’’ for up to five years or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion, (b) the date that we become a ‘‘large accelerated filer’’ as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most-recently completed second fiscal quarter and (c) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding three-year period.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to remediate material weaknesses in our internal control over financial reporting or otherwise establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner.

Upon completion of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and the NYSE. These rules and regulations will require that, among other things, we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. Our management team, including our Chief Executive Officer and Chief Financial Officer, has limited experience managing a publicly traded company, and limited experience complying with the increasingly complex and changing laws pertaining to public companies.

In addition, as a public company we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the ‘Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting by the time our second annual report is filed with the SEC and thereafter, which will require us to document and make significant changes to our internal control over financial reporting. Likewise, our independent registered public accounting firm will be engaged to provide an attestation report on the effectiveness of our internal control over financial reporting at such time as we cease to be an ‘‘emerging growth company,’’ as defined in the JOBS Act.

If our senior management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, or if our independent registered public accounting firm cannot render an unqualified opinion on management’s assessment and the effectiveness of our internal control over financial reporting, when required, or if material weaknesses in our internal control over financial reporting is identified, we could be subject to regulatory scrutiny, a loss of public and investor confidence, and to litigation from investors and stockholders, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our common stock price and adversely affect our results of operations and financial condition.

An active trading market for our Class A common stock may never develop or be sustained.

Although we have applied to list the shares of our Class A common stock for trading on the NYSE, an active trading market for our Class A common stock may not develop on that exchange or elsewhere or, if developed, that market may not be sustained. Accordingly, if an active trading market for our Class A common stock does not develop or is not maintained, the liquidity of our Class A common stock, your ability to sell your shares of our Class A common stock when desired and the prices that you may obtain for your shares of Class A common stock will be adversely affected.

We will have broad discretion in the use of net proceeds from this offering.

We intend to contribute the net proceeds from this offering to our wholly owned subsidiary, Carvana Sub, that will in turn acquire newly-issued LLC Units in Carvana Group at a purchase price per LLC Unit based on the initial offering price per share of Class A common stock in this offering less underwriting discounts and commissions. In turn, Carvana Group intends to apply the net proceeds it receives from us to repay all outstanding borrowings under the Verde Credit Facility, to pay expenses incurred in connection with the Organizational Transactions and for general corporate purposes. Our management will have broad discretion over the use and investment of the net proceeds of this offering, and accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds with only limited information concerning management’s specific intentions. See “Use of Proceeds.”

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If we fail to meet the expectations of analysts for our operating results, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	our history of losses and ability to maintain profitability in the future;

•	our ability to effectively manage our rapid growth;

•	our limited operating history;

•	the seasonal and other fluctuations in our quarterly operating results;

•	our relationship with DriveTime;

•	our management’s accounting judgments and estimates, as well as changes to accounting policies;

•	our ability to compete in the highly competitive industry in which we participate;

•	the changes in prices of new and used vehicles

•	our ability to acquire desirable inventory;

•	our ability to sell our inventory expeditiously;

•	our ability to sell and generate gains on the sale of automotive finance receivables;

•	our dependence on the sale of automotive finance receivables for a substantial portion of our gross profits;

•	our reliance on potentially fraudulent credit data for the automotive finance receivables we sell;

•	our ability to successfully market and brand our business;

•	our reliance on Internet searches to drive traffic to our website;

•	our ability to comply with the laws and regulations to which we are subject;

•	the changes in laws and regulations to which we are subject;

•	our ability to comply with the TCPA;

•	the evolution of regulation of the Internet and eCommerce;

•	our ability to maintain reputational integrity and enhance our brand;

•	our ability to grow complementary product and service offerings;

•	our ability to address the shift to mobile device technology by our customers;

•	risks related to the larger automotive ecosystem;

•	the geographic concentration where we provide services;

•	our ability to raise additional capital;

•	our ability to maintain adequate relationships with the third parties that finance our vehicle inventory purchases;

•	the representations we make in our finance receivables we sell;

•	our reliance on our proprietary credit scoring model in the forecasting of loss rates;

•	our reliance on internal and external logistics to transport our vehicle inventory;

•

the risks associated with the construction and operation of our IRCs, fulfillment centers and vending machines, including our dependence on one supplier for construction and maintenance for our vending machines;

•	our ability to protect the personal information and other data that we collect, process and store;

•	disruptions in availability and functionality of our website;

•	our ability to protect our intellectual property, technology and confidential information;

•	our ability to defend against claims that our employees, consultants or advisors have wrongfully used or disclosed trade secrets or intellectual property;

•	our ability to defend against intellectual property disputes;

•	our ability to comply with the terms of open source licenses;

•	conditions affecting automotive manufacturers, including manufacturer recalls;

•	our reliance on third party technology to complete critical business functions;

•	our dependence on key personnel to operate our business;

•	the costs associated with becoming a public company;

•	the diversion of management’s attention and other disruptions associated with potential future acquisitions;

•	the legal proceedings to which we may be subject in the ordinary course of business;

•	potential errors in our retail installment contracts with our customers that could render them unenforceable; and

•	other factors disclosed in the section entitled “Risk Factors” and elsewhere in this prospectus.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based on many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We estimate, based upon an assumed initial public offering price of $15.00 per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and after giving effect to the purchase of an aggregate of $20.0 million of our Class A common stock in this offering by the Garcia Parties on which underwriting discounts and commissions will not be paid, that we will receive net proceeds from this offering of approximately $210.7 million (or $242.0 million if the underwriters exercise their option in full to purchase additional shares of Class A common stock), after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses payable by us. The Garcia Parties may elect not to purchase any shares of our Class A common stock in this offering or may elect to purchase fewer shares than they have indicated an interest in purchasing. Any shares not purchased by the Garcia Parties in this offering may be reallocated for sale to the public and our estimated net proceeds would be reduced by the underwriting discounts and commissions paid on account of such reallocated shares. See “Underwriting.”

We intend to contribute such net proceeds to our wholly owned subsidiary, Carvana Sub, that will in turn use such net proceeds as follows:

•

$210.7 million to acquire 18,750,000 newly-issued LLC Units (or $242.0 million to acquire 21,562,500 LLC Units if the underwriters exercise their option in full to purchase additional shares of Class A common stock) in Carvana Group at a purchase price per LLC Unit based on an assumed initial public offering price of $15.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), less underwriting discounts and commissions. In turn, Carvana Group intends to:

•

repay all outstanding borrowings under the Verde Credit Facility, under which $30.0 million was outstanding as of April 14, 2017, and which has a current interest rate of 12.0% per annum and matures in August 2018 (borrowings under the Verde Credit Facility were used to fund working capital on a short term basis);

•

transfer approximately 170,000 LLC Units to Ernest Garcia, II (assuming an initial public offering price of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) in exchange for his 0.1% ownership interest in Carvana, LLC;

•	pay an estimated $5.5 million of expenses incurred in connection with the Organizational Transactions; and

•

use the remaining proceeds for general corporate purposes. We expect these general corporate purposes to include funding working capital, operating expenses and the selective pursuit of business development opportunities, including to expand our current business through acquisitions of, or investments in, other businesses, products or technologies. At this time, other than the repayment of the Verde Credit Facility, we have not specifically identified a material single use for which we intend to use the net proceeds, and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us.

The principal purposes of this offering are to obtain additional capital to fund our operations and growth, to create a public market for our Class A common stock and to facilitate our future access to the public equity markets. Pending use of the net proceeds from this offering described above, we may invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

Assuming no exercise of the underwriters’ option to purchase additional shares, each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) would increase or decrease the net proceeds to us from this offering by approximately $14.0 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each 1,000,000 increase or decrease in the number of shares offered in this offering would increase or decrease the net proceeds to us from this offering by approximately $14.0 million, assuming that the initial public offering price per share for the offering remains at $15.00 (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, because we are a holding company, our ability to pay dividends on our Class A common stock may be limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board deems relevant.

CAPITALIZATION

The following table describes our cash and cash equivalents and consolidated capitalization as of December 31, 2016:

•	of Carvana Group on an actual basis; and

•

of Carvana Co. on a pro forma as adjusted basis, after giving effect to the Organizational Transactions, including our sale of 15,000,000 shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and repayment of all outstanding borrowings under the Verde Credit Facility.

You should read this table in conjunction with the consolidated financial statements and the related notes, ‘‘Use of Proceeds,’’ ‘‘Organizational Structure,’’ ‘‘Unaudited Pro Forma Consolidated Financial Data’’ and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ included elsewhere in this prospectus.

	As of December 31, 2016
	Historical Carvana Group	Pro Forma As Adjusted
	(dollars in millions, except per share data)

Cash and cash equivalents(1)	$39.2	$214.7

Indebtedness:
Notes payable	$5.5	$5.5
Floor Plan Facility(2)	165.3	165.3
Verde Credit Facility(1)	—	—

Total indebtedness	170.8	170.8

Temporary equity — Class C redeemable preferred units(3)	251.0	—

Total equity:
Members’ deficit	(116.0)	—
Class A common stock, $0.001 par value per share, 1,000 shares authorized; none issued and outstanding, on an actual basis; 500.0 million shares authorized, on a pro forma as adjusted basis; 15.0 million shares issued and outstanding, on a pro forma as adjusted basis	—	—
Class B common stock, $0.001 par value per share; none authorized, issued and outstanding, on an actual basis; 125.0 million shares authorized, on a pro forma as adjusted basis; 117.2 million shares issued and outstanding, on a pro forma as adjusted basis	—	0.1
Additional paid-in-capital	—	37.5
Accumulated deficit	—	(3.8)

Members’/ stockholders’ equity (deficit)	(116.0)	33.8
Non-controlling interests(4)	—	276.3

Total members’/ stockholders’ equity (deficit)	(116.0)	310.1

Total capitalization	$305.8	$480.9

(1)	On February 27, 2017, we entered into the Verde Credit Facility with aggregate borrowing availability up to $50.0 million. Amounts borrowed and repaid under the agreement cannot be reborrowed. The Verde Credit Facility bears interest at a rate of 12% and is scheduled to mature in August 2018. The Verde Credit Facility will be repaid entirely with the proceeds of this offering.

Pro forma as adjusted cash and cash equivalents assumes the repayment of $30.0 million which is outstanding under the Verde Credit Facility as of April 14, 2017. An increase in the amount outstanding under the Verde Credit Facility will result in a decrease in the amount of cash and cash equivalents as of the closing of this offering.

(2)	Our Floor Plan Facility provides for aggregate borrowings of up to $200.0 million. As of December 31, 2016, approximately $165.3 million was outstanding under the Floor Plan Facility and $34.7 million of borrowing capacity remained available (reflecting an aggregate total commitment of $200.0 million). See “Description of Certain Indebtedness — Floor Plan Facility.”

(3)	In connection with the Organizational Transactions, the holders of Class C redeemable preferred units (the “Class C Preferred Units”) will exchange Class C Preferred Units for Class A common units (“Class A Units”) of Carvana Group. As the Class C Preferred Units are redeemable on a one-to-one basis into Class A units, we classify them as temporary equity.

(4)	On a pro forma basis, includes the Carvana Group interests not owned by our wholly owned subsidiary, Carvana Sub, which represents 89% of Carvana Group’s LLC Units. The LLC Unitholders will hold the non-controlling economic interest in Carvana Group. Carvana Co. will hold 11% of the economic interest in Carvana Group.

A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease each of cash and cash equivalents, total stockholders’ equity and total capitalization on a pro forma basis by approximately $14.0 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each 1,000,000 increase or decrease in the number of shares of Class A common stock offered in this offering would increase or decrease each of cash and cash equivalents, total stockholders’ equity and total capitalization on a pro forma basis by approximately $14.0 million, based on an assumed initial public offering price of $15.00 per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our Class A common stock to be outstanding after the completion of this offering excludes 14,000,000 shares of Class A common stock reserved for future issuance, of which approximately 358,000 restricted shares of Class A common stock are expected to be issued to certain employees upon the completion of this offering and options to purchase an aggregate of approximately 417,000 shares of Class A common stock are expected to be issued to our directors and approximately 100 employees upon the completion of this offering, with an exercise price set at the initial public offering price, in each case under our 2017 Incentive Plan and assuming an initial public offering price of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus.

DILUTION

Because the LLC Unitholders do not own any Class A common stock or other economic interests in Carvana Co., we have presented dilution in pro forma net tangible book value per share assuming that all of the LLC Unitholders (other than Carvana Sub) had their LLC Units redeemed or exchanged for newly-issued shares of Class A common stock rather than for cash (based upon an assumed offering price of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and the cancellation for no consideration of all of their shares of Class B common stock (which are not entitled to receive distributions or dividends, whether cash or stock from Carvana Co.) in order to more meaningfully present the dilutive impact to the investors in this offering. We refer to the assumed redemption or exchange of all LLC Units for shares of Class A common stock as described in the previous sentence as the “Assumed Redemption.”

Dilution results from the fact that the initial public offering price per share of the Class A common stock is substantially in excess of the pro forma net tangible book value per share of Class A common stock after this offering. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of Class A common stock outstanding. If you invest in our Class A common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock after this offering.

Pro forma net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock, after giving effect to the Organizational Transactions, and the Assumed Redemption. Our pro forma net tangible book value as of December 31, 2016 was $310.2 million, or $2.27 per share of Class A common stock. This represents an immediate increase in net tangible book value to the LLC Unitholders of $1.16 per share and an immediate dilution to new investors in this offering of $12.73 per share. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution:

Assumed initial public offering price per share		$15.00
Pro forma net tangible book value per share as of December 31, 2016 before this offering(1)	$1.11
Increase per share attributable to the investors in this offering	1.16

Pro forma net tangible book value per share after this offering and repayment of the Verde Credit Facility		2.27

Dilution per share to the investors in this offering		$12.73

(1)	The computation of pro forma net tangible book value per share as of December 31, 2016 before this offering is as follows:

(in thousands, except per share data)
Book value of tangible assets	$335,833
Less: total liabilities	200,822

Pro forma net tangible book value	$135,011

Shares of Class A common stock to be outstanding after the Organizational Transactions	—
Assumed Redemption	121,760

Shares of Class A common stock outstanding after Assumed Redemption	121,760

Pro forma net tangible book value per share	$1.11

A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) would increase or decrease pro forma net tangible book value by $14.0 million, or $0.10 per share, and would increase or decrease the dilution per share to the investors in this offering by $0.90 based on the assumptions set forth above.

The following table summarizes as of December 31, 2016, after giving effect to the Organizational Transactions and this offering, the number of shares of Class A common stock purchased from us, the total consideration paid and the average price per share paid by the LLC Unitholders and by the purchasers in this offering, based upon an assumed initial public offering price of $15.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and before deducting estimated underwriting discounts and commissions and offering expenses, after giving effect to the Assumed Redemption (in thousands, except per share data):

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share
Existing LLC Unitholders(1)	121,760	89%	$310,626	58%	$2.55
Investors in this offering	15,000	11	225,000	42	15.00

Total	136,760	100%	$535,626	100%	$3.92

(1)	The Garcia Parties have indicated an interest in purchasing up to an aggregate of $20.0 million of shares of our Class A common stock (or an aggregate of 1,333,333 shares of our Class A common stock, assuming an initial public offering price of $15.00, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) in this offering at the initial public offering price. The presentation in this table above regarding ownership by existing owners does not give effect to any purchases in this offering by such investors.

The discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock. In addition, the discussion and tables above exclude shares of Class B common stock, because holders of the Class B common stock are not entitled to distributions or dividends, whether cash or stock, from Carvana Co. If the underwriters’ option to purchase additional shares of Class A common stock is exercised in full, after giving effect to the Assumed Redemption, the LLC Unitholders would own approximately 88% and the investors in this offering would own approximately 12% of the total number of shares of our Class A common stock outstanding after this offering. If the underwriters exercise their option to purchase additional shares of Class A common stock in full, after giving effect to the Assumed Redemption, the pro forma net tangible book value per share after this offering would be $2.46 per share, and the dilution in the pro forma net tangible book value per share to the investors in this offering would be $12.54 per share.

The tables and calculations above are based on the number of shares of Class A common stock outstanding as of December 31, 2016 (after giving effect to the Organizational Transactions), and exclude an aggregate of 14.0 million shares of Class A common stock reserved for issuance under our 2017 Incentive Plan that we expect to adopt in connection with this offering. To the extent that any new options or other equity incentive grants are issued in the future with an exercise price or purchase price below the initial public offering price, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present, as of the dates and for the periods indicated, the selected consolidated financial data for Carvana Group and its subsidiaries. Carvana Group is the predecessor of Carvana Co. for financial reporting purposes. The selected consolidated statement of operations data for each of the years ended December 31, 2014, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015 and December 31, 2016 presented below have been derived from the audited consolidated financial statements of Carvana Group and its subsidiaries, included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2014 presented below has been derived from the audited consolidated financial statements of Carvana Group and its subsidiaries not included in this prospectus. The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period.

The information set forth below should be read together with the ‘‘Prospectus Summary — Summary Historical Financial and Other Data,’’ ‘‘Use of Proceeds,’’ ‘‘Capitalization,’’ ‘‘Unaudited Pro Forma Consolidated Financial Data,’’ and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

The selected consolidated financial data of Carvana Co. have not been presented as Carvana Co. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

	Historical Carvana Group
	Year Ended December 31,
	2014	2015	2016
	(in thousands)
Consolidated Statements of Operations Data:
Sales and operating revenues:
Used vehicle sales, net	$41,123	$124,972	$341,989
Wholesale vehicle sales	522	3,743	10,163
Other sales and revenue(1)	34	1,677	12,996

Net sales and operating revenues	41,679	130,392	365,148
Cost of sales	42,103	129,046	345,951

Gross (loss) profit	(424)	1,346	19,197
Selling general and administrative expenses	14,684	36,678	108,676
Interest expense	108	1,412	3,587
Other expense, net	22	36	46

Loss before income taxes	(15,238)	(36,780)	(93,112)

Income tax provision	—	—	—
Net loss	$(15,238)	$(36,780)	$(93,112)

Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$6,929	$43,134	$39,184
Vehicle inventory	26,371	68,038	185,506
Total assets	40,104	136,012	335,833
Floor Plan Facility	5,619	42,302	165,313

(1)	Includes $460 of other sales and revenues from related parties for the year ended December 31, 2016.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma consolidated information sets forth our unaudited pro forma and historical consolidated statements of operations for the year ended December 31, 2016 and the unaudited pro forma and historical consolidated balance sheet at December 31, 2016. The unaudited pro forma consolidated financial information gives effect to the Organizational Transactions and related agreements, including the issuance of shares of Class A common stock in this offering and the use of proceeds from this offering as if each had occurred on December 31, 2016, for the the unaudited pro forma consolidated balance sheet, and January 1, 2016, for the unaudited pro forma consolidated statements of operations for the year ended December 31, 2016. The unaudited pro forma adjustments are based on available information and certain assumptions that we believe are reasonable.

The unaudited pro forma consolidated financial information should be read in conjunction with the sections of this prospectus entitled “Use of Proceeds,” “Organizational Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes thereto included elsewhere in this prospectus. The unaudited pro forma consolidated financial information is for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial position that we would have reported had the Organizational Transactions, borrowings under the Verde Credit Facility and this offering been completed on the dates indicated and should not be taken as representative of our future consolidated results of operations or financial position.

The pro forma adjustments related to the Organizational Transactions and borrowings under the Verde Credit Facility, both excluding this offering, which we refer to as the Organizational Transaction Adjustments and Borrowings Under the Verde Credit Facility, are described in the notes to the unaudited pro forma consolidated financial information, and principally include the following:

•	the conversion of our Class C Preferred Units into Class A Units of Carvana Group;

•

the amendment and restatement of Carvana Group’s LLC Operating Agreement to, among other things, (i) eliminate a class of preferred membership interests, (ii) provide for LLC Units consisting of the Class B Units and Class A Units, and (iii) appoint our wholly owned subsidiary, Carvana Sub, as the sole manager of Carvana Group;

•	the amendment and restatement of Carvana Co.’s certificate of incorporation to, among other things, provide for Class A common stock and Class B common stock;

•	the issuance of shares of Class B common stock to holders of Class A Units, on a four-to-five basis with the number of Class A Units they own, for nominal consideration;

•	the impact of federal, state, local and foreign income taxes on the income allocated to us as a taxable corporation; and

•	borrowings under the Verde Credit Facility and the use of the related proceeds for general working capital needs both occurring subsequent to December 31, 2016 through April 14, 2017.

The pro forma adjustments related to this offering, which we refer to as the Offering Adjustments, are described in the notes to the unaudited pro forma consolidated financial information, and principally include the following:

•

the issuance of shares of our Class A common stock in this offering in exchange for net proceeds of approximately $210.7 million, assuming an initial public offering price of $15.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions but before deducting estimated offering expenses payable by us;

•	the repayment of all outstanding borrowings under the Verde Credit Facility;

•

the application of the net proceeds from this offering to acquire, indirectly through our wholly owned subsidiary, Carvana Sub, newly-issued LLC Units from Carvana Group at a purchase price equal to the net proceeds of approximately $210.7 million, assuming an initial public offering price of $15.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) after deducting underwriting discounts and commissions;

•

the transfer of approximately 170,000 LLC Units by Carvana Sub to Ernest Garcia, II (assuming an initial public offering price of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) in exchange for his 0.1% ownership interest in Carvana, LLC;

•	compensation expense related to the granting of options to purchase shares of our Class A common stock, which we expect will be granted to certain employees and directors at the time of this offering;

•	compensation expense related to the issuance of restricted Class A common stock, which we expect will be granted to certain employees at the time of this offering; and

•	compensation expense related to the issuance by Carvana Group of Class B Units, which we expect will be issued to certain employees prior to this offering.

Except as otherwise indicated, the unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock from us.

As described in greater detail under “Organizational Structure — Tax Receivable Agreement,” in connection with the closing of this offering, we will enter into the Tax Receivable Agreement with the LLC Unitholders that will provide for the payment by us to the continuing Carvana Group unitholders of 85% of the amount of cash savings, if any, in U.S. federal, state, local and foreign income tax we actually realize (or, under certain circumstances, are deemed to realize) as a result of (i) the increase in our proportionate share of the existing tax basis of the assets of Carvana Group and an adjustment in the tax basis of the assets of Carvana Group reflected in that proportionate share as a result of purchases of LLC Units from the LLC Unitholders (other than Carvana Sub) by Carvana Sub and (ii) certain other tax benefits related to our making payments under the Tax Receivable Agreement.

Due to the uncertainty in the amount and timing of future exchanges of the LLC Units by LLC Unitholders, the unaudited pro forma consolidated financial information assumes that no exchanges of LLC Units have occurred and therefore no increases in tax basis in Carvana Group assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma consolidated financial information. However, if all of the LLC Unitholders were to exchange their LLC Units immediately following the completion of this offering, we would recognize a deferred tax asset of approximately $1.0 billion and a liability of approximately $0.9 billion, assuming: (i) all exchanges occurred on the same day; (ii) a price of $15.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus); (iii) a constant corporate tax rate of 40%; (iv) we will have sufficient taxable income to fully utilize the tax benefits; and (v) no material changes in tax law. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things: (i) the amount and timing of future exchanges of LLC Units by LLC Unitholders, and the extent to which such exchanges are taxable, (ii) the price per share of our Class A common stock at the time of the exchanges, (iii) the amount and timing of future income against which to offset the tax benefits, and (iv) the tax rates then in effect.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

Carvana Co. and Subsidiaries

Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2016

(in thousands)

	Historical Carvana Group	Organizational Transaction Adjustments and Borrowings Under the Verde Credit Facility (a)(g)		As Adjusted for the Organizational Transactions	Offering Adjustments		Pro Forma Carvana Co., as Adjusted for this Offering and Use of Proceeds
ASSETS
Current Assets:
Cash and cash equivalents	$39,184	$—		$39,184	$175,548	(b)(c)	$214,732
Restricted cash	10,266	—		10,266	—		10,266
Accounts receivable, net	5,692	—		5,692	—		5,692
Finance receivables held for sale, net	24,771	—		24,771	—		24,771
Vehicle inventory	185,506	—		185,506	—		185,506
Other current assets	9,822	—		9,822	(1,277	)(c)	8,545

Total current assets	275,241	—		275,241	174,271		449,512
Property and equipment, net	60,592	—		60,592	—		60,592

Total assets	$335,833	$—		$335,833	$174,271		$510,104

LIABILITIES, TEMPORARY EQUITY, AND MEMBERS’/ STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$28,164	$—		$28,164	$(879	)(c)	$27,285
Accounts payable due to related party	1,884	—		1,884	—		1,884
Floor Plan Facility	165,313	—		165,313	—		165,313
Current portion of notes payable	1,057	—		1,057	—		1,057

Total current liabilities	196,418	—		196,418	(879)		195,539
Notes payable, excluding current portion	4,404	—		4,404	—		4,404
Verde Credit Facility	—	30,000	(h)	30,000	(30,000	)(b)	—

Total liabilities	200,822	30,000		230,822	(30,879)		199,943

Commitments and contingencies
Temporary equity — Class C redeemable preferred stock	250,972	(250,972	)(f)	—	—		—

Members’/Stockholders’ equity (deficit):
		(120,218	)(d)
		(117	)(e)
		(14,676	)(e)
		250,972	(f)

Members’ deficit	(115,961)	115,961		—	—		—

Class A common stock	—	—		—	15	(b)	15

Class B common stock	—	117	(e)	117	—		117

					205,135	(b)
					(182,817	)(d)
					143	(i)
					252	(j)
		14,676	(e)		126	(k)

Additional paid-in capital	—	14,676		14,676	22,839		37,515

					(143	)(i)
					(252	)(j)
		(3,264	)(h)		(126	)(k)

Accumulated deficit	—	(3,264)		(3,264)	(521)		(3,785)

Total members’/stockholders’ equity (deficit) attributable to Carvana Co.	(115,961)	127,490		11,529	22,333		33,862

		120,218	(d)
		(26,736	)(h)		182,817	(d)

Non-controlling interest	—	93,482		93,482	182,817		276,299

Total members’ / stockholders’ equity (deficit)	(115,961)	220,972		105,011	205,150		310,161

Total liabilities, and members’ / stockholders’ equity (deficit)	$335,833	$—		$335,833	$174,271		$510,104

Carvana Co. and Subsidiaries

Notes to Unaudited Pro Forma Consolidated Balance Sheet

(a)	Carvana Co. was formed on November 29, 2016 and will have no material assets or results of operations until the completion of this offering and therefore its historical financial position and results of operation are not shown in a separate column in the unaudited pro forma consolidated balance sheet and statement of operations.

(b)	We estimate that net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions, estimated offering expenses payable by us and repayment of all outstanding borrowings under the Verde Credit Facility, will be approximately $175.2 million, based on an assumed initial public offering price of $15.00 per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). This amount has been determined based on the assumption that the underwriters’ option to purchase additional shares of our Class A common stock is not exercised. A reconciliation of the gross proceeds from this offering to net cash proceeds is set forth below (in thousands, except per share data):

Assumed initial public offering price per share	$15.00
Shares of Class A common stock issued in this offering	15,000

Gross proceeds	225,000
Less: estimated underwriting discounts and commissions	(14,350)
Less: estimated offering expenses (including amounts previously deferred)	(5,500)
Less: repayment of Verde Credit Facility	(30,000)

Net cash proceeds	175,150
Plus: Offering expenses paid as of December 31, 2016	398

Offering adjustment to cash and cash equivalents	$175,548

(c)	We are deferring certain costs associated with this offering, including certain legal, accounting and other related expenses, which have been recorded in other assets in our consolidated balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in-capital.

(d)	Upon completion of the Organizational Transactions, Carvana Sub will become the sole manager of Carvana Group. Although we will have an indirect minority economic interest in Carvana Group, through Carvana Sub, we will have the sole voting interest in, and control the management of, Carvana Group. As a result, we will consolidate the financial results of Carvana Group and will report a non-controlling interest related to the LLC Units held by the LLC Unitholders on our consolidated balance sheet. The computation of the non-controlling interest following the consummation of this offering, based on an assumed initial public offering price of $15.00 per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) is as follows:

	Units	Percentage
LLC Units indirectly held by Carvana Co.	18,580,000	11%
Non-controlling interest in Carvana Group held by the LLC Unitholders	152,200,062	89

	170,780,062	100%

If the underwriters exercise their option to purchase additional shares of our Class A common stock in full, Carvana Co. would own , indirectly through its wholly owned subsidiary, 12% of the economic interest of Carvana Group and the LLC Unitholders would own the remaining 88% of the economic interest of Carvana Group.

Following the consummation of this offering, the LLC Units held by the LLC Unitholders, representing the non-controlling interest, will be exchangeable at the election of the LLC Unitholders for shares of Class A common stock, (subject to customary adjustments, including for stock splits, stock dividends and reclassifications), or, at our election, for cash, in accordance with the terms of the Exchange Agreement.

(e)	As a C corporation we will no longer record members’ deficit in the consolidated balance sheet. To reflect the C corporation structure of our equity, we will separately present the value of our common stock, additional paid-in capital and retained earnings. The portion of members’ deficit associated with additional paid-in capital was estimated as the remainder of capital contributions we have received less amounts attributed to the par value of common stock and the amount allocated to the non-controlling interest.

In connection with this offering we will issue 117,236,210 shares of Class B common stock to LLC Unitholders, on a four-to-five basis with the number of LLC Units they own, excluding Class B Units, for nominal consideration. The Garcia Parties are entitled to ten votes per share of Class B common stock they beneficially own, for so long as the Garcia Parties maintain, in the aggregate, direct or indirect beneficial ownership of at least 25% of the outstanding shares of Class A common stock (determined on an as-exchanged basis assuming that all of the Class A Units were exchanged for Class A common stock). All other holders of Class B common stock are each entitled to one vote per share. The holders of the Class B common stock will not be entitled to receive any distributions from or participate in any dividends declared by our board of directions.

(f)	In connection with the Organizational Transactions, the holders of Class C Preferred Units will exchange Class C Preferred Units for Class A Units on a one-to-one basis.

(g)	Due to the uncertainty in the amount and timing of future exchanges of LLC Units by the LLC Unitholders, the unaudited pro forma consolidated financial information assumes that no exchanges of interests have occurred and therefore no increases in tax basis in Carvana Group assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma consolidated financial information.
(h)	Adjustment reflects borrowings of $30.0 million made under the Verde Credit Facility and the use of the related proceeds for general working capital needs both occurring subsequent to December 31, 2016. The estimated use of the proceeds have been reflected as an increase in accumulated deficit and non-controlling interest.

Carvana Co. and Subsidiaries

Unaudited Pro Forma Consolidated Statements of Operations For the Year Ended December 31, 2016

(in thousands, except per share data)

	Historical Carvana Group	Organizational Transaction Adjustments and Borrowings Under the Verde Credit Facility(a)		As Adjusted for the Organizational Transactions	Offering Adjustments		Pro Forma Carvana Co., as Adjusted for this Offering and Use of Proceeds
Sales and operating revenues:
Used vehicles sales, net	$341,989	$—		$341,989	$—		$341,989
Wholesale vehicles sales	10,163			10,163	—		10,163
Other sales and revenues(1)	12,996			12,996	—		12,996

Net sales and operating revenues	365,148	—		365,148	—		365,148
Cost of sales	345,951	—		345,951	—		345,951

Gross profit	19,197	—		19,197	—		19,197
Selling, general and administrative expenses	108,676	—		108,676	4,790	(i)(j)(k)	113,466

Loss from operations	(89,479)	—		(89,479)	(4,790)		(94,269)

Interest expense	(3,587)			(3,587)	—		(3,587)
Other income (expense), net	(46)			(46)	—		(46)

Loss before income taxes	(93,112)	—		(93,112)	(4,790)		(97,902)
Income tax provision	—	—	(l)	—	—	(l)	—

Net loss	$(93,112)	—		(93,112)	(4,790)		(97,902)

Net loss attributable to non-controlling interests		(82,982	)(m)	(82,982)	(4,269	)(m)	(87,251)

Net loss attributable to Carvana Co.		$(10,130)		$(10,130)	$(521)		$(10,651)

Pro forma net loss available to Class A common stock per share (n):
Basic							$(0.71)

Diluted							$(0.72)

Pro forma weighted-average shares of Class A common stock(n):
Basic							15,000

Diluted							136,760

(1)	Historical Carvana Group includes $460 of other sales and revenues from related parties.

Carvana Co. and Subsidiaries

Notes to Unaudited Pro Forma Consolidated Statements of Operations

(i)	In connection with this offering, Carvana Group expects to issue 766,500 Class B Units to certain employees. This adjustment of $1,310.0 thousand represents the increase in compensation expense we expect to incur following the completion of this offering. The adjustment of $143.0 thousand to accumulated deficit and additional paid-in-capital in the unaudited pro forma balance sheet represents the amount attributable to Carvana Co. excluding the amount attributable to the non-controlling interest. The amount was calculated assuming the Class B Units were granted on January 1, 2016 with a participation threshold based on a per share offering price of $15.00 (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). The grant date fair value was determined using the Black-Scholes valuation model using the following assumptions:

Expected volatility	63.0%
Expected dividend yield	0.0%
Expected term (in years)	6.0
Risk-free interest rate	2.1%

Expected volatility is based on comparable companies using daily stock prices.

(j)	In connection with this offering, we intend to issue approximately 358,000 shares of restricted Class A common stock to certain employees, a portion of which will be vested with an aggregate value of $5.4 million based on an assumed initial public offering price of $15.00 per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). This adjustment of $2,320.0 thousand represents the increase in compensation expense we expect to incur following the completion of this offering assuming the restricted stock was granted on January 1, 2016. The adjustment of $252.0 thousand to accumulated deficit and additional paid-in-capital in the unaudited pro forma balance sheet represents the amount attributable to Carvana Co. excluding the amount attributable to the non-controlling interest.

(k)	In connection with this offering, we expect to grant approximately 417,000 stock options to certain employees and non-employee Board members, a portion of which will be vested. This adjustment of $1,160.0 thousand represents the increase in compensation expense we expect to incur following the completion of this offering. The adjustment of $126.0 thousand to accumulated deficit and additional paid-in-capital in the unaudited pro forma balance sheet represents the amount attributable to Carvana Co. excluding the amount attributable to the non-controlling interest. The amount was calculated assuming the stock options were granted on January 1, 2016 at an exercise price of $15.00 (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). The grant date fair value was determined using the Black-Scholes valuation model using the following assumptions:

Expected volatility	63.0%
Expected dividend yield	0.0%
Expected term (in years)	5.9 - 6.0
Risk-free interest rate	2.1%

Expected volatility is based on comparable companies using daily stock prices.

(l)	Carvana Group has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As such, income generated by Carvana Group will flow through to its partners, including us, and is generally not subject to tax at the Carvana Group level. Following the Organizational Transactions, we will be subject to U.S. federal income taxes, in addition to state, local and foreign income taxes with respect to our allocable share of any taxable income of Carvana Group. The unaudited pro forma consolidated statements of operations do not reflect adjustments to our income tax provision as it has been determined that it is more-likely-than-not that our net operating losses will not be realized.

(m)	Upon completion of the Organizational Transactions, Carvana Sub will become the sole manager of Carvana Group. Although we will have an indirect minority economic interest in Carvana Group, through Carvana Sub we will have the sole voting interest in, and control the management of, Carvana Group. As a result, we will consolidate the financial results of Carvana Group and will report a non-controlling interest related to the LLC Units held by the LLC Unitholders in our consolidated statements of operations. This adjustment relates to a reclassification from net loss to net loss attributable to non-controlling interests in Carvana Group.

(n)	Pro forma basic net loss per share is computed by dividing the net loss attributable to Class A common stockholders by the weighted-average shares of Class A common stock outstanding during the period. Pro forma diluted net loss per share is computed by adjusting the net loss attributable to Class A common stockholders and the weighted-average shares of Class A common stock outstanding to give effect to potentially dilutive securities. Shares of our Class B common stock are not entitled to receive any distributions or dividends and are therefore not included in the computation of pro forma basic or diluted net loss per share. The following table sets forth the adjustments to determine net loss attributable to Class A common stockholders, basic and diluted, and pro forma weighted-average shares of Class A common stock outstanding, basic and diluted (in thousands, except per share data):

Unaudited Pro Forma Carvana Co.
Year ended December 31, 2016
Basic net loss per share:
Net loss	$(97,902)
Less: Net loss attributable to non-controlling interests	87,251

Net loss attributable to Class A common stockholders	$(10,651)

Weighted-average shares of Class A common stock outstanding, basic	15,000

Basic net loss per share	$(0.71)

Diluted net loss per share(1):
Net loss attributable to Class A common stockholders	$(10,651)
Add: Net loss attributable to non-controlling interests(2)	(87,251)

Net loss attributable to Class A common stockholders	$(97,902)

Weighted-average shares of Class A common stock outstanding, basic	15,000
Add: Assumed conversion of LLC Units to shares of Class A common stock(2)	121,760

Weighted-average shares of Class A common stock outstanding, diluted	136,760

Diluted net loss per share	$(0.72)

(1)	Excludes the effect of common stock equivalents as their inclusion would have been anti-dilutive.

(2)	The LLC Units held by the LLC Unitholders are potentially dilutive securities and the calculation of pro forma diluted net loss per share assumes that all LLC Units were exchanged for shares of Class A common stock at the beginning of the period (based upon an assumed offering price of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). This adjustment was made for purposes of calculating pro forma diluted net loss per share only and does not necessarily reflect the amount of exchanges that may occur subsequent to this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections entitled “Risk Factors” and “Forward-Looking Statements.”

Overview

Carvana is a leading eCommerce platform for buying used cars. We are transforming the used car buying experience by giving consumers what they want — a wide selection, great value and quality, transparent pricing and a simple, no pressure transaction. Each element of our business, from inventory procurement to fulfillment and overall ease of the online transaction, has been built for this singular purpose.

From the launch of our first market in January 2013 through December 31, 2016, we purchased, reconditioned, sold and delivered approximately 27,500 vehicles to customers through our website, generating $541.8 million in revenue. The following graphic illustrates the cumulative number of vehicles sold through our website on a quarterly basis along with selected milestones of our business.

Our business combines a comprehensive online sales experience with a vertically-integrated supply chain that allows us to sell high quality vehicles to our customers transparently and efficiently at a low price. Using our website, customers can complete all phases of a used vehicle purchase transaction. Specifically, our online sales experience allows customers to:

•

Purchase a used vehicle.    As of December 31, 2016, we list over 7,300 vehicles for sale on our website, where customers can select and purchase a vehicle, including arranging financing and signing contracts, directly from their desktop or mobile device. Selling used vehicles to retail customers is the primary driver of our business. Selling used vehicles generates revenue equal to the selling price of the vehicle, less an allowance for returns, and also enables multiple additional revenue streams, including vehicle service contracts (“VSCs”) and trade-ins.

•

Finance their purchase.    Customers can pay for their Carvana vehicle using cash, our proprietary loan origination platform or financing from third parties such as banks or credit unions. Customers who choose to apply for our in-house financing fill out a short application form, select from a range of financing terms we provide, and, if approved, apply the financing to their purchase in our online checkout process. We generally seek to sell the automotive finance receivables we originate to third party financing partners and earn a premium on each sale.

•

Protect their purchase.    Customers have the option to protect their vehicle with a CarvanaCare-branded VSC as part of our online checkout process. VSCs provide customers with insurance against certain mechanical repairs after the expiration of their vehicle’s original manufacturer warranty. We earn a fee for selling VSCs on behalf of an affiliate of DriveTime and, historically, third parties, who are the obligors under these VSCs. We generally have no contractual liability to customers for claims under these agreements.

•

Sell us their car.    We allow our customers to trade-in a vehicle and apply the trade-in value to their purchase, or to sell us a vehicle independent of a purchase. Using our digital appraisal tool, customers can complete a short appraisal form and receive an offer for their trade-in nearly instantaneously. We generate trade-in offers using a proprietary valuation algorithm supported by extensive used vehicle market and customer behavior data. When customers accept our offer, we take their vehicles into inventory and sell them either at auction as a wholesale sale or through our website as a retail sale. Vehicles sold at auction typically do not meet the quality or condition standards required to be included in retail inventory displayed for sale on our website.

To enable a seamless customer experience, we have built a vertically-integrated used vehicle supply chain, supported by proprietary software systems and data.

•

Vehicle sourcing and acquisition.    We acquire the majority of our used vehicle inventory from wholesale auctions. We also, to a lesser extent, acquire vehicles from consumers and directly from used vehicle suppliers, including franchise and independent dealers, leasing companies, and car rental companies. Using proprietary machine learning algorithms and data from a variety of internal and external sources, we evaluate tens of thousands of vehicles daily to determine their fit with consumer demand, internal profitability targets, and our existing inventory mix.

•

Inspection and reconditioning.    After acquiring a vehicle, we transport it to one of our inspection and reconditioning centers (“IRCs”), where it undergoes a 150-point inspection and is reconditioned to meet “Carvana Certified” standards. This process is supported by a custom used vehicle inventory management system, which tracks vehicles through each stage of the process and is seamlessly integrated with auto parts suppliers to facilitate the procurement of required parts.

•

Photography and merchandising.    We photograph vehicles using our proprietary photo booths located at each of our IRCs. This allows us to display interactive, 360-degree images of each vehicle on our website. We also annotate each vehicle image with a list of features and imperfections to assist our customers in their evaluation of each vehicle for purchase. Our 360-degree photo and annotation processes are enabled by proprietary imaging technology and integrations with various vehicle data providers for vehicle feature and option information.

•

Logistics and fulfillment.    We transport vehicles purchased by our customers to their local market for home delivery or pick-up. In markets where we have launched operations, delivery to the customer is completed by a Carvana employee in a branded delivery truck. In a subset of these markets, customers have the option of picking up their car at one of our vending machines. These vending machines are multi-story glass towers where our customers deposit a token into a coin slot and an automated platform delivers the purchased vehicle to a garage bay where the customer is waiting. Our vending machines provide an attractive and unique customer pick-up experience, developing brand awareness while lowering our variable vehicle delivery expense. Our logistics and fulfillment operations are supported by our proprietary vehicle transportation management system, which optimizes the scheduling of transport routes and delivery slots.

Unit Sales

Since launching to customers in Atlanta, Georgia in January 2013, we have experienced rapid growth in sales through our website. During the year ended December 31, 2016, the number of vehicles we sold to retail customers grew by 187.6% to 18,761, compared to 6,523 in the year ended December 31, 2015. During the year ended December 31, 2015, our unit sales grew by 209.9% to 6,523, compared to 2,105 in the year ended December 31, 2014.

We view the number of vehicles we sell to retail customers as the most important measure of our growth, and we expect to continue to focus on building a scalable platform to increase our retail units sold. This focus on retail units sold is motivated by several factors:

•

Retail units sold enable multiple revenue streams, including the sale of the vehicle itself, the sale of automotive finance receivables originated to finance the vehicle, the sale of VSCs, and the sale of vehicles acquired from customers as trade-ins.

•

Retail units sold are the primary driver of customer referrals and repeat sales. Each time we sell a vehicle to a new customer, that customer becomes a candidate to refer future customers and can become a repeat buyer in the future.

•

Retail unit sales allow us to benefit from economies of scale due to our centralized online sales model. We believe our model provides meaningful operating leverage in acquisition, reconditioning, transport, customer service and delivery.

We plan to invest heavily in technology and infrastructure to support growth in unit sales. This includes continued investment in our acquisition, reconditioning, and logistics network, as well as continued investment in product development and engineering to deliver customers a best-in-class experience.

Markets

Our growth in retail units sold is driven by expansion into new markets and increased penetration in our existing markets. We define a market as a metropolitan area in which we have commenced local advertising and offer free home delivery to customers with a Carvana employee and branded delivery truck. Opening a new market involves hiring a market operations manager and a team of customer advocates, connecting the market to our existing logistics network, and initiating local advertising. Each new market has typically required approximately $500,000 in capital expenditures, primarily related to the acquisition of 1 to 2 branded delivery trucks, a multi-car hauler to connect the market to our logistics network, and furniture, fixtures and equipment in a local office space. As a market scales, we may elect to build a vending machine in the market to improve fulfillment and further increase customer awareness. Each new vending machine has required $4.5 million to $5.5 million of capital expenditures, depending on the number of stories in the vending machine tower and local market conditions.

Our capital- and headcount-light expansion model has enabled us to increase our rate of market openings in each of the past four years. After opening Atlanta, Georgia in 2013, we opened two markets in

2014, six in 2015, and 12 in 2016, bringing our total number of markets to 21 at December 31, 2016. Over this period, we have continually improved our market expansion playbook, which we believe provides us with the capability to accelerate this rate of market openings in the future.

When we open a market, we commence advertising using a blend of brand and direct advertising channels. Our advertising spend in each market is approximately proportionate to each market’s population, subject to adjustments based on specific characteristics of the market, used vehicle market seasonality and special events such as vending machine openings. Each market takes time to ramp due to the prolonged nature of the used vehicle sales cycle. According to IHS Automotive, the average consumer buys a used vehicle about once every five years, meaning many customers we reach through our advertising will not be in the market for a used vehicle for several years. Moreover, with a five-year sales cycle, word of mouth, referrals and repeat purchases impact sales over an extended time period. These effects historically have led to increased market penetration over time following the market opening. This pattern is presented on a one-time basis in the chart below.

(1)	Market penetration is based on our retail unit sales to customers in that market compared to an estimate of used vehicle market size in that market based on U.S. used vehicle sales per capita. For additional details see “—Market Cohorts.” The quarter in which a market opens is its first quarter of operation.

Market Cohorts

Many of our markets are in a nascent stage, making company-wide measures potentially less informative than measurements of seasoned markets. More than half of our markets opened in 2016. The table below provides alternative metrics related to unit sales performance, examining our progress based on when we commenced operations in the market. Markets are grouped into cohorts based on the year in which they began local delivery operations; for example, all markets opened during 2015 are included in the 2015 cohort.

We measure penetration in each cohort based on our retail unit sales to customers in that cohort and an estimate of used vehicle market size in that cohort based on U.S. used vehicle sales per capita. Cohorts differ based on the number and average population of markets in the cohort, the timing of market openings in the first fiscal year of the cohort, and differences in used vehicle sales per capita or other demographic or economic differences across cohorts. However, taken as a whole, they illustrate how our penetration over time evolves as markets age. The following tables present additional data for each of the cohorts for the years ended December 31, 2016 and 2015.

	Year Ended December 31, 2016
Cohort(1)	Market Population (in millions)(2)	Retail Units Sold(3)	YoY Growth(3)	Market Penetration(4)	Advertising Expense per Retail Unit Sold(5)
2013	5.7	6,288	85.0%	0.9%	$568
2014	4.3	2,715	182.5%	0.5%	$991
2015	21.1	4,337	622.8%	0.2%	$2,363
2016	32.1	1,458	n/a	0.0%	$5,093

	Year Ended December 31, 2015
Cohort(1)	Market Population (in millions)(2)	Retail Units Sold(3)	YoY Growth(3)	Market Penetration(4)	Advertising Expense per Retail Unit Sold(5)
2013	5.7	3,399	165.1%	0.5%	$875
2014	4.3	961	436.9%	0.2%	$2,866
2015	21.1	600	n/a	0.0%	$5,731

(1)	Markets are grouped into cohorts based on the year in which they began local delivery operations. For example, all markets opened during 2015 are included in the 2015 cohort.

(2)	Total market population is equal to the sum of population for all markets in the cohort based on 2015 data from the U.S. Census Bureau. A list of markets included in each cohort is provided under “— Markets.”

(3)	Retail units sold is equal to total retail units sold in the cohort in the reporting period. Year-over-year growth in retail units sold is the percent change in retail units sold from the prior period.

(4)	Market penetration is equal to total retail unit sales in each cohort divided by estimated total used vehicle sales in each cohort in the reporting period. Estimated total used vehicle sales is equal to total population in the cohort multiplied by estimated 2015 U.S. used vehicle sales per capita. Estimated 2015 U.S. used vehicle sales per capita is calculated by dividing total U.S. used vehicle sales of 38.3 million in 2015 from Edmunds.com by total U.S. population of 321.4 million in 2015 from the U.S. Census Bureau.

(5)	Advertising expense per retail unit sold in each cohort is the advertising expenses incurred by the open markets in the cohort divided by the retail units sold in the cohort in the reporting period. Actual advertising expense per market varies. Advertising expense in each market is budgeted based on market size, as well as the specific characteristics of that market. Corporate advertising expenses are excluded from the cohort advertising expenses.

Our oldest cohort, the 2013 cohort, contains one market, Atlanta, GA, where we began delivery operations to customers in January 2013. Retail sales for this cohort totaled 6,288 vehicles in the year ended December 31, 2016, an increase of 85.0% from the prior year. Market penetration for this cohort in this time period expanded to 0.9% compared to 0.5% in the prior year. This growth in market penetration was accompanied by a 35.1% reduction in advertising expense per retail unit sold to $568 per unit from $875 per unit in the prior year period. This reflects advertising expenditures being spread over an increased number of units sold, as well as growing brand recognition, increasing word of mouth referrals and internal improvements, including more extensive vehicle inventory and various mobile and desktop website enhancements.

Our second oldest cohort, the 2014 cohort, is comprised of two markets, Nashville, TN and Charlotte, NC. We launched operations in Nashville, TN in May 2014 and in Charlotte, NC in September 2014. Retail sales in this cohort totaled 2,715 units in the year ended December 31, 2016, a 182.5% increase over the prior year. Market penetration in this cohort increased to 0.5% in the year ended December 31, 2016 from 0.2% in the year ended December 31, 2015. Subsequent cohorts have followed similar patterns of increased market penetration and declining advertising expense per retail unit sold as each cohort matures. We believe this illustrates the replicability of our model as we expand into new markets.

In addition to sales in our markets, we also sell vehicles to customers outside of our markets. Retail units sold to customers outside of our markets were 3,963 or 21.1% of total retail units sold in the year ended December 31, 2016 and 1,563 or 24.0% of total retail units sold in the year ended December 31, 2015. Since we primarily advertise in our markets, customers who buy a vehicle from outside of our markets do so with limited incremental advertising expense above our local advertising budget. In the future, we may begin national advertising, which we anticipate will increase sales outside our markets; however, we ultimately expect these sales to decline as a percent of total sales as we open more markets over time.

Revenue and Gross Profit

Our expansion into new markets and increased penetration in existing ones has led to growth in retail unit sales. We generate revenue on retail units sold from four primary sources: the sale of the vehicle, gains on the sales of loans originated to finance the vehicle, sales of VSCs, and wholesale sales of vehicles we acquire from customers as trade-ins.

Our largest source of revenue, used vehicle sales, totaled $342.0 million during the year ended December 31, 2016. As we continue to expand to new markets and increase penetration in existing ones, we expect used vehicle sales to increase as we increase retail units sold. We generate gross profit on used vehicle sales from the difference between the retail selling price of the vehicle and our cost of sales associated with acquiring the vehicle and preparing it for sale.

Wholesale sales of trade-ins and other vehicles acquired from customers totaled $10.2 million during the year ended December 31, 2016. We expect wholesale sales to increase with retail units sold and as we expand our suite of product offerings to customers who may wish to trade-in or to sell us a car independent of a retail sale. We generate gross profit on wholesale vehicle sales from the difference between the wholesale selling price of the vehicle and our cost of sales associated with acquiring the vehicle and preparing it for sale.

Other sales and revenues, which includes gains on the sales of loans we originate and sales commissions on VSCs, totaled $13.0 million during the year ended December 31, 2016. We expect other sales and revenues to increase with retail units sold and as we improve our ability to offer attractive financing solutions and VSCs to our customers. Other sales and revenues are 100% gross margin products for which gross profit equals revenue.

Our total gross profit per retail unit sold has increased from a gross loss of $1,165 per unit in 2013, to a gross loss of $201 per unit in 2014, to a gross profit of $206 per unit in 2015, to a gross profit of $1,023 per unit in 2016. Our increases in gross profit per unit were driven by several factors, including decreases in average days to sale over the first two years of our operations, enhanced vehicle purchasing and pricing algorithms, increased efficiencies in vehicle reconditioning and transport, increased conversion on complementary products, such as VSCs, and increased monetization of customer financing.

During our growth phase, our highest priority will continue to be generating demand and building an infrastructure to support growth in retail units sold. Secondarily, we plan to pursue several strategies designed to increase our total gross profit per unit. These strategies include the following:

•

Reduce average days to sale.    As we continue to expand our number of markets and increase penetration in our existing markets, we expect our average days to sale to decline, leading to higher average selling prices and increased used vehicle gross profit. However, gross profit increases may not always be commensurate with any reductions in average days to sale. See “— Inventory and Pricing.”

•	Increase conversion on existing products. We plan to continue to improve our website to highlight the benefits of our complementary product offerings, including financing, VSCs and trade-ins.

•	Add new products and services. We plan to utilize our online sales platform to offer additional complementary products and services to our customers.

Inventory and Pricing

We establish prices for our vehicles using proprietary pricing algorithms that recommend initial retail price points, as well as retail price markdowns for specific vehicle-based factors, including sales history, consumer interest, and prevailing market prices. We typically price our vehicles at a discount to Kelley Blue Book’s Suggested Retail Value, as well as the average retail market price for each vehicle in the relevant market. According to Blackbook and Fitch, the average used car price declines by approximately 18% per year, or approximately $10 per day on a $20,000 vehicle. This reduction in price over time is incorporated into our vehicle prices, which we reduce periodically.

Reductions in used vehicle prices over time means that average days to sale impacts the average selling price of our vehicles. Average days to sale depends on the number of vehicles we hold in inventory and the number of customers we attract to purchase those vehicles. Since the second quarter of 2015, we have increased the size of our inventory pool as we have increased our number of markets. This balancing of markets and inventory has resulted in average days to sale that have been roughly flat over this period.

Our goal is to increase both our number of markets and our sales growth at a faster rate than we increase our inventory size, which we believe would decrease average days to sale due to a relative increase in demand versus supply. Reductions in average days to sale lead to fewer vehicle price reductions, and therefore higher average selling prices, other things being equal. Higher average selling prices in turn lead to higher gross profit per unit sold all other factors being equal.

Relationship with DriveTime

Carvana was founded as a subsidiary of DriveTime in 2012 and subsequently spun out of DriveTime as a standalone entity in November 2014. DriveTime consolidated Carvana in its financial statements through July 2015. DriveTime has over 23 years of operating history purchasing, reconditioning, selling and financing vehicles throughout the United States. DriveTime is controlled by our controlling shareholder, who is also the father of Ernie Garcia, III, our Chief Executive Officer.

We were incubated by, and benefit from, our relationship and a series of arrangements with DriveTime that were not negotiated at arm’s length. For example, we have contractual lease agreements with DriveTime allowing us to utilize three of their largest IRCs for vehicle reconditioning and distribution. Under these lease agreements, we presently operate IRCs in Winder, Georgia, Blue Mound, Texas and Delanco, New Jersey, which at full utilization will provide us with the ability to purchase and recondition over 150,000 vehicles per year. We also benefit from favorable leases from DriveTime for our office locations, as well as storage lots for our vehicle inventory. Through September 30, 2016, we also purchased most of our inventory of vehicles through DriveTime. Beginning in October 2016, however, we began to purchase all of our vehicle inventory independently and made payments ourselves through our vehicle inventory financing and security agreement. Through December 31, 2015, DriveTime purchased all of our customers’ loans from us. We also historically relied on DriveTime to provide certain accounting, finance, legal, human resources and information technology services for us. DriveTime is currently in the process of evaluating strategic alternatives, including the potential sale of the company to interested third parties. If such a sale is completed, there can be no assurances that DriveTime will enter into any new agreements or arrangements, or extensions or renewals of existing agreements or arrangements, with us on the same or similar terms or at all. See “Certain Relationships and Related Party Transactions — Relationship with DriveTime.”

Key Operating Metrics

We regularly review a number of metrics, including the following key metrics, to evaluate our business, measure our progress, and make strategic decisions. Our key operating metrics reflect the key drivers of our growth, including opening new markets, increasing brand awareness and enhancing the selection of vehicles we make available to our customers. Our key operating metrics also demonstrate our ability to translate these drivers into retail sales and to monetize these retail sales through a variety of product offerings.

	Year Ended December 31,
	2014	2015	2016
Retail units sold	2,105	6,523	18,761
Number of markets	3	9	21
Average monthly unique visitors	108,551	198,521	378,776
Inventory units available on website	652	1,842	7,310
Average days to sale	117	95	89
Total gross (loss) profit per unit	$(201)	$206	$1,023

Retail Units Sold

We define retail units sold as the number of vehicles sold to customers in a given period, net of returns under our seven-day return policy. We view retail units sold as a key measure of our growth for several reasons. First, retail units sold is the primary driver of our revenues and, indirectly, gross profit, since retail unit sales enable multiple complementary revenue streams, including financing, VSCs and trade-ins. Second, growth in retail units sold increases the base of available customers for referrals and repeat sales. Third, growth in retail units sold is an indicator of our ability to successfully scale our logistics, fulfillment, and customer service operations.

Number of Markets

We define a market as a metropolitan area in which we have commenced local advertising and offer free home delivery to customers with a Carvana employee and branded delivery truck. We view the number of markets we serve as a key driver of our growth. As we increase our number of markets, the population of consumers who have access to our fully-integrated customer experience increases, which in turn helps to increase the number of vehicles we sell.

Average Monthly Unique Visitors

We define a monthly unique visitor as an individual who has visited our website within a calendar month, based on data provided by Google Analytics. We calculate average monthly unique visitors as the sum of monthly unique visitors in a given period, divided by the number of months in that period. We view average monthly unique visitors as a key indicator of the strength of our brand, the effectiveness of our advertising and merchandising campaigns and consumer awareness.

Inventory Units Available

We define inventory units available as the number of vehicles listed for sale on our website on the last day of a given reporting period. Until we reach an optimal pooled inventory level, we view inventory units available as a key measure of our growth. Growth in inventory units available increases the selection of vehicles available to consumers in all of our markets simultaneously, which we believe will allow us to increase the number of vehicles we sell. Moreover, growth in inventory units available is an indicator of our ability to scale our vehicle purchasing, inspection and reconditioning operations.

Average Days to Sale

We define average days to sale as the average number of days between vehicle acquisition by us and delivery to a customer for all retail units sold in a period. However, this metric does not include any retail units that remain unsold at period end. We view average days to sale as a useful metric due to its impact on used vehicle average selling price, as discussed under “— Inventory and Pricing.”

Total Gross Profit per Unit

We define total gross profit per unit as the aggregate gross profit in a given period divided by retail units sold in that period. Total gross profit per unit is driven by sales of used vehicles, each of which generates up to three additional revenue sources: gains on the sales of loans originated to finance the vehicle, sales of VSCs and wholesale sales of vehicles we acquire from customers as trade-ins. We believe gross profit per unit is a key measure of our growth and long-term profitability.

Factors Affecting our Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section titled “Risk Factors” of this prospectus.

Growth in Number of Markets

We plan to continue to open new markets to expand the number of consumers we serve with our fully-integrated customer experience. As of December 31, 2016, we operated in 21 markets that collectively represent approximately 19.7% of the U.S. population based on 2015 data from the U.S. Census Bureau, leaving a significant fraction of consumers unserved. Growth in our number of markets depends on our ability to hire qualified employees, identify cost-effective logistics routes, and secure local and national, as applicable, advertising availability.

Growth in Penetration of Existing Markets

We believe that many of our markets remain in a nascent stage of market penetration and that our growing brand awareness, continued inventory optimization, and ongoing product enhancement efforts will enable us to substantially grow sales in existing markets. We plan to pursue several strategies to increase penetration in existing markets, including:

•

Growth in brand awareness.    Our growth depends on our ability to strengthen our brand through advertising, and the construction of new vending machines, which have historically increased customer awareness in the markets where they are located. The goal of these endeavors is to increase the number of visitors to our website and increase the likelihood that visitors will purchase vehicles from us.

•

Optimization of inventory selection.    We plan to continue to optimize and broaden the selection of vehicles we make available to our customers. Expanding our inventory selection increases the likelihood that each visitor to our site finds a vehicle that matches his or her preferences and benefits all existing markets simultaneously due to our nationally pooled inventory model. Expanding our inventory selection depends on our ability to source and acquire a sufficient number of appropriate used vehicles, to develop processes for effectively utilizing capacity in our IRCs, and to hire and train employees to staff these centers.

•

Enhancement of mobile sales platform.    We plan to continue investing in our mobile platform to enhance our customers’ ability to search for, research, finance, and purchase vehicles entirely on mobile devices, including smartphones and tablets. According to DealerSocket 2016, over 33% of auto research occurred on a mobile device. Data from eMarketer indicates that U.S. consumers bought nearly $75 billion in goods and services via mobile devices in 2015. This accounted for 22% of total eCommerce and represented 80% growth since 2013. Growth in mobile-only sales depends on our ability to deliver innovative products that facilitate our customers’ mobile experience, as well as customers’ tastes for buying exclusively on mobile devices.

•	Referrals and repeat customers. Our growth is enhanced by providing a superior customer experience, which drives our ability to generate customer referrals and repeat sales.

Growth in Monetization of Retail Units Sold

We plan to pursue several strategies to increase our gross profit per retail unit sold.

•

Reduction in average days to sale.    As discussed in “— Inventory and Pricing,” we believe our gross profit per retail unit sold will increase as average days to sale decreases, since used vehicle prices decline over time. Our average days to sale depends on our ability to open new markets and increase penetration in existing markets by increasing brand awareness, enhancing our mobile and desktop website, and providing great customer experiences.

•

Growth in existing complementary revenue streams.    We plan to continue to improve our website to highlight the benefits of our current complementary product and service offerings, including financing, trade-ins, and VSCs. In particular, we believe we have an opportunity to grow our penetration of trade-ins by developing new products and advertising campaigns that are focused on our automated online appraisal tool, the Cardian Angel.

•

Addition of new products and services.    We plan to utilize our online sales platform to offer additional complementary products and services to our customers. To the extent that our customers purchase these products and services, this could lead to increased revenue and gross profit per retail unit sold.

Capacity Utilization

We believe our network of IRCs and connecting logistics routes has excess capacity, and we plan to utilize this capacity as we increase retail sales volumes. Increasing capacity utilization will positively affect gross profit per unit by reducing per unit overhead costs.

Seasonality

Used vehicle sales exhibit seasonality with sales peaking late in the first calendar quarter and diminishing through the rest of the year, with the lowest relative level of vehicle sales expected to occur in the fourth calendar quarter. Due to our rapid growth, our overall sales patterns to date have not reflected the general seasonality of the used vehicle industry, but we expect this to change once our business and markets mature. Used vehicle prices also exhibit seasonality, with used vehicles depreciating at a faster rate in the last two quarters of each year and a slower rate in the first two quarters of each year. Historically, this has led our gross profit per unit to be higher on average in the first half of the year than in the second half of the year. See “Risk Factors — Risks Related to Our Business — We may experience seasonal and other fluctuations in our quarterly operating results, which may not fully reflect the underlying performance of our business.”

Investment in Growth

We have aggressively invested in the growth of our business and we expect this investment to continue. We anticipate that our operating expenses will increase substantially as we continue to open new markets, expand our logistics network and increase our advertising spending, including increases in television advertising expenditures. These investments are expected to increase our losses at least in the near term, and there is no guarantee that we will be able to realize the return on our investments.

Components of Results of Operations

Used Vehicle Sales

Used vehicle sales represent the aggregate sales of used vehicles to customers through our website. Revenue from used vehicles sales is recognized upon delivery or pick-up of the vehicle by the customer and reported net of a reserve for expected returns. Factors affecting used vehicle sales revenue include the number of retail units sold and the average selling price of these vehicles. At our current stage of growth, changes in retail units sold are a much larger driver of changes in revenue than are changes in average selling price.

The number of used vehicle units we sell depends on the number of markets we serve, our volume of website traffic in these markets, our inventory selection, the effectiveness of our branding and marketing efforts, the quality of our customer sales experience, our volume of referrals and repeat customers, the competitiveness of our pricing, competition from other used car dealerships, and general economic conditions. On a quarterly basis, the number of used vehicle units we sell is also affected by seasonality, with demand for used vehicles reaching a seasonal high point in the first quarter of each year, commensurate with the timing of tax refunds, and diminishing through the rest of the year, with the lowest relative level of vehicle sales expected to occur in the fourth calendar quarter.

Our average retail selling price depends on the mix of vehicles we acquire and hold in inventory, retail market prices in our markets, our average days to sale, and our pricing strategy. We may opportunistically choose to shift our inventory mix to higher or lower cost vehicles, or to opportunistically raise or lower our prices relative to market to take advantage of supply or demand imbalances, which could temporarily lead to average selling prices increasing or decreasing. We anticipate that our average days to sale will decline over time as we continue to launch new markets, which we believe will have a positive impact on our average retail selling price, other things being equal.

Wholesale Vehicle Sales

Wholesale vehicle sales is equal to the aggregate proceeds we receive on vehicles sold to wholesalers. The vehicles we sell to wholesalers are primarily acquired from our customers who trade-in their existing vehicles when making a purchase from us, although, to a lesser extent, we also acquire vehicles from customers who do not purchase another vehicle from us. Factors affecting wholesale vehicle sales include the number of wholesale units sold and the average wholesale selling price of these vehicles. The average selling price of our wholesale units is driven by the mix of wholesale vehicles we purchase, as well as general supply and demand conditions in the applicable wholesale vehicle market.

Other Sales and Revenues

We generate other sales and revenues primarily through the sales of automotive finance receivables we originate and sell to third parties and commissions we receive on VSCs. Prior to December 9, 2016, the VSCs were sold and administered by third parties. On December 9, 2016, the Company entered into a master dealer agreement with DriveTime, pursuant to which we sell VSCs that DriveTime administers. The commission revenues we recognize on VSCs depends on the number of retail units we sell, the conversion rate of VSCs on these sales, commission rates we receive, VSC early cancellation frequency, product features and regional and statutory restrictions.

We generally seek to sell the automotive finance receivables we generate under committed forward flow arrangements with third parties who acquire these receivables at premium prices without recourse to us for their post-sale performance. Factors affecting revenue from these sales include the number of automotive finance receivables we originate, the average principal balance of these receivables, the credit quality of the portfolio and the price at which we are able to sell them to third parties. The number of receivables we originate is driven by the number of used vehicles sold and the percentage of our sales for which we provide financing, which is influenced by the financing terms we offer our customers relative to alternatives available to the customer. The average principal balance is driven primarily by the mix of vehicles we sell, since higher average selling prices typically mean higher average receivable balances. The price at which we resell these automotive finance receivables is driven by the terms of our forward flow arrangements and applicable interest rates.

Cost of Sales

Cost of sales includes the cost to acquire vehicles and the reconditioning and transportation costs associated with preparing the vehicles for resale. Vehicle acquisition costs are driven by the mix of vehicles we acquire, the source of those vehicles, and supply and demand dynamics in the wholesale vehicle market. Reconditioning costs consist of direct costs, including parts, labor, and third party repair expenses directly attributable to specific vehicles, as well as indirect costs, such as IRC overhead. Transportation costs consist of costs incurred to transport the vehicles from the point of acquisition to the IRC. Cost of sales also includes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value.

Used Vehicle Gross Profit

Used vehicle gross profit equals the vehicle sales price minus our costs of sales associated with vehicles that we list for retail sale on our website. Used vehicle gross profit per unit equals our aggregate used vehicle gross profit in any measurement period divided by the number of retail units sold in such period.

Wholesale Vehicle Gross Profit

Wholesale vehicle gross profit equals the vehicle sales price minus our cost of sales associated with vehicles we sell to wholesalers. Factors affecting wholesale gross profit include the number of wholesale units sold, the average wholesale selling price of these vehicles, and the acquisition price we offer to the customer.

Other Gross Profit

Other sales and revenues consist of 100% gross margin products for which gross profit equals revenue. Therefore, changes in gross profit and the associated drivers are identical to changes in revenues from these products and the associated drivers.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses include expenses associated with advertising to customers, operating our logistics hub, fulfillment center and vending machine operations, operating our logistics and fulfillment network, and other corporate overhead expenses, including expenses associated with IT, product development, engineering, accounting, finance, and business development. We anticipate that these expenses will increase as we grow. SG&A expenses exclude the costs of inspecting and reconditioning vehicles, which are included in cost of sales.

Interest Expense

Interest expense includes interest incurred on our Floor Plan Facility and interest incurred on our notes payable, which are used to fund inventory and our transportation fleet, respectively.

Results of Operations

	Year Ended December 31,
	2014	2015	Change	2016	Change
	(dollars in thousands, except per unit amounts)
Net sales and operating revenues:
Used vehicle sales, net	$41,123	$124,972	203.9%	$341,989	173.7%
Wholesale vehicle sales	522	3,743	617.0%	10,163	171.5%
Other sales and revenues(1)	34	1,677	4,832.4%	12,996	675.0%

Total net sales and operating revenues	$41,679	$130,392	212.8%	$365,148	180.0%

Gross profit:
Used vehicle gross (loss) profit	$(449)	$(212)	n/a	$5,944	n/a
Wholesale vehicle (loss) gross profit	(9)	(119)	n/a	257	n/a
Other gross profit(1)	34	1,677	4,832.4%	12,996	675.0%

Total gross (loss) profit	$(424)	$1,346	n/a	$19,197	1,326.2%

Market information:
Markets, beginning of period	1	3	200.0%	9	200.0%
Market launches	2	6	200.0%	12	100.0%

Markets, end of period	3	9	200.0%	21	133.3%

Unit sales information:
Used vehicles unit sales	2,105	6,523	209.9%	18,761	187.6%
Wholesale vehicles unit sales	137	1,070	681.0%	2,651	147.8%
Per unit selling prices:
Used vehicles	$19,536	$19,159	(1.9%)	$18,229	(4.9%)
Wholesale vehicles	$3,810	$3,498	(8.2%)	$3,834	9.6%
Per unit gross profit:(2)
Used vehicle gross profit	$(213)	$(33)	n/a	$317	n/a
Wholesale vehicle gross profit	$(65)	$(111)	n/a	$97	n/a
Other gross profit	$16	$257	1,506.3%	$693	169.6%
Total gross (loss) profit	$(201)	$206	n/a	$1,023	396.6%

(1)	Includes $460 of other sales and revenues from related parties for the year ended December 31, 2016.

(2)	All gross profit per unit amounts are per used vehicle sold, except wholesale vehicle gross profit which is per wholesale vehicle sold.

Used Vehicle Sales

Fiscal 2016 Versus Fiscal 2015.    Used vehicle sales increased by $217.0 million to $342.0 million during the year ended December 31, 2016, compared to $125.0 million during the year ended December 31, 2015. The increase in revenue was primarily due to an increase in the number of used vehicles sold from 6,523 to 18,761. The increase in unit sales was driven in part by growth to 21 markets as of December 31, 2016 from nine markets as of December 31, 2015. The increase in units sold was also driven by growth in existing markets due to expanded inventory selection, enhanced marketing efforts, increased brand awareness, and customer referrals. We anticipate that unit sales will continue to grow as we launch new markets and increase penetration in existing markets. The average selling price of our retail units sold decreased to $18,229 in the year ended December 31, 2016 from $19,159 in the prior period, reflecting a broadening of our inventory mix to include lower cost vehicles.

Fiscal 2015 Versus Fiscal 2014.    Used vehicle sales increased by $83.8 million to $125.0 million during the year ended December 31, 2015, compared to $41.1 million during the year ended December 31, 2014. The increase in revenue was primarily due to an increase in the number of used vehicles sold from 2,105 to 6,523, which was the result of operating in nine markets as of December 31, 2015 compared to three markets as of December 31, 2014 and growth in the existing markets as a result of our marketing efforts, increased brand awareness and customer referrals. The average selling price of our retail units sold decreased to $19,159 in 2015 from $19,536 in 2014, reflecting a broadening of our inventory mix to include lower cost vehicles.

Wholesale Vehicle Sales

Fiscal 2016 Versus Fiscal 2015.    Wholesale vehicle sales increased by $6.4 million to $10.2 million during the year ended December 31, 2016, compared to $3.7 million during the year ended December 31, 2015. We primarily obtain our wholesale inventory from customer trade-ins. As our retail unit sales have increased, so have the trade-ins we receive. Therefore, we have had more units available for sale to wholesalers over time and our revenues attributed to wholesale vehicle sales have increased.

Fiscal 2015 Versus Fiscal 2014.    Wholesale vehicle sales increased by $3.2 million to $3.7 million during the year ended December 31, 2015, compared to $0.5 million during the year ended December 31, 2014. This increase was primarily due to an increase in retail units sold since we obtain most of our wholesale inventory from customer trade-ins.

Other Sales and Revenues

Fiscal 2016 Versus Fiscal 2015.    Other sales and revenues primarily consist of gains on the sales of loans we originate and commissions we receive on VSCs. Other sales and revenues increased by $11.3 million to $13.0 million during the year ended December 31, 2016, compared to $1.7 million during the year ended December 31, 2015. Our increase in VSC sales was driven by the increase in units sold, as well as an increase in the attachment rate of VSCs to retail units sold. In January 2016, we began selling most of the automotive finance receivables we originated to third parties at a premium. Prior to 2016, we sold the loans we originated to DriveTime, at par. See “Certain Relationships and Related Party Transactions—Relationship with DriveTime.”

Fiscal 2015 Versus Fiscal 2014.    Other sales and revenues increased by $1.6 million to $1.7 million during the year ended December 31, 2015, compared to an inconsequential amount during the year ended December 31, 2014. This increase was driven primarily by an increase in VSC sales resulting from growth in retail units sold and a higher conversion rate on VSCs for retail units sold. We did not recognize gain on loan sales in either 2015 or 2014 because prior to 2016, we sold all of the loans we originated to DriveTime, at par. See “Certain Relationships and Related Party Transactions — Relationship with DriveTime.”

Used Vehicle Gross Profit

Fiscal 2016 Versus Fiscal 2015.    Used vehicle gross profit increased by $6.1 million to $5.9 million during the year ended December 31, 2016, compared to a loss of $0.2 million during the year ended December 31, 2015. This increase was driven primarily by an increase in used vehicle gross profit per unit to $317 for the year ended December 31, 2016 compared to a loss of $33 for the year ended December 31, 2015. The increase in vehicle gross profit per unit was driven by enhancements in our proprietary vehicle purchasing and pricing technology, as well as by cost efficiencies in the reconditioning and transportation of our vehicles.

Fiscal 2015 Versus Fiscal 2014.    Used vehicle gross loss improved by $0.2 million to a loss of $0.2 million in 2015, compared to a loss of $0.4 million in 2014. This decrease in gross loss was driven primarily by a decrease in used vehicle gross loss per unit to a loss of $33 from a loss of $213. The decrease in vehicle gross loss per unit was driven primarily by a decrease in average days to sale, commensurate with the launch of several new markets in late 2014 and in 2015.

Wholesale Vehicle Gross Profit

Fiscal 2016 Versus Fiscal 2015.    Wholesale vehicle gross profit increased by $0.4 million to $0.3 million during the year ended December 31, 2016, compared to a loss of $0.1 million during the year ended December 31, 2015. This increase was driven primarily by an increase in wholesale gross profit per wholesale unit to $97 from a loss of $111. The increase in wholesale gross profit per unit was driven by improvements in our automated appraisal algorithms and wholesale disposition processes.

Fiscal 2015 Versus Fiscal 2014.    Wholesale vehicle gross profit decreased by $0.1 million to a loss of $0.1 million during the year ended December 31, 2015, compared to a loss of $0.0 million during the year ended December 31, 2014. This decrease was driven primarily by a decrease in wholesale gross profit per wholesale unit to a loss of $111 from a loss of $65 and an increase in wholesale units sold.

Other Gross Profit

Other sales and revenues consist of 100% gross margin products for which gross profit equals revenue. Therefore, changes in other gross profit and the associated drivers are identical to changes in other sales and revenues and the associated drivers.

Components of SG&A

	Year Ended December 31,
	2014	2015	2016
	(in thousands)
Compensation and benefits(1)	$4,413	$11,657	$37,220
Advertising expense	4,078	10,779	26,988
Market occupancy costs(2)	526	554	1,768
Logistics(3)	488	1,382	8,350
Other overhead costs(4)	5,179	12,306	34,350

Total	$14,684	$36,678	$108,676

(1)	Compensation and benefits includes all payroll and related costs, including benefits, payroll taxes, and unit-based compensation, except those related to reconditioning vehicles which are included in cost of sales.

(2)	Market occupancy costs includes rent, utilities, security, repairs and maintenance, and depreciation of buildings and improvements, including vending machines and fulfillment centers, excluding the portion related to reconditioning vehicles which is included in cost of sales, and excluding the portion related to our corporate office which is included in other overhead costs.

(3)	Logistics includes fuel, maintenance, and depreciation related to owning and operating our own transportation fleet, and third party transportation fees.

(4)	Other overhead costs include all other overhead and depreciation expenses such as IT expenses, limited warranty, travel, insurance, bad debt, title and registration, and other administrative expenses.

Fiscal 2016 Versus Fiscal 2015.    Selling, general and administrative expenses increased by $72.0 million to $108.7 million during the year ended December 31, 2016, compared to $36.7 million during the year ended December 31, 2015. The increase is partially due to an increase in compensation and benefits of $25.6 million, which was driven by expansion into new markets and growth in headcount at our Phoenix headquarters, including in our product and engineering, accounting, finance, legal, real estate, information technology, and human resources departments. These expenses will increase as we expand to additional markets and as we incur increased expenses as a public company, in absolute terms. Advertising, market occupancy, logistics and other overhead expenses increased during the year ended December 31, 2016 compared to the prior period primarily due to an increase in number of markets. In 2016, logistics expenses also included significant charges from third parties prior to the development of our in-house logistics network.

Fiscal 2015 Versus Fiscal 2014.    Selling, general and administrative expenses increased by $22.0 million to $36.7 million during the year ended December 31, 2015, compared to $14.7 million during the year ended December 31, 2014. The increase is primarily due to an increase of $6.7 million in advertising, commensurate with expansion to six new markets. The increase is also due to an increase of $7.2 million in compensation and benefits, which was driven by a rise in total headcount associated with our growth.

Interest Expense

Fiscal 2016 Versus Fiscal 2015.    Interest expense increased by $2.2 million to $3.6 million during the year ended December 31, 2016, compared to $1.4 million during the year ended December 31, 2015. In order to expand the inventory we make available to customers, we increased our borrowings under our Floor Plan Facility. The increase in interest expense is due to the increases in the outstanding balance.

Fiscal 2015 Versus Fiscal 2014.    Interest expense increased by $1.3 million to $1.4 million during the year ended December 31, 2015, compared to $0.1 million during the year ended December 31, 2014. The interest expense was associated with the interest incurred on our Floor Plan Facility which commenced in December 2014 and interest incurred on our note payable to related parties which commenced in November 2014. This note was repaid in July 2015.

Quarterly Key Metrics and Results of Operations

The following table sets forth selected key metrics and unaudited quarterly results of operations data for each of the quarters indicated. We have prepared the unaudited quarterly information on a basis consistent with the audited financial statements included elsewhere in this prospectus. In the opinion of management, the financial information in these tables reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. The historical quarterly operating results presented below are not necessarily indicative of the results that may be attained during a full year of operations or any future period.

	Quarter Ended — All Periods Unaudited
	Mar 31, 2014	Jun 30, 2014	Sept 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sept 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sept 30, 2016	Dec 31, 2016
	(Dollars in thousands, except per unit amounts)
Number of markets	1	2	3	3	4	5	5	9	11	14	16	21
Average days to sale	168	114	109	107	95	97	105	85	83	93	92	89
Average monthly unique visitors	46,923	94,874	160,747	131,661	155,953	197,730	196,031	244,370	337,486	326,791	388,673	462,153
Inventory units available on website	270	485	517	652	895	1,367	1,107	1,842	2,951	4,516	4,565	7,310
Retail units sold	315	436	579	775	1,212	1,343	1,776	2,192	3,783	4,355	5,023	5,600
Total gross (loss) profit per retail unit sold	$(29)	$390	$(428)	$(435)	$117	$308	$130	$255	$1,046	$1,386	$1,347	$435
Sales and operating revenue
Used vehicle sales, net	$6,220	$9,269	$11,648	$13,986	$22,845	$27,174	$34,062	$40,891	$68,495	$80,488	$92,115	$100,891
Wholesale vehicle sales	70	170	144	138	436	1,184	1,167	956	1,559	2,475	2,870	3,259
Other sales and revenues (1)	8	10	3	13	322	249	439	667	2,897	3,563	3,859	2,677

Total sales and operating revenues	6,298	9,449	11,795	14,137	23,603	28,607	35,668	42,514	72,951	86,526	98,844	106,827
Cost of sales	6,307	9,279	12,043	14,474	23,461	28,193	35,438	41,954	68,994	80,489	92,078	104,390

Gross (loss) profit	(9)	170	(248)	(337)	142	414	230	560	3,957	6,037	6,766	2,437
Selling, general and administrative expenses	2,082	2,961	4,012	5,629	6,637	7,621	9,218	13,202	20,632	23,344	27,995	36,705
Interest expense	—	—	—	108	269	439	310	394	710	796	725	1,356
Other (income) expense, net	(2)	4	—	20	—	2	(21)	55	(60)	5	31	70

Net Loss	$(2,089)	$(2,795)	$(4,260)	$(6,094)	$(6,764)	$(7,648)	$(9,277)	$(13,091)	$(17,325)	$(18,108)	$(21,985)	$(35,694)

(1)	Includes $460 of other sales and revenues from related parties for the quarter ended December 31, 2016.

Quarterly Revenue and Gross Profit Trends

Our revenues have increased in each quarter since our inception. The sequential increases in quarterly revenues have been the result of increases in the number of retail units sold as well as the introduction of new revenue streams. Retail units sold have increased as we have opened new markets and increased penetration in our existing markets, and also as we have expanded our selection of vehicle inventory, advertising and word of mouth referrals.

Used vehicle sales generally exhibit seasonality with sales usually peaking late in the first calendar quarter and diminishing through the rest of the year, resulting in the lowest relative level of used vehicle sales expected to occur in the fourth calendar quarter. Due to our rapid growth, our overall sales patterns have not matched the general seasonality of the used vehicle industry; however, we have historically experienced higher revenue growth rates in the first quarter of the calendar year than in each of the last three quarters of the calendar year. As we mature, we expect revenues may decrease in each of the last three quarters of the calendar year relative to the first quarter.

Used vehicle prices also exhibit seasonality, with used vehicles depreciating at a faster rate in the last two quarters of each year and a slower rate in the first two quarters of each year. Historically, this has led our gross profit per retail unit sold to be higher on average in the first half of the year than in the second half of the year. See “Risk Factors — Risks Related to Our Business — We may experience seasonal and other fluctuations in our quarterly operating results, which may not fully reflect the underlying performance of our business.”

Gross profit in the fourth quarter of each year has also historically been adversely affected by our Cyber Monday promotion, which lowers average selling price in late November and early December. Gross profit in the fourth quarter of 2016 was also particularly impacted by the sale and markdown of certain inventory that was no longer a fit for our retail inventory due to open manufacturer recalls. Additionally, our transition to new receivables purchasers on December 29, 2016 temporarily delayed our sale of certain receivables, and an increase in market interest rates prior to the closing of the master purchase and sale agreement and master transfer agreement adversely affected the premium at which we were able to sell receivables originated prior to such increase.

Quarterly Selling, General, and Administrative Trends

Selling, general and administrative expenses have increased in each quarter as a result of the expansion of our business. Volume of sales, continued expansion of our infrastructure and employee headcount has contributed to the increase in these expenses. During the fourth quarter of 2016, we increased our headcount substantially in preparation for the anticipated increase in sales as we continue to enter new markets, as well as in preparation for becoming a public company.

Liquidity and Capital Resources

General

Our principal sources of liquidity are our cash generated from operations and financing activities. Cash generated from our operating activities primarily includes cash derived from the sale of used retail vehicles, wholesale vehicles, commissions on VSCs sold in connection with the sale of used vehicles, and proceeds from the sale of automotive finance receivables we originated in connection with the sale of used vehicles. Historically, cash generated from our financing activities has also reflected proceeds from our sale of Class C Preferred Units, which total $227.4 million since inception. Additionally, we issued Class A Units in repayment of a $50.0 million note payable to DriveTime.

We have incurred accumulated losses of $152.6 million from our operations from inception through December 31, 2016, and expect to incur additional losses in the future. Our ability to service our debt, fund working capital, capital expenditures and business development efforts will depend on our ability to generate cash from operating and financing activities, which is subject to our future operating performance, as well as to general economic, financial, competitive, legislative, regulatory and other conditions, some of which may be beyond our control. We believe that our existing sources of liquidity including future debt and equity financing, will be sufficient to fund our operations, including lease obligations, debt service requirements, capital expenditures, and working capital obligations for at least the next 12 months. However, our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities into new and existing markets, and the timing and extent of our spending to support our technology and software development efforts. To the extent that existing cash and cash from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Floor Plan Facility

In October 2014, DriveTime and Carvana entered into an inventory and financing agreement and a cross collateral, cross default and guaranty with Ally Bank and Ally Financial (together “Ally”) to finance our used vehicle inventory, which was secured by DriveTime and Carvana’s vehicle inventory. On July 27, 2015, the agreement was amended and restated to remove DriveTime as a guarantor party to the agreements. On December 30, 2015, we amended and restated our inventory financing and security agreement with Ally governing the $125.0 million line of credit available under our floor plan facility (the “Floor Plan Facility”). We further amended the Floor Plan Facility on November 9, 2016 to increase the line of credit to $200.0 million and extend the maturity to December 27, 2017. This agreement may be extended for an additional 364-day period at Ally’s sole discretion. As of December 31, 2016, $165.3 million borrowings were outstanding under the Floor Plan Facility, the interest rate was 4.57% and $34.7 million remained available for borrowing. See “Description of Certain Indebtedness.”

Other Notes Payable

Throughout 2016, we issued notes payable to acquire haulers and equipment for use in our logistics operations. The assets purchased with the proceeds from these notes serve as the collateral for each note and certain security agreements related to these assets have cross collateralization and cross default provisions with respect to one another. Each note has a five-year term, fixed interest rate and requires monthly principal and interest payments. As of December 31, 2016, the outstanding principal of these notes totaled approximately $5.5 million and had a weighted-average interest rate of approximately 4.8%.

Finance Receivables

Our customers can obtain vehicle financing directly on our website. Historically, we have entered into various arrangements to sell the finance receivables we originate to third parties and to a lesser extent related parties. In January 2016, we entered into transfer agreements pursuant to which we indirectly sell automotive finance receivables meeting certain underwriting criteria to third party purchasers. Sales of receivables are a source of cash from operations and remove these loans from our balance sheet without recourse for their post-sale performance. See “Certain Relationships and Related Party Transactions — Transfer Agreements and Note Purchase and Security Agreements.” Under the transfer agreements and note purchase and security agreements, we could sell up to $230.0 million in principal balances of the finance receivables in this manner. As of December 31, 2016, we had sold all $230.0 million. We plan to enter into similar arrangements in the future. We have also continued to sell automotive finance receivables to DriveTime.

In December 2016, we entered into a master purchase and sale agreement with Ally pursuant to which we sell Ally automotive finance receivables meeting certain underwriting criteria. Under such sale agreement, Ally has committed to purchase up to an aggregate of $375.0 million in principal balances of automotive finance receivables that we originate, subject to adjustment as described in the agreement. During the year ended December 31, 2016, we sold approximately $21.3 million in principal balances of automotive finance receivables under this agreement and there was approximately $353.7 million of unused capacity under this agreement as of December 31, 2016. See “Certain Relationships and Related Party Transactions — Other Agreements — Master Purchase and Sale Agreement.”

In December 2016, we entered into a master transfer agreement with an unrelated third party pursuant to which we sell automotive finance receivables meeting certain underwriting criteria to such party. Under such sale agreement, the third party has committed to purchase up to an aggregate of $292.2 million in principal balances of automotive finance receivables that we originate. The third party purchaser finances a majority of these purchases with borrowings from Ally. During the year ended December 31, 2016, we sold approximately $8.5 million in principal balances of automotive finance receivables under this agreement and there was approximately $283.7 million of unused capacity under this agreement as of December 31, 2016. See “Certain Relationships and Related Party Transactions — Other Agreements — Master Transfer Agreement.”

Verde Credit Facility

On February 27, 2017, we entered into a credit facility with Verde Investments, Inc., an affiliate of DriveTime, (“Verde”) for an amount up to $50.0 million. We may, but are not required to, draw up to five loans in minimum amounts of $10.0 million each during the term of the agreement. Amounts borrowed and repaid under the agreement cannot be reborrowed. As of April 14, 2017, $30.0 million has been drawn under the Verde Credit Facility. Amounts outstanding accrue interest at a rate of 12.0% per annum, compounding semi-annually and payable in kind and mature in August 2018. The Verde Credit Facility requires prepayment without penalty upon a sale of Carvana Group’s equity with proceeds of at least $5.0 million, upon issuance by Carvana Group of unsecured debt of at least $5.0 million or upon a change of control transaction involving Carvana Group. The proceeds of the borrowings under the Verde Credit Facility will be used to provide cash for working capital and general corporate purposes. Upon execution of the agreement, Carvana Group paid to Verde a fee of $1.0 million in consideration of their commitment to make the financing available. The Verde Credit Facility may at Verde’s request be secured by certain real property owned by us and, upon such request, would be subject to recording of a mortgage evidencing such security interest. The credit facility is subject to certain customary covenants, and as of March 31, 2017, we were in compliance with all covenants and such covenants will not restrict our ability to consummate this offering. All outstanding borrowings under the Verde Credit Facility will be repaid in full and the credit facility agreement will be terminated in connection with this offering. See “Use of Proceeds.”

Austin Vending Machine Sale-Leaseback

On April 13, 2017 we closed a sale-leaseback transaction with an institutional real estate investor for the Austin Vending Machine premises and improvements. We intend to pursue similar arrangements in the future for other vending machine sites.

Cash Flows

The following table presents a summary of our consolidated cash flows from operating, investing and financing activities for the years ended December 31, 2014, 2015 and 2016.

	Year Ended December 31,
	2014	2015	2016
	(in thousands)
Net cash used in operating activities	$(30,161)	$(53,508)	$(240,225)
Net cash used in investing activities	(3,768)	(16,065)	(47,690)
Net cash provided by financing activities	39,614	105,778	283,965

Net increase in cash and cash equivalents	5,685	36,205	(3,950)
Cash and cash equivalents at beginning of period	1,244	6,929	43,134

Cash and cash equivalents at end of period	$6,929	$43,134	$39,184

Operating Activities

For the year ended December 31, 2016, net cash used in operating activities was $240.2 million, an increase of $186.7 million compared to net cash used in operating activities of $53.5 million for the year ended December 31, 2015. Significant changes impacting net cash used in operating activities comparing the year ended December 31, 2016 and 2015 are as follows:

•

Our net loss was $93.1 million during the year ended December 31, 2016, an increase of $56.3 million from a net loss of $36.8 million during the year ended December 31, 2015 due to costs associated with our operating in additional markets and expanding our corporate infrastructure.

•

Purchases of vehicle inventory were $117.5 million during the year ended December 31, 2016, an increase of $75.8 million from $41.7 million during the year ended December 31, 2015 related to the increase in the number of vehicles available to our customers.

•

During the year ended December 31, 2016, our automotive finance receivables originations and repurchases exceeded proceeds from the sales of these receivables by $16.5 million due to the timing of originations and repurchases and the subsequent sales of the related receivables to third parties.

•

At December 31, 2015, our accounts payable to related party was $21.4 million, primarily related to vehicle inventory purchases, which we repaid during the year ended December 31, 2016. At December 31, 2016, we had accounts payable to related party of $1.9 million, primarily related to shared service fees, repayments to DriveTime for invoices paid on our behalf and lease payments. See “Certain Relationships and Related Party Transactions — Our Relationship with DriveTime.”

For the year ended December 31, 2015, net cash used in operating activities was $53.5 million, an increase of $23.3 million compared to net cash used in operating activities of $30.2 million for the year ended December 31, 2014. Significant changes impacting net cash used in operating activities comparing the year ended December 31, 2015 and 2014 are as follows:

•

Our net loss was $36.8 million during the year ended December 31, 2015, an increase of $21.5 million from a net loss of $15.2 million during the year ended December 31, 2014 due to costs associated with our operating in additional markets and expanding our corporate infrastructure.

•

Purchases of vehicle inventory were $41.7 million during the year ended December 31, 2015, an increase of $24.3 million from $17.4 million during the year ended December 31, 2014 related to the increase in the number of vehicles available to our customers.

•

The cash provided by operating activities associated with accounts payable to related party was $21.4 million during the year ended December 31, 2015 compared to $0.0 during the year ended December 31, 2014 due to the timing of payments to DriveTime primarily related to vehicle inventory purchased during 2015.

Investing Activities

Cash used in investing activities was $47.7 million and $16.1 million during the year ended December 31, 2016 and 2015, respectively, an increase of $31.6 million. The increase relates to the increase in purchases of property and equipment of $25.6 million, reflecting the expansion of our business operations into new markets and the increase in restricted cash of $8.2 million due to the increase in our Floor Plan Facility of $123.0 million to fund the increase in our vehicle inventory.

Cash used in investing activities was $16.1 million and $3.8 million during the years ended December 31, 2015 and 2014, respectively, an increase of $12.3 million. The increase relates to the increase in purchases of property and equipment of $10.2 million, reflecting the expansion of our business operations into new markets and the restricted cash requirement of $2.1 million in 2015 due to our Floor Plan Facility established in 2015 to fund the vehicle inventory purchases.

Financing Activities

Cash provided by financing activities was $284.0 million and $105.8 million during the years ended December 31, 2016 and 2015, respectively, an increase of $178.2 million. The net increase relates to the following significant financing activities:

•

Proceeds from the issuance of Class C Preferred Units increased by $97.4 million from $65.0 million in the year ended December 31, 2015 to $162.4 million in the year ended December 31, 2016. The issuance of preferred units has been utilized to fund our continuing expansion into new markets and general working capital needs.

•

In the year ended December 31, 2015, we paid a cash dividend of $33.5 million to facilitate the sale of our Class C Preferred Units. We did not make any dividend payments in the year ended December 31, 2016, which resulted in a related increase in cash provided by financing activities in 2016 compared to the prior period.

•	Proceeds from the Floor Plan Facility increased by $285.5 million due to increased borrowing requirements to fund the expansion of our vehicle inventory.

•	Payments on the Floor Plan Facility increased by $199.2 million due to the timing of payments under the facility.

Cash provided by financing activities was $105.8 million and $39.6 million during the years ended December 31, 2015 and 2014, respectively, an increase of $66.2 million. The net increase relates to the following significant financing activities:

•

Proceeds from the issuance of Class C Preferred Units were $65.0 million during the year ended December 31, 2015. The issuance of preferred units has been utilized to fund our continuing expansion into new markets and general working capital needs.

•

We made a dividend payment of $33.5 million during the year ended December 31, 2015 and did not make any dividend payments during 2014, which resulted in a decreased in cash provided by financing activities in 2015.

•	Proceeds from Floor Plan Facility increased $119.5 million in the year ended December 31, 2015 due to increased borrowing requirements to fund the expansion of our vehicle inventory.

•	Payments on the Floor Plan Facility were $88.4 million in the year ended December 31, 2015 while no payments related to the facility were made during 2014.

•

Proceeds from the issuance of related party notes payable were $50.0 million and $11.8 million during the years ended December 31, 2015 and 2014, respectively. The $11.8 million related party note payable issued in 2014 was repaid in 2015 resulting in a decrease in cash provided by financing activities. During 2015, we issued 11.8 million Class A Units in repayment of the $50.0 million related party note payable.

Contractual Obligations and Commitments

The following table sets forth the amounts of our significant contractual obligations and commitments with definitive payment terms as of December 31, 2016:

	Payments due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Floor Plan Facility(1)	$165,313	$165,313	$—	$—	$—
Notes payable	5,461	1,057	2,272	2,132	—
Interest payments on outstanding notes payable	649	238	318	93	—
Vending machines and fulfillment centers(2)	4,785	4,785	—	—	—
Related party operating lease obligations	28,396	1,512	3,400	3,537	19,947
Operating lease obligations	41,714	2,590	5,344	5,495	28,285

Total	$246,318	$175,495	$11,334	$11,257	$48,232

(1)	Represents the principal amounts outstanding as of December 31, 2016. Due to the uncertainty of forecasting the timing of expected variable interest rate payments, interest payment amounts are not included in the table. Borrowings under the Floor Plan Facility are payable when the underlying vehicle is sold which is expected to be within one year. See “Description of Certain Indebtedness.”

(2)	Includes minimum remaining fixed payments related to vending machine construction and excludes variable installation costs, which fluctuate based on actual completion time.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2016.

Post-Offering Taxation and Expenses

Carvana Group has been treated as a pass-through entity for U.S. federal income tax purposes and accordingly has not been subject to U.S. federal income tax. After consummation of this offering, Carvana Group will continue to be treated as a pass-through entity for U.S. federal income tax purposes. As a result of its indirect ownership of LLC Units, Carvana Co. will become subject to U.S. federal, state and local income taxes with respect to its allocable share of any taxable income of Carvana Group and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will incur expenses related to our operations, plus we will be required to make payments under the Tax Receivable Agreement. Due to the uncertainty of various factors, we cannot estimate the likely tax benefits we will realize as a result of LLC Unit exchanges, and the resulting amounts we are likely to pay out to LLC Unitholders pursuant to the Tax Receivable Agreement; however, we estimate that such payments may be substantial. We intend to cause Carvana Group to make distributions in an amount sufficient to allow us to pay our tax obligations and operating expenses, including distributions to fund any ordinary course payments due under the Tax Receivable Agreement. See ‘‘Organizational Structure — Amended and Restated Operating Agreement of Carvana Group’’ and ‘‘Organizational Structure — Tax Receivable Agreement.’’

Additionally, as a public company, we expect to implement additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these activities including, among other things, additional directors’ and officers’ liability insurance, director fees, costs to comply with the reporting requirements of the SEC, compliance with the requirements of the Sarbanes-Oxley Act, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

JOBS Act

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation.

The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“GAAP”). The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions, impacting our reported results of operations and financial condition.

Certain accounting policies involve significant judgments and assumptions by management, which have a material impact on the carrying value of assets and liabilities and the recognition of income and expenses. Management considers these accounting policies to be critical accounting policies. The estimates and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are described below. Refer to “Note 2 — Summary of Significant Accounting Policies” to the consolidated financial statements, appearing elsewhere in this document for more detailed information regarding our critical accounting policies.

Revenue Recognition

Revenue consists of used vehicle sales, wholesale vehicle sales and other sales and revenues, which includes commissions on VSCs, gains on the sales of automotive finance receivables, interest income received on finance receivables and delivery fee revenues. We recognize revenue when the earnings process is completed.

Our used vehicle sales are to customers who purchase used vehicles on our website. Revenue is recognized upon delivery, when the sales contract is signed and the agreed-upon down payment or purchase price has been received or financing has been arranged, net of a reserve for returns. Our return policy allows customers to return their purchases within seven days from delivery. Our reserve for sales returns is estimated using historical experience and trends. The establishment of reserves for sales returns is dependent on a number of variables. In future periods additional provisions may be necessary due to a variety of factors, including changing customer return patterns due to the maturation of the online vehicle buying market, macro- and micro- economic factors that could influence customer return behavior and future pricing environments. If these factors result in adjustments to sales returns, they could significantly impact our future operating results.

We recognize commission revenue on VSCs at the time of sale, net of a reserve for estimated contract cancellations. The reserve for cancellations is estimated based on historical experience and recent trends. Our risk related to contract cancellations is limited to the commissions that we receive. Cancellations fluctuate depending on the customer financing default or prepayment rates, and shifts in customer behavior, including those related to changes in the coverage or term of the product. To the extent that actual experience differs from historical trends, there could be significant adjustments to our contract cancellation reserves.

Sales of automotive finance receivables are recognized when the asset is sold and cash is received. Sales of automotive finance receivables are contingent on customers meeting certain underwriting standards established by the investors purchasing the related automotive finance receivable. To the extent that automotive finance receivables sold do not meet these underwriting standards we could potentially be required to repurchase the loan which could have a significant impact on the amount of gain or loss on loan sales previously recognized.

Finance Receivables Held for Sale, Net

Finance receivables include automotive finance receivables we originate to facilitate vehicle sales. We classify these receivables as held for sale, as we do not intend to hold the finance receivables we originate to maturity. We report finance receivables that we retain at the lower of cost or fair value by recording a valuation allowance when the fair value is less than cost. We estimate the allowance based upon historical experience, credit quality of the underlying receivables and loss trends and evaluate the allowance periodically, taking into account recent trends in losses and the overall economic environment. To the extent that actual experience differs from historical trends, there could be significant adjustments to our valuation allowance.

Valuation of Inventory

Vehicle inventory consists of used vehicles, primarily acquired at auction. Direct and indirect vehicle reconditioning costs including parts and labor, inbound transportation costs and other incremental costs are capitalized as a component of inventory. Vehicle inventory is stated at the lower of cost or net realizable value. Vehicle inventory cost is determined by specific identification. Net realizable value is based on the estimated selling price derived from historical data and trends, such as sales price and average days to sale of similar vehicles, as well as independent, market resources less costs to complete, dispose and transport the vehicles. To the extent that there are significant changes to estimated vehicle selling prices or decreases in demand for used vehicles, there could be significant adjustments to reflect our inventory at net realizable value.

Unit-Based Compensation

We classify unit-based awards granted in exchange for services as either equity awards or as liability awards. Unit-based compensation expense for equity and liability awards is measured based on the fair value of the award at the grant date. The calculation of unit-based compensation expense is based on the Black-Sholes valuation model which requires significant estimates including the expected volatility of our common units, expected dividend yield, option term and risk-free interest rate. We also estimate when and if contingency-based awards will be earned. If an award is not considered probable of being earned, no amount of unit-based compensation is recognized. If the award is deemed probable of being earned, related compensation expense is recorded over the estimated service period. To the extent our estimates of awards considered probable of being earned changes, the amount of unit-based compensation recognized will also change. Adjustments related to changes in the fair value and probability assessments could result in a significant increase or decrease in compensation expense.

Temporary Equity

We record the issuance and sale of preferred units with redemption features out of our control at fair value, net of issuance costs, as temporary equity. We recognize any returns as an increase in temporary equity and increase to members’ deficit.

Income Taxes

Carvana Group was organized in Delaware as a limited liability company and treated as a partnership for U.S. federal and state income tax purposes. Carvana Group is not subject to income taxes and passes through consolidated taxable income to our members, allocated pursuant to the our LLC Agreement, as amended and restated. Accordingly, no provision for income taxes, except for any amount of entity level state tax in certain jurisdictions, has been recorded.

After consummation of this offering, we will become subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income of Carvana Group and will be taxed at prevailing corporate tax rates. In addition to tax expense, we will be required to make payments under the Tax Receivable Agreement. We intend to cause Carvana Group to make distributions in an amount sufficient to allow us to pay our tax obligations and operating expenses, including distributions to fund any payments under the Tax Receivable Agreement. See “Organizational Structure — Tax Receivable Agreement.”

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure due to potential changes in inflation or interest rates. We do not hold financial instruments for trading purposes.

Inflation Risk

Based on our analysis of the periods presented, we believe that inflation has not had a material effect on our operating results. There can be no assurance that future inflation will not have an adverse impact on our operating results and financial condition.

Interest Rate Risk

We had total outstanding debt under our Floor Plan Facility and notes payable of approximately $170.8 million at December 31, 2016. Amounts outstanding under our Floor Plan Facility are due within one year and amounts outstanding under our other notes payable are due in 2021. Amounts outstanding under our Floor Plan Facility bear a variable interest rate of a fixed spread to the one-month LIBOR rate. Our notes payable each have a fixed interest rate. At December 31, 2016, the applicable one month LIBOR rate was 0.77%. A 100-basis point increase in market interest rates would have increased our interest expense during the year ended December 31, 2016 by approximately $0.9 million. A 100-basis point decrease in market interest rates would have decreased our interest expense during the year ended December 31, 2016 by approximately $0.7 million.

BUSINESS

Our Mission

Our mission is to change the way people buy cars.

Our Company

Carvana is a leading eCommerce platform for buying used cars. We are transforming the used car buying experience by giving consumers what they want — a wide selection, great value and quality, transparent pricing and a simple, no-pressure transaction. Each element of our business, from inventory procurement to fulfillment and overall ease of the online transaction, has been built for this singular purpose.

We provide a refreshingly different and convenient car buying experience that can save buyers time and money. On our platform, consumers can research and identify a vehicle, inspect it using our proprietary 360-degree vehicle imaging technology, obtain financing and warranty coverage, purchase the vehicle, and schedule delivery or pick-up, all from their desktop or mobile devices. Our transaction technologies and online platform transform a traditionally time consuming process by allowing customers to secure financing, complete a purchase and schedule delivery online in as little as 10 minutes.

Our technology and infrastructure allow us to seamlessly and cost efficiently deliver this car buying experience to our customers. We use proprietary algorithms to optimize our nationally pooled inventory of over 7,300 vehicles, inspect and recondition our vehicles based on our 150-point inspection process, and operate our own logistics network to deliver cars directly to customers as soon as the next day. Customers in certain markets also have the option to pick up their vehicle at one of our proprietary vending machines, which provides an exciting pick-up experience for the customer while decreasing our variable costs, increasing scalability and building brand awareness.

The automotive retail industry’s structure presents an opportunity for disruption. It is the largest consumer retail industry in the United States and is highly fragmented. According to the U.S. Census Bureau, the U.S. automotive industry generated approximately $1.1 trillion in sales in 2015, while Edmunds.com estimates the U.S. used vehicle sales market at over $710 billion in 2015. With little brand differentiation, there are approximately 63,000 used car dealerships in North America according to DealerSocket 2015 and the largest dealer brand commands approximately 1.6% of the U.S. market according to Edmunds.com and publicly-listed dealership filings. Additionally, consumers are often dissatisfied with the car buying process. According to DealerSocket 2016, 81% of North American consumers do not enjoy the car buying process, and car salesmen are among the least trusted professionals, according to a 2015 Gallup poll.

Carvana has demonstrated that its custom-built business model can capitalize on this opportunity. From the launch of our first market in January 2013 through December 31, 2016, we purchased, reconditioned, sold and delivered approximately 27,500 vehicles to customers through our website, generating $541.8 million in revenue. Our sales have grown as we have added new markets and increased our market penetration in our current markets. As of December 31, 2016, our in-house distribution network services 21 metropolitan markets, and we plan to continue to expand our network into additional markets. Since we launched our first market in 2013, we have grown organically across the United States, adding two markets in 2014, six in 2015 and 12 in 2016.

Our revenues have grown from $4.6 million in 2013 and $41.7 million in 2014 to $130.4 million in 2015. For the year ended December 31, 2016, we generated $365.1 million in revenue, representing a 180.0% increase over the $130.4 million in revenue that we generated for the year ended December 31, 2015. We continue to invest heavily in growth and generated a net loss of $93.1 million for the year ended December 31, 2016, compared to a net loss of $36.8 million for the year ended December 31, 2015.

Industry Background & Market Opportunity

Exceptionally Large and Fragmented Market

The U.S. automotive industry generated approximately $1.1 trillion in sales in 2015, which comprised roughly 20% of the U.S. retail economy and made it the largest consumer retail market in the United States according to the U.S. Census Bureau. Edmunds.com estimates the U.S. used vehicle sales market at over $710 billion in 2015, representing approximately 38 million used vehicle transactions at an average sales price of $18,552.

The used car auto retail industry is highly fragmented. There are approximately 63,000 used car dealerships in North America, comprised of 45,000 independent used car dealerships and nearly 18,000 franchise dealerships, according to the DealerSocket 2015. The largest dealer brand commands approximately 1.6% of the U.S. market and the top 100 used car auto retailers collectively hold approximately 7.0% market share, according to Edmunds.com, publicly-listed dealership filings and Automotive News.

The traditional used car retailing model is costly, operationally challenging and difficult to scale. Providing an end-to-end solution requires inspection, repair, reconditioning and showroom facilities, as well as inventory sourcing and financing capabilities, substantially all of which is traditionally done at each dealership location. According to publicly-listed dealership filings, some full service dealerships providing all of these services can require an initial investment of up to $30 million. Additional variable costs include the salaries of on-site employees, inventory financing fees and vehicle transportation costs.

Customer acquisition is expensive and inefficient for traditional automotive retailers as they are typically confined to local advertising channels and have to drive foot traffic to their physical locations, where they offer an often undifferentiated service and limited inventory.

Additional challenges in auto retailing, both online and offline, stem from the following unique characteristics of selling cars:

•	big ticket item, often representing one of the customer’s largest and longest lifecycle purchases;

•	range of taste in make, model, body style, price, year, mileage, color, drivetrain and features;

•	second most expensive purchase many consumers make and finance;

•	complex transaction often involving a vehicle trade-in and the purchase of add-on service products to protect the customer’s investment;

•	reliance on third parties for critical business functions; and

•	state and local regulatory compliance variability.

The Way Consumers Buy Cars Is Changing

Historically, consumers discovered vehicles for sale through local print and broadcast media, as well as word of mouth, and would go to dealerships to educate themselves on potential purchases. However, consumers no longer rely solely on traditional media and dealerships to discover and research vehicles. According to the Cars Online 2014 report from Capgemini, 97% of customer vehicle purchases involve online research. In fact, the 2016 Car Buyer Journey report from Autotrader indicates that a typical used car buyer spends approximately nine hours researching his or her prospective car purchase online.

As eCommerce has become more established, reaching 8.4% of total retail sales in the U.S. in the third quarter of 2016 according to the U.S. Census Bureau, consumers have become more comfortable buying taste-driven, higher-priced products such as consumer electronics and home furnishings online. Similarly, auto consumers are interested in eCommerce solutions for their car purchasing needs — 75% of U.S. car buyers would consider completing their entire car purchase online if given the opportunity, according to Accenture’s 2015 Automotive Digital Survey.

What Auto Consumers Want

As a result of the unique aspects of purchasing a vehicle, consumers have a distinct set of expectations that are challenging for traditional used auto retailers to address.

•

Wide selection.    Automobiles vary widely in model, style, color, age and price, and consumers exhibit differing tastes, style and purchasing goals and budgets. This requires dealers to maintain a broad inventory and offer multiple financing, warranty and service plan choices.

•

Traditional used auto retailers are limited by staging capacity and anticipated local demand at each dealership; they generally lack the logistical capabilities to source vehicles from other locations quickly and cost-effectively.

•	Value. Auto consumers want consistent, fair value.

•	Traditional used car retailers have high overhead costs and must pass these costs on to their customers.

•	Confidence in quality. Auto consumers want to have comfort that the vehicle they purchase is mechanically sound and will not require costly repairs or replacement in the near term.

•	Traditional used auto retailers may lack the scale and expertise to consistently purchase high quality vehicles and uniformly recondition them, increasing the incidence of selling a “lemon.”

•	Control and no pressure. Auto consumers want to feel in control of the buying process, without being pressured.

•

According to DealerSocket 2016, 81% of North American consumers do not enjoy the car buying process, and U.S. car salespeople are among the least trusted professionals, according to a 2015 Gallup poll.

•	Fast, simple purchasing process. Auto consumers want their transaction to be convenient, fair and on their own desired timeline.

•

Buying a car at a traditional auto dealership is often a multi-part transaction including vehicle purchase, trade-in, financing and complementary products, and requires over three hours on average, according to the 2016 Car Buyer Journey report from Autotrader.

Carvana’s Solution

In response to these evolving consumer needs, we built Carvana to provide a no-pressure, no-haggle experience with flexible and fast transactions. Consumers can research and identify a vehicle, inspect it using interactive high definition photography, obtain financing and warranty coverage, complete their purchase and schedule delivery or pick up, all from our online platform. Our uniformed employees deliver cars to customers in branded single car haulers as soon as the next day, and we offer a seven-day return policy on all our cars sold. The sales process we have built enables our customers to execute their purchases, once a car has been selected, in as little as 10 minutes.

We aim to deliver the best selection, best value and best experience for used car buyers.

The Best Selection

As of December 31, 2016, we offer all customers a nationally pooled inventory of over 7,300 high-quality used vehicles. We evaluate all of the vehicles that we own and offer for sale using our 150-point “Carvana Certified” inspection process, which we are able to perform at scale across our network of inspection and reconditioning centers (“IRCs”). Our customer research indicates that size and range of selection are primary determinants of where customers will transact. We use proprietary algorithms to optimize our inventory acquisition based on extensive used vehicle market and customer behavior data. Furthermore, our nationally pooled inventory system maximizes the breadth of vehicle selection for our customers in any given location. This results in a higher likelihood that customers are able to find the make, model, year and color combination that they desire. In contrast, traditional dealerships are limited in range of selection because they typically optimize a local inventory of a few hundred vehicles at each dealership location, even if they own thousands of vehicles across multiple distributed locations.

The Best Value

Our proprietary technology and vertically-integrated business model allow us to enjoy a significantly lower variable cost structure versus traditional dealerships and provide substantial value to our customers. We do not require a network of brick-and-mortar dealerships, staffed with sales personnel; instead, we utilize both an in-house logistics network and proprietary vending machines to facilitate trade-ins and vehicle delivery. Additionally, we believe our pooled inventory approach will result in lower average days to sale, which we expect will help improve margins due to decreased vehicle depreciation resulting in higher unit selling price. These savings are passed on to the consumer through sales prices that averaged approximately $1,430 below Kelley Blue Book Suggested Retail Value per vehicle during the year ended December 31, 2016. Furthermore, we are able to provide personalized and highly-transparent financing terms based on basic customer information that results in faster transaction times, clear lending terms and competitive interest rates.

The Best Experience

We aim to provide the best car buying experience available for our customers through a fully-integrated, convenient online shopping experience. Our proprietary 360-degree vehicle imaging technology provides transparency by allowing customers to view vehicle features and imperfections. We also provide automated trade-in valuations, financing and vehicle service contracts (“VSC”). Customers can easily select among various pricing and pre-approved financing terms and receive approval in seconds. We offer a premium fulfillment experience with pick-up and delivery options available, including pick-up at our vending machines in some markets. Our in-house customer advocates are available to answer customer questions that arise throughout the process. At every customer touch point, we strive to provide the level of customer service that makes purchasing a car from us an enjoyable, memorable experience. Finally, we offer seven-day return and 100-day warranty policies with every car we sell.

We believe that our customers value the ease of use and transparency of our platform. They have responded favorably to our solution, as illustrated by the ratings we receive. Our customers rated us an average of 4.8 out of 5.0 as of December 31, 2016, and 95% of them said they would recommend us to a friend when responding to over 4,250 satisfaction surveys we solicited from our inception through December 31, 2016. These positive reactions create opportunities for repeat customers and a strong referral network.

Strengths & Competitive Advantages

Our business model is disrupting the traditional used vehicle sales model. Our primary goal is to rapidly scale vehicle unit sales by focusing on delivering an unparalleled customer experience. Since our inception in 2012, we have been developing and leveraging the following key strengths of our robust platform, which we believe provide significant competitive advantages.

Purpose-Built Vertically-Integrated eCommerce Platform

We built our used car eCommerce platform because we believe a lower and differentiated cost structure is critical to providing a seamless, best-in-class car buying experience. We believe that traditional dealerships and other technology-enabled auto platforms do not provide this type of experience, and that our end-to-end model allows us to offer a superior solution while reducing our cost of operations and enhancing our ability to offer complementary products and services. Our vertically-integrated platform gives us control of all critical operations and transaction elements, which facilitates a fast, simple and consistent user experience. We control the algorithms that help determine the vehicles we make available to our customers, the prices of those vehicles, the financing terms and VSC options available to our customers and the trade-in values we offer. Additionally, we control the logistics infrastructure that enables us to offer customers fast, specific and reliable delivery times. We have invested heavily in our custom designed website to provide a cutting edge user interface, and have built a team of in-house customer advocates that is dedicated to providing first-rate customer service.

Differentiated Shopping Experience

We have developed market-leading technology that makes the online vehicle purchasing process intuitive, transparent and fun. Our proprietary photo booth, paired with custom photo processing and display technology, provides an interactive way for consumers to search for vehicles and take a virtual tour of the interior and exterior of a vehicle using annotated, high definition photography. We believe this market-leading technology, coupled with our certification process and seven-day return policy, generates the confidence and trust in our platform needed to buy a car online.

Proprietary Financing Technology

Our differentiated financing solutions provide customers with near instantaneous credit decisions as well as flexibility and transparency in financing their vehicle purchase. We preapprove thousands of down payment and monthly payment combinations that allow customers to choose their preferred financing. We preapprove these terms utilizing “soft credit checks” which do not impact a customer’s credit unless they complete a purchase and financing transaction. Due to our relatively low car prices, our customers generally have lower PTI (Payment to Income) and LTV (Loan to Value) ratios on their loans than they would have at higher prices. This significantly enhances the quality of the loans that we generate and the premium we can capture when we sell the loans to our financing partners.

Efficient Logistics Network and Attractive Fulfillment Experience

We have developed proprietary logistics software and an in-house delivery network that differentiates us from competitors by allowing us to predictably and efficiently transport cars while providing customers a distinctive fulfillment experience. Our home delivery is conducted by a Carvana employee on a branded delivery truck. Customers in certain markets can also pick up their vehicles at one of our proprietary car vending machines, which are multi-story glass towers that store purchased vehicles, or at one of our fulfillment centers. These vending machines provide an attractive and unique experience for our customers and develop brand awareness while lowering our vehicle fulfillment expenses. Following the opening of our first vending machine in Nashville, Tennessee, our market penetration significantly increased while our variable operational costs per car sold decreased. We intend to grow our logistics network and build vending machine in many of the metropolitan markets that we serve.

Scaled Used Vehicle Infrastructure

We currently leverage a network of three IRCs and supporting software for our vehicle reconditioning and logistics activities that required significant investment in time and capital to develop. We believe these facilities at full utilization give us capacity to inspect and recondition about 150,000 cars per year. Our proprietary inventory management system and Transportation Management System (“TMS”), combined with our expertise and experience gained from operating these facilities, position us well to continue to build out additional reconditioning and distribution centers as needed.

Scale Driving Powerful Network Effects

Our business benefits from powerful network effects. Our logistics capabilities allow us to offer every car in our inventory to customers across our markets. As we add markets, we expect to increase overall demand, which would enable us to carry a larger inventory. A broader vehicle inventory would further improve our offering across our markets, enabling us to increase market share. Furthermore, we anticipate increased brand awareness, driven by national advertising, will allow us to expand our national inventory and further these network effects.

Our Growth Strategies

The foundation of our business is retail vehicle unit sales. This drives the majority of our revenue and allows us to capture additional revenue streams associated with financing, VSCs and trade-in vehicles. As we mature, we believe we will continue to improve conversion on these revenues and expand our offering of complementary products. However, all of these additional revenue opportunities are derived from retail vehicle units sales and as a result, our growth strategies are primarily focused on this metric.

Our ability to generate vehicle sales is a function of the number of markets we operate in, our penetration in those markets and our ability to build and maintain our brand by offering great value, transparency and outstanding customer service. We plan to continue growing our vehicle unit sales, number of markets, market penetration and complementary product revenues while enhancing competitive positioning by executing the following key elements of our growth strategy:

Increase Sales Through Further Penetration of Our Existing Markets

We believe that our markets are at an early stage of growth when measured by market penetration. In Atlanta, our first and most mature market, we have approximately 1% market penetration, which makes us one of the largest used car dealers in Atlanta. We plan to continue marketing and actively building our brand in existing markets by improving our operations, opening additional vending machines, increasing our inventory size and growing brand awareness.

Continue to Enter Key Geographic Markets

We believe there is a substantial opportunity to utilize our capital-light expansion model and proven go-to-market strategy to enter additional markets by expanding our existing logistics network and advertising in those markets. We believe we can enter more markets than many of the larger dealership groups because of our lower cost structure, which allows us to efficiently operate in smaller markets. Furthermore, our nationally pooled inventory creates an even larger competitive advantage in these smaller markets, where customers typically have access to less inventory selection at local dealerships.

Continue to Innovate and Extend Our Technology Leadership

We will continue to make significant investments in improving and adding to our customer offering. We believe that the complexity of the automotive retail transaction provides substantial opportunity for technology investment and that our leadership and continued growth will enable us to responsibly invest in further separating ourselves from our competitors’ offerings.

Develop Broad Consumer Awareness of Our Brand

We believe our brand development efforts will meaningfully impact our ability to acquire new customers. We intend to attract new customers through advertising, public relations, and customer referrals. We believe these efforts will be further enhanced once we are able to economically launch national advertising campaigns. We also plan to build vending machines in additional markets to capitalize on word of mouth publicity in building our brand awareness.

Develop New Products

We plan to leverage our existing eCommerce and logistics infrastructure to increase monetization opportunities by introducing new complementary products and services. The car purchasing and ownership cycle provides many opportunities to add value for our customers and our technology expertise and process automation position us well to provide these services in unique and differentiated ways.

Customer Lifecycle

Search and Discovery.    We have developed a mobile-optimized website, where prospective car buyers can immediately begin browsing, researching, filtering and identifying their choice from an inventory of over 7,300 vehicles that we offer for sale. We have also developed a series of innovative features to enhance the customer experience on our website and enable better product discovery, such as highly engaging visual imagery and merchandising, as well as easy-to-use site navigation tools and personalization features. We also feature integrations with various vehicle data providers for vehicle feature and option information as a research tool to assist our customers with their purchase decisions.

Virtual Tour.    Once customers select a vehicle, they have the ability to take an annotated virtual vehicle tour on our website, which includes a 360-degree view of the interior and exterior of the actual vehicle. This interactive tour allows customers to review vehicle imperfections through high definition photography and provides them with an extensive list of vehicle details, accessories and safety features presented in an intuitive and easy to review manner.

Seamless Transaction Technology.    Once customers have chosen a vehicle, our platform allows them to complete the purchase in as little as 10 minutes, saving them both time and money.

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Financing.    We pre-approve thousands of down payment and monthly payment combinations that allow customers to choose their preferred financing. Our website includes unique, highly engaging and intuitive financing tools that are transparent and demonstrate the relationship between pre-approved down payment, monthly payment, and term combinations. Our innovative financing tool allows borrowers to select an exact dollar payment plan based on thousands of permutations of APR, down payment, monthly payment and term. Our customers can obtain a financing decision in seconds generated by our proprietary credit scoring and loan structuring algorithms for every car in our inventory. This involves a short process that only requires ten fields to be completed and will not impact customers’ credit unless they complete a purchase and finance transaction.

•

Complementary products.    Our customers can further supplement their online vehicle purchase by electing to purchase a fully-integrated VSC, or extended warranty, which is serviced by DriveTime. In order to help improve the transaction experience, we have evaluated numerous potential options to ultimately provide our customers with two plans that we believe will best meet their needs.

•

Trade-in.    For customers interested in pursuing a trade-in, our Cardian Angel tool provides customers with an automated valuation of their existing vehicle that can be applied to any vehicle purchase. Carvana will also purchase vehicles directly from customers without an associated vehicle purchase.

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Documentation and payment.    To further improve the ease of financing, complementary products, and trade-ins, we have developed a seamless, fully-integrated online documentation process. We have established partnerships with several technology providers that allow for automated down payment income verification and payment processing through simple, easy to use tools such as the ability to take pictures of required documents with a smartphone.

Fulfillment.    Customers can choose to have their vehicle delivered or pick up their vehicle at one of our proprietary vehicle vending machines or fulfillment centers. We deliver cars as soon as the next day with a Carvana-uniformed employee in a branded, custom single-car hauler. Our vending machines provide an attractive and unique customer pick-up experience that many customers choose. At our vending machines, the customer deposits a Carvana-branded token into a coin slot and an automated platform selects the customer’s car from the multi-story tower and delivers it to a garage bay where the customer is waiting with a Carvana delivery associate.

Post-sale customer support.    Once customers have their car, our customer advocates manage the post-sale coordination and service call process including any claims from our standard 100-day / 4,189 mile bumper-to-bumper “Worry Free Guarantee” warranty and the seven-day return policy. Given the return rates we have seen and the cost to us of honoring the return policy, we believe the peace of mind our customers gain from our seven-day return policy supports the cost of this offering. Our customers rated us an average of 4.8 out of 5.0 as of December 31, 2016, and 95% of them said they would recommend us to a friend when responding to over 4,250 satisfaction surveys we solicited from our inception through December 31, 2016. These positive reactions create opportunities for repeat customers and a strong referral network.

Vehicle Lifecycle

Vehicle Acquisition.    We acquire the substantial majority of our used vehicle inventory through the large and liquid national used-car auction market. The remainder of our inventory is acquired directly from customers, vehicle finance and leasing companies, rental car companies, and other suppliers. We use proprietary algorithms to determine which cars to bid on and how much to bid. Our software sifts through over 100,000 vehicles per day and filters out vehicles with accidents, poor condition ratings, or other unacceptable attributes, and can evaluate the tens of thousands of potential vehicle purchases that remain per day, creating a distinct competitive advantage versus in-person sourcing methods generally used by traditional dealerships. We assess vehicles on the basis of quality, inventory fit, consumer desirability, relative value, expected reconditioning costs and vehicle location to identify what we believe represent the most in-demand and profitable vehicles to acquire for inventory. We utilize a broad range of data sources, including proprietary site data and a variety of external data sources to support our assessments. Once our algorithms have identified a suitable vehicle for purchase, bids are verified and executed by a centralized team of inventory sourcing professionals.

Inspection and Reconditioning.    Once we acquire a vehicle, we leverage our in-house logistics or a third party delivery service to transport the vehicle to one of our IRCs, at which point the vehicle is entered into our inventory management system. We then begin a 150-point inspection process covering controls, features, brakes, tires and cosmetics. Each IRC includes trained technicians, vehicle lifts, paint-less dent repair and paint capabilities and receives on-site support from third party vendors with whom we have integrated systems to ensure ready access to parts and materials. When an inspection is complete, we estimate the necessary reconditioning cost for the vehicle to be deemed “Carvana Certified” and expected timing to be made available for sale on our website.

Photography and Merchandising.    To provide transparency to our customers, our proprietary, automated photo booths capture a 360-degree exterior and interior virtual tour of each vehicle in our website inventory. Our photo booths photograph the interior and exterior of the vehicle while annotating material defects based on visibility threshold category. We also feature integrations with various vehicle data providers for vehicle feature and option information. We have instituted a unified cosmetic standard across all IRCs to better ensure a consistent customer experience.

Transportation and Fulfillment.    Third party vehicle transportation is often slow, expensive and unreliable. To address these challenges, we built an in-house auto logistics network backed by a proprietary TMS to transport our vehicles nationwide. The system is based on a “hub and spoke” model, which connects all IRCs, logistics hubs and vending machines via our owned fleet of multi-car and single car haulers. Our TMS allows us to efficiently manage locations, routes, route capacities, trucks and drivers while also dynamically optimizing for speed and cost. We store inventory at our IRCs, and when a vehicle is sold, it is delivered directly to the customer or transported to a vending machine for pick-up by the customer. Due to our robust and proprietary logistics infrastructure, we are able to offer our customers and operations team highly accurate predictions of vehicle availability, minimizing unanticipated delays and ensuring a seamless and reliable customer experience.

Markets

As of December 31, 2016, we have an established logistics network and a direct marketing presence in 21 major metropolitan cities and have purchased, reconditioned, sold and delivered approximately 27,500 vehicles since the launch of our first market in January 2013. We initially launched in Atlanta, Georgia in 2013 and have since grown our network across the United States, adding two markets in 2014, six in 2015 and 12 in 2016. We are committed to providing an honest, transparent and customer-centric used car buying experience online, which is achieved through our hub and spoke market approach. While our entire inventory of vehicles is available for sale across the United States through our own and third party delivery services, our focus is on serving our markets and providing the best possible car buying experience to our customers at a low, transparent cost. Our established logistics network and ability to deliver any car in our inventory on Carvana branded haulers to customers within our markets allow us to provide a low-cost, simple car buying experience.

Atlanta, Georgia Case Study

We launched in our first market, Atlanta, Georgia, in January 2013. In only 16 quarters of operations, we have grown to become one of the largest used car dealers in Georgia, achieving a market penetration of 0.9% and revenue of over $119 million in the Atlanta market for the year ended December 31, 2016. In the quarter ended December 31, 2016, we sold 1,623 units in Atlanta, representing a market penetration of 1.1%, an increase from 1.0% in the previous quarter and from 0.6% in the quarter ended December 31, 2015. As our Atlanta operations have achieved greater volume, our local advertising expense per retail unit sold has fallen substantially overall, though quarterly periods fluctuate as we launch advertising campaigns. The reduction of advertising expense per retail unit sold has been driven by increased sales, a more comprehensive car inventory, and stronger brand recognition. For a description of the metrics in the tables below see “Management Discussion and Analysis of Financial Condition and Results of Operations – Market Cohorts.”

	Quarter Ended
	March 31, 2014	June 30, 2014	Sept. 30, 2014	Dec. 31, 2014	March 31, 2015	June 30, 2015	Sept. 30, 2015	Dec. 31, 2015	March 31, 2016	June 30, 2016	Sept. 30, 2016	Dec. 31, 2016
	(dollars in thousands, except per unit amounts)
Retail units sold	220	279	345	438	735	773	911	980	1,481	1,551	1,633	1,623
YoY growth	1057.9%	506.5%	430.8%	563.6%	234.1%	177.1%	164.1%	123.7%	101.5%	100.6%	79.3%	65.6%
Market penetration	0.1%	0.2%	0.2%	0.3%	0.4%	0.5%	0.5%	0.6%	0.8%	0.9%	1.0%	1.1%
Net sales and operating revenues	$4,137	$5,744	$6,615	$7,970	$13,780	$15,932	$17,760	$18,480	$27,510	$29,794	$31,289	$30,853
Advertising expense per retail unit sold	$1,500	$1,794	$1,514	$1,323	$1,067	$907	$850	$728	$692	$497	$539	$551

Nashville, Tennessee Case Study

We launched in our second market, Nashville, Tennessee, in May 2014. While our Nashville operations benefitted from a larger inventory selection at launch and operational know-how gained in the Atlanta market, the launch of our first fully automated vending machine contributed to the market’s outsized growth relative to Atlanta. Shortly following the car vending machine launch in November 2015, Nashville saw sales increase significantly, with market penetration more than doubling from approximately 0.3% to 0.7% from the three months ending September 30, 2015 to the three months ending March 31, 2016. This growth following the vending machine launch led Nashville to reach a market penetration of 1.1%, five quarters faster than Atlanta. In Nashville, customers are increasingly utilizing the convenient and unique buying experience provided by the vending machine.

	Quarter Ended
	June 30, 2014	Sept. 30, 2014	Dec. 31, 2014	March 31, 2015	June 30, 2015	Sept. 30, 2015	Dec. 31, 2015	March 31, 2016	June 30, 2016	Sept. 30, 2016	Dec. 31, 2016
	(dollars in thousands, except per unit amounts)
Retail units sold	22	60	56	93	120	138	204	403	429	489	523
YoY growth	n/a	n/a	n/a	n/a	445.5%	130.0%	264.3%	333.3%	257.5%	254.3%	156.4%
Market penetration	0.0%	0.1%	0.1%	0.2%	0.2%	0.3%	0.4%	0.7%	0.8%	0.9%	1.1%
Net sales and operating revenues	$497	$1,147	$999	$1,920	$2,484	$2,749	$3,747	$7,676	$8,212	$9,283	$9,702
Advertising expense per retail unit sold	$9,995	$5,369	$6,093	$3,732	$2,920	$2,002	$1,346	$897	$651	$682	$682

We have been able to successfully expand into new markets to date and plan to continue entering additional markets. Our success in Nashville is a testament to the efficient, capital-light expansion model and go-to-market strategy that we have successfully replicated in our other new markets. Recently launched markets have continued to grow more rapidly than our initial markets. We believe that increased scale, improved brand awareness, scaled logistics network, expanded vehicle inventory and additional vending machines will continue to drive market ramp speed.

Marketing

We believe our customer base is similar to the overall market for used cars at average price points of our vehicles. Our sales and marketing efforts utilize a multi-channel approach, built on a seasonality-adjusted, market-based model budget. We utilize a combination of brand building as well as direct response channels to efficiently seed and scale our local markets. Our paid advertising efforts include advertisements through local television, search engine marketing, inventory site listing, retargeting, organic referral, display, digital radio, direct mail and branded pay-per-click channels. We believe our strong customer focus ensures customer loyalty which will drive both repeat purchases and referrals. In addition to our paid channels, we intend to attract new customers through enhancing our earned media and public relations efforts and further investing in our proprietary vending machines.

Customer Advocates

We have a team of in-house customer support specialists who provide assistance 13 hours per day, seven days per week to our customers located around the country. Operating as advocates, our specialists are available to assist customers with questions that arise throughout the car buying process. These advocates are available via web chat or telephone and help customers navigate the website, answer specific questions and assist in loan verification by working with our customers to establish proof of identity, income and insurance. We take a consultative approach with our customers, offering live support and acting as a trusted partner to guide them through each phase of the purchase lifecycle. We are committed to providing our customers with the highest quality transaction experience and believe our advocates, who receive no commission income, are a meaningful reason why customers prefer transacting with us. The effectiveness of our model is reflected in the high ratings we receive from our customers and strong customer referrals. We focus on developing our advocates and providing them with the information and resources they need to offer exceptional customer service.

Competition

The U.S. used car marketplace is highly fragmented. There are approximately 45,000 independent used car dealerships and nearly 18,000 franchise dealerships in North America, according to the DealerSocket 2015. The largest dealer brand commands approximately 1.6% of the U.S. market and the top 100 used car auto retailers collectively hold approximately 7.0% market share, according to Edmunds.com, publicly-listed dealership filings and Automotive News. We believe the primary competitive factors in this market include transparency, convenience, price, selection and vehicle quality. Our current competitors can be largely classified into the following segments:

•	franchised dealerships – 29% of establishments;

•	independent dealerships – 71% of establishments; and

•	online dealerships/marketplaces.

A number of used vehicles are also bought and sold through privately negotiated transactions.

We believe that our vertically-integrated business model provides a meaningful and sustainable competitive advantage.

Technology

Our business is driven by data and technology at all stages of the process, from inventory purchasing, reconditioning, photography and annotation through online merchandising, sales, financing, logistics, and delivery. Carvana’s proprietary and exclusive-use technology portfolio includes:

•	a decisioning model for consolidating internal and third party data to provide profitability estimates for inventory available for purchase;

•	a limited exclusivity license to an inventory management system that handles vehicles from acquisition through photography;

•	a custom-built automated photography system with software that combines high-quality photos to produce an interactive, 360-degree virtual tour of both the exterior and interior of the vehicle;

•	a website that includes advanced filtering and search technology that helps customers find a car that suits their tastes;

•	a logistical model to optimize the transport of purchased inventory to the customer; and

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a custom automated delivery tower, or vending machine, including customer experience enhancements such as automatically generated video (suitable for posting to social media) that captures the customer’s pick-up experience.

We also rely on third party technology, including the following:

•	customer identity verification for financing;

•	transportation fleet telemetry;

•	network infrastructure for hosting the website and inventory data;

•	software libraries, development environments and tools;

•	services to allow customers to digitally sign contracts;

•	customer service call center management software; and

•	automation controls and software for the vending machine.

Employees

As of December 31, 2016, we had 1,067 employees. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be satisfactory.

Facilities

Corporate Offices.    We lease 37,800 square feet of office space at our corporate headquarters in Phoenix, Arizona. In September 2016, we entered into a lease agreement effective through February 2024 with the option to extend to February 2039 for approximately 69,000 square feet of office space for a new corporate headquarters in Tempe, Arizona that we currently partially inhabit and expect to fully inhabit before the third quarter of 2017. In January 2017, we entered into a sublease agreement with a related party for approximately 65,000 square feet of office space in that same building.

Other Facilities.    The below chart summarizes our material facilities other than our corporate headquarters. Each of the facilities listed in the table below is leased other than our Austin Vending Machine and San Antonio Vending Machine. We recondition, photograph and store inventory at our IRCs and provide customers with the option to pick up their purchased vehicles at certain facilities, including multi-story glass tower fulfilment centers that we refer to as vending machines. In markets not listed in the table below, where we do not have an IRC or vending machine that can function as a logistics hub, we lease or sublease office and parking space to facilitate deliveries. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Markets.”

Operations	City
GA IRC	Winder, GA
TX IRC	Blue Mound, TX
NJ IRC	Delanco, NJ
Nashville Vending Machine	Nashville, TN
Atlanta Fulfillment Center	Atlanta, GA
Houston Vending Machine	Houston, TX
San Antonio Vending Machine	San Antonio, TX
Austin Vending Machine	Austin, TX
Palo Alto Office	Palo Alto, CA
Venice Office	Los Angeles, CA
Brady Corporate Apartment	Atlanta, GA
Houston Corporate Apartment	Houston, TX
Inventory Storage	Raleigh, NC
Inventory Storage	Saginaw, TX

Intellectual Property

We protect our intellectual property through a combination of trademarks, domain names, copyrights, trade secrets, patents and contractual provisions and restrictions on access and use of our proprietary information and technology.

As of December 31, 2016, we hold one issued patent covering our photo booth and imaging technology, and six pending patent applications and one provisional application covering various technologies including our website user interface technology, our loan underwriting technology, and our vending machine technology.

As of December 31, 2016, we have eight trademark registrations, including registrations for “Carvana,” the Carvana logo, and various slogans. We also have one pending registration as of December 31, 2016.

We are the registered holder of a variety of domestic and international domain names, including “carvana.com.”

In addition to the protection provided by our intellectual property rights, we enter into confidentiality and proprietary rights agreements with certain of our employees, consultants, contractors and business partners. Certain of our employees and contractors are also subject to invention assignment agreements. We further control the use of our proprietary technology and intellectual property through provisions in both our general and product-specific terms of use on our website.

Furthermore, we have a cross-license agreement with DriveTime pursuant to which DriveTime has obtained limited licenses to some of our intellectual property. See “Certain Relationship and Related Party

Transactions — Relationship with DriveTime — IP License Agreement” and “Risk Factors — Risks Related to Our Business — We participate in a highly competitive industry, and pressure from existing and new companies may adversely affect our business and operating results.”

Seasonality

We expect our quarterly results of operations, including our revenue, gross profit, profitability, if any, and cash flow to vary significantly in the future, based in part on, among other things, consumers’ car buying patterns. We are an early stage company and our revenues have increased every quarter from our inception to date. However, we have experienced higher revenue growth rates in the first quarter of the calendar year than in each of the last three quarters of the calendar year. As we mature, we expect revenues may decrease in each of the last three quarters of the calendar year. We believe these results are due to seasonal buying patterns driven in part by the timing of income tax refunds, which we believe are a primary source of our customers’ down payments on used vehicle purchases. Due to our short operating history and the overall growth of our business, these seasonal trends have not yet been pronounced, but we expect that in the future our revenues may be affected by these seasonal trends as well as cyclical trends affecting the overall economy, specifically the automotive retail industry. See “Risk Factors — Risks Related to Our Business—We may experience seasonal and other fluctuations in our quarterly operating results, which may not fully reflect the underlying performance of our business.”

Government Regulation

Various aspects of our business are or may be subject to U.S. federal and state regulation. In particular, the advertising, sale, financing and transport of used motor vehicles are highly regulated by states in which we do business, as well as the U.S. federal government. Regulatory bodies include the CFPB, FTC, USDOT, DOJ, various state dealer licensing authorities, various state consumer protection agencies and various state financial regulatory agencies. We are subject to compliance audits of our operations by many of these authorities.

Certain states have concluded that our activities are subject to vehicle dealer licensing laws, requiring us to maintain a used vehicle dealer license in order to conduct business in that state. We have at least one licensed facility in each of Alabama, Georgia, New Jersey, Ohio, Tennessee and Texas.

Most states regulate retail installment sales, including setting a maximum interest rate, caps on certain fees, or maximum loan amounts. In addition, certain (but not all) states require that finance companies in general and Carvana in particular have a sales finance license in order to originate loans in that state. We have obtained a sales finance license in New Jersey and Texas.

For a discussion of the various risks we face from regulation and compliance matters, see “Risk Factors — Risks Related to Our Business — We operate in a highly regulated industry and are subject to a wide range of federal, state and local laws and regulations. Failure to comply with these laws and regulations could have a material adverse effect on our business, sales, results of operations and financial condition.”

Legal Proceedings

From time to time we are involved in various claims and legal actions that arise in the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we do not believe that the ultimate resolution of these actions will have a material adverse effect on our financial position, results of operations, liquidity, and capital resources.

Future litigation may be necessary to defend ourselves, our partners and our customers by determining the scope, enforceability, and validity of third party proprietary rights or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

ORGANIZATIONAL STRUCTURE

Overview

Carvana Co. is a Delaware corporation formed to serve as a holding company that will hold an indirect interest in Carvana Group through its wholly owned subsidiary, Carvana Sub. Neither Carvana Co. nor Carvana Sub have engaged in any business or other activities other than in connection with their formation and this offering. Following this offering, Carvana Co. will remain a holding company, its sole asset will be the capital stock of its wholly owned subsidiary, Carvana Sub, whose sole asset will be a membership interest in Carvana Group and a 0.1% ownership interest in Carvana, LLC, and it will operate and control all of the business and affairs and consolidate the financial results of Carvana Group. Prior to the closing of this offering, the operating agreement of Carvana Group will be amended and restated to, among other things, modify its capital structure by eliminating a class of preferred membership interests, and providing for LLC Units consisting of two classes of common ownership interests in Carvana Group (one held by certain employees and consultants subject to vesting and a participation threshold, and one held by the other Carvana Group owners, including the Garcia Parties and Carvana Sub). We, Carvana Sub and the LLC Unitholders will also enter into an exchange agreement under which each LLC Unitholder (and certain permitted transferees thereof) may (subject to the terms of the exchange agreement) exchange their LLC Units for shares of our Class A common stock. To the extent such owners also hold Class B common stock, they will be required to deliver to Carvana Sub a number of shares of Class B common stock equal to the number of shares of Class A common stock being exchanged for. Any shares of Class B common stock so delivered will be cancelled. As a holder exchanges its LLC Units, our indirect interest in Carvana Group will be correspondingly increased.

Upon completion of this offering, we will be controlled by the Garcia Parties because the Garcia Parties will control approximately 97% of the voting interest in us (or approximately 96% if the underwriters exercise their option to purchase additional shares in full).

Incorporation of Carvana Co.

Carvana Co. was incorporated in Delaware on November 29, 2016, and has not engaged in any business or other activities except in connection with its formation and the offering. Our certificate of incorporation will be amended and restated immediately prior to the effectiveness of this registration statement in connection with this offering. Our amended and restated certificate of incorporation will authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.” In addition, our amended and restated certificate will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our Board.

Shares of our Class B common stock, which provide no economic rights, will be distributed to the holders of Class A Units of Carvana Group (other than Carvana Sub) in connection with this offering. Each share of our Class B common stock held by the Garcia Parties entitles its holder to ten votes on all matters to be voted on by stockholders generally for so long as the Garcia Parties maintain direct or indirect beneficial ownership of at least 25% of the outstanding shares of Class A common stock (determined on an as-exchanged basis assuming that all of the Class A Units were exchanged for Class A common stock). Each other share of our Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. See “Description of Capital Stock — Class B common stock — Voting Rights.” Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Organizational Transactions

The following transactions, referred to collectively herein as the “Organizational Transactions,” will each be completed prior to or in connection with the completion of this offering.

Immediately prior to the effectiveness of this Registration Statement, we will take the following actions:

•	We will convert the outstanding Class C Preferred Units into 43,089,005 Class A Units.

•

We will amend and restate the LLC Operating Agreement of Carvana Group to, among other things, (i) eliminate a class of preferred membership interests, (ii) provide for LLC Units consisting of two classes of common ownership interests in Carvana Group (Class B common units held by certain employees and consultants subject to vesting and a participation threshold (“Class B Units”), and Class A common units held by the other Carvana Group owners, including the Garcia Parties and Carvana Sub (“Class A Units”)), and (iii) appoint our wholly owned subsidiary Carvana Sub, as the sole manager of Carvana Group.

•	We will amend and restate the certificate of incorporation of Carvana Co. to, among other things, provide for Class A common stock and Class B common stock. See “Description of Capital Stock.”

•	We will issue shares of Class B common stock to holders of Class A Units, on a four-to-five basis with the number of Class A Units they own, for nominal consideration.

•

Certain employees will be issued an aggregate of approximately 358,000 restricted shares of Class A common stock pursuant to the terms of our new 2017 Incentive Plan upon the completion of this offering (assuming an initial public offering price of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). Upon the completion of this offering, we also expect to award options to purchase an aggregate of approximately 417,000 shares of Class A common stock to approximately 100 employees and directors, with an exercise price set at the initial public offering price. A portion of the options will be unvested as of the date of grant. All of the unvested option awards will be time-vesting over a five year period.

•

We expect Carvana Group to issue an aggregate of 766,500 Class B Units to our executive officers and certain other employees, in each case with a participation threshold based on the public offering price. Such Class B Units will be issued under the existing LLC Plan. See “Executive Compensation — Equity Incentives — Summary of Current Awards Under the Carvana Group Equity Incentive Plan” for a discussion of the participation thresholds.

•

We and Carvana Sub will enter into an exchange agreement with the LLC Unitholders pursuant to which the LLC Unitholders (other than Carvana Sub) will be entitled to exchange LLC Units, together with shares of Class B common stock, in the case of Class A Units, for shares of Class A common stock in accordance with the terms of the Exchange Agreement or, at our election, for cash. See “— Exchange Agreement.”

•

We will enter into the Tax Receivable Agreement with the LLC Unitholders that will provide for the payment by Carvana Co. to LLC Unitholders of 85% of the amount of cash savings, if any, in U.S. federal, state, local and foreign income taxes we actually realize (or, under certain are deemed to realize in the case of an early termination payment by us, a change in control or a material breach by us of our obligations under the Tax Receivable Agreement, as discussed below) as a result of (i) the increase in our proportionate share of the existing tax basis of the assets of Carvana Group and an adjustment in the tax basis of the assets of Carvana Group reflected in that proportionate share as a result of purchases of LLC Units from the LLC Unitholders (other than Carvana Sub) by Carvana Sub and (ii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we are required to make under the Tax Receivable Agreement. See “— Tax Receivable Agreement.”

In connection with the completion of this offering, we will issue 15,000,000 shares of our Class A common stock to the investors in this offering (or 17,250,000 shares if the underwriters exercise their option to purchase additional shares in full) in exchange for net proceeds of approximately $210.7 million

(or approximately $242.0 million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and commissions but before deducting estimated offering expenses payable by us.

Immediately following the completion of this offering, we will take the following actions:

•

We will contribute approximately $210.7 million of the net proceeds of this offering to our wholly owned subsidiary, Carvana Sub, to acquire 18,750,000 Class A Units in Carvana Group at a purchase price per LLC Unit based on an assumed initial public offering price of $15.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), less underwriting discounts and commissions.

•

Carvana Group will use the proceeds it receives from us to repay all outstanding borrowings under the Verde Credit Facility, to pay expenses incurred in connection with the Organizational Transactions and for general corporate purposes. Carvana Sub will also transfer approximately 170,000 LLC Units to Ernest Garcia, II (assuming an initial public offering price of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) in exchange for his 0.1% ownership interest in Carvana, LLC. Carvana Group will bear or reimburse us for all of the expenses of this offering, including the underwriters’ discounts and commissions. See “Use of Proceeds.”

•

We will also issue 136,000 shares of Class B common stock to Ernest Garcia, II in connection with the transfer of LLC Units by Carvana Sub to Ernest Garcia, II (assuming an initial public offering price of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) in exchange for his 0.1% ownership interest in Carvana, LLC.

As a result of the Organizational Transactions:

•

the investors in this offering will collectively own 15,000,000 shares of our Class A common stock and we will hold, indirectly through our wholly owned subsidiary, Carvana Sub, 18,580,000 LLC Units after the transfer of approximately 170,000 LLC Units to Ernest Garcia, II in exchange for his 0.1% ownership interest in Carvana, LLC;

•

certain of our current employees and directors will own approximately 358,000 shares of restricted Class A common stock and options to purchase approximately 417,000 shares of Class A common stock with an exercise price set at the initial public offering price, in each case issued pursuant to the 2017 Incentive Plan;

•

the Garcia Parties will own 121,205,411 LLC Units and 96,964,329 shares of Class B common stock (assuming an initial public offering price of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus);

•	the remaining LLC Unitholders will own 30,994,650 LLC Units and 20,271,881 shares of Class B common stock;

•	our Class A common stock will collectively represent approximately 1% of the voting power in us; and

•	our Class B common stock will collectively represent approximately 99% of the voting power in us.

The diagram below depicts our expected organizational structure immediately following completion of the Organizational Transactions. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us, or owning a beneficial interest in us.

(1)	Upon completion of this offering, the Garcia Parties will collectively control approximately 97% of the voting interest in us (or approximately 96% if the underwriters exercise their option to purchase additional shares in full). The remaining LLC Unitholders will collectively control approximately 2% of the voting interest in us. See “Principal Stockholders” for additional information about the other LLC Unitholders that will beneficially own more than 5% of our outstanding shares of Class B common stock following the completion of this offering. In addition to the Garcia Parties, our existing owners include a limited number of third parties that have invested in Class A Units, as well as certain of our employees who have been issued Class B Units pursuant to the LLC Plan.

(2)

Shares of Class A common stock and Class B common stock will vote as a single class. Each outstanding share of Class A common stock will be entitled to one vote on all matters to be voted on by stockholders generally. The shares of Class B common stock have no economic rights. Each share of our Class B common stock held by the Garcia Parties entitles its holder to ten votes on all matters to be voted on by stockholders generally for so long as the Garcia Parties maintain, in the aggregate, direct or indirect beneficial ownership of at least 25% of the outstanding shares of Class A common stock

(determined on an as-exchanged basis assuming that all of the Class A Units were exchanged for Class A common stock). All other shares of our Class B common stock entitle its holder to one vote on all matters to be voted on by stockholders generally. In accordance with the exchange agreement to be entered into in connection with the Organizational Transactions, LLC Unitholders will be entitled to exchange LLC Units, together with shares of Class B common stock in the case of Class A Units, for shares of Class A common stock determined in accordance with the Exchange Agreement or, at our election, for cash.

(3)	Participants in the Existing Performance Plan will be issued an aggregate of approximately 298,000 restricted shares of Class A common stock pursuant to the terms of our new 2017 Incentive Plan upon the completion of this offering (assuming an initial public offering price of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). We will also issue an aggregate of approximately 60,000 restricted shares of Class A common stock (assuming an initial public offering price of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) upon the completion of this offering to certain of our non-executive employees who are not participants in the Existing Performance Plan. Upon the completion of this offering, we also expect to award options to purchase an aggregate of approximately 417,000 shares of Class A common stock to our non-employee directors and approximately 100 employees, with an exercise price set at the initial public offering price. A portion of the options will be unvested as of the date of grant and all of the unvested option awards will vest over a five year period.

(4)	The Garcia Parties have indicated an interest in purchasing up to an aggregate of $20.0 million of shares of our Class A common stock (or an aggregate of 1,333,333 shares of our Class A common stock, assuming an initial public offering price of $15.00, which is the midpoint of the estimated public offering price range set forth above) in this offering at the initial public offering price. To the extent that the Garcia Parties purchase any such shares in this offering, the number of shares available for sale to the public will accordingly be reduced. Because these indications of interest are not binding agreements or commitments to purchase, the Garcia Parties may elect not to purchase shares in this offering or to purchase fewer shares than they indicated an interest in purchasing. The underwriters will not receive any underwriting discounts or commissions from the sale of shares to the Garcia Parties. Any shares purchased the Garcia Parties in this offering will be subject to lock-up restrictions described in the section entitled “Underwriting.”

(5)	Includes 766,500 LLC Units we expect Carvana Group to issue to our executive officers and certain other employees prior to the pricing of this offering. Assumes no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, (i) the holders of Class A common stock will have 2% of the voting power in Carvana Co., (ii) holders of Class B common stock will have 98% of the voting power of Carvana Co., (iii) the LLC Units held by the remaining LLC Unitholders will constitute 18% of the outstanding LLC Units in Carvana Group, and (iv) Carvana Co. will own, indirectly through its wholly owned subsidiary, Carvana Sub, 12% of the outstanding LLC Units in Carvana Group.

Following the consummation of the Organizational Transactions, Carvana Co. will be a holding company and its sole assets will be its indirect equity interest in Carvana Group. Carvana Co. will operate and control all of the business and affairs of Carvana Group and its subsidiaries. Accordingly, although Carvana Co. will own an indirect minority economic interest in Carvana Group following the consummation of this offering, Carvana Co. will have 100% of the voting power and will control management of Carvana Group, subject to certain exceptions. The combined financial results of Carvana Group and its consolidated subsidiaries will be consolidated in our financial statements.

Our post-offering organizational structure will allow the LLC Unitholders to retain their equity ownership in Carvana Group, an entity that is classified as a partnership for United States federal income tax purposes, in the form of LLC Units. Investors in this offering will, by contrast, hold their equity ownership in Carvana Co., a Delaware corporation that is a domestic corporation for United States federal income tax purposes, in the form of shares of Class A common stock. We believe that the LLC Unitholders generally will find it advantageous to hold their equity interests in an entity that is not taxable as a corporation for United States federal income tax purposes. The LLC Unitholders, like Carvana Co., will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Carvana Group.

The holders of Class A Units (other than Carvana Sub) will also hold shares of our Class B common stock. Although these shares of Class B common stock have only voting and no economic rights, they will allow the holders of Class A Units to exercise voting power over Carvana Co. (which controls Carvana Sub, the sole manager of Carvana Group) at a level that is greater than their overall equity ownership of our business. Under our amended and restated certificate of incorporation, the Garcia Parties holding shares of Class B common stock are entitled to ten votes per share for so long as the Garcia Parties maintain direct or indirect beneficial ownership of at least 25% of the outstanding shares of Class A common stock (determined on an as-exchanged basis assuming that all of the Class A Units were exchanged for Class A common stock). All other LLC Unitholders holding Class B common stock are entitled to one vote per share. When an LLC Unitholder exchanges LLC Units for shares of our Class A common stock pursuant to the exchange agreement described below, to the extent that they hold shares of Class B common stock, they will also be required to deliver a number of shares of Class B common stock equal to the number of shares of Class A common stock being exchanged for. Any shares of Class B common stock so delivered will be cancelled.

Amended and Restated Operating Agreement of Carvana Group

In connection with the completion of this offering, we will amend and restate Carvana Group’s existing operating agreement, which we refer to as the “LLC Operating Agreement.” The operations of Carvana Group, and the rights and obligations of the LLC Unitholders, will be set forth in the LLC Operating Agreement. The LLC Operating Agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Appointment as Manager.    In connection with this offering, our wholly owned subsidiary, Carvana Sub, will become a member of Carvana Group and the sole manager of Carvana Group. As the sole manager, we will be able to control all of the day-to-day business affairs and decision-making of Carvana Group without the approval of any other member, unless otherwise stated in the LLC Operating Agreement. As such, through our officers and directors, we will be responsible for all operational and administrative decisions of Carvana Group and the day-to-day management of Carvana Group’s business. Pursuant to the LLC Operating Agreement, Carvana Sub cannot be removed, under any circumstances, as the sole manager of Carvana Group except by our election.

Compensation.    Carvana Sub will not be entitled to compensation for our services as manager. We and Carvana Sub will be entitled to reimbursement by Carvana Group for fees and expenses incurred on behalf of Carvana Group, including all expenses associated with this offering and maintaining our corporate existence.

Recapitalization.    The LLC Operating Agreement eliminates the Class C Preferred Units of Carvana Group and provides for the Class A Units and Class B Units, which we refer to collectively as the “LLC Units.” The LLC Operating Agreement will also reflect an increase in the authorized LLC Units such that 1.25 LLC Units can be acquired with the net proceeds received in the initial offering from the sale of one share of our Class A common stock. Each LLC Unit will entitle the holder to a pro rata share of the net profits and net losses and distributions of Carvana Group. Holders of LLC Units will have no voting rights, except as expressly provided in the LLC Operating Agreement.

Distributions.    The LLC Operating Agreement will require “tax distributions,” as that term is defined in the LLC Operating Agreement, to be made by Carvana Group to its “members,” as that term is defined in the LLC Operating Agreement. Tax distributions generally will be made quarterly (i) to each member of Carvana Group holding Class A Units, including us, on a pro rata basis, based on the net taxable income of Carvana Group and (ii) to each member of Carvana Group holding Class B Units, based on such member’s allocable share of the net taxable income of Carvana Group, in each case at an assumed tax rate. The tax rate used to determine tax distributions will apply regardless of the actual final tax liability of any such member. We expect Carvana Group may make distributions out of distributable cash periodically to the extent permitted by our agreements governing our indebtedness and necessary to enable us to cover our operating expenses and other obligations, including our tax liability and obligations under the Tax Receivable Agreement, as well as to make dividend payments, if any, to the holders of our Class A common stock.

Exchange Rights.    The LLC Operating Agreement provides that the LLC Unitholders (and certain permitted transferees thereof) may, pursuant to the terms of the exchange agreement described below, exchange their LLC Units for shares of our Class A common stock or cash. To the extent such owners also hold Class B common stock, they will be required to deliver to us a number of shares of Class B common stock equal to the number of shares of Class A common stock being exchanged for. As a holder exchanges its LLC Units, our interest in Carvana Group will be correspondingly increased. See “—Exchange Agreement.”

Issuance of LLC Units Upon Exercise of Options or Issuance of Other Equity Compensation.    Upon the exercise of options issued by us, or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), our wholly owned subsidiary, Carvana Sub, will be required to acquire from Carvana Group a number of LLC Units equal to 1.25 times the number of shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation subject to adjustment as set forth in the Exchange Agreement. When we issue shares of Class A common stock in settlement of stock options granted to persons that are not officers or employees of Carvana Group or its subsidiaries, we will cause Carvana Sub to make, or be deemed to make, a capital contribution to Carvana Group equal to the aggregate value of such shares of Class A common stock, and Carvana Group will issue to Carvana Sub a number of LLC Units equal to 1.25 times the number of shares of Class A common stock we issued subject to adjustment as set forth in the Exchange Agreement. When we issue shares of Class A common stock in settlement of stock options granted to persons that are officers or employees of Carvana Group or its subsidiaries, we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and Carvana Sub will be deemed to have sold directly to Carvana Group (or the applicable subsidiary of Carvana Group) the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of Carvana Group or its subsidiaries, on each applicable vesting date Carvana Sub will be deemed to have sold to Carvana Group (or such subsidiary) the number of vested shares at a price equal to the market price per share, Carvana Group (or such subsidiary) will deliver the shares to the applicable person, and Carvana Sub will be deemed to have made a capital contribution in Carvana Group equal to the purchase price for such shares in exchange for a number of LLC Units corresponding to the ratio of shares of Class A common stock to LLC Units.

Maintenance of Four-to-Five Ratio of Shares of Class A Common Stock and LLC Units Owned by Carvana Co.    The LLC Operating Agreement will require that (1) we at all times maintain a ratio of 1.25 LLC Units owned by Carvana Sub for each share of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities and subject to adjustment as set forth in the Exchange Agreement, and taking into account Carvana Sub’s 0.1% ownership interest in Carvana, LLC), and (2) Carvana Group at all times maintain a four-to-five ratio between the number of shares of Class A common stock issued by us and the number of LLC Units owned by Carvana Sub.

Transfer Restrictions.    The LLC Operating Agreement generally does not permit transfers of LLC Units by members, subject to limited exceptions. Any transferee of LLC Units that is admitted as a member of Carvana Group must assume all of the obligations of a transferring member with respect to the transferred units.

Dissolution.    The LLC Operating Agreement will provide that Carvana Group may be dissolved voluntarily only at the election of the manager. In addition to a voluntary dissolution, Carvana Group will be dissolved upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (1) first, to pay the expenses of winding up Carvana Group; (2) second, to pay debts and liabilities owed to creditors of Carvana Group, other than members; (3) third, to pay debts and liabilities owed to members; and (4) fourth, to the members pro-rata in accordance with their respective percentage ownership interests in Carvana Group (after accounting for the participation thresholds of outstanding Class B Units and as determined based on the number of vested LLC Units held by a member relative to the aggregate number of all outstanding vested LLC Units).

Confidentiality.    Each member will agree to maintain the confidentiality of Carvana Group’s confidential information. This obligation excludes information independently obtained or developed by the members, information that is in the public domain or otherwise disclosed to a member, in either such case not in violation of a confidentiality obligation or disclosures required by law or judicial process or approved by our chief executive officer.

Indemnification and Exculpation.    The LLC Operating Agreement provides for indemnification of the manager, members and officers of Carvana Group and their respective subsidiaries or affiliates. To the extent permitted by applicable law, Carvana Group will indemnify us, Carvana Sub as its manager, its authorized officers, its other employees and agents from and against any losses, liabilities, damages, costs, expenses, fees or penalties incurred by any acts or omissions of these persons, provided that the acts or omissions of these indemnified persons are not the result of fraud, intentional misconduct or a violation of the implied contractual duty of good faith and fair dealing, or any lesser standard of conduct permitted under applicable law.

We, Carvana Sub, as the manager, and the authorized officers and other employees and agents of Carvana Group will not be liable to Carvana Group, its members or their affiliates for damages incurred by any acts or omissions of these persons, provided that the acts or omissions of these exculpated persons are not the result of fraud, or intentional misconduct.

Amendments.    The LLC Operating Agreement may be amended with the consent of the holders of a majority in voting power of the outstanding LLC Units. Notwithstanding the foregoing, no amendment to any of the provisions that expressly require the approval or action of certain members may be made without the consent of such members and no amendment to the provisions governing the authority and actions of the manager or the dissolution of Carvana Group may be amended without the consent of the manager.

Tax Receivable Agreement

The LLC Unitholders may from time to time (subject to the terms of the exchange agreement) exercise a right to exchange LLC Units and, if applicable, shares of Class B common stock held by such LLC Unitholders for shares of our Class A common stock, or, at our election, for cash. We intend to treat such acquisitions of LLC Units as direct purchases by our wholly owned subsidiary of LLC Units from the LLC Unitholders for U.S. federal income and other applicable tax purposes, regardless of whether such LLC Units are surrendered by the LLC Unitholders to Carvana Group for redemption or sold to us upon the exercise of our election to acquire such LLC Units directly. Carvana Group (and each of its subsidiaries that is classified as a partnership for U.S. federal income tax purposes) intends to make an election under Section 754 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) effective for each taxable year in which an exchange of LLC Units for Class A common stock or cash occurs. As a result, an exchange of LLC Units is expected to result in (1) an increase in our wholly owned subsidiary’s proportionate share of the existing tax basis of the assets of Carvana Group and (2) an adjustment in the tax basis of the assets of Carvana Group reflected in that proportionate share. Any increases in our wholly owned subsidiary’s share of tax basis will generally have the effect of reducing the amounts that we would otherwise be obligated to pay in the future to various tax authorities. Such basis increases may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

We intend to enter into a Tax Receivable Agreement with the LLC Unitholders. The Tax Receivable Agreement will provide for the payment by us to the LLC Unitholders of 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of (1) the aforementioned increase in our wholly owned subsidiary’s proportionate share of, and adjustment in, the tax basis as a result of an exchange, (2) any incremental increases in tax basis attributable to payments made under the Tax Receivable Agreement and (3) any deductions attributable to imputed interest and other payments of interest pursuant to the Tax Receivable Agreement (collectively, the “Tax Attributes”). The payment obligations under the Tax Receivable Agreement are not conditioned upon any LLC Unitholder maintaining a continued ownership interest in us or Carvana Group and the rights of the LLC Unitholders under the Tax Receivable Agreement are assignable to transferees of its LLC Units (other than Carvana Sub as transferee pursuant to an exchange of LLC Units). We expect to benefit from the remaining 15% of the tax benefits, if any, that we may actually realize.

For purposes of the Tax Receivable Agreement, the tax benefit deemed realized by us will generally be computed by comparing our actual cash income tax liability to the amount of such taxes that we would have been required to pay had there been no Tax Attributes. The Tax Receivable Agreement will generally apply to each of our taxable years, beginning with the taxable year of this offering. There is no maximum term for the Tax Receivable Agreement and the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless we exercise our right to terminate the Tax Receivable Agreement for an agreed-upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated with certain assumptions, including utilization of the Tax Attributes).

The actual Tax Attributes, as well as any amounts paid to the LLC Unitholders under the Tax Receivable Agreement, will vary depending on a number of factors, including:

•

the timing of any future exchanges — for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of Carvana Group at the time of each exchange;

•

the price of shares of our Class A common stock at the time of any future exchanges — the Tax Attributes are directly related to the price of shares of our Class A common stock at the time of future exchanges;

•

the extent to which such exchanges are taxable — if an exchange is not taxable for any reason, increased tax deductions as a result of the Section 754 election mentioned above will not be available to generate payments under the Tax Receivable Agreement;

•

the amount and timing of our income — the Tax Receivable Agreement generally will require us to pay 85% of the tax benefits as and when those benefits are treated as realized by us under the terms of the Tax Receivable Agreement. If we do not have taxable income in a particular taxable year, we generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. Nevertheless, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the Tax Receivable Agreement; and

•	applicable tax rates — the tax rates in effect at the time of the Tax Receivable Agreement.

The amount and timing of future tax benefits we realize as a result of exchanges of LLC Units by LLC Unitholders, and the resulting amounts we will be required to pay to LLC Unitholders pursuant to the Tax Receivable Agreement, is dependent upon the factors outlined above, which we cannot currently predict or estimate. As a result, we cannot estimate the likely tax benefits we will realize as a result of LLC Unit exchanges, and the resulting amounts we are likely to pay out to LLC Unitholders pursuant to the Tax Receivable

Agreement. We estimate, however, that the amount of such tax benefits and the resulting payments to LLC Unitholders may be substantial. If all of the LLC Unitholders were to exchange their LLC Units immediately following the completion of this offering, we would recognize a deferred tax asset of approximately $1.0 billion and a liability of approximately $0.9 billion, assuming: (i) all exchanges occurred on the same day; (ii) a price of $15.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus); (iii) a constant corporate tax rate of 40%; (iv) we will have sufficient taxable income to fully utilize the tax benefits; and (v) no material changes in tax law. The foregoing numbers are merely hypothetical estimates — the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments. Further, it is possible that there could be major tax legislation in 2017 and in later years which would change the relevant tax law, and therefore alter this analysis in material ways. We are not able to predict the specific effect of such future tax legislation on these estimates. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or distributions to Carvana Co. by Carvana Group are not sufficient to permit Carvana Co. to make payments under the Tax Receivable Agreement after it has paid taxes.

The payment obligations under the Tax Receivable Agreement are obligations of Carvana Co. and not of Carvana Group. Any payments made by us to the LLC Unitholders under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to Carvana Group and, to the extent that we are unable to make payments under the Tax Receivable Agreement, such payments generally will be deferred and will accrue interest until paid. Nonpayment for a specified period, however, may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, unless, generally, such nonpayment is due to a lack of sufficient funds. We anticipate funding ordinary course payments under the Tax Receivable Agreement from cash flow from operations of Carvana Group and its subsidiaries, available cash and/or available borrowings under certain credit facilities.

Decisions made by us in the course of running our business, including with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by an LLC Unitholder under the Tax Receivable Agreement. For example, the earlier a disposition of an asset occurs following an exchange or acquisition transaction will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments to the LLC Unitholders; whereas, a disposition of an asset prior to an exchange or acquisition transaction will generally increase the tax liability of the LLC Unitholders without giving rise to any obligations to make payments under the Tax Receivable Agreement.

The Tax Receivable Agreement provides that if (1) certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, (2) we materially breach any of our material obligations under the Tax Receivable Agreement or (3) we elect an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and our obligations, or our successor’s obligations, under the Tax Receivable Agreement will accelerate and become due and payable, based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement and, to the extent applicable, that any LLC Units that have not been exchanged are deemed exchanged for the fair market value of our Class A common stock at the time of termination.

As a result of a change in control, material breach, or our election to terminate the Tax Receivable Agreement early, (1) we could be required to make cash payments to the LLC Unitholders that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement and (2) we will be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a material adverse effect on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine. Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase, we will not be reimbursed for any cash payments previously made to the LLC Unitholders pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by us are subsequently disallowed, in whole or in part, by the IRS or other applicable taxing authority. Instead, any excess cash payments made by us to an LLC Unitholder will be netted against any future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement. Nevertheless, any tax benefits initially claimed by us may not be disallowed for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement. Accordingly, there may not be sufficient future cash payments from which to net against. The applicable U.S. federal income tax rules are complex, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings.

Under the Tax Receivable Agreement, we are required to provide the LLC Unitholders with a schedule setting forth the calculation of payments that are due under the Tax Receivable Agreement with respect to each taxable year in which a payment obligation arises within ninety (90) days after filing our U.S. federal income tax return for such taxable year. This calculation will be based upon the advice of our tax advisors. Payments under the Tax Receivable Agreement will generally be made to the LLC Unitholders within five (5) business days after this schedule becomes final pursuant to the procedures set forth in the Tax Receivable Agreement, although interest on such payments will begin to accrue at a rate of LIBOR plus 100 basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at LIBOR plus 100 basis points until such payments are made, generally including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose. See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.”

Exchange Agreement

We will enter into an exchange agreement with Carvana Sub and the LLC Unitholders. Under the exchange agreement, each LLC Unitholder (and certain permitted transferees thereof) may (subject to the terms of the exchange agreement) exchange their LLC Units for shares of our Class A common stock or, at our election, for cash. To the extent such owners also hold Class B common stock, they will be required to deliver to us a number of shares of Class B common stock equal to the number of shares of Class A common stock being exchanged for. Any shares of Class B common stock so delivered will be cancelled. As a holder exchanges its LLC Units, our indirect interest in Carvana Group will be correspondingly increased. LLC Unitholders may exchange LLC Units for shares of our Class A common stock (or, at our election, for cash) at any time upon their election.

When an LLC Unitholder exchanges Class A Units and, if applicable, shares of Class B common stock, they will receive four shares of Class A common stock for every five Class A Units or, at our option, cash equal to the value of a share of Class A common stock (the “Class A Common Stock Value”) multiplied by 0.8 times the number of Class A Units being exchanged. The Class A Common Stock Value will equal the average of the volume weighted average prices for a share of Class A common stock for each of the three consecutive full trading days ending on and including the last full trading day immediately prior to the related date of exchange. Class B Units are subject to vesting and a Participation Threshold, and as a result, LLC Unitholders exchanging Class B Units will receive a number of shares of Class A Common Stock equal to the Class A Common Stock Value less the applicable Participation Threshold multiplied by 0.8 times the number of Class B Units being exchanged, divided by the Class A Common Stock Value, subject to adjustment as set forth in the Exchange Agreement. See “Executive Compensation — Equity Incentives — Summary of Current Awards Under the Carvana Group Equity Incentive Plan” for a discussion of the Participation Thresholds.

Registration Rights Agreement

We intend to enter into a Registration Rights Agreement with certain LLC Unitholders in connection with this offering. The Registration Rights Agreement will provide certain registration rights whereby, following our initial public offering and the expiration of any related lock-up period, certain LLC Unitholders can require us to register under the Securities Act shares of Class A common stock issuable to them upon exchange of their LLC Units. The Registration Rights Agreement will also provide for piggyback registration rights for certain LLC Unitholders. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

MANAGEMENT

Below is a list of the names, ages as of date of this prospectus, positions and a brief account of the business experience of the individuals who serve as (1) executive officers of Carvana Group who will also perform similar functions at the company upon completion of this offering and (2) directors and director nominees of the company. Upon the completion of this offering, Messrs. Maroone, Platt, Quayle and Sullivan are anticipated to be elected to our Board.

Name	Age	Position
Ernie Garcia, III	34	President, Chief Executive Officer and Chairman
Mark Jenkins	38	Chief Financial Officer
Benjamin Huston	34	Chief Operating Officer
Ryan Keeton	39	Chief Brand Officer
Daniel Gill	34	Chief Product Officer
Paul Breaux	33	Vice President, General Counsel and Secretary
Michael Maroone	63	Director Nominee
Ira Platt	53	Director Nominee
Dan Quayle	70	Director Nominee
Greg Sullivan	58	Director Nominee

Executive Officers, Directors and Director Nominees

Ernie Garcia, III co-founded Carvana and has served as our President and Chief Executive Officer since our inception in 2012. Mr. Garcia is also Chairman of the Carvana Co. Board. Prior to founding Carvana, Mr. Garcia held various roles at the DriveTime Automotive Group, Inc. from January 2007 to January 2013. From January 2007 to December 2008, he served as a financial strategist. He was a managing director of corporate finance from December 2008 to November 2009. From November 2009 until January 2013, he served as a Vice President and Treasurer and Director of Quantitative Analytics. As Director of Quantitative Analytics, Mr. Garcia was responsible for the firm’s ongoing development of consumer credit scoring models, and its utilization of those tools in retail vehicle sales deal structuring and vehicle price optimization. Prior to DriveTime, Mr. Garcia was an associate in the Principal Transactions Group at RBS Greenwich Capital from 2005 to 2006, where he focused on consumer credit based investments. Mr. Garcia holds a B.S. in Management Science and Engineering from Stanford University. We believe that Mr. Garcia is qualified to serve on our Board because of his extensive knowledge of our business and strategy, as well as his experience in the automotive retail industry and leadership role with us.

Mark Jenkins has served as our Chief Financial Officer since July 2014. Prior to joining Carvana, Mr. Jenkins was a professor in the finance department at The Wharton School of the University of Pennsylvania, where his teaching and research focused on consumer and corporate credit markets from 2009 to 2014. While at Wharton, Mr. Jenkins was responsible for teaching courses in the undergraduate, MBA, and executive education programs on corporate restructuring, corporate credit and leveraged finance. Prior to his time at Wharton, Mr. Jenkins worked at The Brattle Group from 2001 to 2004, an economic consulting firm, where he focused on corporate valuation and demand forecasting in technology markets. Mr. Jenkins received a Ph.D. in economics from Stanford University and a B.S.E. from Duke University in Mathematics and Civil Engineering.

Ben Huston co-founded Carvana and has served as our Chief Operating Officer since our inception in 2012. Prior to joining Carvana, Mr. Huston co-founded Looterang, a card-linking platform that enabled personalized deals to be automatically administered through consumer credit or debit cards, in 2011. Mr. Huston was chief executive officer of Looterang from 2011-2012. From 2008 to 2011, Mr. Huston served as an associate at Latham and Watkins, a full service global law firm, where he focused on regulatory affairs. Mr. Huston holds a J.D. from Harvard Law School and a B.A. in American Studies from Stanford University.

Ryan Keeton co-founded Carvana and has served as our Chief Brand Officer since our inception in 2012. Prior to joining Carvana, Mr. Keeton was a principal at the Montero Group, a strategic consultancy firm, from 2010 to 2012, where he advised global public and private companies on strategic and business initiatives. From 2008 to 2010, Mr. Keeton served as Director of Strategic Marketing for George P. Johnson, a global marketing agency. Mr. Keeton holds a B.A. in English and American Literature and Language from Harvard University.

Daniel Gill has served as our Chief Product Officer since March 2015, overseeing all technology functions, as well as strategic partnerships for the business. Prior to joining Carvana, Mr. Gill spent his career in both enterprise software and consumer internet businesses. Mr. Gill served as Head of Strategy and Business Development for Inflection from May 2014 to March 2015. He co-founded and served as CEO of Huddler from 2007 until the company’s acquisition by Wikia in May of 2014. Mr. Gill holds a degree in Biology from Stanford University.

Paul Breaux has served as our General Counsel since August 2015. Prior to joining Carvana, Mr. Breaux practiced law at the Houston, Texas office of the firm Andrews Kurth LLP (now Andrews Kurth Kenyon LLP) from 2008 to 2015. While at Andrews Kurth, Mr. Breaux’s representative experience encompassed a broad range of general business transactions matters. Mr. Breaux holds a J.D. from Harvard Law School, a B.A. in Plan II Honors from The University of Texas at Austin, and a B.B.A. in Finance from The University of Texas at Austin.

Michael Maroone will begin serving on our Board upon the completion of this offering. From July 2005 to April 2015, Mr. Maroone served on the board of AutoNation, Inc., an automotive retailer and provider of new and used vehicles and related services. From August 1999 until his retirement in February 2015, Mr. Maroone also served as President and Chief Operating Officer of AutoNation, Inc. Prior to joining AutoNation, Inc., Mr. Maroone was President and Chief Executive Officer of the Maroone Automotive Group, a privately-held automotive retail group, from 1977 to 1997. Mr. Maroone currently serves on the board of Cox Automotive, Inc., a privately held combination of global automotive wholesale and services businesses including automotive auctions, financial services, media, and software, and is the Co-Chairman of the Florida Leadership Board of the Cleveland Clinic, a non-profit, multispecialty academic hospital. He holds a B.S. degree in Small Business Management from the University of Colorado Boulder. We believe that Mr. Maroone’s board and advisory experience, coupled with his extensive experience in the automotive retail industry, will make him a valuable member of our Board.

Ira Platt will begin serving on our Board upon the completion of this offering. Since its inception in 2009, Mr. Platt has been the President of Georgiana Ventures, LLC, a firm that provides equity and debt capital to specialty finance companies, acquires portfolios of consumer finance receivables and offers consulting services to the specialty finance industry. From May 2009 to December 2013, Mr. Platt served as the President of 221 Capital Partners, LLC, a firm that provides advisory services. From 2009 to 2011, Mr. Platt was the Portfolio Manager for the Rosemont TALF Opportunity Fund, a partnership investing in asset-backed securities. In addition, Mr. Platt was a Managing Director and Head of the Principal & Distressed Capital Business for RBS Greenwich Capital, the domestic fixed income banking unit of the Royal Bank of Scotland Group, from 1997 to 2009. Mr. Platt was an Executive Vice President of the Aegis Consumer Funding Group, a publicly traded non-prime automotive finance company, from 1991 to 1997. Mr. Platt earned a B.A. degree in 1985 from Emory University and an M.B.A. from The Fuqua School of Business at Duke University. Mr. Platt has served on DriveTime’s board of directors since February 2014. We believe that Mr. Platt’s service on DriveTime’s board, as well as his extensive experience in consumer finance and the automotive retail industry, will make him a valuable member of our Board.

Dan Quayle will begin serving on our Board upon the completion of this offering. Mr. Quayle has served the United States Federal Government in various capacities, including as the 44th Vice President of the United States of America from 1989 to 1993. Since 1999, Mr. Quayle has been the Chairman of Cerberus Global Investments, LLC, a private investment firm. He also currently serves on the board of Nuverra Environmental Solutions, Inc., previously known as Heckmann Corporation, an environmental solutions company, a position he has held since May 2007. Mr. Quayle earned a B.A. degree in Political Science from DePauw University and a J.D. from the Indiana University Robert H. McKinney School of Law. We believe that Mr. Quayle’s service on the board of Nuverra Environmental Solutions, Inc. and as the Chairman of Cerberus Global Investments, LLC, as well as his extensive experience in the areas of government, foreign relations and private investment, will make him a valuable member of our Board.

Greg Sullivan will begin serving on our Board upon the completion of this offering. Mr. Sullivan is the Chief Executive Officer of AFAR Media, a travel media company he co-founded in 2007. From 1995 to 2007, Mr. Sullivan served DriveTime in various capacities, including as President from 1995 to 2004, Chief Executive Officer from 1999 to 2004, and Vice Chairman from 2004 to 2007. Mr. Sullivan earned a B.B.A.

degree in Finance from the University of Notre Dame and a J.D. from the University of Virginia School of Law. We believe that Mr. Sullivan’s senior management experience in the automotive and media industries will make him a valuable member of our Board.

Family Relationships

There are no family relationships between any of our executive officers or directors.

Corporate Governance

Board Composition and Director Independence

Our business and affairs are managed under the direction of our Board. Following completion of this offering, our Board will be composed of five directors. Our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our Board. Our certificate will also provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible. Subject to any earlier resignation or removal in accordance with the terms of our certificate and bylaws, our Class I directors will serve until the first annual meeting of stockholders following the completion of this offering, our Class II directors will serve until the second annual meeting of stockholders following the completion of this offering and our Class III directors will serve until the third annual meeting of stockholders following the completion of this offering. Upon completion of this offering, we expect that each of our directors will serve in the classes as indicated above. In addition, our certificate will provide that our directors may be removed with or without cause by the affirmative vote of at least a majority of the voting power of our outstanding shares of stock entitled to vote thereon, voting together as a single class for so long as the Garcia Parties holding Class B common stock are entitled to ten votes for each share held of record on all matters submitted to a vote. If the Garcia Parties holding Class B common stock are no longer entitled to ten votes for each share held of record on all matters submitted to a vote, then our directors may be removed only for cause upon the affirmative vote of at least 66   2/3% of the voting power of our outstanding shares of stock entitled to vote thereon.

The listing standards of the NYSE require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act.

Our Board has determined that each of the director nominees meet the requirements to be independent directors. In making this determination, our Board considered the relationships that each such director nominee has with the company and all other facts and circumstances that our Board deemed relevant in determining their independence, including beneficial ownership of our Class A common stock.

Controlled Company Status

For purposes of the corporate governance rules of the NYSE, we expect to be a “controlled company” upon completion of this offering. Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. The Garcia Parties will beneficially own more than 50% of the combined voting power of Carvana Co. upon completion of this offering. Accordingly, we expect to be eligible for, but do not currently intend to take advantage of, certain exemptions from the corporate governance requirements of the NYSE. Specifically, as a “controlled company,” we would not be required to have (1) a majority of independent directors, (2) a nominating and corporate governance committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or (4) an annual performance evaluation of the nominating and governance and compensation committees. In the event we choose to rely on some or all of these exemptions in the future, you would not have the same protections afforded to stockholders of companies that are subject to all of the applicable corporate governance rules of the NYSE.

Board Committees

Upon completion of this offering, our Board will have an Audit Committee and a Compensation and Nominating Committee. The composition, duties and responsibilities of these committees are as set forth below. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Board Member	Audit Committee			Compensation and Nominating Committee
Michael Maroone	✓
Ira Platt	✓	(Chair	)	✓
Dan Quayle				✓
Greg Sullivan	✓			✓	(Chair	)

Audit Committee

The Audit Committee will be responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm their independence from management; (3) reviewing with our independent registered public accounting firm the scope and results of their audit; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; (8) reviewing and approving related party transactions; and (9) overseeing our enterprise risk management program.

Our Board has affirmatively determined that Mr. Maroone, Mr. Platt and Mr. Sullivan meet the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and the NYSE rules. In addition, our Board has determined that Mr. Platt will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K, and will serve as Chair of the Audit Committee. Our Board will adopt a new written charter for the Audit Committee, which will be available at our corporate website at www.investors.carvana.com after the completion of this offering. Our website is not part of this prospectus.

Compensation and Nominating Committee

The Compensation and Nominating Committee will be responsible for, among other matters: (1) reviewing key employee compensation goals, policies, plans and programs; (2) reviewing and providing recommendations to the Board regarding the compensation of our directors, chief executive officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; (4) administration of stock plans and other incentive compensation plans; (5) identifying individuals qualified to become members of our Board, consistent with criteria approved by our Board; (6) overseeing the organization of our Board to discharge the board’s duties and responsibilities properly and efficiently; (7) identifying best practices and recommending corporate governance principles; and (8) developing and recommending to our Board a set of Corporate Governance Guidelines and principles applicable to us. Mr. Sullivan will serve as Chair of the Compensation and Nominating Committee.

Our Board will adopt a new written charter for the Compensation and Nominating Committee, which will be available on our corporate website at www.investors.carvana.com after the completion of this offering. Our website is not part of this prospectus.

Compensation Committee Interlocks and Insider Participation

For the year ended December 31, 2016, the board of managers of Carvana Group made all compensation decisions. See “Certain Relationships and Related Party Transactions” for information with respect to transactions with DriveTime.

No interlocking relationships exist between the members of our Board and the Board or compensation committee of any other company.

Risk Oversight

The Board, as a whole and through the Audit Committee, oversees our risk management program, which is designed to identify, evaluate and respond to our high priority risks and opportunities. The risk management program facilitates constructive dialog at the senior management and Board level to proactively realize opportunities and manage risks. Our Audit Committee is primarily responsible for overseeing our risk management processes on behalf of the full Board. Our management, including our executive officers, is primarily responsible for managing the risks associated with the operation and business of our company and provides regular updates to the Audit Committee and annual updates to the full board on the risk management program and reports on the identified high priority risks and opportunities.

Code of Ethics and Conduct

Prior to completion of this offering, we intend to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website at www.investors.carvana.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

EXECUTIVE COMPENSATION

The following section provides compensation information pursuant to the scaled disclosure rules applicable to “emerging growth companies” under the rules of the SEC and may contain statements regarding future individual and company performance targets and goals. These targets and goals should not be understood to be statements of management’s expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

This section discusses the material components of the executive compensation program for our Chief Executive Officer and our two other most highly compensated officers; who we refer to as our “Named Executive Officers.” As of the year ended December 31, 2016, our Named Executive Officers and their positions were as follows:

•	Ernie Garcia, III, Chief Executive Officer;

•	Mark Jenkins, Chief Financial Officer; and

•	Benjamin Huston, Chief Operating Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the consummation of this offering may differ materially from the currently planned programs summarized in this discussion.

Overview

Historically, the board of managers at Carvana Group has set the compensation of our executive officers. The primary objectives of our executive compensation program have been to:

•	attract, engage and retain superior talent who contribute to our long-term success;

•	motivate, inspire and reward executive officers whose knowledge, skills and performance are critical to our business;

•	ensure compensation is aligned with our corporate strategies and business objectives; and

•	provide our executive officers with incentives that effectively align their interests with those of our stockholders.

Executive Compensation Design Overview

During the year ended December 31, 2016, all of our Named Executive Officers were employees of Carvana, LLC. Prior to the completion of this offering, we have not been subject to exchange listing requirements requiring us to have a majority independent board or to exchange or SEC rules relating to the formation and functioning of board committees, including audit, nominating and compensation committees. As a result, our compensation policies and determinations applicable to our executive officers have been the product of negotiation between our executive officers and the board of managers of Carvana Group.

Historically, our executive compensation program has reflected our growth and development-oriented corporate culture. To date, the compensation of our Named Executive Officers has consisted of a combination of base salary, performance-based cash bonuses and long-term incentive compensation in the form of Class B Unit grants. Our executive officers and all salaried employees also are eligible to receive health and welfare benefits. Additionally, pursuant to unit subscription agreements, our executive officers’ Class B Units are subject to acceleration of vesting in connection with a change in control of the Company. As we transition from a private company to a publicly-traded company, we will evaluate our philosophy and compensation plans and arrangements as circumstances require. At a minimum, we expect to review executive compensation annually.

Upon completion of this offering, we will establish a Compensation and Nominating Committee comprised of Dan Quayle, Ira Platt and Greg Sullivan. We expect that our Compensation and Nominating Committee will undertake a substantial review of our existing compensation programs, objectives and philosophy and determine whether such programs, objectives and philosophy are appropriate given that we will have become a public company. In addition, as we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve.

Risk Assessment and Compensation Practices

Following the completion of this offering our Compensation and Nominating Committee will undertake a thorough review of our compensation policies and practices, but we do not believe that these policies and practices create risks that are reasonably likely to have a material adverse effect on us.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, and paid to each individual who served as our Chief Executive Officer and the two most highly-compensated executive officers (other than the Chief Executive Officer) who were serving as executive officers as of December 31, 2016 for services rendered in all capacities to the company for the years ended December 31, 2015 and 2016. These individuals are our “Named Executive Officers.”

Name and principal position	Year	Salary ($)	Bonus ($)		Stock awards ($)(1)	Option awards ($)	Nonequity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)(3)	Total ($)
Ernie Garcia, III Chief Executive Officer	2016	400,000	—		—	—	—	—	54,008	454,008
	2015	354,231	126,328	(2)	—	—	—	—	29,539	510,098
Mark Jenkins Chief Financial Officer	2016	347,923	—		57,200	—	—	—	12,294	417,417
	2015	260,615	28,385		418,000	—	—	—	12,538	719,538
Benjamin Huston Chief Operating Officer	2016	347,923	—		57,200	—	—	—	19,370	424,493
	2015	260,615	28,385		418,000	—	—	—	—	707,000

(1)	The amounts reported in the Stock Awards column represent the grant date fair value of the Class B Units granted to the Named Executive Officers during the years presented as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the restricted unit awards reported in the Stock Awards column are set forth in Note 8 to the consolidated financial statements included elsewhere in this prospectus.

(2)	The 2015 amount represents a $47,308 bonus made in 2016 as well as the payment of a $79,020 bonus awarded in 2011 with payment contingent on continued employment through January 2015.

(3)	Included in “All Other Compensation” for 2016 were the following items:

Name	401(k) Plan Company Match (i)	Non-Business Aircraft Usage (ii)	Incremental Cost of Company Car (iii)	Cellphone Expense (iv)	Total
Ernie Garcia, III	—	$34,349	$16,460	$3,199	$54,008
Mark Jenkins	—	—	12,294	—	12,294
Benjamin Huston	4,200	—	11,399	3,771	19,370

(i)	Represents discretionary matching contributions under our 401(k) Plan.

(ii)

The 2016 amount for Mr. Garcia is the incremental cost to Carvana of flights relating to a personal event on the private aircraft operated by Bridgecrest Credit Company, f/k/a DT Credit Company, LLC (“Bridgecrest”), an affiliate of DriveTime, and leased by Carvana. See “Certain Relationships and Related Party Transactions — Relationship with DriveTime — Aircraft Time Sharing Agreement.” The incremental cost to Carvana of aircraft used under the aircraft time sharing agreement for a non-business flight is calculated by multiplying the aircraft’s per mile variable operating cost by a flight’s total mileage, which includes the mileage of an empty return flight. Variable operating costs include: (1) landing, parking, passenger ground transportation, crew travel and flight planning services expenses; (2) supplies, catering and crew traveling expenses; (3) aircraft fuel and oil expenses; (4) maintenance, parts and external labor (inspections and repairs); and (5) any customs, foreign permit and similar fees. Fixed costs that do not vary based upon usage are not included in the calculation of direct operating cost. On certain occasions, a Named Executive Officer or a Named Executive Officer’s spouse or other family member may fly on the corporate aircraft as additional passengers. No additional direct operating cost is incurred in such situations under the foregoing methodology because the costs would not be incremental. Carvana does not pay its Named Executive Officers any amounts in respect of taxes (so called gross up payments) on income imputed to them for non-business aircraft usage.

(iii)	The incremental cost of the company car to us has been calculated based on the depreciation value of the vehicle.

(iv)	Represents the value of company-paid cell phone service.

Outstanding Equity Awards at 2016 Fiscal Year End

	Stock Awards
Name	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)		Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Ernie Garcia, III	—	—	—		—
Mark Jenkins:
Class B Units	—	—	516,667	(1)	$1,116,000	(2)
Class B Units	—	—	130,000	(3)	$72,800	(2)
Class B Units	—	—	39,000	(4)	$21,840	(2)
Class B Units	—	—	100,000	(5)	$43,000	(2)
Benjamin Huston:
Class B Units	—	—	400,000	(6)	$864,000	(2)
Class B Units	—	—	130,000	(3)	$72,800	(2)
Class B Units	—	—	39,000	(4)	$21,840	(2)
Class B Units	—	—	100,000	(5)	$43,000	(2)

(1)	These Class B Units (the “B1 Units”) were granted on March 24, 2015 with a participation threshold of $0.00; 200,000 of which vested on July 1, 2015 and 16,667 of which vest on the first of each month beginning on August 1, 2015.

(2)	Amounts were determined based on the $2.16, $0.56 and $0.43 per share fair market value of our B1 Units, B2 Units (as defined below) and B3 Units (as defined below), respectively, in each case as of December 31, 2016, which value was based on a valuation analysis of the “fair market value” (as defined in our applicable equity documents) of Carvana Group equity. These values may not reflect the value actually realized by the Named Executive Officers upon vesting.

(3)	These Class B Units (the “B2 Units”) were granted on March 24, 2015 with a participation threshold of $4.878; 40,000 vested on March 1, 2016 and 3,333 vest on the first of each month thereafter.

(4)	These B2 Units were granted on January 29, 2016 with a participation threshold of $4.878; 12,000 vested on March 1, 2016 and 1,000 vest on the first of each month thereafter.

(5)	These Class B Units (the “B3 Units”) were granted on October 21, 2016 with a participation threshold of $5.8114; 20,000 vest on January 1, 2017 and 1,667 vest on the first of each month thereafter.

(6)	These B1 Units were granted on March 24, 2015 with a participation threshold of $0.00; 250,000 of which vested on the date of grant and 16,667 vest on the first of each month following the date of grant.

Employment Agreements and Post-Termination Arrangements

None of our Named Executive Officers is party to an employment agreement.

In the event of a change in control of Carvana Group, all outstanding unvested Class B Common Unit awards held by participants in the Carvana Group Equity Incentive Plan, whose employment has not previously terminated, will accelerate in full, subject to certain escrow demand rights held by a purchaser of control of Carvana Group. Except for these arrangements, none of our Named Executive Officers have entered into any plans, arrangements or agreements with Carvana providing for payments upon termination of employment or change in control of Carvana, other than payments generally available to all salaried employees that do not discriminate in scope, terms or operation in favor of the executive officers of Carvana.

Equity Incentives — Summary of Current Awards Under the Carvana Group Equity Incentive Plan

In March 2015, the board of managers of Carvana Group approved the Carvana Group Equity Incentive Plan, which we refer to as the LLC Plan. The LLC Plan provided for the grant of Class B Units to employees and consultants of Carvana Group and to members of its board of managers. The maximum aggregate number of membership units available for grant under the LLC Plan as of December 31, 2016 was 10,000,000. In connection with the completion of this offering, we will discontinue the grant of new awards under the LLC Plan, however the LLC Plan will continue in connection with administration of existing awards that remain outstanding following the completion of this offering. In addition, we expect Carvana Group to issue 200,000 and 200,000 Class B Units prior to the pricing of this offering to each of Messrs. Jenkins and Huston, respectively, in addition to an aggregate of 366,500 Class B Units to our other executive officers and certain other employees, in each case with a participation threshold based on the public offering price.

The Class B Units granted under the LLC Plan contain a minimum valuation threshold (the “Participation Threshold”) that must be met upon a liquidity event, such as a change in control, dissolution, or sale of the company, before the participant is entitled to a distribution on the Units. The Participation Threshold for each grant is set on the date of grant.

The LLC Plan is administered by the board of managers of Carvana Group. Following the completion of this offering, the LLC Plan will be administered by Carvana Sub, the sole manager of Carvana Group. Subject to the provisions of the LLC Plan, the plan administrator determines in its discretion the persons to whom and the times at which awards are granted, the sizes of such awards, and all of their terms and conditions. All awards are evidenced by a written agreement between us and the holder of the award. The plan administrator has the authority to construe and interpret the terms of the LLC Plan and awards granted under it.

In the event of a change in control of Carvana Group, the vesting of all outstanding awards held by participants whose employment has not previously terminated will accelerate in full, subject to certain escrow demand rights held by a purchaser of control of the company. In addition, the plan administrator has the authority to require that outstanding awards be assumed or replaced with substantially equivalent awards by the successor corporation or to cancel the outstanding awards in exchange for a payment in cash or other property equal to the fair market value of restricted units.

Equity and Cash Incentives — Summary of the 2017 Incentive Plan

In connection with this offering, we intend to adopt the 2017 Incentive Plan. The 2017 Incentive Plan will provide for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, are eligible for grants under the 2017 Incentive Plan. The purpose of the 2017 Incentive Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. Set forth below is a summary of the material terms of the 2017 Incentive Plan. For further information about the 2017 Incentive Plan, we refer you to the complete copy of the 2017 Incentive Plan, which is attached as an exhibit to the registration statement of which this prospectus is a part.

Administration

The 2017 Incentive Plan will be administered by the Compensation and Nominating Committee of our Board. Among the Compensation and Nominating Committee’s powers is determining the form, amount and other terms and conditions of awards; clarifying, construing or resolving any ambiguity in any provision of the 2017 Incentive Plan or any award agreement; amending the terms of outstanding awards; and adopting such rules, forms, instruments and guidelines for administering the 2017 Incentive Plan as it deems necessary or proper. The Compensation and Nominating Committee has authority to administer and interpret the 2017 Incentive Plan, to grant discretionary awards under the 2017 Incentive Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of Class A common stock to be covered by each award, to make all other determinations in connection with the 2017 Incentive Plan and the awards thereunder as the Compensation and Nominating Committee deems necessary or desirable and to delegate authority under the 2017 Incentive Plan to our executive officers.

Available Shares

The aggregate number of shares of Class A common stock which may be issued or used for reference purposes under the 2017 Incentive Plan or with respect to which awards may be granted may not exceed 14,000,000 shares. The aggregate number of available shares will automatically increase on January 1 of each year, for ten years, commencing on January 1, 2018, in an amount equal to two percent of the total number of shares of Class A common stock outstanding on December 31 of the preceding calendar year, provided that the Compensation and Nominating Committee may act prior to January 1 of a given year to provide that there will be no January 1 increase in the available shares for such year or that the increase in the available shares for such year will be a smaller number of shares of Class A common stock than would otherwise occur. The number of shares available for issuance under the 2017 Incentive Plan may be subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the outstanding shares of Class A common stock. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares available for issuance under the plan may be, in whole or in part, either authorized and unissued shares of our Class A common stock or shares of Class A common stock held in or acquired for our treasury. In general, if awards under the 2017 Incentive Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards may again be available for the grant of awards under the 2017 Incentive Plan. With respect to stock appreciation rights and options settled in Class A common stock, upon settlement, only the number of shares of Class A common stock delivered to a participant will count against the aggregate and individual share limitations. If any shares of Class A common stock are withheld to satisfy tax withholding obligations on an award issued under the 2017 Incentive Plan, the number of shares of Class A common stock withheld shall again be available for purposes of awards under the 2017 Incentive Plan. Any award under the 2017 Incentive Plan settled in cash shall not be counted against the foregoing maximum share limitations.

The maximum number of shares of Class A common stock subject to any stock option which may be granted under the 2017 Incentive Plan during any fiscal year to any eligible individual will be 500,000 shares (1,000,000 shares for an employee during the fiscal year in which their employment commenced).

The maximum number of shares of our Class A common stock with respect to which any stock option, stock appreciation right, shares of restricted stock or other stock-based awards that are subject to the attainment of specified performance goals and intended to satisfy Section 162(m) of the Internal Revenue Code and may be granted under the 2017 Incentive Plan during any fiscal year to any eligible individual will be 500,000 shares (per type of award). The total number of shares of our Class A common stock with respect to all awards that may be granted under the 2017 Incentive Plan during any fiscal year to any eligible individual will be 500,000 shares (1,000,000 shares for an employee during the fiscal year in which their employment commenced). There are no annual limits on the number of shares of our Class A common stock with respect to an award of restricted stock that are not subject to the attainment of specified performance goals to eligible individuals. The maximum number of shares of our Class A common stock subject to any performance award which may be granted under the 2017 Incentive Plan during any fiscal year to any eligible individual will be 500,000 shares (1,000,000 shares for an employee during the fiscal year in which their employment commenced). The maximum value of a cash payment made under a performance award which may be granted under the 2017 Incentive Plan during any fiscal year to any eligible individual will be $5,000,000. The aggregate grant date fair value (computed as of the date of grant in accordance with applicable financial accounting rules) of all types of awards granted under the 2017 Incentive Plan to any individual non-employee director in any fiscal year (excluding awards made pursuant to deferred compensation arrangements in lieu of all or a portion of cash retainers and any stock dividends payable in respect of outstanding awards) may not exceed $750,000.

Eligibility for Participation

Independent members of our Board, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates are eligible to receive awards under the 2017 Incentive Plan.

Award Agreement

Awards granted under the 2017 Incentive Plan are evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant’s employment, as determined by the Compensation and Nominating Committee.

Stock Options

The Compensation and Nominating Committee may grant nonqualified stock options to eligible individuals and incentive stock options only to eligible employees. The Compensation and Nominating Committee will determine the number of shares of our Class A common stock subject to each option, the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a ten percent stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of our Class A common stock at the time of grant or, in the case of an incentive stock option granted to a ten percent stockholder, 110% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the Compensation and Nominating Committee at grant and the exercisability of such options may be accelerated by the Compensation and Nominating Committee.

Stock Appreciation Rights

The Compensation and Nominating Committee may grant stock appreciation rights, which we refer to as SARs, either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable, which we refer to as a Tandem SAR, or independent of a stock option, which we refer to as a Non-Tandem SAR. Each SAR represents a right to receive a payment in shares of our Class A common stock or cash, as determined by the Compensation and Nominating Committee, equal in value to the excess of the fair market value of one share of our Class A common stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by an SAR will be the exercise price per share of the related option in the case of a Tandem SAR and will be the fair market value of our Class A common stock on the date of grant in the case of a Non-Tandem SAR. The Compensation and Nominating Committee may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2017 Incentive Plan, or such other event as the Compensation and Nominating Committee may designate at the time of grant or thereafter.

Restricted Stock

The Compensation and Nominating Committee may award shares of restricted stock. Except as otherwise provided by the Compensation and Nominating Committee upon the award of restricted stock, the recipient generally has the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient’s restricted stock agreement. The Compensation and Nominating Committee may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period.

Recipients of restricted stock are required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse.

If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the Compensation and Nominating Committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. Section 162(m) of the Code requires that performance awards be based upon objective performance measures. The performance goals for performance-based restricted stock will be based on one or more of the objective criteria set forth on Exhibit A to the 2017 Incentive Plan and are discussed in general below.

Other Stock-Based Awards

The Compensation and Nominating Committee may, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock and deferred stock units under the 2017 Incentive Plan that are payable in cash or denominated or payable in or valued by shares of our Class A common stock or factors that influence the value of such shares. The Compensation and Nominating Committee may determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Code and/or a minimum vesting period. The performance goals for performance-based other stock-based awards will be based on one or more of the objective criteria set forth on Exhibit A to the 2017 Incentive Plan and discussed in general below.

Other Cash-Based Awards

The Compensation and Nominating Committee may grant awards payable in cash. Cash-based awards will be in such form, and dependent on such conditions, as the Compensation and Nominating Committee will determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the Compensation and Nominating Committee may accelerate the vesting of such award in its discretion.

Performance Awards

The Compensation and Nominating Committee may grant a performance award to a participant payable upon the attainment of specific performance goals. The Compensation and Nominating Committee may grant performance awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code as well as performance awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Code. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the Compensation and Nominating Committee. Based on service, performance and/or other factors or criteria, the Compensation and Nominating Committee may, at or after grant, accelerate the vesting of all or any part of any performance award.

Performance Goals

The Compensation and Nominating Committee may grant awards of restricted stock, performance awards, and other stock-based awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the committee. These performance goals may be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following measures selected by the Compensation and Nominating Committee: (1) earnings per share; (2) operating income; (3) gross income; (4) net income, before or after taxes; (5) cash flow; (6) gross profit; (7) gross margin return on investment; (8) gross margin; (9) operating margin; (10) working capital; (11) earnings before interest and taxes; (12) earnings before interest, tax, depreciation and amortization; (13) return on equity; (14) return on assets; (15) return on capital; (16) return on invested capital; (17) net revenues; (18) gross revenues; (19) revenue growth; (20) sales or market share; (21) total shareholder return; (22) economic value added; (23) specified objectives with regard to limiting the level of increase in all or a portion of our bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of cash balances and other offsets and adjustments as may be established by the Compensation and Nominating Committee; (24) the fair market value of a share of our Class A common stock; (25) the growth in the value of an investment in our Class A common stock assuming the reinvestment of dividends; or (26) reduction in operating expenses.

To the extent permitted by law, the Compensation and Nominating Committee may also exclude the impact of an event or occurrence which the Compensation and Nominating Committee determines should be appropriately excluded, such as (1) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (2) an event either not directly related to our operations or not within the reasonable control of management; or (3) a change in tax law or accounting standards required by generally accepted accounting principles.

Performance goals may also be based on an individual participant’s performance goals, as determined by the Compensation and Nominating Committee.

In addition, all performance goals may be based upon the attainment of specified levels of our performance, or the performance of a subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The Compensation and Nominating Committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

Change in Control

In connection with a change in control, as defined in the 2017 Incentive Plan, the Compensation and Nominating Committee may accelerate vesting of outstanding awards under the 2017 Incentive Plan. In addition, such awards may be, in the discretion of the committee, (1) assumed and continued or substituted in accordance with applicable law; (2) purchased by us for an amount equal to the excess of the price of a share of our Class A common stock paid in a change in control over the exercise price of the awards; or (3) cancelled if the price of a share of our Class A common stock paid in a change in control is less than the exercise price of the award. The Compensation and Nominating Committee may also provide for accelerated vesting or lapse of restrictions of an award at any time.

Stockholder Rights

Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant has no rights as a stockholder with respect to shares of our Class A common stock covered by any award until the participant becomes the record holder of such shares.

Amendment and Termination

Notwithstanding any other provision of the 2017 Incentive Plan, our Board may at any time amend any or all of the provisions of the 2017 Incentive Plan, or suspend or terminate it entirely, retroactively or otherwise, subject to stockholder approval in certain instances; provided, however, that, unless otherwise required by law or specifically provided in the 2017 Incentive Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

Transferability

Awards granted under the 2017 Incentive Plan generally are nontransferable, other than by will or the laws of descent and distribution, except that the committee may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

Recoupment of Awards

The 2017 Incentive Plan provides that awards granted under the 2017 Incentive Plan are subject to any recoupment policy that we may have in place or any obligation that we may have regarding the clawback of “incentive-based compensation” under the Securities Act or under any applicable rules and regulations promulgated by the SEC.

Effective Date; Term

We expect the 2017 Incentive Plan to be effective upon the completion of this offering and have a ten-year term. Any award outstanding under the 2017 Incentive Plan at the time of termination will remain in effect until such award is exercised or has expired in accordance with its terms.

IPO Grants

Participants in the Existing Performance Plan will be issued an aggregate of approximately 298,000 restricted shares of Class A common stock pursuant to the terms of our new 2017 Incentive Plan upon the completion of this offering (assuming an initial public offering price of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). We will also issue an aggregate of approximately 60,000 restricted shares of Class A common stock (assuming an initial public offering price of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) upon the completion of this offering to certain of our non-executive employees who are not participants in the Existing Performance Plan. Upon the pricing of this offering, we also expect to award options to purchase an aggregate of approximately 417,000 shares of common stock to approximately 100 non-executive employees and directors, with an exercise price set at the initial public offering price. The options awarded upon pricing of the offering will be contingent upon completion of the offering, and a portion of the options will be unvested as of the date of grant. All of the unvested option awards will vest over a five year period.

Director Compensation

Carvana Group did not pay the members of its board of managers any compensation for serving as managers for the years ended December 31, 2015 and 2016.

Following the completion of this offering, the annual fees paid to our non-employee directors will be as follows:

Description	Amount
Annual retainer	$60,000

Board meeting fees	$2,000 per each Board meeting in excess of six Board meetings in any calendar year that a non-employee director attends in person

Additional retainer for committee members	$10,000 per committee

Additional retainer for chair of committee	$20,000 for Audit Committee; $15,000 for Compensation and Nominating Committee

Additional retainer for lead director	$20,000

All non-employee directors will also be entitled to be reimbursed for their reasonable expenses to attend meetings of our Board and related committees and otherwise attend to our business.

In addition, at pricing of this offering, each of our non-employee directors will be awarded approximately $270,000 worth of options to purchase an aggregate of approximately 31,000 shares of Class A common stock, with an exercise price set at the initial public offering price. The option awards will be time-vesting over a three year period.

PRINCIPAL STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our Class A common stock and Class B common stock as of April 14, 2017, after giving effect to the Organizational Transactions:

•	each person or group known to us who beneficially owns more than 5% of our Class A common stock or Class B common stock immediately prior to this offering;

•	each of our directors and director nominees;

•	each of our Named Executive Officers; and

•	all of our directors and executive officers as a group.

Unless otherwise noted below, the address for each beneficial owner listed on the table is 4020 East Indian School Road, Phoenix, Arizona 85018. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all Class A common stock that they beneficially own, subject to applicable community property laws.

At our request, the underwriters have reserved up to 5% of the Class A common stock offered by this prospectus for sale, at the initial public offering price, through a directed share program to our non-employee directors, certain of our vendors as well as certain individuals who are friends of certain Class A Unit holders. There can be no assurance that any of the reserved shares of Class A common stock will be so purchased. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of shares of Class A common stock available for sale to the general public in this offering will be reduced to the extent that the reserved shares of Class A common stock are purchased in the directed share program. Any reserved shares of Class A common stock not purchased through the directed share program will be offered to the general public on the same basis as the other shares of Class A common stock offered hereby. The figures in the following table do not reflect any purchase of shares through the directed share program.

The numbers of shares of Class A common stock and Class B common stock (together with the same amount of LLC Units) beneficially owned and percentages of beneficial ownership before this offering that are set forth below are based on the number of shares and LLC Units to be issued and outstanding prior to this offering after giving effect to the Organizational Transactions. See “Organizational Structure.” The numbers of shares of Class A common stock and Class B common stock (together with the same amount of LLC Units) beneficially owned and percentages of beneficial ownership after the offering that are set forth below are based on 15.0 million shares of Class A common stock to be issued and outstanding immediately after the offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock. This number excludes 121.8 million shares of Class A common stock issuable in exchange for LLC Units (based upon an assumed offering price of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), as described under “Organizational Structure” and “Certain Relationships and Related Party Transactions — Amended and Restated Operating Agreement.” If all outstanding LLC Units were exchanged and all outstanding shares of Class B common stock were converted (based upon an assumed offering price of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we would have 136.8 million shares of Class A common stock outstanding immediately after this offering.

Concurrently with this offering, we will issue to the LLC Unitholders 117.2 million shares of Class B common stock.

	Shares Beneficially Owned Prior to this Offering					Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Shares of Class A Common Stock	% of Class A Common Stock Outstanding	Shares of Class B Common Stock	% of Class B Common Stock Outstanding	% of Combined Voting Power(1)	Shares of Class A Common Stock	Shares of Class B Common Stock	% of Combined Voting Power Assuming the Underwriters’ Option Is Not Exercised(1)	% of Combined Voting Power Assuming the Underwriters’ Option Is Exercised in Full(1)
5% Stockholders:
Ernest Garcia, II(2)(3)	—	—	69,395,803	59%	70%	1,000,000	69,395,803	69%	69%
CVAN Holdings, LLC(4)	—	—	14,748,796	13%	1%	—	14,748,796	1%	1%
Named Executive Officers, Directors and Director Nominees:
Ernie Garcia, III(5)	—	—	27,568,526	24%	28%	333,333	27,568,526	28%	27%
Benjamin Huston (6)	—	—	—	—	—	—	—	—	—
Mark Jenkins(7)	—	—	—	—	—	—	—	—	—
Michael Maroone	—	—	—	—	—	—	—	—	—
Ira Platt	—	—	1,337,743	1%	—	—	1,337,743	—	—
Dan Quayle	—	—	—	—	—	—	—	—	—
Greg Sullivan	—	—	—	—	—	—	—	—	—
All executive officers, directors and director nominees as a group(8) (10 individuals)	—	—	28,906,269	25%	28%	333,333	28,905,269	28%	28%

(1)	Each share of Class A common stock entitles the registered holder thereof to one vote on all matters presented to stockholders for a vote generally, including the election of directors. Each share of our Class B common stock held by the Garcia Parties entitles its holder to ten votes on all matters to be voted on by stockholders generally, including the election of directors, for so long as the Garcia Parties maintain, in the aggregate, direct or indirect beneficial ownership of at least 25% of the outstanding shares of Class A common stock (determined on an as-exchanged basis assuming that all of the Class A Units were exchanged for Class A common stock). Each other share of our Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally, including the election of directors. The Class A common stock and Class B common stock will vote as a single class on all matters except as required by law or the certificate of incorporation.

(2)	This number includes up to $15.0 million of shares of our Class A common stock that Mr. Garcia may purchase pursuant to this prospectus (or an aggregate of 1,000,000 shares of our Class A common stock, assuming an initial public offering price of $15.00, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus), which would represent approximately 6.7% of our outstanding Class A common stock after this offering (assuming no exercise of the underwriters’ option to purchase additional shares to cover over-allotments). This number includes 59,984,038 shares of Class B common stock owned directly by Mr. Garcia and 9,411,765 shares of Class B common stock owned by DriveTime Sales and Finance Company LLC. Mr. Garcia is the chairman of the board of directors and largest stockholder of DriveTime, of which DriveTime Sales and Finance Company LLC is a wholly owned subsidiary. Mr. Garcia has also granted an option to purchase up to an aggregate amount of $17.0 million of his Class C Preferred Units to a third party, and this option is expected to be exercised prior to the pricing of this offering. As a result of the option exercise, Mr. Garcia will receive 2,240,473 less shares of Class B common stock pursuant to the Organizational Transactions, assuming an initial public offering price of $15.00, which is the midpoint of the estimated offering price set forth on the cover page of this prospectus. These shares are excluded in the total for Mr. Garcia in the table above. This number also excludes 69,395,803 shares of Class A common stock issuable in exchange for LLC Units held by Mr. Garcia. These shares of Class A common stock represent approximately 51% of the shares of Class A common stock that would be outstanding immediately after this offering if all outstanding LLC Units were exchanged and all outstanding shares of Class B common stock were converted at that time.

(3)	Mr. Garcia has an option to purchase Class C Preferred Units from CVAN Holdings, LLC in connection with this offering. Mr. Garcia will exercise the option in connection with this offering and, following the conversion of the Class C Preferred Units into LLC Units, will receive an additional 3,370,030 shares of Class B common stock pursuant to the Organizational Transactions. These shares are included in the total for Mr. Garcia, and excluded from the total for CVAN Holdings, LLC.

(4)	CVAN Holdings, LLC is indirectly controlled by Mark Walter. This number excludes 14,748,796 shares of Class A common stock issuable in exchange for LLC Units held by CVAN Holdings, LLC. These shares of Class A common stock represent approximately 11% of the shares of Class A common stock that would be outstanding immediately after this offering if all outstanding LLC Units were exchanged and all outstanding shares of Class B common stock were converted at that time. This amount excludes shares of Class B Common Stock associated with the sale of Class C Preferred Units to Mr. Garcia (and are included in the total for Mr. Garcia).

(5)

This number also includes up to $2.0 million of shares of our Class A common stock that Ernie Garcia, III may purchase pursuant to this prospectus (or an aggregate of 133,333 shares of our Class A common stock, assuming an initial public offering price of $15.00, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus), which would represent approximately 0.9% of our outstanding Class A common stock after this offering (assuming no exercise of the underwriters’ option to purchase additional shares to cover over-allotments). This number includes 3,664,526 shares of Class B common stock owned directly by Mr. Garcia, 11,952,000 shares of Class B common stock owned by the Ernest Irrevocable 2004 Trust III, of which Mr. Garcia is the sole beneficiary, and 11,952,000 shares of Class B common stock owned by the Ernest C. Garcia III Multi-Generational Trust III, of which Mr. Garcia is a beneficiary together with his children. While Ernest Garcia, II is the investment trustee over both of the trusts, the trusts are each irrevocable and he is not a beneficiary. This number also includes up to $1.5 million of shares of our Class A common stock that each of the Ernest Irrevocable 2004 Trust III and the Ernest C. Garcia III Multi-Generational Trust III may purchase pursuant to this prospectus (or an aggregate of 200,000 shares of our Class A common stock, assuming an initial public offering price of $15.00, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus), which would represent approximately 1.3% of our outstanding Class A common stock after this offering (assuming no exercise of the underwriters’ option to purchase additional shares to cover over-allotments). This number excludes 27,568,526 shares of Class A common stock issuable in exchange for LLC Units held by Mr. Garcia. These shares of Class A common stock represent approximately 20% of the shares of Class A common stock that would be outstanding immediately after this offering if all outstanding LLC Units were exchanged and all outstanding shares of Class B common stock were converted at that time.

(6)	This number excludes 964,705 shares of Class A common stock issuable in exchange for LLC Units held by Mr. Huston. These shares of Class A common stock represent approximately 0.7% of the shares of Class A common stock that would be outstanding immediately after this offering if all outstanding LLC Units were exchanged and all outstanding shares of Class B common stock were converted at that time.

(7)	This number excludes 964,705 shares of Class A common stock issuable in exchange for LLC Units held by Mr. Jenkins. These shares of Class A common stock represent approximately 0.7% of the shares of Class A common stock that would be outstanding immediately after this offering if all outstanding LLC Units were exchanged and all outstanding shares of Class B common stock were converted at that time.

(8)	This number excludes 32,271,974 shares of Class A common stock issuable in exchange for LLC Units held by our executive officers and directors. These shares of Class A common stock represent approximately 24% of the shares of Class A common stock that would be outstanding immediately after this offering if all outstanding LLC Units were exchanged and all outstanding shares of Class B common stock were converted at that time.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies for Approval of Related Party Transactions

Prior to completion of this offering, we intend to adopt a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our Audit Committee is responsible for reviewing and approving related party transactions. In the course of its review and approval of related party transactions, our Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy requires our Audit Committee to consider, among other factors it deems appropriate:

•	the related person’s relationship to us and interest in the transaction;

•	the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•	the impact on a director’s independence in the event the related person is a director or an immediate family member of the director;

•	the benefits to us of the proposed transaction;

•	if applicable, the availability of other sources of comparable products or services; and

•	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our stockholders, as the Audit Committee determines in good faith.

Amended and Restated Operating Agreement

In connection with the completion of this offering, we will amend and restate the Carvana Group’s existing operating agreement, which we refer to as the “LLC Operating Agreement.” The operations of Carvana Group, and the rights and obligations of the LLC Unitholders, will be set forth in the LLC Operating Agreement. See “Organizational Structure — Amended and Restated Operating Agreement of the LLC.”

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement with certain LLC Unitholders. These LLC Unitholders will be entitled to request that we register their shares on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations.” All of such LLC Unitholders will be entitled to participate in certain of our registered offerings, subject to the restrictions in the registration rights agreement. We will pay expenses in connection with the exercise of these rights. The registration rights described in this paragraph apply to (1) shares of our Class A common stock held by certain LLC Unitholders, and (2) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the Class A common stock described in clause (1) with respect to any dividend, stock split, recapitalization, reorganization, or certain other corporate transactions (“Registrable Securities”). These registration rights are also for the benefit of any subsequent holder of Registrable Securities; provided that any particular securities will cease to be Registrable Securities when they have been sold in a registered public offering, sold in compliance with Rule 144 of the Securities Act or repurchased by us or our subsidiaries. In addition, any Registrable Securities held by a person other than an LLC Unitholder and their affiliates will cease to be Registrable Securities if they can be sold without limitation under Rule 144 of the Securities Act.

Tax Receivable Agreement

We intend to enter into a Tax Receivable Agreement with the LLC Unitholders that will provide for the payment from time to time by us to such persons of 85% of the amount of the benefits, if any, that we realize or, under certain circumstances, are deemed to realize as a result of (1) the increase in our wholly owned subsidiary’s proportionate share of the existing tax basis of the assets of Carvana Group and an adjustment in the tax basis of the assets of Carvana Group reflected in that proportionate share as a result of any future exchanges of LLC Units held by an LLC Unitholder for shares of our Class A common stock or cash, described under “Organizational Structure — Exchange Agreement” and (2) certain other tax benefits related to our making payments under the Tax Receivable Agreement. These payment obligations are obligations of Carvana Co. and not of Carvana Group. See “Organizational Structure — Tax Receivable Agreement.”

Indemnification of Officers and Directors

Upon completion of this offering, we intend to enter into indemnification agreements with each of our officers and directors. The indemnification agreements will provide the officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under Delaware law. Additionally, we may enter into indemnification agreements with any new directors or officers that may be broader in scope than the specific indemnification provisions contained in Delaware law.

Participation in our Initial Public Offering

The Garcia Parties have indicated an interest in purchasing up to an aggregate of $20.0 million of shares of our Class A common stock (or an aggregate of 1,333,333 shares of our Class A common stock, assuming an initial public offering price of $15.00, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) in this offering at the initial public offering price. To the extent that the Garcia Parties purchase any such shares in this offering, the number of shares available for sale to the public will accordingly be reduced. Because these indications of interest are not binding agreements or commitments to purchase, the Garcia Parties may elect not to purchase shares in this offering or to purchase fewer shares than they indicated an interest in purchasing. The underwriters will not receive any underwriting discounts or commissions from the sale of shares to the Garcia Parties. Any shares purchased by the Garcia Parties will be subject to lock-up restrictions described in the section entitled “Underwriting.”

Relationship with DriveTime

Prior to November 1, 2014, Carvana, LLC was a wholly-owned subsidiary of DriveTime. On November 1, 2014, DriveTime distributed the units of Carvana, LLC to the unit holders of DriveTime on a pro-rata basis, which we refer to as the Spinoff. DriveTime is controlled by our controlling shareholder, Ernest Garcia, II, who is also the father of our Chief Executive Officer. Following the Spinoff, the unitholders of DriveTime contributed the Carvana, LLC units to Carvana Group.

For periods prior to the Spinoff, our consolidated historical financial statements include charges related to certain DriveTime corporate functions, including senior management, accounting and finance, legal, human resources, payroll and benefits, equipment, corporate communications, software and production incurred under our shared services agreement. These expenses have been allocated to us based on direct usage or benefit where identifiable, with the remainder charged on a pro rata basis determined on relative revenues, headcount, production rate or other measures determined by management. We consider the expense allocation methodology and results to reasonably reflect the utilization of the services provided to, or the benefit received by, us for all periods prior to the Spinoff. However, the allocations may not be indicative of the actual expenses that would have been incurred had we operated as an independent company for the periods presented prior to the Spinoff. Actual costs that may have been incurred if we had been a stand-alone entity would depend on a number of factors, including the organizational structure, whether functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and infrastructure. We are unable to determine the amount of costs that would have been incurred had we been independent. During the period from our inception to December 31, 2012, and the years ended December 31, 2013 and 2014, DriveTime incurred approximately $7.2 million, $13.7 million and $22.2 million, respectively, of costs on our behalf and charged them to us as a capital contribution.

Subsequent to the Spinoff, we entered into several agreements with DriveTime that, among other things, were intended to facilitate our transition to a standalone company, which are described below. DriveTime is currently in the process of evaluating strategic alternatives, including the potential sale of the company to interested third parties. If such a sale is completed, there can be no assurances that DriveTime will enter into any new agreements or arrangements, or extensions or renewals of existing agreements or arrangements, with us on the same or similar terms or at all.

Guarantees on Behalf of DriveTime

We guaranteed the obligations under the indenture dated as of June 3, 2014 governing DriveTime’s $250.0 million 12.625% senior secured notes due 2017. The guarantee remained in effect until July 27, 2015, at which time we were released of our guarantee in consideration for a $33.5 million capital contribution by certain DriveTime shareholders that were also Class A Unit holders of Carvana Group. See “—Note Payable.”

Note Payable

On July 21, 2015, Carvana Group issued a $50.0 million note payable to DriveTime. The note payable accrued interest at one-month LIBOR plus 7.816% and was scheduled to mature on September 21, 2015. The proceeds from the note payable were used, in part, to fund a $33.5 million dividend to Class A Unit holders on July 27, 2015. Certain of the Class A Unit holders used the proceeds from the dividend to make a $33.5 million capital contribution to DriveTime in order to release us from our guarantees on the obligations under the governing documents for DriveTime’s outstanding senior secured notes dated as of June 3, 2014. See “—Guarantees on Behalf of DriveTime.”

On July 27, 2015, Carvana Group also issued a stock dividend of 1,521,552 Class A Units to Class A Unit holders on a pro rata basis in satisfaction, together with the $33.5 million cash dividend, of such Class A Unit holders’ remaining $40.0 million preference. Satisfaction of the preference owing to the Class A Unit holders was necessary in order to facilitate Carvana Group’s sale of the Class C Preferred Units on July 27, 2015. See “—Sale of Class C Preferred Units.”

On July 27, 2015, Carvana Group issued 11,764,706 Class A Units to DriveTime in exchange for the cancellation of the $50.0 million note plus all accrued interest.

Shared Services Agreement with DriveTime

Prior to the Spinoff, we relied on DriveTime for its administrative functions. In connection with the Spinoff, we entered into a shared services agreement under which DriveTime historically provided certain accounting and tax, legal and compliance, information technology, telecommunications, benefits, insurance, real estate, equipment, corporate communications, software and production and other services to facilitate our transition of these functions to us on a standalone basis. The shared services agreement was most recently amended and restated as of February 27, 2017 and operates on a year-to-year basis after February of 2019, with Carvana having the right to terminate any or all services with 30 days prior written notice and DriveTime having the right to terminate certain services effective December 2017 and other services effective July 2018, in each case with 90 days prior written notice. DriveTime provides us with benefits, tax reporting and compliance, telecommunications and IT services under the amended agreement. Total expenses related to the shared services agreement were approximately $0.7 million, $1.0 million and $0.2 million for the year ended December 31, 2016, for the year ended December 31, 2015 and for the period from the Spinoff date through December 31, 2014, respectively.

Lease Agreement with DriveTime

In connection with the Spinoff, we entered into a lease agreement dated as of November 1, 2014 with DriveTime that governs our access to and utilization of space at DriveTime IRCs for vehicle inspection and reconditioning in Blue Mound, Texas and Delanco, New Jersey and for temporary storage at Stockbridge, Georgia. The lease agreement was most recently amended on March 31, 2017. The agreement also governs utilization of office space and parking spaces at various IRCs and dealerships that we use as delivery hubs. Under the amended lease agreement, delivery hubs generally have two-year terms, with the earliest expiration of a delivery hub lease occurring in 2017, subject to certain two consecutive one-year renewal options and subject to the terms of any master lease under which we are subleasing. The lease agreement provides that we may take over the lease for DriveTime IRC facilities in Blue Mound, Texas and Delanco, New Jersey in their entirety on July 31, 2018, subject to us obtaining releases of DriveTime’s liability under the leases and causing DriveTime to be paid for any unamortized costs.

Under the lease agreement, we pay a monthly rental fee related to our pro-rata utilization of space at such facilities plus a pro-rata share of each facility’s actual insurance costs and real estate taxes. We are also responsible for paying for any tenant improvements we require to conduct operations and our share of actual costs incurred by DriveTime related to vehicle reconditioning. As it relates to locations where we recondition vehicles, our share of facility and shared reconditioning supplies expenses are calculated monthly by multiplying the actual costs for operating the inspection centers by our pro rata share of total reconditioned vehicles and parking spaces used at such IRCs in a given month. Total expenses related to these lease agreements were approximately $2.8 million, $0.8 million and $0.3 million for the year ended December 31, 2016, for the year ended December 31, 2015 and for the period from the Spinoff date through December 31, 2014, respectively. We were also charged approximately $0.8 million related to direct labor costs associated with vehicle refurbishing during the period from the Spinoff date through December 31, 2014.

In February 2017, we entered into a new lease with DriveTime for a fully-operational IRC in Winder, Georgia where we have maintained partial occupancy previously and will now be the sole occupant. The lease has a 8-year term, subject to our ability to exercise three renewal option terms of five years each. We will pay base rent of $83,333 per month, commencing March 1, 2017, and will be subject to adjustment each year beginning January 1, 2018, increasing in an amount equal to the percentage increase in the Consumer Price Index, which amount shall not exceed 5% and shall not be less than 2%.

Office Lease Agreements

We paid a monthly rental fee for our use of space at DriveTime’s corporate headquarters from the Spinoff date through December 2015. The monthly rental fees related to this agreement totaled approximately $0.3 million and $0.0 million for the year ended December 31, 2015 and for the period from the Spinoff date through December 31, 2014, respectively.

In November 2015, we entered into a new lease with an affiliate of DriveTime and relocated our headquarters in December 2015 to a location separate from DriveTime’s corporate headquarters. The rent expense incurred related to this agreement for the year ended December 31, 2016 and the year ended December 31, 2015 was approximately $0.9 million and $0.1 million, respectively. In December 2016, the landlord affiliate of DriveTime sold its interest in this property to a third party.

In January 2017, we began subleasing on a month-to-month basis certain office space at DriveTime’s corporate headquarters in Tempe, Arizona. Pursuant to this arrangement, we pay DriveTime monthly rent of approximately $30,000. This arrangement terminated in March of 2017.

Vehicle Inventory Purchases

Through September 2016, we purchased all of our inventory under DriveTime’s auction numbers, and subsequent payment for these vehicles was made by DriveTime. We had an arrangement to repay DriveTime for inventory purchased on our behalf. Vehicles purchased under this arrangement were acquired by the company at DriveTime’s cost of the vehicles purchased with no markup. As of December 31, 2015, approximately $21.4 million was due to DriveTime primarily related to vehicle inventory purchases. As of December 31, 2014, we had an outstanding balance of approximately $11.8 million under a note payable bearing interest at 5.6% with DriveTime related to vehicle inventory purchases. We repaid the note in full during 2015 and paid $546.0 thousand in interest during the life of the note. As of December 31, 2016, we no longer utilized DriveTime for vehicle inventory purchases.

Floor Plan Facility

In October 2014, we were a party to the DriveTime vehicle inventory financing and security agreement and a cross collateral, cross default and guaranty agreement with Ally Bank and Ally Financial (together, “Ally”) secured by DriveTime and our vehicle inventory. The facility provided for up to $20.0 million of available credit and the interest rate under the facility was based on the one month LIBOR rate plus 3.10%. On July 27, 2015, we were removed as a party to the cross collateral agreement and the vehicle inventory financing agreement was amended and restated to remove DriveTime. The new facility provided for up to $60.0 million of available credit and the interest rate under the facility is based on the one month LIBOR rate plus 3.80%.

In December 2015, we increased the amount available under the credit facility to an aggregate of $125.0 million. In connection with this increase, two of our existing owners, Ernest Garcia, II and the 2014 Fidel Family Trust, unconditionally guaranteed the payment of all of our indebtedness up to $25.0 million. In April 2016, Mr. Garcia invested $100.0 million in the company through the purchase of approximately 18.3 million Class C Preferred Units, $25.0 million of which satisfied certain conditions required to terminate those guarantees.

Finance Receivable Purchase Agreement with DriveTime

In June 2014, we entered into a receivable purchase agreement to sell automotive financing receivables that we originated in conjunction with the sale of vehicles to a special purpose entity controlled by DriveTime. Through December 31, 2015, we sold all of our automotive finance receivables to DriveTime under this arrangement. As of December 31, 2015 we had approximately $1.5 million in receivables due from DriveTime for the sales of automotive financing receivables. During the year ended December 31, 2016, DriveTime purchased a portion of the automotive financing receivables we originated representing approximately $11.5 million of outstanding principal balance. The price for the sales was mutually agreed upon based on prevailing market conditions and resulted in a gain of approximately $0.3 million. As of December 31, 2016, DriveTime is not obligated to make any additional purchases under the agreement.

Repurchase of Automotive Finance Receivables from DriveTime

On January 20, 2016, we repurchased $72.4 million of automotive finance receivables from DriveTime related to loans we originated and previously sold under the terms of the DriveTime receivable purchase agreement for a price of $74.6 million. Such receivables were immediately sold by us to third party purchasers under the transfer and note purchase and security agreements described below for a price of $74.6 million.

Aircraft Time Sharing Agreement

On October 22, 2015, we entered into an agreement to share usage of two aircraft operated by DriveTime. Pursuant to the agreement, we agreed to reimburse DriveTime for actual expenses for each of our flights. The agreement lasts for 12 months, with perpetual 12-month automatic renewals. Either the lessors or the lessees can terminate the lease with 30 days’ written notice. We reimbursed DriveTime $0.6 million and $0.1 million under this agreement during the years ended December 31, 2016 and 2015, respectively.

Vehicle Transfer to DriveTime

On November 30, 2016, we sold used vehicle inventory with a carrying value of approximately $4.9 million to DriveTime to dispose of used vehicle inventory that no longer met our inventory specifications. We recorded a loss of approximately $0.8 million related to this disposal. In March 2017, we repurchased approximately $0.2 million of this inventory that did not meet the agreed upon terms of the sales arrangement with DriveTime.

Servicing Agreement with DriveTime

In December 2015, we entered into a Servicing Agreement with DriveTime pursuant to which DriveTime agreed to perform certain servicing and collections activities with respect to automotive finance receivables we own after origination and before sale. In connection with such Servicing Agreement, DriveTime entered into a Subservicing Agreement with GFC Lending LLC, an affiliate of DriveTime, to perform certain subservicing functions, payment for which would be made from proceeds earned by DriveTime from us. As of December 31, 2016, DriveTime had earned $41.7 thousand and GFC Lending LLC had earned $41.7 thousand for performing servicing functions for such receivables. Additionally, DriveTime has in the past and may in the future purchase automotive finance receivables from us.

Master Purchase and Sale Agreement

In December 2016, we entered into a master purchase and sale agreement with Ally pursuant to which we sell automotive finance receivables meeting certain underwriting criteria to Ally. Ally has engaged DriveTime as servicer of the receivables it purchases under this agreement. Under the agreement, Ally has committed to purchase up to an aggregate of $375.0 million in principal balances of automotive finance receivables that we originate, subject to adjustments as described in the agreement. DriveTime had no earnings pursuant to the agreement for performing servicing functions for the year ended December 31, 2016.

Master Transfer Agreement

In December 2016, we entered into a master transfer agreement with an unrelated third party pursuant to which we sell automotive finance receivables meeting certain underwriting criteria to such third party. The purchaser engaged Carvana as Trust Administrator and DriveTime as servicer of the receivables. Under the agreement, such third party has committed to purchase up to an aggregate of $292.2 million in principal balances of automotive finance receivables that we originate. The third party purchaser finances a majority of these purchases with borrowings from Ally. We had earnings of $83 for performing Trust Administrator functions for such purchaser and DriveTime had no earnings for performing servicing functions for the year ended December 31, 2016.

Tempe Office Lease

In September 2016, we entered into a new lease with a third party for the second floor of a new corporate headquarters in Tempe, Arizona that we expect to inhabit before the third quarter of 2017. Pursuant to such lease, we will pay monthly base rent in the amount of approximately $107,000, which amount shall increase throughout the duration of the lease. The lease has an initial term of 83 months and we have three 5-year extension options. At the request of the landlord, DriveTime agreed to partially guarantee our lease payments until the 30th full calendar month of such lease. In connection with this lease, we entered into a sublease with DriveTime for our use of the first floor of the Tempe, Arizona building. Pursuant to the sublease, which is co-terminus with the master lease under which we sublease and has a term of 83 months, subject to our right to exercise three 5-year extension options, we will pay DriveTime rent equal to the amounts due under the master lease, including monthly base rent of $107,000 beginning April 1, 2018, subject to increases over the duration of the sublease and master lease.

Tolleson, AZ Inspection and Reconditioning Center Lease

In December 2016, we entered into a new lease with Verde, an affiliate of DriveTime, for us to occupy an IRC that we will construct in Tolleson, Arizona. The lease expires in December 2031 subject to our right to extend for four 5-year terms. Pursuant to the lease, we will pay base rent of $137,500 per month commencing February 1, 2017, which amount shall be subject to adjustment each year beginning January 1, 2018, in accordance with the Consumer Price Index, subject to a minimum increase of 2% per year and a maximum increase of 5% per year.

IP License Agreement

In February 2017 we entered into a license agreement that governs the rights of certain intellectual property owned by us and the rights of certain intellectual property owned by DriveTime. The license agreement, which was amended and restated on April 14, 2017, generally provides that each party grants to the other certain limited exclusive (other than with respect to the licensor party and its affiliates) and non-exclusive licenses to use certain of its intellectual property and each party agrees to certain covenants not to sue the other party, its affiliates and certain of its service providers in connection with various patent claims. The exclusive license to DriveTime is limited to the business that is primarily of sub-prime used car sales to retail customers. However, upon a change of control of either party, both parties’ license rights as to certain future improvements to licensed intellectual property and all limited exclusivity rights are terminated. The agreement does not provide a license to any of our patents, trademarks, logos, customers’ personally identifiable information or any intellectual property related to our vending machine, automated vehicle photography or certain other elements of our brand. See “Risk Factors — Risks Related to Our Business — We participate in a highly competitive industry, and pressure from existing and new companies may adversely affect our business and operating results.”

Verde Credit Facility

On February 27, 2017, we entered into a credit facility with Verde Investments, Inc., an affiliate of DriveTime, for an amount up to $50.0 million. We may, but are not required to, draw up to five loans in minimum amounts of $10.0 million each during the term of the agreement. Amounts borrowed and repaid under the agreement cannot be reborrowed. As of April 14, 2017, $30.0 million has been drawn under the credit facility. All outstanding borrowings under the credit facility will be repaid in full and the credit facility will be terminated in connection with this offering. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Verde Credit Facility.”

Houston Vending Machine Lease Guarantee

On July 14, 2015, DriveTime guaranteed our obligations under the lease governing our occupancy of the property on which our Houston Vending Machine is located. The initial lease term commenced January 8, 2016 and we began paying base rent May 7, 2016. Base rent during the initial term is $22,916.67 per month, and the initial term expires on April 6, 2026. We have the option to extend the initial term for four additional consecutive five year periods. Base rent during each extension term will increase 10% of the then-current base rent for each subsequent extension.

Atlanta Fulfillment Center Lease Guarantee

On May 15, 2013, DriveTime guaranteed our obligations under the lease governing our occupancy of the property on which our Atlanta Fulfillment Center is located. The initial lease term and rent payments commenced December 1, 2013 and expired on November 30, 2015. Under the lease we may extend the initial term of the lease for up to three consecutive extension terms of two years each. We exercised our first extension option on August 31, 2015 to extend the term to November 30, 2017. Base rent during the initial term was $9,500.00 per month and such rent increases 3% of the then-current base rent during each extension term. In addition to base rent, we are responsible for our proportionate share of common area maintenance charges.

Other Agreements

Master Dealer Agreement

On December 9, 2016, we entered into a master dealer agreement with an affiliate of DriveTime, pursuant to which we may sell VSCs to customers purchasing a vehicle from us through our transaction platform. We earn a commission on each VSC sold to Carvana customers and such affiliate subsequently administers the VSC. We had earnings of $0.2 million for VSCs sold pursuant to the master dealer agreement as of December 31, 2016.

Transfer and Note Purchase and Security Agreements

In January 2016, we entered into transfer agreements pursuant to which we sell automotive finance receivables meeting certain underwriting criteria to certain trusts who each engage Carvana as Trust Administrator of the trusts and DriveTime as servicer of the receivables. DriveTime engaged GFC Lending LLC, an affiliate of DriveTime, to perform certain subservicing functions with respect to these automotive finance receivables, payment for which would be made from proceeds received by DriveTime from the third party purchasers. Pursuant to certain note purchase and security agreements entered into in connection with the transfer agreements, the trusts issued notes to certain parties, including Delaware Life Insurance Company (“Delaware Life”), in which Mark Walter has a substantial ownership interest. Mark Walter also indirectly controls CVAN Holdings, LLC and has non-controlling ownership interests in other note purchasers under the note purchase and security agreements. Delaware Life also serves as administrative agent and paying agent on behalf of the note purchasers. Under the transfer agreements and initial note purchase and security agreements, we could sell up to an aggregate of $200.0 million in principal balances of automotive finance receivables in this manner. In September 2016, we amended the agreements to sell up to $230.0 million in principal balances of the finance receivables. As of December 31, 2016, we have sold all $230.0 million of automotive finance receivables, including the approximately $72.4 million of automotive finance receivables repurchased from DriveTime.

Pursuant to the note purchase and security agreements, Delaware Life has advanced $63.0 million through December 31, 2016 to the trusts that purchased our automotive finance receivables. As of December 31, 2016, there was no unused capacity under the note purchase and security agreements. On February 27, 2017, Delaware Life sold its interest in the notes under the note purchase and security agreements to an unrelated third party, but remains the administrative agent and paying agent for the note purchasers. On September 27, 2016, we sold approximately $2.6 million of automotive finance receivables to DriveTime, which receivables were ineligible for sale to the third party purchasers that are party to the transfer and note purchase and security agreements. We have earned $2.0 thousand for performing Trust Administrator functions for the trusts that purchased our receivables and DriveTime has earned $1.2 million and GFC Lending LLC has earned $1.2 million (paid to GFC Lending LLC by DriveTime) for performing servicing functions for the receivables sold pursuant to the transfer agreements as of December 31, 2016.

Loan from Ernest Garcia, II

On March 31, 2016, we entered into a loan and security agreement with Ernest Garcia, II, for $10.0 million. The loan bore interest at an annual rate of 4.0% and had a maturity date of May 1, 2016. On April 28, 2016, we repaid the principal and $30.0 thousand of accrued interest, thereby terminating the loan.

Sale of Class C Preferred Units

On July 27, 2015, we issued and sold 14,051,214 Class C Preferred Units to CVAN Holdings, LLC, for $65.0 million. On April 27, 2016, we issued and sold 18,300,293 Class C Preferred Units for $100.0 million to Ernest Garcia, II. On July 12, 2016, we issued and sold 8,597,319 Class C Preferred Units to CVAN Holdings, LLC, and 1,672,179 Class C Preferred Units to GV Auto I, LLC for approximately $50.0 million and $9.7 million, respectively. On December 9, 2016, we authorized the issuance of and sold 468,000 Class C Redeemable Preferred Units to the 2014 Fidel Family Trust for approximately $2.7 million.

In accordance with our Operating Agreement, the Class C Preferred Units accrue a return (“Class C Return”) at a coupon rate of 12.5% compounding annually on the aggregate amount of capital contributions made with respect to the Class C Preferred Units. If we have a public offering in which the offering price per Class A Unit is greater than or equal to 200% of the original Class C Preferred Unit issuance price, or if we have a sale transaction in which the proceeds payable with respect to the Class C Preferred Units is greater than or equal to 200% of the original Class C Preferred Unit issuance price, we are no longer liable for the Class C Return. In the event of a public offering in which the offering price per Class A Unit is greater than or equal to 150% of the original Class C Preferred Unit issuance price, the Class C Preferred Units are automatically converted to Class A Units on a one to one basis. On or after July 27, 2018, the Class C Preferred Unit holders may require us to redeem the Class C Preferred Units at a price per unit equal to the original issuance price of the Class C Preferred Units plus the Class C Return outstanding at the time of redemption. At any time, the Class C Preferred Units can be converted to Class A Units at the option of the Class C Preferred Unit holders.

We record the issuance and sale of Class C Preferred Units at fair value, net of issuance costs. As the redemption feature of the Class C Preferred Units is out of our control, the preferred stock is classified as temporary equity on the accompanying unaudited consolidated balance sheets. We recognize the Class C Return as an increase in temporary equity and a reduction to members’ equity. The accrued Class C Return included in Series C Redeemable Preferred Units as of December 31, 2016 and December 31, 2015 was approximately $24.1 million and $3.5 million, respectively.

The liquidation preference of the Class C Preferred Units is such that distributions from members’ capital are first paid to the holders of the Class C Preferred Units until the unpaid Class C Return is reduced to zero and either (i) the aggregate of the unreturned initial capital investment is reduced to zero or (ii) such holders of Class C Preferred Units receive the amount they would receive if they converted to Class A Common Units, whichever is greater. Following such payments to holders of the Class C Preferred Units, any excess funds from distribution are then paid on a pro rata basis to the holders of Class A Units and Class B Units that are vested and outstanding.

In connection with the Organizational Transactions, the holders of Class C Preferred Units will exchange Class C Preferred Units for Class A Units.

Purchase of Carvana, LLC Interest from Ernest Garcia, II

Following the completion of this offering, Carvana Sub will transfer approximately 170,000 LLC Units to Ernest Garcia, II (assuming an initial public offering price of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) in exchange for his 0.1% ownership interest in Carvana, LLC. We will concurrently issue approximately 136,000 shares of Class B common stock to Ernest Garcia, II (assuming an initial public offering price of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

Directed Share Program

At our request, the underwriters have reserved up to 5% of the Class A common stock offered by this prospectus for sale, at the initial public offering price, through a directed share program to our non-employee directors, certain of our vendors as well as certain individuals who are friends of certain Class A Unit holders. There can be no assurance that any of the reserved shares of Class A common stock will be so purchased. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of shares of Class A common stock available for sale to the general public in this offering will be reduced to the extent that the reserved shares of Class A common stock are purchased in the directed share program. Any reserved shares of Class A common stock not purchased through the directed share program will be offered to the general public on the same basis as the other shares of Class A common stock offered hereby.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Set forth below is a summary of the terms of the agreements governing certain of our outstanding indebtedness. This summary is not a complete description of all of the terms of the agreements. The agreements setting forth the principal terms and conditions of certain of our outstanding indebtedness are filed as exhibits to the registration statement of which this prospectus forms a part.

Floor Plan Facility

We have maintained a floor plan facility with Ally since our inception that is used to finance our used vehicle inventory and is secured by substantially all of our assets, including our used vehicle inventory. On December 30, 2015, we entered into an amendment to our amended and restated inventory financing and security agreement with Ally governing the $125.0 million line of credit available under our floor plan facility (the “Floor Plan Facility”). We further amended the Floor Plan Facility on November 9, 2016 to increase the line of credit to $200.0 million and to extend the maturity to December 27, 2017, which may be extended for an additional 364-day period at Ally’s sole discretion. As of December 31, 2016, $165.3 million borrowings were outstanding under the Floor Plan Facility and $34.7 million remained available.

We are required to make monthly interest payments on borrowings under the Floor Plan Facility at a rate per annum equal to 1-month LIBOR plus 380 basis points. We are also required to make monthly principal reduction payments equal to 10% of the original principal amount for each vehicle subject to the floor plan for more than 180 days until the outstanding principal amount for such vehicle is reduced to the lesser of 50% of the original principal amount of such vehicle or 50% of such vehicle’s wholesale value. Additionally, we are permitted at our election to make payments to Ally to be held as principal payments under the Floor Plan Facility, which Ally will hold and treat as a reduction of our indebtedness under the facility (a “Credit Balance”).

In addition to other customary covenants, the agreement governing our Floor Plan Facility requires us to maintain (1) a Credit Balance of at least 5% of the total principal amount owed to Ally for used vehicle inventory financed under the facility, (2) unrestricted cash and cash equivalents on hand and availability in certain operating lines of credit equal to the greater of $15.0 million or 7.5% of our line of credit under the Floor Plan Facility, (3) a net worth of at least $30.0 million and (4) at least 5% equity in our used vehicle inventory, calculated as a percentage equal to one minus our outstanding borrowings under the facility divided by the sum of the purchase price of our vehicle inventory and certain fees incurred in connection with our purchases. As of December 31, 2016, we were in compliance with all of these covenants and such covenants will not restrict our ability to consummate this offering.

This summary describes the material provisions of the Floor Plan Facility, but may not contain all information that is important to you. We urge you to read the provisions of the amended and restated inventory financing and security agreement governing the Floor Plan Facility, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws as will each be in effect at or prior to the completion of this offering. The following description may not contain all of the information that is important to you. To understand the material terms of our Class A common stock, you should read our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are or will be filed with the SEC as exhibits to the registration statement, of which this prospectus is a part.

General

At or prior to the consummation of this offering, we will file our amended and restated certificate of incorporation (our “certificate”, and we will adopt our amended and restated by-laws (our “bylaws”). Our certificate will authorize capital stock consisting of:

•	500,000,000 shares of Class A common stock, par value $0.001 per share;

•	125,000,000 shares of Class B common stock, par value $0.001 per share; and

•	50,000,000 shares of undesignated preferred stock, with a par value per share that may be established by the Board in the applicable certificate of designations.

We are selling 15,000,000 shares of Class A common stock in this offering (17,250,000 shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). All shares of our Class A common stock outstanding upon consummation of this offering will be fully paid and non-assessable. We are issuing 117,236,210 shares of Class B common stock to holders of Class A Units simultaneously with this offering.

The following summary describes the material provisions of our capital stock. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Certain provisions of our certificate and our bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.

Class A Common Stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock will vote together with holders of our Class B common stock as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to our certificate of incorporation described below or as otherwise required by applicable law or the certificate.

Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our Board out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock.

Class B Common Stock

Each holder of Class B common stock is entitled to one vote for each share of Class B Common Stock held of record by such holder; provided that each holder that, together with its affiliates (which, in the case of the Garcia Parties, includes each other Garcia Party), (1) beneficially owns 50% or more of the LLC Units immediately following the completion of this offering and (2) as of the applicable record date or other date of determination maintains direct or indirect beneficial ownership of an aggregate of at least 25% of the outstanding shares of Class A common stock (determined assuming that each Class A Unit held by holders other than the Carvana Sub were exchanged for Class A common stock), is entitled to ten votes for each share of Class B common stock held of record by such holder. As a result, because only the Garcia Parties will meet the 50% ownership threshold at the completion of this offering, only the Garcia Parties will be entitled to ten votes per share of Class B common stock they beneficially own, for so long as the Garcia Parties maintain, in the aggregate, direct or indirect beneficial ownership of at least 25% of the outstanding shares of Class A common stock (determined on an as-exchanged basis assuming that all of the Class A Units were exchanged for Class A common stock). Each other share of our Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. The Garcia Parties holding shares of our Class B common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of stockholders when the Garcia Parties’ direct or indirect beneficial ownership of the outstanding shares of Class A common stock (determined on an as-exchanged basis assuming that all of the LLC Units were exchanged for Class A common stock) is less than 25%. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to our certificate of incorporation described below or as otherwise required by applicable law or the certificate.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon dissolution or liquidation or the sale of all or substantially all of our assets. Additionally, holders of shares of our Class B common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock. Any amendment of our certificate of incorporation that gives holders of our Class B common stock (1) any rights to receive dividends or any other kind of distribution, (2) any right to convert into or be exchanged for Class A common stock or (3) any other economic rights will require, in addition to stockholder approval, the affirmative vote of holders of our Class A common stock voting separately as a class.

Upon the consummation of this offering, holders of Class A Units will own 100% of our outstanding Class B common stock.

Preferred Stock

Upon the consummation of this offering, we will have no shares of preferred stock outstanding.

Under the terms of our certificate that will become effective prior to completion of this offering, our Board is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our Board has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Forum Selection

Our certificate will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against the company or any director or officer of the company arising pursuant to any provision of the DGCL, our certificate or our bylaws or (4) any other action asserting a claim against the company or any director or officer of the company that is governed by the internal affairs doctrine. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Anti-Takeover Provisions

Our certificate, bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Class A common stock held by stockholders.

These provisions include:

Dual Class of Common Stock.    As described above in “— Class A Common Stock “ and “— Class B Common Stock,” our certificate provides for a dual class common stock structure pursuant to which the Garcia Parties holding our Class B common stock are entitled to ten votes for each share held of record on all matters submitted to a vote for so long as the Garcia Parties maintain, in the aggregate, direct or indirect beneficial ownership of at least 25% of the outstanding shares of Class A common stock (determined on an as-exchanged basis assuming that all of the Class A Units were exchanged for Class A common stock), thereby giving the Garcia Parties the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, and current investors, executives and employees with the ability to exercise significant influence over those matters.

Classified Board.    Our certificate provides that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board. Our certificate will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our Board. Upon completion of this offering, we expect that our Board will have five members.

Stockholder Action by Written Consent.    Our certificate will preclude stockholder action by written consent at any time the Garcia Parties are no longer entitled to ten votes for each share of Class B common stock held of record on all matters submitted to a vote.

Special Meetings of Stockholders.    Except as required by law, special meetings of our stockholders shall be called at any time only by or at the direction of our Board or the chairman of our Board; provided, however, (1) at any time when the Garcia Parties beneficially owns any of our Class B common stock, special meetings of our stockholders shall also be called by our Board or the chairman of our Board at the request of the Garcia Parties and (2) at any time when the Garcia Parties holding our Class B common stock are entitled to ten votes for each share held of record on all matters submitted to a vote, special meetings of our stockholders shall also be called by holders of a majority in voting power of the outstanding shares of our capital stock entitled to vote on all matters to be voted on by stockholders generally, voting together as a single class. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of us.

Advance Notice Procedures.    Our bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our Board; provided, however, such advance notice procedure will not apply to the Garcia Parties. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws will not give our Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Removal of Directors; Vacancies.    Directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when the Garcia Parties holding our Class B common stock are no longer entitled to ten votes for each share held of record on all matters submitted to a vote, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the company entitled to vote thereon, voting together as a single class. In addition, our certificate will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on our Board that results from an increase in the number of directors and any vacancies on our Board will be filled at any time when the Garcia Parties holding our Class B common stock are entitled to ten votes for each share held of record on all matters submitted to a vote, either (1) upon the affirmative vote of a majority in voting power of all outstanding shares of capital stock entitled to vote thereon, voting together as a single class or (2) if no such appointment has been made by the tenth day following the occurrence of the vacancy, or if such shareholders holding a majority in voting power of all outstanding shares of capital stock notify our Board that no appointment shall be made, by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by the sole remaining director. At any time the Garcia Parties holding our Class B common stock are no longer entitled to ten votes for each share held of record on all matters submitted to a vote, any newly created directorship on our Board that results from an increase in the number of directors and any vacancy occurring on our Board will be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by the sole remaining director.

Supermajority Approval Requirements.    Our Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware and our certificate. For as long as the Garcia Parties holding our Class B common stock are entitled to ten votes for each share held of record on all matters submitted to a vote, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock entitled to vote on such amendment, alteration, change, addition, rescission or repeal. When the Garcia Parties holding our Class B common stock are no longer entitled to ten votes for each share held of record on all matters submitted to a vote, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate requires a greater percentage.

At any time when the Garcia Parties holding our Class B common stock are no longer entitled to ten votes for each share held of record on all matters submitted to a vote, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% (as opposed to a majority threshold that would apply when holders of our Class B common stock are entitled to ten votes for each share held of record on all matters submitted to a vote) in voting power of all the then-outstanding shares of stock entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our bylaws;

•	the provisions providing for a classified Board (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our Board and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to stock exchange rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations.    Upon completion of this offering, we will not be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: (1) before the stockholder became an interested stockholder, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the stockholder became an interested stockholder, the business combination was approved by the Board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares.

We have opted out of Section 203; however, our certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the company for a three-year period. This provision may encourage companies interested in acquiring the company to negotiate in advance with our Board because the stockholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our certificate of incorporation will provide that the Garcia Parties, and any of their direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions that will be included in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Corporate Opportunity Doctrine

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates acting in their capacity as our employee or director. Our certificate will provide that, to the fullest extent permitted by law, any director or stockholder who is not employed by us or our affiliates will not have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that any director or stockholder, other than directors or stockholders acting in their capacity as our director or as a stockholder, acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate will not renounce our interest in any business opportunity that is expressly offered to an employee director or employee in his or her capacity as a director or employee of Carvana Co. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Carvana Co. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, NY 11219.

Listing

Our Class A common stock has been approved for listing on the NYSE under the trading symbol “CVNA.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market (including shares of our Class A common stock issuable upon redemption or exchange of LLC Units), or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the prevailing market price of our Class A common stock from time to time. The number of shares available for future sale in the public market is subject to legal and contractual restrictions, some of which are described below. The expiration of these restrictions will permit sales of substantial amounts of our Class A common stock in the public market, or could create the perception that these sales may occur, which could adversely affect the prevailing market price of our Class A common stock. These factors could also make it more difficult for us to raise funds through future offerings of Class A common stock.

Sale of Restricted Shares

Upon completion of this offering, we will have 15,000,000 shares of Class A common stock outstanding. Of these shares of Class A common stock, the 15,000,000 shares of Class A common stock being sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act (“Rule 144”), which shares will be subject to the volume limitations and other restrictions of Rule 144 described below except for any shares that may be purchased in this offering pursuant to the directed share program and any shares purchased by the Garcia Parties, all of which will be subject to lock-up agreements described under “Underwriting.” The remaining shares of Class A common stock (including shares of Class A common stock issuable upon redemption or exchange of the LLC Units, as described below) will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and 701 under the Securities Act, which rules are summarized below. These remaining shares of Class A common stock that will be outstanding upon completion of this offering will be available for sale in the public market after the expiration of market stand-off agreements with us and the lock-up agreements described in “Underwriting,” taking into account the provisions of Rules 144 and 701 under the Securities Act.

In addition, pursuant to the Exchange Agreement, the LLC Unitholders may from time to time after the consummation of this offering, exchange their LLC Units for shares of Class A common stock or, at our option, cash. To the extent such LLC Unitholders also hold Class B common stock, they will be required to deliver to us a number of shares of Class B common stock equal to the number of shares of Class A common stock being exchanged to effectuate an exchange. Any shares of Class B common stock so delivered will be cancelled. Upon consummation of this offering, the LLC Unitholders will hold 152,200,062 LLC Units, all of which will be exchangeable for shares of our Class A common stock. The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we will enter into one or more registration rights agreements with certain LLC Unitholders that will require us to register these shares of Class A common stock, subject to certain conditions. See “— Registration Rights” and “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

Under the terms of the LLC Operating Agreement, except pursuant to a valid exchange under the terms of the Exchange Agreement, all of the LLC Units received by the existing members of Carvana Group in the Organizational Transactions will be subject to restrictions on disposition.

Rule 144

Persons who became the beneficial owner of shares of our Class A common stock prior to the completion of this offering may not sell their shares until the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (2) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our Class A common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of shares of Class A common stock that does not exceed the greater of either of the following:

•

1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 150,000 shares immediately after this offering, based on the number of shares of our Class A common stock outstanding after completion of this offering; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our Class A common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who acquired shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions described above.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock issued or reserved for issuance under the 2017 Incentive Plan. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We and each of our officers and directors and substantially all stockholders and optionholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of Class A common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of Class A common stock or units during the period from the date of the first public filing of the registration statement on Form S-1 filed in connection with this offering continuing through the date that is 180 days after the date of the underwriting agreement, except with the prior written consent of Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. See “Underwriting.”

Registration Rights Agreement

We intend to enter into a Registration Rights Agreement with the LLC Unitholders in connection with this offering. The Registration Rights Agreement will provide such LLC Unitholders certain registration rights whereby, following our initial public offering and the expiration of any related lock-up period, such LLC Unitholders can require us to register under the Securities Act shares of Class A common stock issuable to them upon exchange of their LLC Units. The Registration Rights Agreement will also provide for piggyback registration rights for the LLC Unitholders (other than Carvana Sub). See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATION FOR NON-U.S. HOLDERS

The following is a discussion of material U.S. federal income tax consequences of the purchase, ownership and disposition of our Class A common stock to a non-U.S. holder (as defined below) that purchases shares of our Class A common stock in this offering. This discussion applies only to a non-U.S. holder that holds our Class A common stock as a capital asset, within the meaning of Section 1221 of the Code. For purposes of this discussion, a “non-U.S. holder” means any beneficial owner of our Class A common stock that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust other than:

•	an individual citizen or resident of the U.S., as defined for U.S. federal income tax purposes;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in the U.S. or under the laws of the U.S. or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the U.S. for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Such an individual is urged to consult his or her own tax advisor regarding his or her status as a resident alien for U.S. federal income tax purposes under these rules and the U.S. federal income tax consequences of the ownership or disposition of our Class A common stock. In the case of a beneficial owner that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership considering an investment in our Class A common stock, then you should consult your tax advisor.

This discussion is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, including the possibility of major tax legislation in 2017 and later years, possibly with retroactive application, will not alter significantly the tax considerations that we describe herein. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to statements made and the conclusions reached in the following discussion, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This discussion assumes that a non-U.S. holder will hold our Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax (such as U.S. federal estate and gift tax laws or the Medicare tax on certain investment income) or with non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

•	former citizens or residents of the United States;

•	financial institutions;

•	insurance companies;

•

an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes (or a partner in a partnership or a beneficial owner of a pass-through entity that holds our Class A common stock);

•	a person who acquired shares of our Class A common stock as compensation or otherwise in connection with the performance of services;

•	brokers, dealers or traders in securities, commodities or currencies;

•	traders that elect to mark–to–market their securities;

•	persons who hold our Class A common stock as a position in a “straddle,” “conversion transaction” or other risk reduction transaction;

•	controlled foreign corporations or passive foreign investment companies; and

•	tax exempt organizations.

Such non-U.S. holders should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF SHARES OF OUR CLASS A COMMON STOCK. INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF NON-U.S., STATE OR LOCAL LAWS, AND TAX TREATIES.

Dividends

As discussed under the section entitled “Dividend Policy” above, we do not currently anticipate paying dividends. In the event that we do make a distribution of cash or property (other than certain stock distributions) with respect to our Class A common stock (or that we engage in certain redemptions that are treated as distributions with respect to Class A common stock), any such distribution or redemption will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by you within the U.S. are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net-income basis at applicable graduated individual or corporate rates, unless an applicable income tax treaty provides otherwise. Certain certification and disclosure requirements, including delivery of a properly executed IRS Form W-8ECI, must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our Class A common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among your shares of Class A common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other taxable disposition of such share of Class A common stock that is taxed to you as described below under the heading “Gain on disposition of Class A common stock.” Your adjusted tax basis in a share is generally the purchase price of such share, reduced by the amounts of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our Class A common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by filing timely an appropriate claim with the IRS.

If you are a non-U.S. holder (including for this purpose, a partnership) and not an individual, you may be subject to a 30% withholding under FATCA even if you are eligible to claim the benefits of a tax treaty if certain information reporting rules are not complied with, as discussed below under “— Legislation affecting taxation of Class A common stock held by or through foreign entities.”

Gain on Disposition of Class A Common Stock

Subject to the discussions below of the backup withholding tax and FATCA withholding, you generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our Class A common stock, unless:

•	the gain is effectively connected with a trade or business you conduct in the U.S., and, where a tax treaty applies, is attributable to a U.S. permanent establishment or fixed base;

•	if you are an individual, you are present in the U.S. for 183 days or more in the taxable year of the sale or other taxable disposition and certain other conditions are met; or

•	we are or have been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes, and certain other conditions are met.

We believe that we are not, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. Even if we are or become a U.S. real property holding corporation, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain in respect of our Class A common stock as long as our Class A common stock is traded on an established securities market and such non-U.S. holder actually or constructively owned no more than 5% of our Class A common stock during the specified testing period. If we are or become a U.S. real property holding corporation and you actually or constructively owned more than 5% of our Class A common stock at any time during the specified testing period, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If you are a person described in the first bullet point above, you generally will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to the branch profits tax at a 30% rate on its effectively connected earnings and profits or such lower rate as may be specified by an applicable income tax treaty. If you are an individual described in the second bullet point above, you generally will be subject to a flat 30% tax on the gain derived from the sale (unless an applicable tax treaty provides otherwise), which may be offset by U.S.-source capital losses.

Information Reporting and Backup Withholding

The applicable withholding agent must file information returns with the IRS in connection with dividends paid to you on shares of our Class A common stock. The IRS may make this information available to the tax authorities in the country in which you are resident. In addition, you may be subject to backup withholding (currently at a rate of 28%) with respect to dividends paid on shares of Class A common stock, unless, generally, you certify under penalties or perjury (usually on IRS Form W-8BEN or IRS Form W-8BEN-E or another appropriate version of IRS Form W-8) that you are not a U.S. person or you otherwise establish an exemption.

Additional rules relating to information reporting requirements and backup withholding with respect to payments of the proceeds from the disposition of shares of our Class A common stock are as follows:

•	If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN or IRS Form W-8BEN-E or another appropriate version of IRS Form W-8) that you are not a U.S. person or you otherwise establish an exemption.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a “U.S.-related person”), information reporting and backup withholding generally will not apply.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting and may be subject to backup withholding, unless you certify under penalties of perjury (usually on IRS Form W-8BEN or IRS Form W-8BEN-E or another appropriate version of IRS Form W-8) that you are not a U.S. person or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

Legislation Affecting Taxation of Class A Common Stock Held By or Through Foreign Entities

In addition to the withholding discussed above, Sections 1471 to 1474 of the Code (such provisions commonly referred to as “FATCA”) will impose withholding of 30% on dividend income from our Class A common stock and, beginning on January 1, 2019, the gross proceeds of a disposition of our Class A common stock paid to “foreign financial institutions” and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption applies. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). An intergovernmental agreement between the United States and an applicable non-U.S. country may modify these requirements. Investors are encouraged to consult their tax advisors regarding the implications of this legislation on their investment in our Class A common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. POTENTIAL PURCHASERS OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, we have agreed to sell to the underwriters named below, and the underwriters, for whom Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. are acting as joint-book running managers and representatives, have severally agreed to purchase, the respective numbers of shares of Class A common stock appearing opposite their names below:

Underwriter	Number of Shares
Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Robert W. Baird & Co. Incorporated
William Blair & Company, L.L.C.
BMO Capital Markets Corp.
JMP Securities LLC

Total

All of the shares to be purchased by the underwriters will be purchased from us.

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The shares of common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock offered by this prospectus if any are purchased, other than those shares covered by the option to purchase additional shares described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Option to Purchase Additional Shares

We have granted a 30-day option to the underwriters to purchase up to a total of 2,250,000 additional shares of our Class A common stock at the initial public offering price per share less the underwriting discounts and commissions per share, as set forth on the cover page of this prospectus, and less any dividends or distributions declared, paid or payable on the shares that the underwriters have agreed to purchase from us but that are not payable on such additional shares. The underwriters may exercise this option to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. If the underwriters exercise this option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our Class A common stock in proportion to their respective commitments set forth in the prior table.

Indications of Interest

The Garcia Parties, have indicated an interest in purchasing up to an aggregate of $20.0 million of shares of our Class A common stock (or an aggregate of 1,333,333 shares of our Class A common stock, assuming an initial public offering price of $15.00, which is the midpoint of the estimated public offering price range set forth above) in this offering at the initial public offering price. To the extent that the Garcia Parties purchase any such shares in this offering, the number of shares available for sale to the public will accordingly be reduced. Because these indications of interest are not binding agreements or commitments to purchase, the Garcia Parties may elect not to purchase shares in this offering or to purchase fewer shares than they indicated an interest in purchasing. The underwriters will not receive any underwriting discounts or commissions from our sales of shares to the Garcia Parties.

Discounts and Commissions

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus and to certain dealers at that price less a concession of not more than $         per share. After the initial offering, the public offering price and concession to dealers may be changed.

The following table summarizes the underwriting discounts and commissions and the proceeds, before expenses, payable to us, both on a per share basis and in total, assuming either no exercise or full exercise by the underwriters of their option to purchase additional shares:

Total
	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us from shares offered to the public

Proceeds, before expenses, to us	$	$	$

We estimate that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $5.5 million. We have agreed to reimburse the underwriters for their expenses, in an amount up to $50,000, relating to clearance of the offering with the Financial Industry Regulatory Authority, or FINRA, which amount is deemed by FINRA to be underwriting compensation and for all fees and disbursements of counsel incurred by the underwriters in connection with the directed share program.

Indemnification of Underwriters

The underwriting agreement provides that we will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We, each of our directors and officers and substantially all stockholders (and holders of other securities convertible into or exchangeable or exercisable for shares of our capital stock, including LLC Units) and optionholders have agreed, subject to specified limited exceptions, that, without the prior written consent of Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., we and they will not, during the period beginning on and including the date of the first public filing of the registration statement on Form S-1 related to this offering and through and including the date that is the 180th day after the date of this prospectus, directly or indirectly:

•

issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, including units;

•

in the case of us, file or cause the filing of any registration statement under the Securities Act with respect to any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, other than Rule 462(b) registration statements filed to register securities to be sold to the underwriters in this offering; or

•

enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, including units, whether any transaction described in any of the foregoing bullet points is to be settled by delivery of our common stock units, other capital stock, other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing.

The restrictions in the immediately preceding paragraph will not apply to limited exceptions, including: (1) certain transfers by will or by intestate succession; (2) gifts not requiring a filing under Section 16(a) of the Exchange Act; (3) certain transfers to partners or members of a partnership or limited liability company not requiring a filing under Section 16(a) of the Exchange Act; (4) transfers by operation of law not requiring a filing under Section 16(a) of the Exchange Act; (5) in any exchange of units and a corresponding number of shares of our Class B common stock into or for shares of our Class A common stock; (6) pursuant to a third party tender offer or a merger involving a change of control of us occurring after this offering that has been approved by our board of directors; (7) pursuant to the exercise of options to purchase common stock under stock option or incentive plans disclosed in this prospectus; (8) transfers to us pursuant to the “cashless” exercise of options or for satisfying any withholding taxes; (9) transfers to us in connection with the termination of service of an employee; (10) in connection with the Organizational Transactions; and (11) the establishment of a trading plan meeting the requirements of Rule 10b5-1 under the Exchange Act; (12) with respect to DriveTime Sales and Finance Company LLC and Ernest Garcia, II, a transfer or distribution to DriveTime Sales and Finance Company LLC’s direct or indirect members or other beneficial owners (including through a dividend by DriveTime Automotive Group, Inc.) and/or transfer or contribution to any entity controlled by such members or beneficial owners; (13) with respect to Ernest Garcia, II, a transfer pursuant to an option to purchase certain Class C Preferred Units of Carvana Group, LLC granted to a third party; and (14) with respect to us, (a) the issuance of Class A common stock to the underwriters pursuant to this offering, (b) the issuance of shares and options to purchase shares of Class A common stock pursuant to certain equity incentive plans, (c) the issuance of Class A common stock upon exercise of stock options issued under certain equity incentive plans or upon the vesting, exercise or conversion of warrants or convertible securities and (d) the issuance of up to 10% of the number of shares of Class A common stock outstanding as of the closing date of this initial public offering in connection with an acquisition or business combination.

Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. may, in their sole discretion and at any time or from time to time, without notice, release all or any portion of the shares or other securities subject to the lock-up agreements. Any determination to release any shares or other securities subject to the lock-up agreements would be based on a number of factors at the time of determination, which may include the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or other transfer.

Listing

Our Class A common stock has been approved for listing on the NYSE under the symbol “CVNA.”

Stabilization

In order to facilitate this offering of our Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our Class A common stock. Specifically, the underwriters may sell more shares of Class A common stock than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of Class A common stock available for purchase by the underwriters under the option to purchase additional shares. The underwriters may close out a covered short sale by exercising their option to purchase additional shares or purchasing Class A common stock in the open market. In determining the source of Class A common stock to close out a covered short sale, the underwriters may consider, among other things, the market price of Class A common stock compared to the price payable under the option to purchase additional shares. The underwriters may also sell shares of Class A common stock in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after the date of pricing of this offering that could adversely affect investors who purchase in this offering.

As an additional means of facilitating this offering, the underwriters may bid for, and purchase, Class A common stock in the open market to stabilize the price of our Class A common stock, so long as stabilizing bids do not exceed a specified maximum. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing Class A common stock in this offering if the underwriting syndicate repurchases previously distributed Class A common stock to cover syndicate short positions or to stabilize the price of the Class A common stock.

The foregoing transactions, if commenced, may raise or maintain the market price of our Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock.

The foregoing transactions, if commenced, may be effected on the NYSE or otherwise. Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of these transactions and these transactions, if commenced, may be discontinued at any time without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of Class A our common stock.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the Class A common stock offered by this prospectus for sale, at the initial public offering price, through a directed share program to our non-employee directors, certain of our vendors as well as certain individuals who are friends of certain Class A Unit holders. There can be no assurance that any of the reserved shares of Class A common stock will be so purchased. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction as described above. The number of shares of Class A common stock available for sale to the general public in this offering will be reduced to the extent that the reserved shares of Class A common stock are purchased in the directed share program. Any reserved shares of Class A common stock not purchased through the directed share program will be offered to the general public on the same basis as the other shares of Class A common stock offered hereby.

Discretionary Accounts

The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of shares of Class A common stock offered by them.

Pricing of this Offering

Prior to this offering, there has been no public market for our Class A common stock. Consequently, the initial public offering price for our Class A common stock will be determined between us and the representatives of the underwriters. We and the representatives expect to consider a number of factors, including:

•	prevailing market conditions;

•	our results of operations and financial condition;

•	financial and operating information and market valuations with respect to other companies that we and the representatives of the underwriters believe to be comparable or similar to us;

•	the present state of our development; and

•	our future prospects.

An active trading market for our Class A common stock may not develop. It is possible that the market price of our Class A common stock after this offering will be less than the initial public offering price.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Citigroup Global Markets Inc., one of the underwriters, is acting as financial advisor to DriveTime, a company controlled by Ernest Garcia, II, our controlling shareholder, who is also the father of our Chief Executive Officer, in its consideration of strategic alternatives, including its potential sale. In addition, certain of the underwriters and their respective affiliates may have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or may in the future receive customary fees, commissions and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities or instruments of us or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Sales Outside the United States

No action has been or will be taken in any jurisdiction (except in the United States) that would permit an initial public offering of the Class A common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Class A common stock in any jurisdiction where action for that purpose is required. Accordingly, the Class A common stock may not be offered or sold, directly or indirectly, and neither of this prospectus nor any other offering material or advertisements in connection with the Class A common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the underwriters may arrange to sell Class A common stock offered by this prospectus in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of any shares of Class A common stock which are the subject of the offering contemplated by this prospectus, the Shares, may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives of the underwriters; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (including the 2010 PD Amending Directive, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive, or qualified investors, that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This offering memorandum and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

The distribution of this prospectus in the United Kingdom to anyone not falling within the above categories is not permitted and may contravene the Financial Services and Markets Act of 2000. No person falling outside those categories should treat this prospectus as constituting a promotion to him, or act on it for any purposes whatever. Recipients of this prospectus are advised that we, the underwriters and any other person that communicates this prospectus are not, as a result solely of communicating this prospectus, acting for or advising them and are not responsible for providing recipients of this prospectus with the protections which would be given to those who are clients of any aforementioned entities that is subject to the Financial Services Authority Rules.

France

This prospectus (including any amendment, supplement or replacement thereto) have not been approved either by the Autorité des Marchés Financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des Marchés Financiers; no security has been offered or sold and will be offered or sold, directly or indirectly, to the public in France within the meaning of Article L. 411-1 of the French Code Monétaire et Financier except to permitted investors, or Permitted Investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier; none of this prospectus or any other materials related to the offer or information contained therein relating to our securities has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any securities acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht — BaFin) nor any other German authority has been notified of the intention to distribute the securities in Germany. Consequently, the securities may not be distributed in Germany by way of public offering, public advertisement or in any similar manner AND THIS DOCUMENT AND ANY OTHER DOCUMENT RELATING TO THE OFFERING, AS WELL AS INFORMATION OR STATEMENTS CONTAINED THEREIN, MAY NOT BE SUPPLIED TO THE PUBLIC IN GERMANY OR USED IN CONNECTION WITH ANY OFFER FOR SUBSCRIPTION OF THE SECURITIES TO THE PUBLIC IN GERMANY OR ANY OTHER MEANS OF PUBLIC MARKETING. The securities are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Switzerland

This document does not constitute a prospectus within the meaning of Art. 652a of the Swiss Code of Obligations. The shares of Class A common stock may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Neither this document nor any other offering materials relating to the shares of Class A common stock may be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offer of the shares of Class A common stock in Switzerland.

This prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (CO) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for our securities, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Japan

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

                securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law; or

•	as specified in Section 276(7) of the SFA.

Greece

The securities have not been approved by the Hellenic Capital Markets Commission for distribution and marketing in Greece. This document and the information contained therein do not and shall not be deemed to constitute an invitation to the public in Greece to purchase the securities. The securities may not be advertised, distributed, offered or in any way sold in Greece except as permitted by Greek law.

Dubai International Finance Centre

This prospectus relates to an Exempt Offer in accordance with the Markets Rules of the Dubai Financial Services Authority. This prospectus is intended for distribution only to Professional Clients who are not natural persons. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial adviser.

LEGAL MATTERS

The validity of the Class A common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain attorneys of Kirkland & Ellis LLP may purchase shares of our Class A common stock in this offering through the directed share program, which is more fully discussed under the caption “Underwriting.” Certain legal matters will be passed upon for the underwriters by Davis Polk  & Wardwell LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements of Carvana Group, LLC for the years ended December 31, 2016, 2015 and 2014 and as of December 31, 2016 and 2015, included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in auditing and accounting.

The financial statement of Carvana Co. as of December 31, 2016 included in this prospectus and elsewhere in the registration statement has been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our Class A common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement and the attached exhibits. You will find additional information about us and our Class A common stock in the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents.

You may read and copy the registration statement, the related exhibits and other information we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Room at prescribed rates. You may obtain information regarding the operation of the Public Reference Room by calling 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about companies like us, who file electronically with the SEC. The address of that website is www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink.

Upon the effectiveness of the registration statement, we will be subject to the reporting, proxy and information requirements of the Exchange Act, and will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s Public Reference Room and the website of the SEC referred to above, as well as on our website, www.carvana.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our Class A common stock. We will furnish our stockholders with annual reports containing audited financial statements and quarterly reports containing unaudited interim financial statements for each of the first three quarters of each year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Carvana Co.

We have audited the accompanying balance sheet of Carvana Co. (a Delaware corporation) (the “Company”) as of December 31, 2016. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Carvana Co. as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Phoenix, Arizona

February 28, 2017

CARVANA CO.

BALANCE SHEET

December 31, 2016
ASSETS
Total assets	$—

Commitments and contingencies

STOCKHOLDER’S EQUITY
Common stock $0.001 par value per share, 1,000 shares authorized, none issued or outstanding	$—

Total stockholder’s equity	$—

The accompanying notes are an integral part of this balance sheet.

CARVANA CO.

NOTES TO BALANCE SHEET

1.	Organization

Carvana Co. (the “Company”) was formed as a Delaware corporation on November 29, 2016. The Company was formed for the purpose of completing a public offering and related transactions in order to carry on the business of Carvana Group, LLC.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The balance sheet is presented in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, comprehensive income, changes in stockholder’s equity, and cash flows have not been presented because there have been no activities in this entity as of December 31, 2016.

3.	Common Stock

The Company is authorized to issue 1,000 shares of common stock, par value $0.001 per share, none of which have been issued or are outstanding.

4.	Subsequent Events

The Company has evaluated subsequent events through February 28, 2017, the date that this financial statement was available to be issued. For purposes of this financial statement, the Company has not evaluated any subsequent events after this date.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Carvana Group, LLC

We have audited the accompanying consolidated balance sheets of Carvana Group, LLC and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, members’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Carvana Group, LLC and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Phoenix, Arizona

February 28, 2017

CARVANA GROUP, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except units)

	December 31, 2015	December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$43,134	$39,184
Restricted cash	2,115	10,266
Accounts receivable, net	2,861	5,692
Finance receivables held for sale, net	—	24,771
Receivables due from related party	1,531	—
Vehicle inventory	68,038	185,506
Other current assets	1,539	9,822

Total current assets	119,218	275,241
Property and equipment, net	16,794	60,592

Total assets	$136,012	$335,833

LIABILITIES, TEMPORARY EQUITY & MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$7,070	$28,164
Accounts payable due to related party	21,436	1,884
Floor plan facility	42,302	165,313
Current portion of notes payable	—	1,057

Total current liabilities	70,808	196,418
Notes payable, excluding current portion	—	4,404

Total liabilities	70,808	200,822

Commitments and contingencies (Note 12)
Temporary equity — Class C redeemable preferred units — 14,051,214 and 43,089,005 units authorized and outstanding as of December 31, 2015 and December 31, 2016, respectively	68,025	250,972

Members’ equity (deficit):
Class A Units — 103,286,258 units authorized and outstanding as of December 31, 2015 and December 31, 2016	59,654	59,654
Class B Units — 5,645,000 and 6,740,500 units authorized and outstanding as of December 31, 2015 and December 31, 2016, respectively	—	—

Accumulated deficit	(62,475)	(175,615)

Total members’ equity (deficit)	(2,821)	(115,961)

Total liabilities, temporary equity & members’ equity (deficit)	$136,012	$335,833

The accompanying notes are an integral part of these consolidated financial statements.

CARVANA GROUP, LLC AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except per unit data)

	Years Ended December 31,
	2014	2015	2016
Sales and operating revenues:
Used vehicle sales, net	$41,123	$124,972	$341,989
Wholesale vehicle sales	522	3,743	10,163
Other sales and revenues, including $0, $0 and $460 from related parties	34	1,677	12,996

Net sales and operating revenues	41,679	130,392	365,148
Cost of sales	42,103	129,046	345,951

Gross (loss) profit	(424)	1,346	19,197
Selling, general and administrative expenses	14,684	36,678	108,676
Interest expense	108	1,412	3,587
Other expense, net	22	36	46

Net loss	$(15,238)	$(36,780)	$(93,112)

Net loss attributable to Class A Units	$(15,238)	$(40,275)	$(113,695)

Net loss per Class A Unit, basic and diluted	$(0.17)	$(0.42)	$(1.10)

Weighted-average Class A Units outstanding, basic and diluted	91,522	96,582	103,286

The accompanying notes are an integral part of these consolidated financial statements.

CARVANA GROUP, LLC AND SUBSIDIARIES

Consolidated Statements of Members’ Equity (Deficit)

(In thousands, except units)

	Class A		Class B		Accumulated Deficit	Total Members’ Equity (Deficit)
	Units	Amount	Units	Amount
Balance, December 31, 2013	90,000,000	$20,944	—	$—	$(7,452)	$13,492
Contributions from members	—	22,243	—	—	—	22,243
Net loss	—	—	—	—	(15,238)	(15,238)

Balance, December 31, 2014	90,000,000	43,187	—	—	(22,690)	20,497
Exchange of note payable for Class A Units	11,764,706	50,000	—	—	—	50,000
Dividends paid	—	(33,533)	—	—	—	(33,533)
Class A Unit dividends paid	1,521,552	—	—	—	—	—
Unit-based compensation expense	—	—	—	—	490	490
Issuance of Class B Units	—	—	5,650,000	—	—	—
Cancellation of Class B Units	—	—	(5,000)	—	—	—
Accrued return on Class C Redeemable Preferred Units	—	—	—	—	(3,495)	(3,495)
Net loss	—	—	—	—	(36,780)	(36,780)

Balance, December 31, 2015	103,286,258	59,654	5,645,000	—	(62,475)	(2,821)
Unit-based compensation expense	—	—	—	—	555	555
Issuance of Class B Units	—	—	1,313,000	—	—	—
Cancellation of Class B Units	—	—	(217,500)	—	—	—
Accrued return on Class C Redeemable Preferred Units	—	—	—	—	(20,583)	(20,583)
Net loss	—	—	—	—	(93,112)	(93,112)

Balance, December 31, 2016	103,286,258	$59,654	6,740,500	$—	$(175,615)	$(115,961)

The accompanying notes are an integral part of these consolidated financial statements.

CARVANA GROUP, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	For the Years Ended December 31,
	2014	2015	2016
Cash Flows from Operating Activities:
Net loss	$(15,238)	$(36,780)	$(93,112)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	1,705	2,800	4,658
Provision for bad debt and valuation allowance	—	299	1,348
Gain on loan sales, including $0, $0 and $269 from a related party	—	—	(7,446)
Unit-based compensation expense	—	490	555
Originations of finance receivables	(24,012)	(80,070)	(224,169)
Proceeds from sale of finance receivables	—	—	269,262
Proceeds from sale of finance receivables to related party	23,765	79,362	13,015
Purchase of finance receivables from related party	—	—	(74,589)
Changes in assets and liabilities:
Accounts receivable	(450)	(2,711)	(3,492)
Vehicle inventory	(17,387)	(41,667)	(117,468)
Other assets	(169)	(789)	(7,157)
Accounts payable and accrued liabilities	1,625	4,122	17,922
Accounts payable to related party	—	21,436	(19,552)

Net cash used in operating activities	(30,161)	(53,508)	(240,225)
Cash Flows from Investing Activities:
Purchases of property and equipment	(3,768)	(13,950)	(39,539)
Change in restricted cash	—	(2,115)	(8,151)

Net cash used in investing activities	(3,768)	(16,065)	(47,690)
Cash Flows from Financing Activities:
Proceeds from floor plan facility	5,619	125,080	410,562
Payments on floor plan facility	—	(88,397)	(287,551)
Payments on notes payable	—	—	(284)
Proceeds from note payable to related party	11,752	50,000	—
Payment of note payable to related party	—	(11,752)	—
Payments of debt issuance costs	—	(150)	(728)
Proceeds from issuance of Class C redeemable preferred units	—	65,000	162,446
Class C redeemable preferred units issuance costs	—	(470)	(82)
Payments of costs related to planned initial public offering	—	—	(398)
Contributions from members	22,243	—	—
Dividends paid	—	(33,533)	—

Net cash provided by financing activities	39,614	105,778	283,965

Net increase (decrease) in cash and cash equivalents	5,685	36,205	(3,950)
Cash and cash equivalents at beginning of period	1,244	6,929	43,134

Cash and cash equivalents at end of period	$6,929	$43,134	$39,184

Supplemental cash flow information:
Cash payments for interest to third parties	$14	$626	$2,855
Cash payments for interest to related parties	$80	$617	$30
Non-cash investing and financing activities:
Capital expenditures included in accounts payable and accrued liabilities	$—	$—	$3,172
Capital expenditures financed through notes payable	$—	$—	$5,745
Costs related to planned initial public offering included in accrued liabilities	$—	$—	$879
Accrual of return on Class C redeemable preferred units	$—	$3,495	$20,583
Note payable to related parties exchanged for Class A Units	$—	$50,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

CARVANA GROUP, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF BUSINESS

Carvana Group, LLC and its wholly-owned subsidiaries (the “Company”) is a leading eCommerce platform for buying used cars. The Company is transforming the used car buying experience by giving consumers a wide selection, great value and quality, transparent pricing and a simple, no pressure transaction. Using the Company’s website, consumers can research and identify a vehicle, inspect it using the Company’s proprietary 360-degree vehicle imaging technology, obtain financing and warranty coverage, purchase the vehicle, and schedule delivery or pick-up, all from their desktop or mobile devices.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company was formed as an Arizona limited liability company by DriveTime Automotive Group, Inc. (together with its subsidiaries and affiliates “DriveTime”) and commenced operations in 2012. On March 10, 2015, the Company converted to a Delaware limited liability company. Prior to November 1, 2014, the Company was a wholly-owned subsidiary of DriveTime. On November 1, 2014 (the “Distribution Date”), DriveTime distributed its member units in the Company to the unit holders of DriveTime on a pro rata basis (the “Distribution”). The Company has accounted for the Distribution as a spinoff transaction in accordance with ASC 505-60, Equity — Spinoffs and Reverse Spinoffs and has reflected assets and liabilities before and after the Distribution Date at their historical basis. For purposes of presenting outstanding units, it is assumed that the conversion of the Company’s member units to Class A Units had occurred for all periods presented and therefore the authorized and outstanding Class A units have been adjusted to reflect the conversion of member units to Class A Units that took place on March 24, 2015.

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany balances and transactions have been eliminated. Prior to the Distribution Date, the historical consolidated financial statements included expense allocations related to certain functions provided by DriveTime, including, but not limited to, general corporate expenses related to accounting and finance, human resources, payroll and benefits, equipment, corporate communications, software and production. These expenses have been allocated to the Company based on direct usage or benefit where identifiable, with the remainder allocated on a pro rata basis determined by management. Management considers the basis on which the expenses have been allocated to reasonably reflect the utilization of the services provided to, or the benefit received by, the Company for all periods presented prior to the Distribution Date. The allocations may not, however, reflect the expenses the Company would have incurred as an independent company for the periods presented prior to the Distribution Date. Actual costs that may have been incurred if the Company had been a stand-alone entity would depend on a number of factors, including the organizational structure, whether functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and infrastructure. The Company is unable to determine the amount of costs that would have been incurred had the Company been independent.

The Company reviews subsidiaries and affiliates, as well as other entities, to determine if it should be considered variable interest entities (“VIE”s), and whether it should change the consolidation determinations based on changes in its characteristics. The Company considers an entity a VIE if its equity investors own an interest therein that lacks the characteristics of a controlling financial interest or if such investors do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support or if the entity is structured with non-substantive voting interests. To determine whether or not the entity is consolidated with the Company’s results, the Company also evaluates which interests are variable interests in the VIE and which party is the primary beneficiary of the VIE.

CARVANA GROUP, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Liquidity

The accompanying consolidated financial statements of the Company have been prepared in conformity with U.S. GAAP, which contemplate continuation of the Company as a going concern. The Company generated negative cash flows from operations of approximately $30.2 million, $53.5 million and $240.2 million for the years ended December 31, 2014, 2015 and 2016, respectively, and generated net losses of approximately $15.2 million, $36.8 million and $93.1 million for the years ended December 31, 2014, 2015 and 2016, respectively. From inception, the Company has funded operations through the sales of Class A Units and Class C Redeemable Preferred Units, capital contributions from DriveTime and short-term funding from the Company’s majority owner. The Company has historically funded vehicle inventory purchases through its Floor Plan Facility described in further detail in Note 7 — Debt Instruments and has approximately $34.7 million available under the Floor Plan Facility to fund future vehicle inventory purchases as of December 31, 2016. On February 27, 2017, the Company entered into a $50.0 million credit facility with Verde Investments, Inc., an affiliate of DriveTime, (“Verde”) (the “Credit Facility”), which can be used for general working capital requirements. Management believes that it has the ability to obtain additional debt or equity financing, if required, and has historically been able to do so. Management also believes that current working capital, borrowings available under the Credit Facility and future equity or debt financing will provide the Company with sufficient capital to fund operations for at least one year from the financial statement issuance date. There is no assurance that the Company would be able to obtain sufficient additional funds when needed or that such funds, if available, will be obtainable on terms satisfactory to the Company. If the Company is unable to raise sufficient capital, management could reduce planned capital expenditures, slow its planned expansion into new markets, reduce general and administrative spending and pursue other opportunities to allow the Company to fund its operations for at least one year from the financial statement issuance date.

Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. Certain accounting estimates involve significant judgments, assumptions and estimates by management that have a material impact on the carrying value of certain assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of income and expenses during the reporting period, which management considers to be critical accounting estimates. The judgments, assumptions and estimates used by management are based on historical experience, management’s experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ materially from these judgments and estimates, which could have a material impact on the carrying values of the Company’s assets and liabilities and the results of operations.

Significant items subject to estimates and assumptions include inventory valuation, fair value measurements, reserves for sales returns, allowances for bad debt, valuation allowances for finance receivables held for sale and unit-based compensation. Estimates used in deriving these amounts are described in the footnotes herein. Actual results could differ from these estimates.

Comprehensive Loss

During the years ended December 31, 2014, 2015 and 2016, the Company did not have any other comprehensive income and, therefore, the net loss and comprehensive loss were the same for all periods presented.

Cash and Cash Equivalents

The Company has cash deposits and cash equivalents deposited in or managed by major financial institutions. Cash equivalents include highly liquid investment instruments with original maturities of three months or less, and consist primarily of money market funds. At times the related amounts are in excess of the amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses with these financial institutions and does not believe it represents significant credit risk.

Restricted Cash

The restricted cash includes the deposit required under the Company’s Floor Plan Facility, which is 5% of the outstanding floor plan facility principal balance, as explained in Note 7 — Debt Instruments and amounts held as restricted cash as required under letter of credit agreements, as explained in Note 12 — Commitments and Contingencies.

Accounts Receivable, Net

Accounts receivable, net of an allowance for doubtful accounts, includes certain amounts due from third party finance providers and customers. The allowance for doubtful accounts is estimated based upon historical experience, current economic conditions and other factors and is evaluated periodically. The allowance for doubtful accounts was approximately $0.3 million and $0.6 million as of December 31, 2015 and 2016, respectively.

Finance Receivables Held for Sale, Net

Finance receivables include vehicle loans the Company originates to facilitate vehicle sales. The Company classifies these receivables as held for sale, as it does not intend to hold the finance receivables it originates to maturity. The Company sells the finance receivables it originates as explained in Note 5 — Related Party Transactions and Note 6 — Finance Receivable Sale Agreements. The Company records a valuation allowance to report finance receivables at the lower of cost or fair value. To determine the fair value of finance receivables the Company utilizes industry-standard modeling, such as discounted cash flow analysis, factoring in the Company’s historical experience, the credit quality of the underlying receivables, loss trends and recovery rates, as well as the overall economic environment. For purposes of determining the valuation allowance, finance receivables are evaluated collectively to determine the allowance as they represent a large group of smaller-balance homogeneous loans. The allowance was approximately $0.0 million and $0.2 million as of December 31, 2015 and 2016, respectively. Principal balances of finance receivables are charged-off when the Company is unable to sell the finance receivable and the related vehicle has been repossessed and liquidated or the receivable has otherwise been deemed uncollectible.

The Company has made certain representations related to the sales of finance receivables. Any significant estimated post-sale obligations or contingent obligations to the purchaser of the loans would be accrued if probable and estimable in accordance with ASC 450, Contingencies. Any such obligations are considered in our determination of the accounting for the transfers of the finance receivables under ASC Topic 860, Transfers and Servicing of Financial Assets.

Vehicle Inventory

Vehicle inventory consists of used vehicles, primarily acquired at auction. Direct and indirect vehicle reconditioning costs including parts and labor, inbound transportation costs and other incremental costs are capitalized as a component of inventory. Through December 31, 2015, inventory was stated at the lower

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of cost or market value. On January 1, 2016, the Company early adopted Accounting Standards Update (“ASU”) 2015-11 issued by the Financial Accounting Standards Board (“FASB”) as discussed further in “Recently Issued Accounting Pronouncements” below. This update requires inventory to be stated at the lower of cost or net realizable value. Vehicle inventory cost is determined by specific identification. Net realizable value is the estimated selling price less costs to complete, dispose and transport the vehicles. Selling prices are derived from historical data and trends, such as sales price and inventory turn times of similar vehicles, as well as independent, market resources. Each reporting period the Company recognizes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value through cost of sales in the accompanying consolidated statements of operations.

Property and Equipment

Property and equipment consists of land, buildings and improvements, transportation fleet equipment, software and furniture, fixtures and equipment and is stated at cost less accumulated depreciation and amortization. Repairs and maintenance costs that extend the life or utility of an asset are also capitalized. Ordinary repairs and maintenance are charged to expense as incurred. Costs incurred during construction are capitalized as construction in progress and reclassified to the appropriate fixed asset categories when the project is completed. Costs incurred during the preliminary project planning phase are charged to expense as incurred.

The Company capitalizes direct costs of materials and services consumed in developing or obtaining internal use software. The Company also capitalizes payroll and payroll-related costs for employees who are directly associated with and who devote time to the development of software products for internal use, to the extent of the time spent directly on the project. Capitalization of costs begins during the application development stage and ends when the software is available for general use. Costs incurred during the preliminary project and post-implementation stages are charged to expense as incurred.

Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Buildings and improvements	5-30 years
Transportation fleet equipment	5-8 years
Software	3 years
Furniture, fixtures and equipment	3-5 years

Buildings and improvements are depreciated using the straight-line method over the lesser of the remaining lease term or the estimated useful life of the asset.

Management reviews long-lived assets for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Company recognizes impairment when the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value of the asset. See Note 3 — Property and Equipment, Net for additional information on property and equipment.

Revenue Recognition

Revenue consists of used vehicle sales, wholesale vehicle sales and other sales and revenues. The Company recognizes revenue when the earnings process is complete.

Used Vehicle Sales

The Company sells used vehicles directly to its customers through its website. Revenue from used vehicle sales is recognized upon delivery, when the sales contract is signed and the purchase price has been

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

received or financing has been arranged. Used vehicle sales revenue is recognized net of a reserve for returns, which is estimated using historical experience and trends. Revenues exclude any sales taxes that are collected from customers.

Wholesale Vehicle Sales

The Company sells vehicles to wholesalers. These vehicles are primarily from customers who trade-in their existing vehicles when making a used vehicle purchase that do not meet the Company’s quality standards to list and sell through its website. Revenue from wholesale vehicle sales is recognized when the vehicle is sold at auction or directly to a wholesaler.

Other Sales and Revenues

Other sales and revenues include commissions on vehicle service contracts (“VSCs”), gains on the sales of finance receivables, interest income received on finance receivables prior to selling them to investors and delivery fee revenues charged to customers taking delivery of the purchased used vehicle outside the Company’s free delivery area. The Company sells and receives a commission on VSCs. Prior to December 9, 2016, the VSCs were sold and administered by third parties. On December 9, 2016, the Company entered into a master dealer agreement with DriveTime, pursuant to which the Company sells VSCs that DriveTime administers. The Company recognizes commission revenue at the time of sale, net of a reserve for estimated contract cancellations. The reserve for cancellations is estimated based upon historical experience and recent trends and is reflected as a reduction of other sales and revenues on the accompanying consolidated statements of operations and a component of accounts payable and accrued liabilities on the accompanying consolidated balance sheets.

The Company originates finance receivables to facilitate the sale of used vehicles and sells them to both third parties and to a lesser extent related parties. Any unsold finance receivables at the end of the reporting period are reported net of a valuation allowance as finance receivables held for sale on the accompanying consolidated balance sheets. Interest income is recognized when the Company receives periodic payments contractually due from customers prior to selling the underlying finance receivable.

The Company accounts for the sale of finance receivables in accordance with ASC Topic 860, Transfers and Servicing of Financial Assets. ASC 860 states that a transfer of an entire financial asset, a group of entire financial assets, or a participating interest in an entire financial asset in which the transferor surrenders control over those financial assets is accounted for as a sale only if all of the following conditions are met:

•	The transferred financial assets have been isolated from the transferor — put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

•

Each transferee has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or third-party holder of its beneficial interests) from taking advantage of its right to pledge or exchange the asset and provides more than a trivial benefit to the transferor.

•

The transferor, its consolidated affiliates included in the financial statements being presented or its agents do not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets.

For the years ended December 31, 2014, 2015 and 2016, all transfers of finance receivables met the requirements for sale treatment. The Company records the gain or loss on the sale of a finance receivable at the sale date, which is contingent upon cash receipt, in an amount equal to the net proceeds received less the carrying amount of the finance receivable.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cost of Sales

Cost of sales includes the cost to acquire used vehicles and direct and indirect vehicle reconditioning costs associated with preparing the vehicles for resale. Vehicle reconditioning costs include parts, labor, inbound transportation costs and other incremental costs, which are allocated to inventory via specific identification and standard costing. The Company has certain inventory that does not meet its specifications to sell to customers and disposes of this inventory through sales at auction or through other channels. The cost of these disposals are recorded on a net basis in cost of sales. Cost of sales also includes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses primarily include payroll and benefits, other than those related to reconditioning vehicles, as well as advertising, depreciation expense, unit-based compensation expense, facilities costs other than those related to reconditioning vehicles, technology expenses, fulfillment and other administrative expenses.

Advertising Costs

Advertising costs are expensed as incurred and are included in SG&A expenses on the accompanying consolidated statements of operations. Advertising expense was approximately $4.1 million, $10.7 million and $27.0 million during the years ended December 31, 2014, 2015 and 2016, respectively.

Unit-Based Compensation

The Company classifies unit-based awards granted in exchange for services as either equity awards or as liability awards. The classification of an award as either an equity award or a liability award is generally based upon cash settlement options. Unit-based compensation expense for equity and liability awards is measured based on the fair value of the award at the grant date. Each reporting period, the Company recognizes compensation expense based on the change in fair value of the liability award immediately for vested awards and over the remaining service period for unvested awards. Each reporting period the Company recognizes the change in fair value of awards issued to non-employees as expense. The Company recognizes unit-based compensation expense of equity awards on a straight-line basis over the award’s requisite service period, which is generally the vesting period of the award, based on the grant-date fair value of the award. For equity and liability awards earned based on performance or upon occurrence of a contingent event, when and if the awards will be earned is estimated. If an award is not considered probable of being earned, no amount of unit-based compensation is recognized. If the award is deemed probable of being earned, related compensation expense is recorded over the estimated service period. To the extent the estimate of awards considered probable of being earned changes, the amount of unit-based compensation expense recognized will also change. As discussed below, the Company adopted ASU 2016-09, Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”) on January 1, 2016 and elected to recognize forfeitures as they occur.

Prior to the adoption of ASU 2016-09, the Company was required to estimate forfeitures at the time of grant and revised those estimates in subsequent periods if actual forfeitures differed from its estimates. The differences were recorded as a cumulative adjustment in the period the estimates were revised.

See Note 10 — Unit-Based Compensation for additional information on unit-based compensation.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Shipping and Handling Fees and Costs

Transportation fees billed to customers that take delivery of the purchased used vehicle outside the Company’s free delivery area are a component of other sales and revenues in the accompanying consolidated statements of operations. Third party transportation costs related to these deliveries were approximately $0.1 million, $0.2 million and $0.4 million during the years ended December 31, 2014, 2015 and 2016, respectively, and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Defined Contribution Plan

The Company sponsors a qualified 401(k) retirement plan (defined contribution plan) for its employees. The plan covers substantially all employees having no less than 31 days of service, who have attained the age of 18 and work at least 1,000 hours per year. Participants may voluntarily contribute to the plan up to the maximum limits established by Internal Revenue Service regulations. The Company provides matching contributions of 40% on the first 6% of an employee’s contribution, which vests evenly over the employee’s initial five-year service period. Employer contributions to the plan, net of forfeitures, were approximately $0.0 million, $0.1 million and $0.3 million for the years ended December 31, 2014, 2015 and 2016, respectively. Employer contributions are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Fair Value Measurements

The fair value of financial instruments is based on estimates using quoted market prices, discounted cash flows or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and the estimated timing and amount of future cash flows. Therefore, the estimates of fair value may differ substantially from amounts that ultimately may be realized or paid at settlement or maturity of the financial instruments, and those differences may be material. Accordingly, the aggregate fair value amounts presented may not represent the Company’s underlying institutional value.

The Company uses the three-tier hierarchy established by U.S. GAAP, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value to determine the fair value of its financial instruments. This hierarchy indicates to what extent the inputs used in the Company’s calculations are observable in the market. The different levels of the hierarchy are defined as follows:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2:	Other than quoted prices that are observable in the market for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
Level 3:	Inputs are unobservable and reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

See Note 13 — Fair Value of Financial Instruments for additional information.

Segments

Business segments are defined as components of an enterprise about which discrete financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing operating performance. Based on the way the Company manages its

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

business, the Company has determined that it currently operates with one reportable segment. The chief operating decision maker focuses on consolidated results in assessing operating performance and allocating resources. Furthermore, the Company offers similar products and services and uses similar processes to sell those products and services to similar classes of customers throughout the United States (“U.S.”). All revenue is generated and all assets are held in the U.S. for all periods presented.

Income Taxes

The Company is organized in Delaware as a limited liability company and treated as a partnership for U.S. federal and state income tax purposes. The Company is not subject to income taxes and passes through consolidated taxable income to the Company’s members, allocated pursuant to the Company’s LLC Agreement, as amended and restated (the “Operating Agreement”). Accordingly, no provision for income taxes, except for any amount of entity level state tax in certain jurisdictions, has been recorded in these consolidated financial statements.

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the consolidated financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. A valuation allowance is recognized if the Company determines it is more likely than not that all or some portion of the deferred tax asset will not be realized. The Company has not established a valuation allowance as of December 31, 2015 and December 31, 2016.

The Company recognizes uncertain income tax positions when it is more-likely-than-not the position will be sustained upon examination. As of December 31, 2014, 2015 and 2016, the Company has not identified any uncertain tax positions and has not recognized any related reserves.

Adoption of New Accounting Standards

The Company adopted the following accounting standards during 2016, none of which have a material impact on its financial statements:

The Company adopted ASU 2015-02, Consolidation-Amendments to the Consolidation Analysis (“ASU 2015-02”), which amends the consolidation requirements under U.S. GAAP, changing the analysis performed by a company to determine whether it has a variable interest in an entity and when to consolidate such entities. The Company adopted this update on January 1, 2016.

The Company adopted ASU 2015-11, Simplifying the Measurement of Inventory (“ASU 2015-11”), which simplifies the subsequent measurement of inventory by replacing the lower of cost or market test with a lower of cost or net realizable value (“NRV”) test. NRV is calculated as the estimated selling price less reasonably predictable costs of completion, disposal and transportation. The Company adopted ASU 2015-11 on January 1, 2016 and it did not have a material impact on the Company’s consolidated financial statements.

The Company adopted ASU 2015-03, Imputation of Interest — Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”) and ASU 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements (“ASU 2015-15”). ASU 2015-03 and ASU 2015-15 require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with the presentation of debt discounts. ASU 2015-03 and ASU 2015-15 allow an entity to continue to defer and present debt issuance costs under a revolving debt arrangement as an asset and amortize the deferred debt issuance

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

costs ratably over the term of the revolving debt arrangement. The recognition and measurement of debt issuance costs and the amortization of debt issuance costs as interest expense is not affected by ASU 2015-03 and ASU 2015-15. The Company adopted these updates on January 1, 2016. The Company’s only debt issuance costs for periods presented relate to revolving debt arrangements and are included in other current assets on the accompanying consolidated balance sheets. Therefore, the adoption of these updates did not require retrospective adjustments and had no impact on the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). The ASU simplifies several aspects of the accounting for share-based compensation.

•

On a prospective basis, all income tax effects of awards should be recognized in the income statement as tax expense or benefit at the time that the awards vest or are settled, rather than recording excess tax benefit and certain deficiencies in additional paid in capital, and eliminates the requirement that excess tax benefits be realized through a reduction in income taxes payable before they can be recognized.

•

Awards may be classified as equity when an employer withholds the maximum amount of taxes on behalf of the employee. This aspect is to be adopted using a modified retrospective transition method, with a cumulative effect adjustment to retained earnings. The cash paid to a tax authority when shares are withheld to satisfy the tax withholding obligation should be classified as a financing activity on the statement of cash flows on a retrospective basis.

•

Companies are required to elect the method of accounting for forfeitures of share-based payments, either by recognizing such forfeitures as they occur or estimating the number of awards expected to be forfeited and adjusting such estimate when it is deemed likely to change. This aspect is to be adopted using a modified retrospective transition method, with a cumulative effect adjustment to retained earnings.

ASU 2016-09 is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2016. Early application of the ASU is permitted. The Company adopted this ASU on January 1, 2016 and it did not require any retrospective adjustments and had no impact on the Company’s consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”) which provides guidance for disclosure of uncertainties about an entity’s ability to continue as a going concern. ASU 2014-15 defines management’s responsibility to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The Company adopted this ASU on December 31, 2016 and has provided additional footnote disclosures. See “Liquidity” disclosure within this footnote.

Accounting Standards Issued But Not Yet Adopted

Since May 2014, the FASB has issued several accounting standards updates related to revenue recognition including ASC 606, Revenue From Contracts with Customers, which amends the guidance in ASC 605, Revenue Recognition, and provides a single, comprehensive revenue recognition model for all contracts with customers. These updates contain principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The entity will recognize revenue to reflect the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The updates address how entities should identify goods and services being provided to a customer, the unit of account for a principal versus agent assessment, how to evaluate

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whether a good or service is controlled before being transferred to a customer and how to assess whether an entity controls services performed by another party. These updates are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017 with early adoption permitted. The Company currently plans to adopt these updates for the fiscal year beginning January 1, 2018 and is evaluating its transition method. Based on the manner in which the Company recognizes revenue, the Company does not anticipate a material impact on its consolidated financial statements as a result of adopting these updates.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”) related to the accounting for leases. This ASU introduces a lessee model that requires a right-of-use asset and lease obligation to be presented on the balance sheet for all leases, whether operating or financing. The ASU eliminates the requirement in current U.S. GAAP for an entity to use bright-line tests in determining lease classification. Expense recognition on the income statement remains similar to current lease accounting guidance. The ASU is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018. The Company plans to adopt this ASU for its fiscal year beginning January 1, 2019. The adoption of this ASU will require the recognition of a right-of-use asset and a lease obligation for the Company’s leases (see Note 12 — Commitments and Contingencies). As of December 31, 2016, the future minimum lease payments of the Company’s operating leases totaled approximately $70.1 million.

In June 2016, the FASB issued ASU 2016-13, Financial instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which amends the guidance on the impairment of financial instruments by requiring measurement and recognition of expected credit losses for financial assets held. ASU 2016-13 is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, and earlier adoption is permitted beginning in the first quarter of fiscal 2019. The Company plans to adopt this ASU for its fiscal year beginning January 1, 2020. Finance receivables originated in connection with the Company’s vehicle sales are held for sale and are sold to third parties and related parties. As a result, the Company does not hold any finance receivables until maturity and does not expect adoption of ASU 2016-13 to have a material impact on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows — Classification of Certain Receipts and Payments (“ASU 2016-15”), which provides additional clarity on the classification of specific events on the statement of cash flows including debt prepayment and extinguishment costs, settlement of zero-coupon debt instruments, contingent consideration payments made after a business combination, proceeds from settlement of insurance claims, distributions received from equity method investees and beneficial interests in securitization transactions. The update is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The Company plans to adopt this ASU for its fiscal year beginning January 1, 2018. ASU 2016-15 requires retrospective application to all periods presented, unless retrospective application would be impracticable, in which case prospective application is permissible. The Company does not expect the adoption of ASU 2016-15 to have a material effect on its consolidated statements of cash flows.

In October 2016, the FASB issued ASU 2016-17, Interests Held through Related Parties That Are Under Common Control (“ASU 2016-17”), which updates the consolidation requirements when evaluating whether or not the entity is the primary beneficiary of a VIE with regard to interests held by related parties under common control. Under ASU 2016-17, entities will consider all indirect economic interests in a VIE held by related parties on a proportionate basis regardless of whether or not the related parties are under common control. The update is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2016, with early adoption permitted. Since the Company has adopted ASU 2015-02, ASU 2016-17 requires retrospective application to all periods presented. The Company will adopt

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this ASU for its fiscal year beginning January 1, 2017. The Company does not expect the adoption of ASU 2016-17 to have a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows — Restricted Cash (“ASU 2016-18”), which requires the statement of cash flows to include restricted cash with its cash and cash equivalents balance and a reconciliation between all cash items on the balance sheet and the balance per the statement of cash flows. In addition, changes in restricted cash related to transfers between cash, cash equivalents and restricted cash will not be presented as cash flow activities in the statement of cash flows. Entities with a material amount of restricted cash will continue to be required to disclose the nature of the restrictions. ASU 2016-18 requires retrospective application and is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The Company plans to adopt this ASU for its fiscal year beginning January 1, 2018. The Company is currently evaluating the impact on its consolidated financial statements.

NOTE 3 — PROPERTY AND EQUIPMENT, NET

The following table summarizes property and equipment, net as of December 31, 2015 and December 31, 2016 (in thousands):

	December 31, 2015	December 31, 2016
Land and site improvements	$—	$9,355
Buildings and improvements	8,018	14,750
Transportation fleet	3,942	16,520
Software	5,511	10,065
Furniture, fixtures and equipment	1,465	3,704

Total property and equipment excluding construction in progress	18,936	54,394
Less: accumulated depreciation and amortization	(5,112)	(9,752)

Property and equipment excluding construction in progress, net	13,824	44,642
Construction in progress	2,970	15,950

Property and equipment, net	$16,794	$60,592

Depreciation and amortization expense was approximately $1.7 million, $2.8 million and $4.7 million for the years ended December 31, 2014, 2015 and 2016, respectively. These amounts relate to assets associated with selling, general and administrative activities and are included as a component of selling, general and administrative expenses in the accompanying consolidated statements of operations.

The Company capitalized internal use software costs totaling approximately $1.2 million, $2.7 million and $4.4 million for the years ended December 31, 2014, 2015 and 2016, respectively, included in software and construction in progress in the table above. For the years ended December 31, 2014, 2015 and 2016, these amounts included approximately $1.0 million, $2.1 million and $3.7 million, respectively, of payroll and payroll-related costs for employees who are directly associated with and who devote time to the development of software products for internal use.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 4 — ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

The following table summarizes accounts payable and other accrued liabilities as of December 31, 2015 and December 31, 2016 (in thousands):

	December 31, 2015	December 31, 2016
Accounts payable	$341	$6,208
Sales taxes and vehicle licenses and fees	1,382	4,265
Accrued inventory costs	390	3,480
Accrued compensation and benefits	1,035	3,398
Accrued property and equipment	—	3,045
Accrued advertising costs	2,016	1,281
Other accrued liabilities	1,906	6,487

Total accounts payable and other accrued liabilities	$7,070	$28,164

NOTE 5 — RELATED PARTY TRANSACTIONS

DriveTime

As discussed in Note 2 — Summary of Significant Accounting Policies, the Company was initially formed as a wholly-owned subsidiary of DriveTime and commenced operations in 2012. Through the Distribution Date, DriveTime incurred approximately $43.1 million of costs on the Company’s behalf and charged them to the Company as capital contributions. DriveTime did not charge the Company interest on these capital contributions.

On July 21, 2015, the Company issued a $50.0 million note payable to DriveTime. The note payable accrued interest at one-month LIBOR plus 7.816% and was scheduled to mature on September 21, 2015. The proceeds from the note payable were used, in part, to fund an approximately $33.5 million dividend to Class A Unit holders on July 27, 2015. Certain of the Class A Unit holders used the proceeds from the dividend to make an approximately $33.5 million capital contribution to DriveTime in order to release the Company from its guarantees on the obligations under DriveTime’s outstanding senior secured notes.

On July 27, 2015, the Company also issued a stock dividend of 1,521,552 Class A Units to Class A Unit holders on a pro rata basis in satisfaction, together with the approximately $33.5 million cash dividend, of such Class A Unit holders’ remaining $40.0 million preference. Satisfaction of the Class A Unit holders’ preference was necessary in order to facilitate the Company’s sale of Class C redeemable preferred units (the “Class C Redeemable Preferred Units”) on July 27, 2015. The issuance of the Class A Unit dividend increased the number of Class A Units authorized and outstanding and did not impact the Company’s members’ equity (deficit).

On July 27, 2015, the Company issued 11,764,706 Class A Units to DriveTime in exchange for the cancellation of the $50.0 million note payable to DriveTime plus accrued interest.

Shared Services Agreement with DriveTime

During 2014 in connection with the Distribution, the Company and DriveTime entered into a shared services agreement whereby DriveTime historically provided certain accounting and tax, legal and compliance, information technology, telecommunications, benefits, insurance, real estate, equipment, corporate communications, software and production and other services to facilitate the transition of these services to the Company on a standalone basis (the “Shared Services Agreement”). The agreement was most recently amended and restated in February 2017 and operates on a year-to-year basis after February

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2019, with the Company having the right to terminate any or all services with 30 days’ prior written notice and DriveTime having the right to terminate certain services effective December 2017 and other services effective July 2018, in each case with 90 days prior written notice. DriveTime provides the Company with benefits, tax reporting and compliance, telecommunications and IT services under the amended agreement. Charges allocated to the Company are based on the Company’s actual use of the specific services detailed in the Shared Services Agreement. Total expenses related to the shared services agreement were approximately $0.2 million, $1.0 million and $0.7 million for the period from the Distribution Date through December 31, 2014 and for the years ended December 31, 2015 and 2016, respectively, which are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Aircraft Time Sharing Agreement

On October 22, 2015, the Company entered into an agreement to share usage of two aircraft operated by DriveTime. Pursuant to the agreement, the Company agreed to reimburse DriveTime for actual expenses for each of its flights. The agreement lasts for 12 months, with perpetual 12-month automatic renewals. Either the lessors or the lessees can terminate the lease with 30 days’ written notice. The Company reimbursed DriveTime approximately $0.1 million and $0.6 million under this agreement during the years ended December 31, 2015 and 2016, respectively.

Lease Agreements

In connection with the Distribution, the Company and DriveTime entered into a lease agreement with an initial term effective through March 2021, which governs the Company’s access to and utilization of space at various DriveTime inspection and reconditioning centers, temporary storage locations, office space and parking spaces (the “DriveTime Lease Agreement”). Lease duration varies at each location, with the earliest expiration occurring in 2019, subject to certain two consecutive one-year renewal options. As of December 31, 2016, the Company or DriveTime may terminate the leases with 90 days’ notice or 360 days’ notice, respectively, prior to the end of any renewal period.

Under the DriveTime Lease Agreement, the Company pays a monthly rental fee related to its pro rata utilization of space at each facility plus a pro rata share of each facility’s actual insurance costs and real estate taxes. The Company is additionally responsible for paying for any tenant improvements it requires to conduct its operations and its share of estimated costs incurred by DriveTime related to preparing these sites for use. As it relates to locations where the Company reconditions vehicles, the Company’s share of facility and shared reconditioning supplies expenses are calculated monthly by multiplying the actual costs for operating the inspection centers by the Company’s pro rata share of total reconditioned vehicles and parking spaces at such inspection centers in a given month. Management has determined that the costs allocated to the Company are based on a reasonable methodology and currently represent the best operational and financial option. Under lease agreements where only the Company has operations, monthly rental payments are set forth in the underlying agreements.

In December 2016, the Company entered into a lease agreement related to a vehicle inspection and reconditioning facility with Verde with an initial term of approximately 15 years. The lease agreement requires monthly rental payments and can be extended for four additional five- year periods.

Expenses related to these lease agreements are allocated based on usage to inventory and selling, general and administrative expenses in the accompanying consolidated balance sheets and statements of operations. Costs allocated to inventory are recognized as cost of sales when the inventory is sold. During the year ended December 31, 2014, total costs related to these lease agreements were approximately $0.3 million with $0.2 million and $0.1 million allocated to inventory and selling, general and

CARVANA GROUP, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

administrative expenses, respectively. During the year ended December 31, 2015, total costs related to these lease agreements were approximately $0.8 million with approximately $0.5 million and $0.3 million allocated to inventory and selling, general and administrative expenses, respectively. During the year ended December 31, 2016, total costs related to these lease agreements were approximately $2.8 million with approximately $1.9 million and $0.9 million allocated to inventory and selling, general and administrative expenses, respectively. The Company was also charged approximately $0.8 million by DriveTime related to direct labor costs associated with vehicle reconditioning during the year ended December 31, 2014, which is reflected in cost of sales when the related vehicle is sold.

Corporate Office Leases

The Company paid a monthly rental fee for its use of space at DriveTime’s corporate headquarters through December 2015, at which time this agreement terminated. In November 2015, the Company entered into a new lease agreement with Verde (the “Office Lease”) and relocated its headquarters in December 2015. The monthly rental fees for the corporate headquarters incurred from DriveTime for the years ended December 31, 2014 and December 31, 2015 were approximately $0.1 million and $0.3 million, respectively. The rent expense incurred related to the Office Lease for the years ended December 31, 2015 and December 31, 2016 were approximately $0.1 million and $0.9 million, respectively. In December 2016, Verde sold the building and assigned the Office Lease to a third party.

Vehicle Inventory Purchases

Prior to the Distribution, inventory purchases were treated as a capital contribution from DriveTime. From the Distribution Date through July 2015, DriveTime purchased inventory on behalf of the Company and charged interest at 5.6% on the unpaid balance. During the year ended December 31, 2014 and 2015, the Company incurred interest expense of approximately $0.1 million and $0.6 million, respectively, under this arrangement. From July 2015 through September 2016, the Company purchased vehicle inventory under DriveTime’s auction numbers under a non-interest bearing agreement requiring periodic repayments. Vehicles purchased under this agreement were acquired by the Company at DriveTime’s cost of the vehicles purchased with no markup. Beginning October 1, 2016, the Company purchased its vehicle inventory independently and made the payments itself through its vehicle inventory financing and security agreement. See Note 7 — Debt Instruments for further information.

Floor Plan Facility

In October 2014, DriveTime entered into a vehicle inventory financing and security agreement (the “Floor Plan Facility”) and a cross collateral, cross default and guaranty agreement (the “Cross Collateral Agreement”) with Ally Bank and Ally Financial (collectively, “Ally”) secured by DriveTime and the Company’s vehicle inventory. The facility provided for up to $20.0 million of available credit, and the interest rate under the facility was based on the one month LIBOR rate plus 3.10%. The Company was removed as a party to the Cross Collateral Agreement in July 2015, and the Floor Plan Facility was amended and restated in July 2015 to remove DriveTime. Refer to Note 7 — Debt Instruments for further information.

Repurchase of Finance Receivables from DriveTime

On January 20, 2016, the Company repurchased approximately $72.4 million of finance receivables from DriveTime related to loans the Company originated and previously sold under the terms of the DriveTime receivable purchase agreement (the “Finance Receivable Purchase Agreement with DriveTime”) discussed below for a price of approximately $74.6 million. Such receivables were immediately sold by the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company to third party purchasers under the transfer and note purchase and security agreements for a price of approximately $74.6 million. See Note 6 — Finance Receivable Sale Agreements for further information about the Transfer Agreements and Note Purchase and Security Agreements.

Finance Receivable Purchase Agreements with DriveTime

From the beginning of 2013 to June 2014, the Company had an agreement with DriveTime, whereby each month DriveTime purchased certain finance receivables that the Company originated. All receivables sold under this arrangement were sold at par. For the period from January 2014 to May 2014, DriveTime purchased $5.7 million in loans under this arrangement.

In June 2014, the Company entered into the DriveTime Receivable Purchase Agreement to sell DriveTime finance receivables that the Company originates in conjunction with the sale of vehicles. During the period from June 2014 through December 31, 2015, the Company sold all of its finance receivables to DriveTime at par under this arrangement and recognized no gain or loss on the sales. As of December 31, 2015, the Company had approximately $1.5 million in receivables due from DriveTime for the sales of finance receivables included as receivables due from related party on the accompanying consolidated balance sheet. During the year ended December 31, 2016, DriveTime purchased a portion of the finance receivables the Company originated representing approximately $11.5 million of gross outstanding principal balance, resulting in a gain on loan sale from related party of approximately $0.3 million. As of December 31, 2016, DriveTime is not obligated to make any additional purchases under the agreement.

Master Dealer Agreement

In December 2016, the Company entered into a master dealer agreement with DriveTime, pursuant to which the Company may sell VSCs to customers purchasing a vehicle from the Company, which VSCs are subsequently administered by DriveTime. The Company earns a commission on each VSC sold to its customers. During the year ended December 31, 2016, the Company recognized approximately $0.2 million of commissions earned on VSCs sold by DriveTime. The commission earned on the sale of these VSCs is included in other sales and revenues from related parties in the accompanying consolidated statement of operations.

Loan from Ernest Garcia, II

The Company entered into a loan and security agreement with Ernest Garcia, II (“Mr. Garcia”), a related party, of $10.0 million on March 31, 2016, as described in Note 7 — Debt Instruments.

Sales of Series C Redeemable Preferred Units

On July 27, 2015, the Company issued and sold 14,051,214 Class C redeemable preferred units (the “Class C Redeemable Preferred Units”) for $65.0 million to CVAN Holdings, LLC.

On April 27, 2016, the Company issued and sold 18,300,293 Class C Redeemable Preferred Units for $100.0 million to Mr. Garcia.

On July 12, 2016, the Company issued and sold 8,597,319 Class C Redeemable Preferred Units for $50.0 million to CVAN Holdings, LLC.

On December 9, 2016, the Company issued and sold 468,000 Class C Redeemable Preferred Units for approximately $2.7 million to the 2014 Fidel Family Trust.

Refer to Note 8 — Class C Redeemable Preferred Units for additional information.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vehicle Inventory Transfer to DriveTime

During the year ended December 31, 2016, the Company transferred used vehicle inventory with a carrying value of approximately $4.9 million to DriveTime to dispose of used vehicle inventory that no longer met the Company’s inventory specifications. The Company recorded a loss of approximately $0.8 million related to this disposal, which is included in cost of sales on the accompanying consolidated statement of operations.

Accounts Payable Due to Related Party

Amounts payable to DriveTime under the agreements explained above, as well as invoices DriveTime initially paid on behalf of the Company for general and administrative expenses, are included in accounts payable to related party in the accompanying consolidated balance sheets. As of December 31, 2015, approximately $21.4 million was due to DriveTime primarily related to its purchases of vehicles on behalf of the Company. As of December 31, 2016, approximately $1.9 million was due to DriveTime primarily related to shared service fees, repayments to DriveTime for invoices paid on behalf of the Company and leases.

NOTE 6 — FINANCE RECEIVABLE SALE AGREEMENTS

Transfer Agreements and Note Purchase and Security Agreements

In January 2016, the Company entered into transfer agreements pursuant to which it sells finance receivables meeting certain underwriting criteria to certain third party purchasers who engage DriveTime as servicer of such receivables. Pursuant to certain note purchase and security agreements, entered into in connection with the transfer agreements, such third party purchasers of receivables issued notes to certain parties, including Delaware Life Insurance Company (“Delaware Life”), which is controlled by Mark Walter, who also controls CVAN Holdings, LLC and has non-controlling ownership interests in the other note purchasers under the note purchase and security agreements. Delaware Life also serves as an administrative agent and paying agent on behalf of the note purchasers. Under the transfer agreements and initial note purchase and security agreements, the Company could sell up to an aggregate of $200.0 million in principal balances of vehicle finance receivables in this manner. The Company amended the agreements, effective September 16, 2016, to sell up to $230.0 million in principal balances of the finance receivables. Under this agreement through December 31, 2016, the Company had sold all $230.0 million of finance receivables, including approximately $72.4 million of finance receivables repurchased from DriveTime. As of December 31, 2016, there was no unused capacity under the note purchase and security agreements. See Note 5 — Related Party Transactions for further discussion on the repurchase of finance receivables from DriveTime.

Master Purchase and Sale Agreement and Master Transfer Agreement

In December 2016, the Company entered into a master purchase and sale agreement (the “Purchase and Sale Agreement”) and a master transfer agreement (the “Master Transfer Agreement”) pursuant to which it sells finance receivables meeting certain underwriting criteria to certain third party purchasers, including Ally. DriveTime is the servicer of finance receivables sold under both agreements. Under the Purchase and Sale Agreement and the Master Transfer Agreement, the Company can sell up to an aggregate of $375.0 million, and $292.2 million, respectively, in principal balances of finance receivables subject to adjustment as described in the respective agreements. During the year ended December 31, 2016, the Company had sold approximately $21.3 million and $8.5 million in principal balances of finance receivables under the Purchase and Sale Agreement and the Master Transfer Agreement, respectively. As of December 31, 2016, there was approximately $353.7 million and $283.7 million of unused capacity under the Purchase and Sale Agreement and the Master Transfer Agreement, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the year ended December 31, 2016, the Company incurred approximately $0.9 million of costs directly attributable to establishing the Purchase and Sale Agreement and the Master Transfer Agreement. These costs are included as a component of other assets on the accompanying consolidated balance sheet and will be expensed as a component of selling, general and administrative expenses over the period the Company sells finance receivables under these agreements.

Gains on the Sales of Finance Receivables with Third Parties

The total gain on loan sales related to finance receivables sold to third parties under these agreements during the year ended December 31, 2016 was approximately $7.2 million, which is included in other sales and revenues in the accompanying consolidated statement of operations.

Finance Receivable Purchase Agreement with DriveTime

In December 2016, the Company sold certain finance receivables to DriveTime. See Note 5 — Related Party Transactions for further discussion.

NOTE 7 — DEBT INSTRUMENTS

Floor Plan Facility

In October 2014, DriveTime entered into the Floor Plan Facility and a cross collateral, cross default and guaranty agreement with Ally secured by DriveTime and the Company’s vehicle inventory. In July 2015, the Company was removed as a party to the cross collateral agreement and the Floor Plan Facility was amended and restated to remove DriveTime. The amended facility provided for up to $60.0 million of available credit to the Company and had an interest rate based on one month LIBOR plus 3.80%. All borrowings under the amended Floor Plan Facility are required to be used to acquire used vehicle inventory and are collateralized by substantially all the Company’s assets, other than the Company’s interests in real property. The Floor Plan Facility requires that at least 5% of the total principal amount owed to Ally is held as restricted cash. Principal payments in an amount equal to the amount of the advance or loan must be made within several days of selling or otherwise disposing of the underlying vehicle inventory. Outstanding balances related to vehicles held in inventory for more than 180 days require monthly principal payments equal to 10% of the original principal amount of that vehicle until the remaining outstanding balance is the lesser of i) 50% of the original principal amount or ii) 50% of the wholesale value. Prepayments may be made without incurring a premium or penalty.

In December 2015, the Company increased the amount available under the Floor Plan Facility to an aggregate of $125.0 million, subject to credit availability and certain other conditions. In connection with this increase of the available credit line, two unit-holders of the Company, Mr. Garcia and the 2014 Fidel Family Trust (“Mr. Fidel”) unconditionally guaranteed the payment of all indebtedness of the Company up to $24.4 million and $0.6 million, respectively. In April 2016, Mr. Garcia invested $100.0 million in the Company through the purchase of approximately 18.3 million Class C Redeemable Preferred Units, $25.0 million of which satisfied certain conditions required to terminate those guarantees. See Note 8 — Class C Redeemable Preferred Units for additional information regarding the Class C Redeemable Preferred Units.

On November 9, 2016, the Company and Ally amended the Floor Plan Facility to extend the maturity to December 27, 2017 and the amount available to fund vehicle inventory purchases to $200.0 million. The Company paid Ally a one-time non-refundable commitment fee of $0.5 million on the effective date of the amendment.

As of December 31, 2015, the Company had an outstanding balance under this facility of approximately $42.3 million, borrowing capacity available of approximately $82.7 million and held

CARVANA GROUP, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approximately $2.1 million in restricted cash related to this facility. As of December 31, 2016, the interest rate on the Floor Plan Facility was 4.57%, the Company had an outstanding balance under this facility of approximately $165.3 million, borrowing capacity available of approximately $34.7 million and held approximately $8.4 million in restricted cash related to this facility.

Prior to July 2015, the Company financed the majority of its vehicle inventory purchases through DriveTime, as explained in Note 5 — Related Party Transactions.

Notes Payable

During 2016, the Company entered into eight promissory note agreements totaling approximately $5.7 million to purchase equipment for its transportation fleet used to transport vehicles. The principal amounts range from approximately $0.3 million to $1.4 million with fixed annual interest rates ranging from 4.56% to 6.29%. Each of the notes require monthly payments and mature in 2021. All of the notes are secured by the Company’s equipment acquired using the notes, including but not limited to any additions, replacements and proceeds. As of December 31, 2016, the outstanding amount of these notes totaled approximately $5.5 million, of which approximately $1.1 million is due within the next twelve months and included as current portion of notes payable on the accompanying consolidated balance sheet.

The following table summarizes the future minimum debt principal payments due in each period under the terms of the note agreements as of December 31, 2016 (in thousands):

2017	$1,057
2018	1,109
2019	1,163
2020	1,221
2021	911
Thereafter	—

Total	$5,461

Related Party Loan from Mr. Garcia

On March 31, 2016, the Company entered into a loan and security agreement with Mr. Garcia of $10.0 million. The loan bore interest at an annual rate of 4.0% and had a maturity date of May 1, 2016, at which time all unpaid principal and accrued interest were payable to Mr. Garcia. On April 1, 2016, the Company received the proceeds from the loan and on April 28, 2016, the Company repaid the principal and accrued interest, thereby terminating the loan.

NOTE 8 — CLASS C REDEEMABLE PREFERRED UNITS

On July 27, 2015, the Company authorized the issuance of and sold 14,051,214 Class C Redeemable Preferred Units to CVAN Holdings, LLC, for $65.0 million. On April 27, 2016, the Company authorized the issuance of and sold 18,300,293 Class C Redeemable Preferred Units for $100.0 million to Mr. Garcia. On July 12, 2016, the Company authorized the issuance of and sold 8,597,319 Class C Redeemable Preferred Units to CVAN Holdings, LLC, and 1,672,179 Class C Redeemable Preferred Units to GV Auto I, LLC for approximately $50.0 million and $9.7 million, respectively. On December 9, 2016, the Company authorized the issuance of and sold 468,000 Class C Redeemable Preferred Units to the Fidel Family Trust for approximately $2.7 million.

In accordance with the Company’s Operating Agreement, the Class C Redeemable Preferred Units accrue a return (“Class C Return”) at a coupon rate of 12.5% compounding annually on the aggregate amount of capital contributions made with respect to the Class C Redeemable Preferred Units. If the Company has a public offering in which the offering price per Class A Unit is greater than or equal to 200%

CARVANA GROUP, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of the original Class C Redeemable Preferred Unit issuance price, or if the Company has a sale transaction in which the proceeds payable with respect to the Class A Units is greater than or equal to 200% of the original Class C Redeemable Preferred Unit issuance price, the Company is no longer liable for the Class C Return. In the event of a public offering in which the offering price per Class A Unit is greater than or equal to 150% of the original Class C Redeemable Preferred Unit issuance price, the Class C Redeemable Preferred Units are automatically converted to Class A Units on a one to one basis. On or after July 27, 2018, the majority of Class C Redeemable Preferred Unit holders may require the Company to redeem the Class C Redeemable Preferred Units at a price per unit equal to the original issuance price of the Class C Redeemable Preferred Units plus the Class C Return outstanding at the time of redemption. At any time, the Class C Redeemable Preferred Units can be converted to Class A Units at the option of the Class C Redeemable Preferred Unit holders.

The Company records the issuance and sale of Class C Redeemable Preferred Units at fair value, net of issuance costs. As the redemption feature of the Class C Redeemable Preferred Units is out of the control of the Company, the preferred stock is classified as temporary equity on the accompanying consolidated balance sheets. The Company recognizes the Class C Return as an increase in temporary equity and increase to members’ equity (deficit). The Class C Return accrued during 2015 and 2016 was approximately $3.5 million and $20.6 million, respectively. The total accrued Class C Return included in Class C Redeemable Preferred Units on the accompanying consolidated balance sheets as of December 31, 2015 and December 31, 2016 was approximately $3.5 million and $24.1 million, respectively.

NOTE 9 — MEMBERS’ EQUITY (DEFICIT)

The Company’s three classes of member units are Class A (the “Class A Units), Class B (the “Class B Units) and Class C Redeemable Preferred Units. Class A Units and Class B Units are components of members’ equity (deficit) and Class C Redeemable Preferred Units are temporary equity, as explained in Note 8 — Class C Redeemable Preferred Units. As of December 31, 2016, there were approximately 103.3 million, 6.7 million and 43.1 million Class A Units, Class B Units and Class C Redeemable Preferred Units, respectively, issued and outstanding.

Liquidation and Voting Rights Privileges

The liquidation preference of the Class C Redeemable Preferred Units, assuming they are not first converted to Class A Units, is such that distributions from members’ deficit are first paid to the holders of Class C Redeemable Preferred Units until the aggregate unpaid Class C Return is reduced to zero and such holders receive the greater of the amount (i) required to reduce the aggregate unreturned initial capital investment of such holders to zero and (ii) the holders of Class C Redeemable Preferred Units would receive if they were converted to Class A Units. Any excess funds from distribution after the payment to Class C Redeemable Preferred Unit holders are then paid on a pro rata basis to holders of Class A and Class B Units that are vested and outstanding. Class B Units must meet certain participation threshold requirements ranging from $0.0000 to $5.8114 to participate in any distributions. Class A Unit holders are entitled to appoint two board members and Class C Unit holders are entitled to appoint one board member. The issuance of additional LLC units, liquidation of the Company, and any corporate reorganization of the Company require approval of the holders of the majority of the aggregate of Class A Units and Class C Redeemable Preferred Units. Certain Class A Unit and Class C Redeemable Preferred Unit holders also have certain other veto rights outlined in the Company’s Operating Agreement.

Class A Units

On November 1, 2014, DriveTime distributed its Class A member units in the Company to the unit holders of DriveTime on a pro rata basis. On July 27, 2015, the Company paid a cash dividend of

CARVANA GROUP, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approximately $33.5 million to Class A Unit holders and issued a unit dividend of 1,521,552 Class A Units to Class A Unit holders on a pro rata basis. The issuance of the Class A Unit dividend increased the number of Class A Units authorized and outstanding and did not impact members’ equity (deficit). The dividends were paid in order to facilitate the Company’s authorization of the Class C Redeemable Preferred Units discussed in Note 8 — Class C Redeemable Preferred Units. Also on July 27, 2015, the Company issued 11,764,706 Class A Units to DriveTime in repayment for the $50.0 million note payable to DriveTime.

Class B Units

Class B Units are issued under the Company’s Equity Incentive Plan (the “Equity Incentive Plan”) and are earned over the requisite service period. See Note 10 — Unit-Based Compensation for further details.

Transaction Costs

During the year ended December 31, 2016, the Company incurred costs of approximately $1.3 million directly related to issuing equity of which approximately $0.4 million had been paid as of December 31, 2016. These costs are included in other assets on the accompanying consolidated balance sheet.

NOTE 10 — UNIT-BASED COMPENSATION

Class B Units

Prior to March 2015, the Company did not have an equity incentive plan. In March 2015, the Company adopted the Equity Incentive Plan, which was amended in July 2015 and September 2016, and it was approved by the Board of Managers. Under the Equity Incentive Plan, the Company may grant up to 10,000,000 Class B Common Units to eligible employees, non-employee officers, consultants and directors with service vesting conditions. In July 2016, the Company’s Operating Agreement amended the number of units, including all types of awards issued under the Equity Incentive Plan and the Company Performance Plan (the “Performance Plan”) discussed below, for issuance to not exceed 10% of the number of issued and outstanding Class A Units. Forfeited and canceled Class B Units are returned to the pool of available Class B Units to be granted. As of December 31, 2016, the maximum number of Class B Units available for grant was 3,259,500, subject to the limitations under the Equity Incentive Plan and the Performance Plan. The awards granted under the Equity Incentive Plan are earned over the requisite service period, which is typically four to five years, and must meet the participation threshold requirements to participate in any distributions. As of December 31, 2016, outstanding Class B Units had participation thresholds between $0.00 to $5.8114. Vested Class B Units participate in any distributions of the Company based on the excess, if any, of the fair value of Class A Units over the Class B Unit’s participation threshold. Class B Units do not expire.

A summary of the Class B Unit activity for the year ended December 31, 2016 is as follows:

	Number of Units	Weighted Average Participation Threshold per Unit
	(in thousands)
Balance at December 31, 2015	5,645	$1.17
Granted	1,313	$5.40
Forfeited	(218)	$3.64

Balance at December 31, 2016	6,740	$1.91

Vested as of December 31, 2016	2,464	$0.94
Units expected to vest as of December 31, 2016	4,276	$2.48

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The weighted-average grant date fair value of Class B Units granted during each of the years ended December 31, 2015 and 2016 was $0.34. The fair value of Class B Units that vested during the years ended December 31, 2015 and 2016 was $0.40 and $0.32, respectively.

Assumptions used to estimate fair values

The Company uses a third party valuation specialist to assist management in its estimation of the fair value of the grants on the respective grant dates. As the participation threshold provides a threshold similar to that of an exercise price for a stock option, option pricing models are utilized to estimate the fair values of Class B Units. The fair value of Class B Units awarded were estimated on the grant date using the following weighted average assumptions:

	Years Ended December 31,
	2015	2016
Dividend yield	—%	—%
Expected volatility(1)	65.0%	68.0%
Risk-free interest rate	1.2%	0.9%
Expected term (in years)(2)	2.5	1.8

(1)	Measured using selected high-growth guideline companies corresponding to the expected term to a liquidity event and consideration of the risk factors that would influence the range of expected volatility.

(2)	Expected term represents the estimated period of time until an award is exercised and was determined using the simplified method because the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term.

Unit-Based Compensation Expense

Class B Unit compensation expense is recognized based on amortizing the grant-date fair value on a straight-line basis over the requisite service period, which is generally the vesting period of the award, less actual forfeitures. Compensation expense related to Class B Units included in the accompanying consolidated statements of operations was as follows (in thousands):

	For the Years Ended December 31,
	2015	2016
Cost of sales	$1	$4
Selling, general and administrative	489	551

Total unit-based compensation expense expense	$490	$555

As of December 31, 2016, the total unrecognized compensation expense related to outstanding Class B Units was approximately $1.6 million, which the Company expects to recognize over a weighted-average period of approximately 3.2 years. Total unrecognized unit-based compensation expense will be adjusted for actual forfeitures.

Company Performance Plan

The Company created the Performance Plan on July 25, 2016, whereby the Company may grant up to 1,000,000 performance units (the “Performance Units”) to certain individual employees and consultants. The Performance Units granted are subject to continued employment and are only exercisable upon a qualifying transaction, which is either a change of control or an initial public offering, each as defined in the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Performance Plan. Upon the occurrence of a qualifying transaction, each Performance Unit entitles the holder to receive a payment from the Company with such payment, and related compensation expense, determined by multiplying (i) the excess, if any, of the qualifying transaction price over the base amount of the Performance Unit, by (ii) the stated number of Class B units deemed covered by the Performance Unit. In the event of an initial public offering the Company has the option to settle the award in cash or equity. The Performance Units terminate on the tenth anniversary of the grant date or upon termination of employment, if earlier. The planned public offering constitutes a qualifying transaction under the terms of the Performance Plan and would result in the recognition of compensation expense. The Company would recognize such compensation expense in the period in which the planned public offering is deemed probable. During 2016, 572,725 Performance Units were granted at participation thresholds between $0.00 to $5.8114. As of December 31, 2016, there were 427,275 Performance Units available for grant under the plan. No compensation expense has been recorded in 2016 related to the outstanding Performance Units as no qualifying transactions were deemed probable to occur during 2016.

NOTE 11 — NET LOSS PER UNIT

Basic and diluted net loss per unit attributable to Class A Unit holders is calculated using the two-class method required for entities with participating securities. Vested Class B Units and Class C Redeemable Preferred Units are considered participating securities for purposes of calculating basic and diluted net loss per Class A Unit. As holders of Class B Units and Class C Redeemable Preferred Units do not have a contractual obligation to share in the losses of the Company, the net loss is not allocated between Class A Units and participating securities. Accordingly, Class B Units and Class C Redeemable Preferred Units are excluded from the calculation of basic and diluted net loss per unit attributable to Class A Unit holders. The Company’s basic and diluted net loss per unit attributable to Class A Unit holders are the same because the Company has generated a net loss attributed to Class A Unit holders and Class A Unit equivalents are excluded from diluted net loss per unit attributed to Class A Unit holders because they have an anti-dilutive impact.

The following table presents the calculation of basic and diluted net loss per unit attributable to Class A Unit holders, as adjusted to reflect the Class A Unit dividend for all years presented, (in thousands, except per share data):

	Years Ended December 31,
	2014	2015	2016
Net loss	$(15,238)	$(36,780)	$(93,112)
Series C Redeemable Preferred Unit accrued dividends	—	(3,495)	(20,583)

Net loss attributable to Class A Unit holders, basic and diluted	$(15,238)	$(40,275)	$(113,695)

Weighted average Class A Units outstanding, basic and diluted	91,522	96,582	103,286

Net loss per unit attributable to Class A Unit holders, basic and diluted	$(0.17)	$(0.42)	$(1.10)

As of December 31, 2014, the only outstanding units were Class A Units, thus there were no outstanding units to evaluate for potentially dilutive effects. Class C Redeemable Preferred Units of approximately 6.0 million and 31.4 million as of December 31, 2015 and 2016, respectively, were evaluated under the if-converted method for potentially dilutive effects and were determined to be anti-dilutive. Class B Units of approximately 4.0 million and 3.7 million for the years ended December 31, 2015 and 2016, respectively, were evaluated under the treasury stock method for potentially dilutive effects and were determined to be anti-dilutive.

CARVANA GROUP, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 12 — COMMITMENTS AND CONTINGENCIES

Lease Commitments

As of December 31, 2016, the Company is a tenant under various operating leases with third parties related to certain of its delivery hubs, vending machines and office space. The initial terms expire at various dates between 2017 and 2027. Many of the leases include one or more renewal options of five to ten year periods. Rent expense for these operating leases was approximately $0.1 million, $0.3 million and $0.9 million for the years ended December 31, 2014, 2015 and 2016, respectively. The Company also has operating leases with related parties as described in Note 5 — Related Party Transactions.

The following table summarizes the scheduled minimum lease payments due in each period under the lease terms of the Company’s operating leases as of December 31, 2016 (in thousands):

	Future Minimum Lease Payments
	Related Party(1)	Non-Related Party	Total
2017	$1,512	$2,590	$4,102
2018	1,683	2,668	4,351
2019	1,717	2,676	4,393
2020	1,751	2,806	4,557
2021	1,786	2,689	4,475
Thereafter	19,947	28,285	48,232

Total	$28,396	$41,714	$70,110

(1)	Related party lease payments exclude rent payments due under the DriveTime Lease, as those are contingent upon the Company’s utilization of the leased assets.

Letters of Credit

In October 2016, the Company obtained an unconditional, irrevocable, stand-by letter of credit for $1.9 million to satisfy a condition of a new lease agreement. The Company is required to maintain a cash deposit of $1.9 million with the financial institution that issued the stand-by letter of credit and has classified this amount as restricted cash as of December 31, 2016.

Legal matters

In the ordinary course of business, the Company may become subject to litigation or claims. The Company is not aware of any pending legal proceedings of which the outcome is reasonably possible to have a material effect on its results of operations, financial condition or cash flows.

NOTE 13 — FAIR VALUE OF FINANCIAL INSTRUMENTS

As of December 31, 2015, the Company did not hold any assets or liabilities that were required to be measured at fair value on a recurring or non-recurring basis. As of December 31, 2016, the Company held certain assets that were required to be measured at fair value on a recurring basis. The following is a summary of fair value measurements at December 31, 2016 (in thousands):

	Carrying Value	Level 1	Level 2	Level 3
Assets:
Money market funds(1)	$20,088	$20,088	—	$—

(1)	Classified in cash and cash equivalents in the accompanying consolidated balance sheet.

CARVANA GROUP, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The carrying amounts of restricted cash, receivables due from related party, accounts payable and accrued liabilities and accounts payable to related party approximate fair value because their respective maturities are less than three months. The carrying value of the Floor Plan Facility was determined to approximate fair value due to its short-term duration and variable interest rate that approximates prevailing interest rates as of each reporting period. The carrying value of notes payable was determined to approximate fair value as each of the notes was issued during 2016 at prevailing interest rates, which have not materially changed as of December 31, 2016. The fair value of finance receivables, net was determined to be $0 and approximately $25.6 million as of December 31, 2015 and 2016, respectively, utilizing the estimated sales price based on the historical experience of the Company. Such fair value measurement is considered Level 2 under the fair value hierarchy.

NOTE 14 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2017, the date that these consolidated financial statements were available to be issued. For purposes of these financial statements, the Company has not evaluated any subsequent events after this date.

Office Sublease Agreements with DriveTime

In connection with the lease for the new corporate headquarters in Tempe, Arizona, the Company entered into a sublease with DriveTime in January 2017 to use the first floor of the same building, which DriveTime leases from the same third party as the Company. The sublease has a term of 84 months with three five-year extension options.

In January 2017, the Company began subleasing on a month-to-month basis certain office space at DriveTime’s corporate headquarters in Tempe, Arizona. Pursuant to this arrangement, the Company pays DriveTime a fixed monthly rent amount.

IP License Agreement

In February 2017, the Company entered into a license agreement that governs the rights of certain intellectual property owned by the Company and the rights of certain intellectual property owned by DriveTime. The license agreement generally provides that each party grants to the other certain limited exclusive (other than with respect to the licensor party and its affiliates) and non-exclusive licenses to use certain of its intellectual property. The exclusive license to DriveTime is limited to the business that is primarily of sub-prime used car sales to retail customers. However, upon a change of control of either party, the license rights of the party that experienced the change of control are terminated. The agreement does not provide a license to any of the Company’s patents, trademarks, logos, customers’ personally identifiable information or any intellectual property related to the company’s vending machine, automated vehicle photography or certain other elements of its brand.

Credit Facility with Verde

On February 27, 2017, the Company entered into a credit facility with Verde for an amount up to $50.0 million, as increased by payment in kind interest. Under the agreement, the Company can draw up to five loans in minimum amounts of $10.0 million during the term of the agreement. Amounts outstanding accrue interest at a rate of 12.0% per annum, compounding semi-annually and payable in arrears and mature in August 2018. Upon execution of the agreement, the Company paid a commitment fee of $1.0 million to Verde.

CARVANA GROUP, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Inspection and Reconditioning Center Lease with DriveTime

In February 2017, the Company entered into a new lease with DriveTime for an inspection and reconditioning center where the Company had previously maintained partial occupancy under the DriveTime Lease Agreement. The Company will pay an initial fixed monthly base rent of approximately $0.1 million, commencing on the date the Company ceases rent payments for the property pursuant to the DriveTime Lease Agreement, which is expected to be March 1, 2017.

15,000,000 Shares

Carvana Co.

Class A Common Stock

P R O S P E C T U S

                , 2017

Wells Fargo Securities	BofA Merrill Lynch	Citigroup	Deutsche Bank Securities

Baird	William Blair	BMO Capital Markets	JMP Securities

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc., (“FINRA”), filing fee.

(in thousands)
SEC registration fee	$32.0
FINRA filing fee	39.3
NYSE listing fee	25.0
Printing expenses	1,294.1
Legal fees and expenses	2,350.0
Accounting fees and expenses	840.6
Miscellaneous expenses	919.0

Total expenses	$5,500.0

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the General Corporation Law of the State of Delaware (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our bylaws will provide that we will indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.

The LLC Operating Agreement provides for indemnification of the manager, members and officers of Carvana Group and their respective subsidiaries or affiliates. To the extent permitted by applicable law, Carvana Group will indemnify us, Carvana Sub as its manager, its authorized officers, its other employees and agents from and against any losses, liabilities, damages, costs, expenses, fees or penalties incurred by any acts or omissions of these persons, provided that the acts or omissions of these indemnified persons are not the result of fraud, intentional misconduct or a violation of the implied contractual duty of good faith and fair dealing, or any lesser standard of conduct permitted under applicable law.

We, Carvana Sub as Carvana Group’s manager, and the authorized officers and other employees and agents of Carvana Group will not be liable to Carvana Group, its members or their affiliates for damages incurred by any acts or omissions of these persons, provided that the acts or omissions of these exculpated persons are not the result of fraud, or intentional misconduct.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation or bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We will maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers. The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters party thereto against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Prior to completion of this offering, the Registrant will issue 117,066,210 shares of Class B common stock to the LLC Unitholders. The issuance of such shares of Class B common stock will not be registered under the Securities Act because the shares will be offered and sold in a transaction exempt from registration under Section 4(a)(2) of the Securities Act.

Following the completion of this offering, the Registrant will issue 136,000 shares of Class B common stock to Ernest Garcia, II in connection with the transfer of 170,000 LLC Units by Carvana Sub to Ernest Garcia, II (assuming an initial public offering price of $15.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) in exchange for his 0.1% ownership interest in Carvana, LLC.

Item 16. Exhibits and Financial Statement Schedules.

(i)	Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(ii)	Financial statement schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective;

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof; and

(3)	For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused Amendment No. 3 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on April 27, 2017.

Carvana Co.

By:	/s/ Ernie Garcia, III
Name: Ernie Garcia, III
Title: Chief Executive Officer

***

Pursuant to the requirements of the Securities Act of 1933, Amendment No. 3 to this Registration Statement has been signed by the following persons in the capacities indicated on April 27, 2017.

Signature	Title

/s/ Ernie Garcia, III Ernie Garcia, III	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Mark Jenkins Mark Jenkins	Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Description

1.1**	Form of Underwriting Agreement.

3.1**	Form of Amended and Restated Certificate of Incorporation of Carvana Co., to be effective upon completion of this offering.

3.2**	Form of Amended and Restated Bylaws of Carvana Co., to be effective upon completion of this offering.

4.1**	Form of Second Amended and Restated Registration Rights Agreement, by and among Carvana Co. and the other signatories party thereto.

5.1	Opinion of Kirkland & Ellis LLP.

10.1**	Form of Tax Receivable Agreement.

10.2**	Form of Exchange Agreement.

10.3**	Form of Fourth Amended and Restated Limited Liability Company Agreement of Carvana Group, LLC.

10.4+**	Form of Carvana Co. 2017 Omnibus Incentive Plan.

10.5+**	Form of Incentive Stock Option Agreement.

10.6+**	Form of Restricted Stock Agreement.

10.7+**	Form of Nonqualified Stock Option Agreement.

10.8+**	Form of Stock Appreciation Rights Agreement.

10.9+**	Form of Restricted Stock Unit Agreement.

10.10**	Form of Indemnification Agreement.

10.11†**	Amended and Restated Inventory Financing and Security Agreement, dated as of July 27, 2015 among Ally Bank, Ally Financial and Carvana, LLC.

10.12†**	Amendment to Amended and Restated Inventory Financing and Security Agreement, dated as of July 30, 2015 among Ally Bank, Ally Financial and Carvana, LLC.

10.13†**	Third Amendment to Amended and Restated Inventory Financing and Security Agreement, dated as of November 9, 2016 among Ally Bank, Ally Financial and Carvana, LLC.

10.14†**	Letter Agreement, dated as of February 10, 2017 among Ally Bank, Ally Financial and Carvana, LLC.

10.15+**	Carvana Group, LLC Equity Incentive Plan.

10.16+**	Form of Award Agreement under Carvana Group Equity Incentive Plan.

10.17†**	Fourth Amended and Restated Lease Agreement, dated February 24, 2017 by and between DriveTime Car Sales Company, LLC, as landlord, and Carvana LLC and Carvana Shipping & Delivery, LLC, as tenant.

10.18**	Second Amended and Restated Shared Services Agreement, dated February 27, 2017, by and between DriveTime Automotive Group, Inc., and Bridgecrest Acceptance Corporation, f/k/a DT Acceptance Corporation and Carvana LLC.

10.19**	Origination Agreement, dated June 1, 2014, by and between Carvana, LLC, as seller, and Bridgecrest Acceptance Corporation, f/k/a DT Acceptance Corporation, as purchaser.

Exhibit Number	Description

10.20**	Amendment No 1 to Origination Agreement, dated December 31, 2015, by and between Carvana, LLC, as seller, and Bridgecrest Acceptance Corporation, f/k/a DT Acceptance Corporation, as purchaser.

10.21**	Time Sharing Agreement, dated October 22, 2015, by and among Bridgecrest Credit Company, LLC, f/k/a DT Credit Company, LLC, as lessor, and Carvana Group, LLC, Verde Investments, Inc., GO Capital Holdings, LLC and Oreno Holdings, LLC, as lessees.

10.22†**	Amended and Restated Master Purchase and Sale Agreement, among Ally Bank, Ally Financial, Inc. and Carvana Auto Receivables 2016-1 LLC.

10.23†**	Amended and Restated Master Transfer Agreement, among Sonoran Auto Receivables Trust 2016-1 and Carvana Auto Receivables 2016-1 LLC.

10.24**	SilverRock Automotive Master Dealer Agreement, dated December 8, 2016 among SilverRock Automotive, Inc., SilverRock Automotive of Florida, Inc. and Carvana, LLC.

10.25**	Intellectual Property License Agreement, dated as of April 14, 2017, among DriveTime Automotive Group, Inc., DriveTime Car Sales Company LLC, Bridgecrest Acceptance Corporation f/k/a DT Acceptance Corporation and their respective wholly owned subsidiaries and Carvana, LLC.

10.26**	Master Loan Agreement, dated as of February 27, 2017 among Carvana Group, LLC, as borrower, Verde Investments, Inc. and the other lenders party thereto.

10.27**	Guarantee, dated as of February 27, 2017 between Carvana, LLC and Verde Investments, Inc.

10.28**	Form of Limited Liability Company Agreement of Carvana Co. Sub LLC.

10.29**	First Amendment to Fourth Amended and Restated Lease, dated March 31, 2017 among DriveTime Car Sales Company, LLC, Carvana, LLC and Carvana Shipping and Delivery, LLC.

10.30**	Fourth Amendment to Amended and Restated Inventory Financing and Security Agreement, dated as of March 31, 2017 among Ally Bank, Ally Financial and Carvana, LLC.

10.31**	First Amendment to Second Amended and Restated Shared Services Agreement, dated April 14, 2017, by and between DriveTime Automotive Group, Inc., and Bridgecrest Acceptance Corporation, f/k/a DT Acceptance Corporation and Carvana LLC.

21.1**	List of subsidiaries of Carvana Co.

23.1	Consent of Grant Thornton LLP, independent registered public accounting firm, as to Carvana Co.

23.2	Consent of Grant Thornton LLP, independent registered public accounting firm, as to Carvana Group, LLC.

23.3**	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

24.1**	Powers of Attorney (included on signature page).

99.1**	Consent of Director Nominees

**	Indicates previously filed.

+	Indicates a management contract or compensatory plan or agreement.

†	Confidential treatment requested as to certain portions, which portions have been provided separately to the Securities and Exchange Commission.